UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 13, 2022

UNITY SOFTWARE INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39497	27-0334803
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

30 3rd Street

San Francisco, California 94103-3104

(Address, including zip code, of principal executive offices)

(415) 539-3162

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.000005 par value	U	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry Into a Material Definitive Agreement.

Merger Agreement

On July 13, 2022, Unity Software Inc., a Delaware corporation (“Unity”), and Ursa Aroma Merger Subsidiary LTD, a company organized under the laws of the State of Israel and a direct wholly owned subsidiary of Unity (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ironSource Ltd., a company organized under the laws of the State of Israel (“ironSource”), pursuant to which, among other things and subject to the terms and conditions contained therein, Merger Sub will be merged with and into ironSource, with ironSource continuing as the surviving company and as a direct wholly owned subsidiary of Unity (the “Merger”). The Merger Agreement and the transactions contemplated thereby, including the Merger, have been unanimously approved by each of the board of directors of Unity (the “Unity Board”) and the board of directors of ironSource (the “ironSource Board”) and (1) the Unity Board has determined to recommend that the stockholders of Unity approve the issuance of shares of common stock, $0.000005 par value per share, of Unity (the “Unity Common Stock”) pursuant to the Merger Agreement and (2) the ironSource Board has determined to recommend that shareholders of ironSource approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

Consideration to ironSource Shareholders

The Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”), each outstanding Class A ordinary share, no par value per share, of ironSource and each Class B ordinary share, no par value per share, of ironSource (collectively, the “ironSource ordinary shares”) (other than ironSource ordinary shares owned or held in treasury by ironSource, which will be cancelled for no consideration) will be converted into the right to receive 0.1089 (the “Exchange Ratio”) of a share of Unity Common Stock (the “Merger Consideration”), subject to applicable withholding tax and rounded to the nearest whole share for any fractional shares of Unity Common Stock resulting from the calculation. Unity stockholders will continue to own their existing shares of Unity Common Stock.

Treatment of ironSource Equity Awards

The Merger Agreement also provides that, at the Effective Time:

(i) each outstanding option to purchase ironSource ordinary shares (“ironSource option”), whether vested or unvested, that is unexercised and held by a person who is and will be an officer, director, employee or contractor of ironSource or any of its subsidiaries immediately prior to and immediately following the Effective Time (a “Continuing Service Provider”), will be assumed by Unity and be converted into an option to purchase Unity Common Stock (the “Converted Option”), with each such Converted Option being subject to substantially the same terms and conditions, except that the number of Unity Common Stock subject to such Converted Option and the per share exercise price of such Converted Option will be determined in accordance with the terms set forth in the Merger Agreement;

(ii) each outstanding ironSource option that is unexercised and held by a person that is not a Continuing Service Provider will (a) if such ironSource option is vested as of immediately prior to the Effective Time, be automatically canceled, with the holder of such ironSource option becoming entitled to receive the Merger Consideration in respect of each “net share” underlying such ironSource option, calculated in accordance with the terms set forth in the Merger Agreement, less a number of shares of Unity Common Stock having a value equal to any applicable tax withholding obligations, or (b) if such ironSource option is unvested as of immediately prior to the Effective Time or if the exercise price per share of such ironSource option is equal to greater than the Per Share Cash Equivalent Consideration (as defined in the Merger Agreement), be automatically canceled for no consideration;

(iii) notwithstanding clauses (i) and (ii) above, each outstanding ironSource option that the parties determine could be reasonably expected to result in a failure of the Merger to qualify as a “reorganization” under Section 368 of the Internal Revenue Code of 1986, as amended, will be settled in cash or ironSource ordinary shares by ironSource immediately prior to the closing of the Merger (the “Closing”);

(iv) each outstanding ironSource restricted share unit (“ironSource RSU”) that is unvested immediately prior to the Effective Time or vested but has not yet been settled immediately prior to the Effective Time and, in each case, is held by a Continuing Service Provider, will be assumed by Unity and automatically converted into an award of restricted stock units relating to Unity Common Stock (the “Converted RSU Award”), with such Converted RSU Award subject to substantially the same terms and conditions, except the number of shares of Unity Common Stock subject to such Converted RSU Award will be determined in accordance with the terms set forth in the Merger Agreement; and

(v) each outstanding ironSource RSU that is held by a person that is not a Continuing Service Provider will (a) if such ironSource RSU is vested but has not yet been settled immediately prior to the Effective Time, be automatically canceled with the holder of such ironSource RSU becoming entitled to receive the Merger Consideration in respect of each ironSource ordinary share subject to such ironSource RSU, less a number of shares of Unity Common Stock having a value equal to any applicable tax withholding obligations, or (b) if such ironSource RSU is unvested immediately prior to the Effective Time, be automatically canceled for no consideration.

Board of Directors of Unity

Pursuant to the Merger Agreement, Unity and ironSource have agreed that, prior to the Closing, (a) Unity will take all necessary corporate action so that, upon and after the Closing, the size of the Unity Board will be increased by three members (to a total of thirteen members), (b) Unity will designate three individuals, one of whom will be the Chief Executive Officer of ironSource and the other two of whom will be members of the ironSource Board as of the date of the Merger Agreement and selected by ironSource upon prior consultation with Unity, and (c) Unity will designate such three individuals to be appointed to the Unity Board to fill the vacancies created by such increase (the “ironSource Nominees”) and (d) Unity will appoint the ironSource Nominees to the Unity Board, in different classes, with such appointments effective upon the Closing.

Conditions to the Merger

The completion of the Merger is subject to the satisfaction or waiver of certain customary mutual closing conditions, including, among other things, (1) the receipt of the required approvals from ironSource’s shareholders and Unity’s stockholders, as applicable (the “Required Approvals”); (2) the approval for listing on the New York Stock Exchange, subject to notice of official issuance, of the shares of Unity Common Stock to be issued in connection with the Merger; (3) the effectiveness of the registration statement on Form S-4 to be filed by Unity pursuant to which the issuance of such shares of Unity Common Stock will be registered under the Securities Act of 1933, as amended (the “Securities Act”); (4) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (5) no governmental entity of competent jurisdiction having (i) enacted, issued or promulgated any law that is in effect as of immediately prior to the Effective Time or (ii) issued or granted any order or injunction (whether temporary, preliminary or permanent) that is in effect as of immediately prior to the Effective Time, in each case, which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Merger; (6) the receipt of an Israeli Securities Authority (the “ISA”) no-action letter or a dual listing permit with respect to the dual listing of the Unity Common Stock on the Tel Aviv Stock Exchange; and (7) at least fifty days will have elapsed after the filing of a merger proposal with the Registrar of Companies of the State of Israel pursuant to the Companies Law 5759-1999 of the State of Israel (“ICL”) and at least thirty days will have elapsed after the approval of such merger proposal by an extraordinary general meeting of the shareholders of ironSource and by the sole shareholder of Merger Sub, as applicable.

In addition, pursuant to the Merger Agreement, prior to the Closing, (a) ironSource is required to obtain certain tax rulings under the Israeli Income Tax Ordinance [New Version] 5721 - 1961, as amended (the “Ordinance”), (b) Unity is required to effect the appointment of the ironSource Nominees to the Unity Board (as described above under “—Board of Directors of Unity”) and (c) agreements containing certain restrictions on dispositions of the respective shares of Unity Common Stock of certain shareholders of ironSource and certain stockholders of Unity remain in effect.

The obligation of each party to consummate the Merger is also conditioned upon, including without limitation, (a) the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) as of the date of the Merger Agreement and as of the date of the Closing, (b) the other party having performed in all material respects its obligations under the Merger Agreement, (c) there having been no Company Material Adverse Effect or Parent Material Adverse Effect, as applicable (each as defined in the Merger Agreement) since the date of the Merger Agreement, and (d) the receipt of a certificate from the other party certifying the satisfaction of certain closing conditions.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties of Unity, Merger Sub and ironSource relating to, among other things, their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary covenants of Unity, Merger Sub and ironSource, including covenants regarding the conduct of their respective businesses during the pendency of the transactions contemplated by the Merger Agreement, public disclosures and other matters. In addition, each of Unity and ironSource is required, among other things, not to solicit an alternative business combination transaction and, subject to certain exceptions, not to engage in discussions or negotiations regarding an alternative business combination transaction.

Unity and ironSource have also agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, including the Merger, as soon as practicable after the date of the Merger Agreement, including:

•

preparing and filing or otherwise providing, in consultation with the other party and as promptly as practicable and advisable after the date of the Merger Agreement, all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as reasonably practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the transactions contemplated by the Merger Agreement, including the Merger (including but not limited to the required Israeli tax rulings); and

•

taking all steps as may be necessary to obtain all such waiting period expirations (including but not limited to those required under the HSR Act and by the ICL) or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals.

Termination

The Merger Agreement may be terminated and the Merger and the other transactions contemplated thereby may be abandoned at any time before the Closing by mutual written consent of Unity and ironSource. In addition, either Unity or ironSource may terminate the Merger Agreement if (a) a governmental entity issues a final, non-appealable order, injunction, decree or ruling that restrains, enjoins or otherwise prohibits the consummation of the Merger or the related transactions contemplated in the Merger Agreement, (b) the consummation of the Merger does not occur on or before April 13, 2023 (the “Outside Date”), subject to extension on up to two occasions for three months each for the sole purpose of obtaining certain regulatory clearances, and (c) if ironSource and/or Unity does not obtain the Required Approvals at the meetings of their respective securityholders.

Further, subject to the terms and conditions of the Merger Agreement, each of ironSource and Unity may terminate the Merger Agreement in the event that (a) the other party has breached, failed to perform or violated their respective covenants or agreements under the Merger Agreement or any of their respective representations and warranties set forth in the Merger Agreement will have become inaccurate, in each case, in a manner that would give rise to the failure of certain key conditions to the consummation of the Merger, as set forth in the Merger Agreement, and such breach, failure to perform, violation or inaccuracy is not capable of being cured by the applicable time set forth in the Merger Agreement, (b) prior to obtaining the Required Approvals, the board of directors of the other party changes or withdraws its recommendation to its stockholders or shareholders, as applicable, in connection with the Merger, or the board of directors of such party changes or withdraws its recommendation to its stockholders or shareholders, as applicable, and enters into an agreement with respect to a superior proposal, as described in the Merger Agreement; provided that such other party has paid the applicable termination fee described below, or (c) the other party has materially breached its non-solicitation obligations.

Termination Fees

Upon termination of the Merger Agreement, ironSource would be required to pay Unity a termination fee of $150 million, and Unity would be required to pay ironSource a termination fee of $150 million, in each case under certain specified circumstances. Further, if the Merger Agreement is terminated because of a failure of Unity’s stockholders or ironSource’s shareholders to approve the proposals required to complete the Merger, Unity and ironSource, as applicable, may be required to reimburse the other party for its actual costs and expenses in connection with the Merger Agreement and the transactions contemplated thereby, in an amount not to exceed $20 million, which reimbursement would be creditable against any termination fee payable. In no event will either party be entitled to receive more than one termination fee, net of any expense reimbursement.

Other Matters

The foregoing description of the Merger Agreement and the transactions contemplated thereby, including the Merger, is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and incorporated herein by reference.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Unity. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Unity’s public disclosures.

Voting Agreements

Unity Voting Agreement

On July 13, 2022, in connection with the execution of the Merger Agreement, certain Unity stockholders entered into a Voting Agreement with ironSource (the “Unity Voting Agreement”).

Pursuant to the Unity Voting Agreement, such Unity stockholders have agreed, among other things, to vote or cause to be voted any issued and outstanding shares of Unity Common Stock beneficially owned by such stockholders, or that may otherwise become beneficially owned by them at every meeting of Unity stockholders during the term of the Unity Voting Agreement (“Unity Covered Shares”) (i) in favor of (A) the consummation of the transactions contemplated by the Merger Agreement, including the issuance of shares of Unity Common Stock, (B) all of the matters, actions and proposals necessary to consummate the transactions contemplated by the Merger Agreement, (C) any other transaction contemplated by the Merger Agreement, and (D) any proposal to adjourn or postpone any meeting of the Unity stockholders to a later date if there are not sufficient votes to approve the proposals necessary to consummate the transactions contemplated by the Merger Agreement; and (ii) against (A) certain alternative business combination transactions described in the Merger Agreement; (B) any action, proposal or transaction that would reasonably be expected to result in a breach of any covenant, agreement, representation or warranty or any other obligation of Unity set forth in the Merger Agreement or of a Unity stockholder set forth in the Unity Voting Agreement; or (C) any other action, proposal or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone or prevent the consummation of, or otherwise adversely affect, the Merger, the other transactions contemplated by the Unity Voting Agreement or the Merger Agreement. As of July 13, 2022, the Unity stockholders subject to the Unity Voting Agreement beneficially own approximately 29% of the issued and outstanding shares of Unity Common Stock.

In addition, each stockholder party to the Unity Voting Agreement has agreed that, with limited exceptions, prior to the termination of the Unity Voting Agreement, he, she or it will not transfer, directly or indirectly, any Unity Covered Shares; provided that each Unity stockholder party to the Unity Voting Agreement may transfer up to 10% in the aggregate of the Unity Covered Shares that are held by such Unity stockholder as set forth in the Unity Voting Agreement.

The Unity Voting Agreement will automatically terminate upon the earliest of (i) the written consent of Unity, (ii) the Effective Time or (iii) the valid termination of the Merger Agreement in accordance with its terms.

ironSource Voting Agreements

On July 13, 2022, in connection with the execution of the Merger Agreement, certain ironSource shareholders entered into Voting Agreements with Unity (the “ironSource Voting Agreements”).

Pursuant to the ironSource Voting Agreements, each ironSource shareholder has agreed, among other things, to vote or cause to be voted any issued and outstanding ironSource ordinary shares beneficially owned by them (the “ironSource Covered Shares”) at every meeting of ironSource shareholders during the term of the ironSource Voting Agreements (i) in favor of (A) the consummation of the transactions contemplated by the Merger Agreement, including the Merger, (B) all of the matters, actions and proposals necessary to consummate the transactions contemplated by the Merger Agreement, and (C) any other transaction contemplated by the Merger Agreement or other matters that would reasonably be expected to facilitate the Merger, including any proposal to adjourn or postpone any meeting of the ironSource shareholders to a later date if there are not sufficient votes to approve the adoption of the Merger Agreement; and (ii) against (A) certain alternative business combination transactions described in the Merger Agreement; (B) any action, proposal or transaction that would reasonably be expected to result in a breach of any covenant, agreement, representation or warranty or any other obligation of ironSource set forth in the Merger Agreement or of the ironSource shareholder set forth in the ironSource Voting Agreements; or (C) any other action, proposal or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone or prevent the consummation of, or otherwise adversely affect, the Merger, the other transactions contemplated by the ironSource Voting Agreements or the Merger Agreement. As of July 10, 2022, the ironSource shareholders subject to the ironSource Voting Agreements beneficially own approximately 38% of the issued and outstanding ironSource Class A ordinary shares, and approximately 35% of the issued and outstanding ironSource Class B ordinary shares.

In addition, each shareholder party to the ironSource Voting Agreements has agreed that, with limited exceptions, prior to the termination of the ironSource Voting Agreements, he, she or it will not transfer, directly or indirectly, any ironSource Covered Shares; provided that each ironSource shareholder party to the ironSource Voting Agreements may transfer up to 10% of the ironSource Covered Shares.

The ironSource Voting Agreements will automatically terminate upon the earliest of (i) the written consent of ironSource, (ii) the Effective Time or (iii) the valid termination of the Merger Agreement in accordance with its terms.

The foregoing descriptions of the Unity Voting Agreement, the ironSource Voting Agreements and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the forms of the Unity Voting Agreement and the ironSource Voting Agreements, respectively, which are filed as Exhibits 10.1 and 10.2 hereto, respectively, and are incorporated herein by reference.

Investment Agreement for 2.0% Convertible Senior Notes due 2027

On July 13, 2022, Unity entered into an investment agreement (the “Investment Agreement”) with Silver Lake Alpine II, L.P., and Silver Lake Partners VI, L.P. (collectively, the “Silver Lake Purchasers”) and Sequoia Capital Fund, L.P. (the “Sequoia Purchaser” and, together with the Silver Lake Purchasers, the “Investors”) relating to the issuance and sale to the Investors of $1,000,000,000 in aggregate principal amount of Unity’s 2.0% Convertible Senior Notes due 2027 (the “Notes”), with $940 million of the Notes to be issued to the Silver Lake Purchasers and $60 million of the Notes to be issued to the Sequoia Purchaser. The closing of the issuance and sale of the Notes (the “PIPE Closing”) is expected to occur promptly following the Closing, subject to the Closing and certain customary closing conditions. The proceeds from the issuance and sale of the Notes are expected to be used following the Closing to partially fund the repurchase of up to $2,500,000,000 of shares of Unity Common Stock in open market transactions.

The Investment Agreement may be terminated prior to the PIPE Closing (i) upon the mutual written consent of Unity and the Investors representing the majority of the purchase price for the Notes, (ii) upon the termination of the Merger Agreement in accordance with its terms, or (iii) by the Investors upon the failure of the PIPE Closing to occur on or prior to the Outside Date, as such date may be extended pursuant to the existing terms of the Merger Agreement.

The Notes are expected to be governed by an indenture (the “Indenture”) between Unity and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”). The Notes will bear interest at a rate of 2.0% per annum and interest on the Notes will be payable semi-annually in arrears. The Notes will mature five years from the date of issuance, subject to earlier conversion or repurchase.

The Notes will be convertible at the option of the holder at any time until the trading day prior to the maturity date. The Notes will be convertible into cash, shares of Unity Common Stock or a combination thereof, based on an initial conversion rate of 20.4526 shares of Unity Common Stock per $1,000 principal amount of the Notes (which is equal to an initial conversion price of approximately $48.89 per share), in each case subject to customary anti-dilution and other adjustments, including in connection with any make-whole adjustment (as described in the Indenture) as a result of certain extraordinary transactions.

With certain exceptions, upon a change of control of Unity or the failure of the Unity Common Stock to be listed on certain stock exchanges (a “Fundamental Change”), the holders of the Notes may require that Unity repurchase all or part of the principal amount of the Notes at a purchase price of par plus accrued and unpaid interest to, but excluding, the Fundamental Change repurchase date.

The Indenture will include customary “events of default,” which may result in the acceleration of the maturity of the Notes under the Indenture. The Indenture will also include customary covenants for convertible notes of this type.

Under the Investment Agreement, prior to the earlier of (i) the one year anniversary of the PIPE Closing and (ii) a change of control of Unity, the Investors will be restricted from converting the Notes or transferring, or entering into an agreement that transfers, the economic consequences of ownership of the Notes or the shares of Unity Common Stock issuable upon conversion of the Notes, subject to certain exceptions including, among others, (A) transfers to such Investors’ affiliates, (B) transfers to Unity or any of its subsidiaries, (C) transfers to a third party where the net proceeds of such sale are solely used to satisfy a margin call or repay a permitted loan, (D) transfers in connection with certain permitted debt financing transactions, or (E) transfers in connection with certain third party tender or exchange offers or pursuant to a merger, consolidation or similar transaction consummated by Unity.

The Investment Agreement also provides the Investors with certain registration rights for the resale of the Notes and the shares of Unity Common Stock issuable upon conversion of the Notes, subject to certain limitations. As of July 13, 2022, affiliates of the Silver Lake Purchasers and affiliates of the Sequoia Purchaser beneficially own approximately 12% and 13%, respectively (excluding any shares issuable upon conversion of the Notes), of the issued and outstanding shares of Unity Common Stock as of July 8, 2022. Certain affiliates of the Silver Lake Purchasers and the Sequoia Purchaser are members of the Unity Board and its committees. A committee consisting of only members of the Unity Board that were disinterested in the Investment Agreement and related documents approved and recommended the approval of the Investment Agreement to the Unity Board, and the Unity Board approved the Investment Agreement.

The foregoing summary of the Investment Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investment Agreement, which is filed as Exhibit 10.3 hereto and incorporated by reference herein.

Item 3.02.	Unregistered Sale of Securities.

The information related to the issuance of the Notes contained in Item 1.01 under “Investment Agreement for 2.0% Convertible Senior Notes due 2027” of this Current Report on Form 8-K is incorporated herein by reference. Unity will offer and sell the Notes and the shares issuable upon conversion of the Notes, if any, to the Investors in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. Unity will rely on this exemption from registration based in part on representations made by the Investors in the Investment Agreement.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

2.1†	Agreement and Plan of Merger, dated as of July 13, 2022, by and among Unity, Merger Sub and ironSource.

10.1	Form of Voting Agreement, dated as of July 13, 2022, by and among Unity and certain shareholders of ironSource party thereto (included in Exhibit 2.1 hereto).

10.2	Form of Voting Agreement, dated as of July 13, 2022, by and among ironSource and certain stockholders of Unity party thereto (included in Exhibit 2.1 hereto).

10.3	Investment Agreement, dated as of July 13, 2022, between Unity, the Silver Lake Purchasers and the Sequoia Purchaser.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. These statements are based on current expectations, estimates and projections about the industry and markets in which Unity and ironSource operate and management’s beliefs and assumptions as to the timing and outcome of future events, including the transactions described in this communication. While Unity’s and ironSource’s management believe the assumptions underlying the forward-looking statements are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks and uncertainties include, but are not limited to: the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against the parties and others following announcement of the merger agreement; the inability to consummate the transaction due to the failure to obtain the requisite stockholder approvals or the failure to satisfy other conditions to completion of the transaction; risks that the proposed transaction disrupts current plans and operations of Unity and ironSource; the ability to recognize the anticipated benefits of the transaction, including anticipated synergies; the amount of the costs, fees, expenses and charges related to the transaction; Unity’s expected stock buyback occurring as planned or at all; and the other risks and important factors contained and identified in Unity’s and ironSource’s filings with the SEC, such as Unity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and subsequent Quarterly Reports on

Form 10-Q and Current Reports on Form 8-K, and ironSource’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and subsequent Current Reports on Form 6-K, any of which could cause actual results to differ materially from the forward-looking statements in this communication.

There can be no assurance that the proposed transaction will in fact be consummated. We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this press release. Neither Unity nor ironSource is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and neither Unity nor ironSource intends to do so.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Unity expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Unity and ironSource that also constitutes a prospectus of Unity, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Unity’s and ironSource’s respective securityholders, as applicable, when it becomes available. Unity and ironSource also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and securityholders may obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Unity and ironSource with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the companies will be available free of charge on their respective websites at www.unity.com and www.is.com.

Participants in Solicitation

Unity, ironSource and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Unity is set forth in its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 20, 2022. Information about the directors and executive officers of ironSource is set forth in its Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITY SOFTWARE INC.

Date: July 14, 2022	By:	/s/ Luis Visoso
Luis Visoso
Senior Vice President and Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

UNITY SOFTWARE INC.,

URSA AROMA MERGER SUBSIDIARY LTD.,

and

IRONSOURCE LTD.

dated as of

July 13, 2022

-i-

-ii-

Annexes

Annex A	Certain Definitions
Annex B	Form of Company Shareholder Voting Agreement
Annex C	Form of Parent Stockholder Voting Agreement
Annex D	Form of Registration Rights Agreement

-iii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 13, 2022, is by and among Unity Software Inc., a Delaware corporation (“Parent”), Ursa Aroma Merger Subsidiary Ltd., a company organized under the laws of the State of Israel and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and ironSource Ltd., a company organized under the laws of the State of Israel (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement. Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, it is proposed that Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger (the “Surviving Company”) as a direct wholly owned Subsidiary of Parent, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), pursuant to which each Class A Ordinary Share, no par value, of the Company (“Company Class A Shares”) and each Class B Ordinary Share, no par value, of the Company (“Company Class B Shares” and, together with Company Class A Shares, the “Company Ordinary Shares”), in each case, issued and outstanding immediately prior to the Effective Time, other than Cancelled Shares, will be converted into the right to receive shares of common stock, par value $0.000005 per share, of Parent (“Parent Common Stock”);

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) at a meeting duly called and held, unanimously adopted resolutions, among others, (i) resolving that this Agreement and the transactions contemplated hereby (collectively, the “Transactions”), including the Merger, are fair to, and in the best interests of, the Company and its shareholders (the “Company Shareholders”) and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approving this Agreement and the Transactions (including the Parent Stockholder Voting Agreement) on the terms and subject to the conditions set forth herein, and (iii) resolving to recommend that the Company Shareholders approve and adopt this Agreement and the Transactions, including the Merger (the “Company Board Recommendation”);

WHEREAS, the board of directors of Parent (the “Parent Board of Directors”) at a meeting duly called and held, unanimously adopted resolutions, among others, (i) resolving that the issuance of shares of Parent Common Stock pursuant to this Agreement (the “Parent Common Stock Issuance”), this Agreement and the Transactions, are fair to, and in the best interests of, Parent and Parent’s stockholders, (ii) approving the Parent Common Stock Issuance and the Company Shareholder Voting Agreement, (iii) directing that the Parent Common Stock Issuance be submitted to the holders of Parent Common Stock for approval, and (iv) resolving to recommend to the holders of Parent Common Stock to approve the Parent Common Stock Issuance (such recommendation described in this clause (iv), the “Parent Board Recommendation”);

WHEREAS, the board of directors of Merger Sub, and Parent as the sole shareholder of Merger Sub, have approved this Agreement and determined that this Agreement and the Transactions, including the Merger and the Parent Common Stock Issuance, are fair to, and in the best interests of, Parent and Merger Sub and their respective equityholder(s) and further, the board of directors of the Merger Sub determined that considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Merger Sub to its creditors;

WHEREAS, as a condition to Parent and Merger Sub entering into this Agreement, and incurring the obligations set forth herein, and as an inducement and in consideration for Parent and Merger Sub to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Parent is entering into a voting agreement, in the form attached as Annex B hereto, with certain Company Shareholders pursuant to which, among other things, such Company Shareholders have agreed, subject to the terms thereof, to vote all of such Company Shareholders’ Company Ordinary Shares in accordance with the terms of such voting agreement (the “Company Shareholder Voting Agreement”);

WHEREAS, as a condition to the Company entering into this Agreement, and incurring the obligations set forth herein, and as an inducement and in consideration for the Company to enter into this Agreement, concurrently with the execution and delivery of this Agreement, (i) the Company is entering into a voting agreement, in the form attached as Annex C hereto, with certain stockholders of Parent pursuant to which, among other things, such stockholders have agreed, subject to the terms thereof, to vote all of such stockholder’s shares of Parent Common Stock in accordance with the terms of such voting agreement (the “Parent Stockholder Voting Agreement”), and (ii) certain shareholders of the Company and certain stockholders of Parent are entering into agreements containing certain restrictions on dispositions of their respective Parent Common Stock (the “Lock Up Undertakings);

WHEREAS, for U.S. federal income tax purposes, the Parties hereto intend the Merger to qualify as a “reorganization” under Section 368(a) (1)(B) of the Code and/or Section 368(a)(2)(E) of the Code, and the Treasury Regulations promulgated thereunder (the “Intended U.S. Tax Treatment”), and this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the Transactions.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Sections 314 through 327 of the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company and shall (a) become a direct wholly owned Subsidiary of Parent; (b) continue to be governed by the Laws of the State of Israel; (c) maintain a registered office in the State of Israel; and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

Section 1.2. Effect of the Merger. The Merger shall have the effects set forth in the ICL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, (a) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company; (b) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company; and (c) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL. Merger Sub will cease to exist and will be stricken from the records of the Companies Registrar, and the Company will become a private company directly and wholly owned by Parent, all as provided under the ICL.

Section 1.3. The Closing. The closing of the Merger (the “Closing”) shall take place electronically on a remote basis, at 9:00 a.m., Israel Time on the second (2nd) Business Day after the satisfaction or, to the extent permitted by applicable Law, waiver of the last of the conditions set forth in Article VII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing), unless another date or place is agreed to in writing by the Company and Parent. The date on which the Closing takes place is referred to as the “Closing Date.”

Section 1.4. Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place in accordance with Section 1.3, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the proposed date of the Closing, in which the Parties shall request that the Companies Registrar issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) on the date that the Parties shall provide notice to the Companies Registrar that the Closing has occurred, and the Parties shall deliver such notice to the Companies Registrar on the Closing Date. The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”). For the avoidance of doubt, it is the intention of the Parties that the Merger shall be declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL shall both occur on the Closing Date.

Section 1.5. Governing Documents. At the Effective Time, the articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of association of the Surviving Company, until such articles of association are thereafter duly changed or amended as provided therein or by applicable Law.

Section 1.6. Officers and Directors. The Parties shall take all actions necessary so that from and after the Effective Time, the individuals designated by Parent no later than ten (10) days prior to the Closing Date shall become the officers and directors of the Surviving Company, until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of association of the Surviving Company.

ARTICLE II

TREATMENT OF SECURITIES

Section 2.1. Treatment of Ordinary Shares.

(a) The Merger. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or any holder of any securities of Parent, Merger Sub or the Company:

(i) Each Company Ordinary Share issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares) shall be automatically converted into the right to receive 0.1089 (the “Exchange Ratio”) of a fully paid and nonassessable share of Parent Common Stock, subject to the last sentence of this Section 2.1(a)(i) with respect to fractional shares (the “Merger Consideration”). From and after the Effective Time, all Company Ordinary Shares (other than any Cancelled Shares) shall be deemed under Israeli Law to be owned by Parent, and each holder of a valid certificate or certificates which immediately prior to the Effective Time represented any such Company Ordinary Shares (each, a “Certificate”) or evidenced by way of book-entry in the register of shareholders of the Company immediately prior to the Effective Time (each, a “Book-Entry Share”) shall thereafter cease to have any rights with respect to such Company Ordinary Shares, except the right to receive the applicable Merger Consideration upon the surrender of such Company Ordinary Shares in accordance with Section 2.2. In the event that a holder of Company Ordinary Shares converted pursuant to the Merger would be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) then the number of shares of Parent Common Stock issuable to such holder shall be rounded up or down to the nearest whole share of Parent Common Stock. Notwithstanding any other provision of this Agreement, the Merger Consideration shall not include any cash.

(ii) Prior to the Effective Time, any Company Ordinary Shares owned by any direct or indirect Subsidiary of the Company (x) shall be transferred to Company or (y) shall be otherwise cancelled. Each Company Ordinary Share issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company (dormant share (or menayah redumah) under ICL) shall be cancelled and shall cease to exist without any conversion, and no consideration shall be delivered in exchange therefor (the Company Ordinary Shares described in this Section 2.1(a)(ii), collectively, the “Cancelled Shares”).

(iii) Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time (the “Merger Sub Shares”) shall be automatically converted into and become one validly issued, fully paid and nonassessable Class A Ordinary Share, no par value, of the Surviving Company, and the shares of the Surviving Company into which the Merger Sub Shares are so converted shall be the only shares of the Surviving Company that are issued and outstanding immediately after the Effective Time. Following the Effective Time, each certificate evidencing ownership of shares of the Merger Sub Shares shall evidence ownership of such shares of the Surviving Company.

(b) Adjustment to Merger Consideration. The Merger Consideration shall be adjusted appropriately, without duplication, to reflect the effect of any stock (or share) split, reverse stock (or share) split, stock (or share) dividend (including any dividend or distribution of securities convertible into Company Ordinary Shares or Parent Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Company Ordinary Shares or shares of Parent Common Stock outstanding after the date hereof and prior to the Effective Time. Nothing in this Section 2.1(b) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.2. Payment for Securities; Surrender of Certificates.

(a) Exchange Fund. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the Merger (which shall designate a local Israeli sub-paying agent) (the “Exchange Agent”). The Exchange Agent shall also act as the agent for the Company Shareholders for the purpose of receiving and holding their Certificates and Book -Entry Shares and shall obtain no rights or interests in the shares represented thereby. At or immediately prior to the Effective Time, Parent shall deposit with the Exchange Agent, with no withholding of Taxes, evidence of Parent Common Stock issuable pursuant to Section 2.1(a) in book-entry form equal to the Merger Consideration and any dividends or other distributions under Section 2.2(f) (such evidence of book-entry shares of Parent Common Stock, together with any dividends or other distributions with respect thereto, the “Exchange Fund”), in each case, for the sole benefit of the holders of Company Ordinary Shares and if and to the extent required pursuant to Section 2.4, in the Israeli sub-paying agent’s name held in trust for the applicable holders of Company Ordinary Shares. In the event the Exchange Fund shall be insufficient to pay the Merger Consideration in accordance with Section 2.1(a) and any dividends or other distributions under Section 2.2(f), Parent shall promptly deposit, with no withholding, additional shares of Parent Common Stock or, with respect to any dividends or other distributions under Section 2.2(f), funds with the Exchange Agent in an amount that is equal to the shortfall that is required to make such payment. Parent shall cause the Exchange Agent to make, and the

Exchange Agent shall make, delivery of the Merger Consideration and any amounts payable in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f), out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund (which shall only be in respect of dividends or other distributions under Section 2.2(f)), if any, shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to Parent, and Parent shall be treated as the owner of such interest and other income for all Tax purposes. It is clarified that any Merger Consideration deliverable to holders of 102 Shares shall be issued under the Company’s Equity Plans which shall be assumed by Parent at Closing and are qualified plans pursuant to Section 102 of the Ordinance and delivered to the 102 Trustee, all subject to and pursuant to the applicable provisions of Section 102 of the Ordinance and the 102 Tax Ruling, the 103K Tax Ruling or any other approval that may be issued by the ITA, provided such other approval was approved in writing by Parent or its advisors (not to be unreasonably withheld, conditioned or delayed) in advance, as applicable.

(b) Procedures for Surrender.

(i) Certificates. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate and whose Company Ordinary Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof and, if required by Parent, an indemnity bond) to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof and, if required by Parent, an indemnity bond) in exchange for payment of the Merger Consideration into which such Company Ordinary Shares have been converted pursuant to Section 2.1, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f). Upon surrender of a Certificate (or an affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) for cancellation to the Exchange Agent, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the applicable Merger Consideration pursuant to the provisions of this Article II, and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f), for each Company Ordinary Share formerly represented by such Certificate, and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates

(or affidavits of loss in lieu thereof and, if required by Parent, an indemnity bond) upon compliance with such reasonable terms and conditions as shall be reflected in the exchange agreement to be agreed upon by Parent, the Company and the Exchange Agent prior to the Effective Time (with each acting reasonably). If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (x) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not required to be paid.

(ii) Book-Entry Shares. Any holder of any Book-Entry Shares and whose Company Ordinary Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration shall not be required to deliver a Certificate (nor an affidavit of loss in lieu thereof nor an indemnity bond) or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration. In lieu thereof, each registered holder of one or more Book-Entry Shares shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver immediately after the Effective Time the applicable Merger Consideration pursuant to the provisions of this Article II, and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f), for each Company Ordinary Share formerly represented by such Book-Entry Share, and the Book-Entry Share so exchanged shall be forthwith cancelled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered.

(iii) No Interest. No interest shall be paid or accrue on any portion of the Merger Consideration payable upon surrender of any Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.2(e)) or in respect of any Book-Entry Share.

(c) Transfer Books; No Further Ownership Rights in Company Ordinary Shares. At the Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Ordinary Shares on the records of the Company. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article II. If, after the Effective Time, Certificates or Book-Entry Shares are presented to Parent for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; No Liability. At any time following the first (1st) anniversary of the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to Parent any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat or similar Laws) as general creditors thereof with respect to the applicable Merger Consideration and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f), payable upon due surrender of their Certificates (or affidavit of loss in lieu thereof in accordance with Section 2.2(e)) or Book-Entry Shares and compliance with the procedures in Section 2.2(b), without any interest thereon. Notwithstanding the foregoing, none of Parent, Merger Sub, the Company, the Surviving Company or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and, if required by Parent, an indemnity bond, the applicable Merger Consideration payable in respect thereof pursuant to Section 2.1, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f).

(f) Dividends or Distributions with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Parent Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case, until the surrender of such Certificate (or affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Share in accordance with this Agreement. Subject to applicable Law, following surrender of any such Certificate (or affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Share, there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

Section 2.3. Treatment of Company Equity Awards.

(a) Company Options.

(i) At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time and held by any person who is a Service Provider immediately prior to the Effective Time and continues to be a Service Provider immediately following the Effective Time (each, a “Continuing Service Provider”), whether vested or unvested, including, for the avoidance of doubt, any Company Option with an exercise price per share equal to or greater than the Per Share Cash Equivalent Consideration, shall, without any action on the part of Parent, the Company or the holder thereof, cease to represent a right to acquire Company Ordinary Shares and shall be assumed by Parent and shall be converted into an option to purchase the number of shares of Parent Common Stock (each, a “Converted Parent Stock Option”) pursuant to this Section 2.3(a)(i). Each Converted Parent Stock Option shall be assumed based on the same tax route under which the assumed Company Option qualified (provided that with respect to 102 Options issued under Section 102, the 102

Tax Ruling has approved the tax free rollover and tax route continuity and in accordance with the provisions of such ruling), and shall continue to have, and shall be subject to, the same terms and conditions (including status of vesting and vesting schedule) as applied to the Company Option immediately prior to the Effective Time, except that each Converted Parent Stock Option shall (i) represent an option to acquire that number of whole shares of Parent Common Stock, rounded down to the nearest whole number of shares, equal to the product obtained by multiplying (x) the number of Company Ordinary Shares subject to such Company Option immediately prior to the Effective Time, by (y) the Exchange Ratio and (ii) have an exercise price per share of Parent Common Stock equal to the quotient obtained by dividing (i) the per share exercise price for the Company Ordinary Shares subject to the corresponding Company Option immediately prior to the Effective Time by (ii) the Exchange Ratio, rounded up to the nearest whole cent; provided, that the exercise price and the number of shares of Parent Common Stock subject to such Converted Parent Stock Option shall be determined consistent with the requirements of Section 409A of the Code, and, in the case of Company Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424(a) of the Code. The Converted Parent Stock Option, to the extent issued in exchange for Company Option that is 102 Options, shall be deposited with the 102 Trustee to be held and released in accordance with their terms, the applicable provisions of Section 102 of the Ordinance, the 102 Tax Ruling or the 103K Tax Ruling, or any other approval that may be issued by the ITA, provided such other approval was approved in writing by Parent or its advisors (not to be unreasonably withheld, conditioned or delayed) in advance, as applicable.

(ii) At the Effective Time, each Company Option that is outstanding, vested (taking into account any acceleration of vesting as a result of the consummation of the Merger) and unexercised immediately prior to the Effective Time and held by any individual who is not a Continuing Service Provider (each such individual, a “Non-Continuing Service Provider”) shall, in each case, without any action on the part of Parent, the Company or any other Person, be cancelled, with the holder of such Company Option becoming entitled to receive at the Effective Time, in full satisfaction of the rights of such holder with respect thereto, the Merger Consideration in respect of each Net Share covered by such Company Option, subject to applicable withholding tax; provided that, for the avoidance of doubt, if the exercise price per share of any such Company Option is equal to or greater than the Per Share Cash Equivalent Consideration, such Company Option shall be cancelled without any payment being made in respect thereof. It is clarified that any Merger Consideration deliverable to holders of 102 Options and 102 Shares shall be issued under the Company Equity Plans which shall be assumed by Parent at Closing and are qualified plans pursuant to Section 102 of the Ordinance, and delivered to the 102 Trustee, all subject to and pursuant to the applicable provisions of Section 102 of the Ordinance and the 102 Tax Ruling, the 103K Tax Ruling or any other approval that may be issued by the ITA, provided such other approval was approved in writing by Parent or its advisors (not to be unreasonably withheld, conditioned or delayed) in advance, as applicable. The applicable taxes required to be withheld from such Merger Consideration shall be reduced by a number of shares of Parent Common Stock having a value equal to all applicable tax withholding obligations relating to such Merger Consideration, with the value of the Parent Common Stock for purposes of such deduction determined based on the Parent Trading Price.

(iii) Each Company Option that is outstanding and unvested (taking into account any acceleration of vesting as a result of the consummation of the Merger) immediately prior to the Effective Time and held by a Non-Continuing Service Provider shall be cancelled immediately prior to the Effective Time for no consideration.

(iv) Notwithstanding any other provision in this Agreement, Company Options described in Schedule 2.3(a)(iv) shall be treated as set forth in such Schedule.

(b) Company RSUs.

(i) At the Effective Time, each Company RSU that is outstanding and unvested immediately prior to the Effective Time and each Company RSU that is outstanding and vested immediately prior to the Effective Time (taking into account any acceleration of vesting as a result of the consummation of the Merger) but has not been settled prior to the Effective Time, and, in each case, held by any person who is a Continuing Service Provider shall, without any action on the part of Parent, the Company or the holder thereof, be assumed and converted automatically into a restricted stock unit with respect to a number of shares of Parent Common Stock (each, a “Converted Parent RSU”) pursuant to this Section 2.3(b)(i). Each Converted Parent RSU shall be assumed based on the same tax route under which the assumed Company RSU qualified (provided that with respect to 102 RSUs the 102 Tax Ruling has approved the tax free rollover and tax route continuity and in accordance with the provisions of such ruling) and continue to have, and shall be subject to, the same terms and conditions (including status of vesting and vesting schedule) as applied to the Company RSU immediately prior to the Effective Time, except that the number of shares of Parent Common Stock subject to each Converted Parent RSU shall be equal to the product obtained by multiplying (i) the total number of Company Ordinary Shares subject to the Company RSU immediately prior to the Effective Time by (ii) the Exchange Ratio, with any fractional shares rounded up to the nearest whole share. The Converted Parent RSU, to the extent issued in exchange for Company RSU that is 102 RSU, shall be deposited with the 102 Trustee to be held and released in accordance with their terms, the provisions of Section 102 of the Ordinance, the 102 Tax Ruling, the 103K Tax Ruling, or any other approval that may be issued by the ITA, provided such other approval was approved in writing by Parent or its advisors (not to be unreasonably withheld, conditioned or delayed) in advance, as applicable.

(ii) At the Effective Time, each Company RSU that is outstanding and vested immediately prior to the Effective Time (taking into account any acceleration of vesting as a result of the consummation of the Merger) but has not been settled prior to the Effective Time and held by any person who is a Non-Continuing Service Provider, without any action on the part of Parent, the Company or the holder thereof, shall be cancelled, with the holder of such Company RSU becoming entitled to receive at the Effective Time (or such later date required by Section 409A of the Code), in full satisfaction of the rights of such holder with respect thereto, the Merger Consideration in respect of each Company Ordinary Share subject to such Company RSU immediately prior to the Effective Time, subject to applicable withholding tax. It is clarified that any Merger Consideration deliverable to holders of 102 RSUs shall be delivered to the 102 Trustee, all subject to and pursuant to the applicable provisions of Section 102 of the Ordinance and the 102 Tax Ruling, the 103K Tax Ruling or any other approval that may be issued by the ITA, provided such other approval was approved in writing by Parent or its advisors (not to be unreasonably withheld, conditioned or delayed) in advance, as applicable. The applicable taxes required to be withheld from such Merger Consideration, if any, shall be reduced by a number of shares of Parent Common Stock having a value equal to all applicable tax withholding obligations relating to such Merger Consideration, with the value of the Parent Common Stock for purposes of such deduction determined based on the Parent Trading Price.

(iii) Each Company RSU that is outstanding and unvested (taking into account any acceleration of vesting as a result of the consummation of the Merger) as of immediately prior to the Effective Time and held by a Non-Continuing Service Provider shall be cancelled immediately prior to the Effective Time for no consideration.

(c) Necessary Actions. Prior to the Effective Time, the Company shall pass resolutions as are necessary for the treatment of the Company Equity Awards as contemplated by this Section 2.3 and the termination of the Company ESPP. At or prior to the Effective Time, Parent shall take all reasonable actions required to be taken by Parent, including (i) the assumption of the Company Equity Plans and approval of issuance of the Merger Consideration deliverable to holders of 102 Shares, Converted Parent RSUs and Converted Parent Stock Options, (ii) filing any applicable notices with the ITA and depositing the Merger Consideration deliverable to holders of 102 Shares, the Converted Parent RSUs and Converted Parent Stock Options issued in exchange for 102 Shares, 102 Options and 102 RSUs with the 102 Trustee in accordance with the requirements and provisions of the 102 Tax Ruling or the 103K Tax Ruling, as applicable.

(d) Registration Statement. Substantially concurrently with the Closing, Parent shall prepare and file with the SEC a post-effective amendment to the Registration Statement or a new Form S-8 registering a number of shares of Parent Common Stock necessary to fulfill Parent’s obligations under this Section 2.3 (except for (i) Parent Common Stock issuable with respect to 102 Options or 102 RSUs or 102 Shares and (ii) Parent Common Stock issuable to Non-Continuing Service Providers, all of which will be covered by the Form S-4 Registration Statement). Parent will exercise reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses with respect thereto) for so long as any Company Equity Award assumed by Parent in accordance with this Section 2.3 remains outstanding and will reserve a sufficient number of shares of Parent Common Stock for issuance upon exercise or settlement thereof.

Section 2.4. Withholding.

(a) Each of Parent, Merger Sub, the Company, the Surviving Company, and the Exchange Agent (or anyone on its behalf, including an Israeli sub-paying agent) (each a “Payor”) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Ordinary Shares or Company Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Ordinance, the Code or any other applicable state, local or foreign Tax law. To the extent that amounts are so withheld by the applicable Payor, (i) such withheld amounts shall be timely remitted by the applicable Payor to the applicable Governmental Entity, (ii) the Payor shall provide to the payment recipient in respect of which such deduction and withholding was made satisfactory evidence regarding any such withholding, and (iii) such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Ordinary Shares or Company Equity Awards in respect of which such deduction and withholding was made by such Payor.

(b) Notwithstanding Section 2.4(a), but subject to Section 2.4(f) below, with respect to Israeli Taxes, and in accordance with the undertaking of the Israeli sub-paying agent of the Exchange Agent, acting in coordination with the Exchange Agent, provided to Parent prior to the Closing Date pursuant to Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates) (the “Exchange Agent Undertaking”), the Merger Consideration payable or otherwise deliverable to any recipient hereunder (except for holders of Company Equity Awards and holders of 102 Shares) shall be transferred by the Exchange Agent to, and retained by, the Israeli sub-paying agent for the sole respective benefit of each such recipient, and held in trust by the Israeli sub-paying agent for each such recipient, for a period of 365 days from Closing (including with respect to any consideration deliverable to such recipient as a result of any adjustment pursuant to Section 2.1(b), from the date on which such consideration becomes deliverable to such recipient) or an earlier date required in writing by a recipient or the ITA (the “Withholding Drop Date”), during which time the Israeli sub-paying agent shall not withhold any Israeli Tax from such Merger Consideration except as provided below. Until no later than three (3) Business Days before the Withholding Drop Date, each recipient or the Company may obtain a certification or ruling or any other written instructions regarding Tax withholdings issued by the ITA, in form and substance reasonably acceptable to the Israeli sub-paying agent, that is applicable to the payments or other consideration to be made to any Person pursuant to this Agreement stating that no withholding, or reduced withholding, of any Israeli Tax is required with respect to such payment or other consideration or providing any other instructions regarding Tax withholding (a “Valid Tax Certificate”). For the avoidance of any doubt, each of the 103K Tax Ruling, 104H Tax Ruling and Withholding Tax Ruling, if obtained, is a Valid Tax Certificate.

(c) Notwithstanding anything to the contrary in this Agreement (but subject to clause (b) above), with respect to any recipient of shares of Parent Common Stock pursuant to this Agreement, (i) the shares of Parent Common Stock shall be issued in the name of the Israeli sub-paying agent to be held in trust for the relevant recipient and delivered to such recipient in compliance with the withholding requirements under this Section 2.4, and (ii) to the extent that the Israeli sub-paying agent is obliged to withhold Israeli Taxes, such recipient shall provide the Israeli sub-paying agent with cash in the amount due with regards to such Israeli Taxes, within five Business Days from receipt of a request from the Israeli sub-paying agent to make such payment, and in any event prior to the release of the Merger Consideration deliverable to such recipient, or alternatively, shall present to the Israeli sub-paying agent a Valid Tax Certificate, or evidence satisfactory to the Israeli sub-paying agent that the full applicable Tax amount with respect to such recipient, as reasonably determined by the Israeli sub-paying agent, has been withheld. In the event that such recipient fails to provide the Israeli sub-paying agent with the full amount in cash necessary to satisfy such Israeli Taxes or such Valid Tax Certificate evidencing payment of the applicable Tax amount required to be deducted with respect to such recipient within such timeframe, the Israeli sub-paying agent shall be entitled to sell recipient’s shares of Parent Common Stock on the open market to a person other than Parent or any Affiliate of Parent and with reasonable commercial terms to the extent necessary to satisfy the amount due with regards to such Israeli Taxes. Any cash proceeds from any such sale in excess of the amount of Israeli Taxes due with respect to a recipient, net of any expenses, shall be delivered to the applicable recipient and the Israeli Taxes shall be remitted to the ITA. Any costs or expenses incurred by the Israeli sub-paying agent in connection with such sale shall be borne by such recipient of shares of Parent Common Stock. Any such recipient of Parent Common Stock hereby waives, releases and absolutely and forever discharges Parent, the Israeli sub-paying agent, the Exchange Agent or anyone acting on their behalf from and against any and all claims for any losses in connection with the sale of any portion of the shares of Parent Common Stock otherwise deliverable to such recipient in compliance with the withholding requirements under this Section 2.4.

(d) For the avoidance of doubt, but subject to Section 2.4(e) below, each recipient of Parent Common Stock shall be treated as the beneficial owner of such Parent Common Stock for all tax purposes as of the Effective Time, including with respect to all voting and dividend rights applicable to the Parent Common Stock. To the extent the Israeli sub-paying agent sells any of a recipient’s Parent Common Stock as set forth in Section 2.4(c), (i) the Israeli sub-paying agent shall be acting on behalf of the recipient, solely as an agent of the recipient, for administrative convenience, (ii) the recipient shall be treated as the seller of such Parent Common Stock for all Tax purposes, including Tax reporting, and (iii) the recipient shall be responsible for, and hold the Israeli sub-paying agent, the Exchange Agent, Parent and the Company, and each of their respective representatives and Affiliates, harmless from, any Taxes arising as a result of the sale of Parent Common Stock.

(e) Notwithstanding anything to the contrary in this Agreement, if any of the Withholding Tax Ruling, the 103K Tax Ruling or the 104H Tax Ruling shall be obtained and delivered to Parent, the Exchange Agent, the Israeli sub-paying agent and the trustee appointed under the 103K Tax Ruling or the 104H Tax Ruling, if any and as applicable, prior to the applicable withholding date, then the provisions of the Withholding Tax Ruling, the 103K Tax Ruling or the 104H Tax Ruling, as the case may be, shall apply and all applicable withholding procedures with respect to any recipients shall be made in accordance with the provisions of such rulings, as the case may be.

(f) Notwithstanding the above, any consideration paid or issued to a holder of Company Equity Awards or 102 Shares (including the issuance of Converted Parent RSUs and Converted Parent Stock Options) pursuant to this Agreement, will be subject to deduction or withholding of Israeli Tax under the Israeli Tax Ordinance on the 16th day of the calendar month following the month during which the Closing occurs, unless prior to the 16th day of the calendar month following the month during which the Closing occurs, (i) with respect to 102 Shares, 102 RSUs and 102 Options - the 102 Tax Ruling (or the 103K Tax Ruling, as applicable) shall have been obtained providing for no withholding or determining the withholding procedure, and (ii) with respect to holders of Company Equity Awards who are not Israeli residents - the Withholding Tax Ruling or the 103K Tax Ruling provides for no withholding of Israeli Tax (and if such determination is subject to fulfillment of certain requirements, such requirements shall have been fulfilled). For the purpose of funding any withholding Tax, if any, the Exchange Agent, the Parent, the Company or 102 Trustee shall be entitled to sell recipient’s shares of Parent Common Stock on reasonable commercial terms to the extent necessary to satisfy the full amount due with regards to such Israeli Taxes.

(g) Any withholding made in NIS with respect to payments made hereunder in dollars will be calculated based on a conversion rate on the payment date and in such manner as the Exchange Agent (or the Israeli sub-paying agent) reasonably determines to be in compliance with applicable Tax law and any Tax ruling issued by the ITA. Any currency conversion commissions will be borne by the applicable consideration recipient and deducted from any consideration to be delivered to such payment recipient.

Section 2.5. Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares. Any fractional share of Parent Common Stock that otherwise would be issuable pursuant to the Merger shall be treated as provided in the last sentence of Section 2.1(a)(i).

Section 2.6. U.S. Tax Treatment. For U.S. federal income tax purposes, the Parties hereto intend the Merger to qualify for the Intended U.S. Tax Treatment, and this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3.

ARTICLE III

REPRESENTATIONS AND

WARRANTIES OF THE COMPANY

Except as disclosed in (x) any Company SEC Documents filed or furnished by the Company with the SEC and publicly available prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are non-specific, predictive, cautionary or forward looking in nature) or (y) the applicable section of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify (or, as applicable, a disclosure for purposes of) the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article III for which it is reasonably apparent on its face that such information is relevant to such other section), the Company represents and warrants to Parent and Merger Sub as set forth below.

Section 3.1. Qualification, Organization, etc.

(a) The Company is a corporation duly organized and validly existing under the Laws of the State of Israel, it is not a “defaulting company” as such term is defined in the ICL, and it has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, each Company Subsidiary is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company and the Company Subsidiaries is qualified to do business and is in good standing (to the extent such concept is recognized under applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or to be in good standing, except where the failure to be so qualified or, where relevant, in good standing, (1) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (2) has not had and would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to consummate the Transactions, including the Merger, prior to the Outside Date. The Company has filed with the SEC, prior to the date hereof, a complete and accurate copy of the Articles of Association as amended to the date hereof. The Articles of Association are in full force and effect and the Company is not in violation of the Articles of Association. The Company has made available to Parent prior to the date hereof complete and accurate copies of the articles of association, certificates of incorporation, bylaws, or equivalent organizational or governing documents, of each of the Company’s “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC, each as currently in effect.

(b) All the issued and outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by the Company free and clear of all Liens, other than Company Permitted Liens. Section 3.1(b)(1) of the Company Disclosure Letter sets forth an accurate and complete list of each Company Subsidiary, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary, (ii) the type and percentage of interests held, directly or indirectly, by the Company in each Company Subsidiary and (iii) the names and type of and percentage interests held by any Person other than the Company or a Company Subsidiary in each Company Subsidiary. Section 3.1(b)(2) of the Company Disclosure Letter sets forth an accurate and complete list of each Person (other than a Company Subsidiary) in which the Company or any Company Subsidiary owns an equity interest, together with (i) the jurisdiction of incorporation or organization, as the case may be, of such Person, and (ii) the type and percentage of interests held, directly or indirectly, by the Company or Company Subsidiary in such Person.

Section 3.2. Capitalization.

(a) The authorized share capital of the Company consists of 10,000,000,000 Company Class A Shares and 1,500,000,000 Company Class B Shares. As of July 10, 2022 (the “Company Capitalization Date”), (i) (A) 679,642,718 Company Class A Shares were issued and outstanding, (B) 343,363,643 Company Class B Shares were issued and outstanding, (C) no Company Class A Shares nor any Company Class B Shares were held in the Company’s treasury, (D) 6,745,955 Company Class A Shares and no Company Class B Shares were held by the Company Subsidiaries, (E) Company Options covering 53,308,450 Company Class A Shares and 48,642,180 Company Class B Shares were outstanding, with a weighted average exercise price per share of $1.83, and (F) Company RSUs covering 33,080,097 Company Class A Shares and 22,837 Company Class B Shares were outstanding; (ii) 175,061,446 Company Class A Shares and 89,834,856 Company Class B Shares were reserved for issuance pursuant to the

Company Equity Plans; (iii) 24,740,547 Company Class A Shares were reserved for issuance pursuant to the Company ESPP. All the outstanding Company Ordinary Shares are, and all Company Ordinary Shares reserved for issuance as described above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. The Company has sufficient authorized and unissued Company Class A Shares to effect the conversion of all outstanding Company Class B Shares into Company Class A Shares.

(b) Prior to the date hereof, the Company delivered to Parent a true and complete list, as of the Company Capitalization Date (as supplemented by the information set forth in Section 3.2(b) of the Company Disclosure Letter), of (i) each Company Equity Award, (ii) the name of the Company Equity Award holder, (iii) the number of Company Class A Shares and the number of Company Class B Shares underlying each Company Equity Award, as applicable, (iv) the date on which the Company Equity Award was granted, (v) the Company Equity Plan under which the Company Equity Award was granted, (vi) the vesting schedule with respect to the Company Equity Award, including any right of acceleration of such vesting schedule, (vii) the exercise price of each Company Equity Award, if applicable, (viii) the expiration date of each Company Equity Award, if applicable, (ix) whether such Company Equity Award constitutes an “incentive stock option” within the meaning of Section 422 of the Code, if applicable and (x) whether each such Company Equity Award is a 3(i) Option or 102 Option or 102 RSU and, for 102 Options and 102 RSUs, the date of deposit with the 102 Trustee. Accurate and complete copies of the standard grant agreement evidencing the Company Equity Awards have been made available to Parent. All Company Equity Awards have been granted in compliance with applicable Law and the terms of the Company Equity Plan. No Company Option or other stock right of the Company (as defined in U.S. Treasury Regulation 1.409A-1(l)) granted to any Person who is subject to taxation under the Code (A) has an exercise price less than the fair market value of the underlying equity as of the date such option or right was granted (as determined in accordance with Section 409A of the Code), (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights or (C) has been made with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A of the Code).

(c) Except as set forth in Section 3.2(a) and Section 3.2(b), and other than the Company Ordinary Shares that have become outstanding after the Company Capitalization Date that were reserved for issuance as set forth in Section 3.2(a)(ii) and issued in accordance with the terms of the applicable Company Equity Plan and Company Equity Award, and other than as set forth in Section 3.2(c) of the Company Disclosure Letter, in each case as of the date hereof: (i) the Company does not have any shares or other equity interests issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which the Company or any Company Subsidiary is a party or is otherwise bound obligating the Company or any Company Subsidiary to (A) issue, transfer or sell, or make any payment with respect to, any shares of or other equity interests of the Company or any Company Subsidiary or securities convertible into, exchangeable for or exercisable for, or that correspond to, such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment, (C) redeem or otherwise acquire any such shares or other equity interests or (D) provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary (that is not wholly owned) or any other Person. There are no outstanding obligations of the Company or any Company Subsidiary (1) restricting the transfer of, (2) affecting the voting rights of, (3) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer or similar right with respect to, (4) other than the Company Shareholders Agreement, requiring the registration for sale of (including under any subscription agreements entered into by the Company or any Company Subsidiaries) or (5) granting any preemptive or anti-dilutive rights with respect to, any shares of or other equity interests of the Company or any Company Subsidiary.

(d) Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Company Shareholders on any matter.

(e) Except as set forth in Section 3.2(e) of the Company Disclosure Letter, there are no shareholder agreements, voting trusts, registration rights agreements, subscription agreements or other similar agreements, commitments or understandings to which the Company or any Company Subsidiary is a party with respect to the shares of or other equity interests of the Company, other than the Company Shareholders Agreement.

Section 3.3. Corporate Authority.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Company Shareholder Approval, to consummate the Transactions, including the Merger. The execution and delivery of this Agreement, the performance of the Company’s obligations under this Agreement, and the consummation of the Transactions have been duly and validly authorized by the Company Board of Directors and no other corporate proceedings (pursuant to the ICL, the Articles of Association or otherwise) on the part of the Company are necessary to authorize the performance of the Company’s obligations under this Agreement or the consummation of, and to consummate, the Transactions, except for the receipt of the Company Shareholder Approval and for the filing and recordation of appropriate merger documents as required by the ICL (including, the Merger Proposal).

(b) The affirmative votes of (x) the holders of a majority of the outstanding voting power of the Company (with all classes of Company Ordinary Shares voting together as a single class), (y) the holders of a majority of the outstanding Company Class A Shares and (z) the holders of a majority of the outstanding Company Class B Shares, in each case with respect to clauses (x), (y) and (z), represented at a general meeting and/or class of shareholders in person or by proxy and voting thereon, provided, that as related to subsections (x), (y) and (z), either (A) such majority includes also a majority of the voting power of the holders who do not have a “personal interest” in such approval and participated in the respective vote, or (B) the shares voted by shareholders who have no “personal interest” in such approval who vote against the transaction represented no more than 2% of the outstanding voting power of the applicable group of shares set forth in subsections (x), (y) and (z) (collectively, the “Company Shareholder Approval”), are the only votes of the holders of any class or series of the Company’s share capital necessary to approve this Agreement, the Merger and the consummation of the Transactions.

(c) On or prior to the date hereof, the Company Board of Directors at a meeting duly called and held in compliance with the requirements of ICL and the Articles of Association, unanimously adopted resolutions (i) resolving that this Agreement and the Transactions are fair to, and in the best interests of, the Company and the Company Shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approving the Merger, this Agreement, the Parent Stockholder Voting Agreement and the Transactions on the terms and subject to the conditions set forth herein, and (iii) resolving to make the Company Board Recommendation. None of the foregoing actions by the Company Board of Directors has been rescinded or modified in any way.

(d) This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Limitations”).

Section 3.4. Governmental Consents; No Violation.

(a) Other than in connection with or in compliance with (i) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (ii) the filing of the Joint Proxy Statement and the Registration Statement with the SEC and any amendments or supplements thereto and declaration of effectiveness of the Registration Statement and the mailing of the Joint Proxy Statement, (iii) the Securities Act, (iv) the Exchange Act, (v) applicable state securities, takeover and “blue sky” laws, (vi) the HSR Act and any other requisite clearances or approvals under any other applicable requirements of other Regulatory Laws set forth on Section 3.4(a) of the Company Disclosure Letter, (vii) the application for and receipt of the ISA No-Action Letter or receiving the Dual Listing Permit (or, if applicable, the Alternative ISA Approvals), and (viii) any applicable requirements of the NYSE, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by the Company of the Transactions, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, (1) a Company Material Adverse Effect or (2) a material adverse effect on the ability of the Company to consummate the Transactions, including the Merger, prior to the Outside Date.

(b) The execution and delivery by the Company of this Agreement do not, and, subject to the receipt of the Company Shareholder Approval and except as described in Section 3.4(b) of the Company Disclosure Letter, the consummation of the Transactions and performance and compliance with the provisions hereof will not (i) conflict with or result in any violation or breach of, or result in a default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under, any Material Contract or Company Permit, or result in the creation of any Lien upon any of the properties, rights or assets of the Company or any Company Subsidiary, other than Company Permitted Liens, (ii) conflict with or result in any violation of any provision of the Articles of Association or the organizational or governing documents of any Company Subsidiary or (iii) conflict with or violate any Laws applicable to the Company or any Company Subsidiary or any of their respective properties, rights or assets, other than in the case of clauses (i) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, (1) a Company Material Adverse Effect or (2) a material adverse effect on the ability of the Company to consummate the Transactions, including the Merger, prior to the Outside Date.

Section 3.5. SEC Reports and Financial Statements.

(a) Since June 28, 2021, the Company has timely filed or furnished all forms, statements, schedules, documents and reports required to be filed or furnished by it with the SEC (such forms, statements, schedules, documents and reports, the “Company SEC Documents”). As of their respective filing dates or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, the Company SEC Documents complied in all material respects with the applicable requirements of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of the NYSE, and none of the Company SEC Documents contained (or, with respect to the Company SEC Documents filed after the date hereof, will contain) any untrue statement of a material fact or omitted (or with respect to the Company SEC Documents filed after the date hereof, will omit) to state any material fact required to be stated therein or necessary to make the statements therein, at the time and in light of the circumstances under which they were made, not misleading. Since June 28, 2021, neither the Company nor any Company Subsidiary has received from the SEC or any other Governmental Entity any written comments or questions with respect to any of the Company SEC Documents (including the financial statements included therein) that are not resolved, or, as of the date hereof, has received any written notice from the SEC or other Governmental Entity that such Company SEC Documents (including the financial statements included therein) are being reviewed or investigated, and, to the Company’s Knowledge, there is not, as of the date hereof, any investigation or review being conducted by the SEC or any other Governmental Entity of any Company SEC Documents (including the financial statements included therein). No Company Subsidiary is required to file any forms, reports or other documents with the SEC.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included or incorporated by reference in the Company SEC Documents when filed or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, in each case in effect at the time of such filing, and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes) in conformity with United States Generally Accepted Accounting Principles (“GAAP”) applied on a consistent basis during the periods involved (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes).

(c) The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC was accompanied by any certifications required to be filed or submitted by the Company’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(d) Neither the Company nor any Company Subsidiary is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among the Company or any Company Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC), in any such case, where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.

(e) As of the date of this Agreement, the Company is a “foreign private issuer” as such term is defined under the Exchange Act.

Section 3.6. Internal Controls and Procedures.

(a) Except as set forth in Section 3.6 of the Company Disclosure Letter, the Company has established and maintains, and at all times since June 28, 2021 the Company has maintained, disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and which includes policies and procedures that: (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements.

(b) The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(c) Since June 28, 2021, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (the material circumstances of which (if any) have been made available to Parent) (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting, (ii) any fraud, whether or not material, that involves management or other employees who have a role in the preparation of financial statements or the internal accounting controls, and (iii) any claim or allegation regarding any of the foregoing. Since June 28, 2021, neither the Company nor any Company Subsidiary has received any material, unresolved complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls.

Section 3.7. No Undisclosed Liabilities. Neither the Company nor any Company Subsidiary has any liabilities of any nature that would be required by GAAP to be reflected upon or reserved against in a consolidated balance sheet of the Company and the Company Subsidiaries (or disclosed in the notes to such balance sheet), whether or not accrued, contingent, absolute or otherwise, except (a) as and to the extent specifically disclosed, reflected or reserved against in the Company’s consolidated balance sheet (or the notes thereto) as of March 31, 2022 included in the Company SEC Documents filed or furnished prior to the date hereof, (b) for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2022 (other than any liability for any material breaches of Contracts), (c) as expressly required by this Agreement, (d) as set forth in Section 3.7 of the Company Disclosure Letter, and (e) for liabilities which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8. Absence of Certain Changes or Events.

(a) From December 31, 2021 through the date hereof, there has not occurred any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) From December 31, 2021 through the date hereof, (i) except to the extent it relates to the events giving rise to and the discussion and negotiation of this Agreement and the Transactions, the businesses of the Company and the Company Subsidiaries have been conducted in all material respects in the ordinary course of business consistent with past practice and (ii) neither the Company nor any Company Subsidiary has taken any action, except as set forth in Section 3.8(b) of the Company Disclosure Letter, that, if taken after the date hereof, would constitute a breach of, or require the consent of Parent under, Section 5.1(i), (ii), (iii), (vii), (xv), (xvi), (xvii), (xix), (xxiii) or (xxvii) (to the extent clause (xxvii) relates to the foregoing clauses).

Section 3.9. Compliance with Law; Permits.

(a) Except as set forth in Section 3.9 of the Company Disclose Letter, the Company and each Company Subsidiary is and has been since January 1, 2019 in compliance with, and not in default under or in violation of, any Laws (including COVID-19 Measures, Environmental Laws and employee benefits and labor Laws) applicable to the Company or such Company Subsidiary or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Other than as may be triggered by this Agreement and the consummation of the Transactions, the Spin-Off Tax Ruling has been complied with since its issuance and has not otherwise been breached.

(b) The Company and the Company Subsidiaries are and have been since January 1, 2019 in possession of all franchises, grants, authorizations, business licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, clearances and orders of any Governmental Entity or pursuant to any applicable Law necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Company Permit and none of the Company or any Company Subsidiary has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Company Permit.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2019, none of the Company or any Company Subsidiary, or, to the Company’s Knowledge, any of the Company’s or the Company Subsidiaries’ respective Representatives acting on behalf of the Company or any Company Subsidiary, has (i) taken any action in violation of any applicable Anti-Corruption Law, or (ii) offered, authorized, provided or given any payment or thing of value to any Person, including a “foreign official” (as defined by the FCPA), for the purpose of influencing any act or decision of such Person to unlawfully obtain or retain business or other advantage.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2019, none of the Company or any Company Subsidiary has been subject to any actual, pending, or, to the Company’s Knowledge, threatened civil, criminal, or administrative Proceedings, or made any voluntary disclosures to any Governmental Entity, involving the Company or any Company Subsidiary in any way relating to applicable Anti-Corruption Laws. The Company and each Company Subsidiary has established and maintains a compliance program and reasonable internal controls and procedures to promote compliance with the requirements of applicable Anti-Corruption Laws.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, each of the Company and the Company Subsidiaries are in compliance with, and at all times in the past three (3) years have complied with, Export Control Laws.

(f) Without limiting the foregoing, in the past three (3) years: (i) each of the Company and the Company Subsidiaries has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals (clauses (A) and (B), collectively, “Export Approvals”), in all cases, except where failure to do so would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) each of the Company and the Company Subsidiaries is in compliance in all material respects with the terms of all applicable Export Approvals, (iii) there are no pending or, to the Knowledge of the Company, threatened Proceedings against the Company or any of the Company Subsidiaries with respect to such Export Approvals, and (iv) no Export Approvals for the transfer of export licenses to Parent, any of its affiliates or the Company are required. None of the Company or the Company Subsidiaries use, develop, or engage in defense articles or defense services controlled by the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130) or the Defense Export Control Law-2007.

(g) Neither the Company, the Company Subsidiaries, nor, to the Company’s Knowledge, any of the Company’s or the Company Subsidiaries’ respective directors, officers or employees acting on behalf of the Company or any Company Subsidiary, respectively, is a Person with whom dealings are prohibited or restricted under any applicable Sanctions, including as a result of being: (i) located, organized, or resident in a country or territory that is the target of a comprehensive trade embargo by the United States government or the Israeli government, including, without limitations, Iran, Cuba, North Korea, Syria, the Crimea, region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic (collectively, “Sanctioned Countries”); (ii) identified on any list of Sanctions maintained by the United States, Israel, the United Kingdom, United Nation Security Council or the European Union, or (iii)

owned fifty percent or more in the aggregate, or otherwise directly or indirectly controlled (where relevant under applicable Sanctions), by one or more such Persons set out in clauses (i) or (ii) of this Section 3.9(g) (collectively, “Sanctioned Persons”). Neither the Company, the Company Subsidiaries, nor, to the Company’s Knowledge, any of the Company’s or the Company Subsidiaries’ respective directors, officers or employees acting on behalf of the Company or any Company Subsidiary, respectively, is engaged in dealings or transactions in or with Sanctioned Countries or Sanctioned Persons in any way that represents a material violation of applicable Sanctions or Export Control Laws.

(h) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, in the past three (3) years, none of the Company or the Company Subsidiaries has been, to the Knowledge of the Company, the subject of any investigation, inquiry, or Proceeding, or received any written communication from a Governmental Entity, in each case regarding non-compliance with Sanctions and Export Control Laws, and none of the Company or the Company Subsidiaries has conducted or initiated any internal investigations or filed any voluntary disclosures regarding possible violations of Sanctions and Export Control Laws.

Section 3.10. Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Letter sets forth a complete and accurate list of each material Company Benefit Plan. For purposes of this Agreement, “Company Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, profit sharing, provident funds (including pension funds, managers’ insurance policies, further education funds or other similar funds), vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, policy, program, agreement or arrangement, in each case, for the benefit of current or former Service Providers (or any dependent or beneficiary thereof) of the Company or any Company Subsidiary or any of their ERISA Affiliates and with respect to which the Company or any Company Subsidiary has or may have any obligation or liability (whether actual or contingent), but excluding any plan, program, agreement, contract, policy or arrangement mandated by applicable Law. With respect to each material Company Benefit Plan, the Company has made available to Parent correct and complete copies of, in each case, to the extent applicable, (i) all plan documents (or, in the case of any unwritten Company Benefit Plans, written description of the material terms thereof), summary plan descriptions, summaries of material modifications, and amendments related to such plans and any related trust agreement, (ii) the most recent Form 5500 Annual Report, (iii) the most recent audited financial statement and actuarial valuation, (iv) all material filings and correspondence in the past three (3) years with any Governmental Entity, (v) all material related agreements, insurance contracts and other agreements which implement each such Company Benefit Plan and (vi) all material records, notices and filings concerning Internal Revenue Service or U.S. Department of Labor audits or investigations.

(b) Except as has not had and does not constitute a Company Material Adverse Effect, each of the Company Benefit Plans has been operated, administered and funded in accordance with its terms and in compliance with applicable Law, including ERISA, the Code and, in each case, the regulations thereunder. No liability under Title IV of ERISA has been incurred by the Company, the Company Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and to the Company’s Knowledge no condition exists that is likely to cause the Company, the Company Subsidiaries or any of their ERISA Affiliates to incur any such liability. Except as has not had and does not constitute a Company Material Adverse Effect, all contributions or other amounts payable by the Company or the Company Subsidiaries pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards. There are no pending, or to the Company’s Knowledge, threatened claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto that would result in a Company Material Adverse Effect.

(c) No Company Benefit Plan is, and neither the Company nor any ERISA Affiliate thereof contributes to, has at any time contributed to or has any liability or obligation, whether fixed or contingent, with respect to (i) a multiemployer plan, as defined in Section 3(37) of ERISA, (ii) a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, or (iii) voluntary employee benefit association under Section 501(a)(9) of the Code. Except as has not had and does not constitute a Company Material Adverse Effect, the Company and each of its ERISA Affiliates are in compliance with (x) the applicable requirements of Section 4980B of the Code and any similar state law, and (y) the applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended.

(d) No Company Benefit Plan provides health or welfare benefits coverage, including life insurance or medical benefits (whether or not insured), with respect to current or former Service Providers beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or other Law.

(e) (i) Each of the Company Benefit Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or may rely on a prototype opinion letter as to its qualification and (ii) to the Company’s Knowledge, there are no existing circumstances or any events that have occurred that would reasonably be expected to materially and adversely affect the qualified status of any such plan. Each such favorable determination letter has been provided or made available to Parent.

(f) Except as set forth in Section 3.10(f) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will, except as required by the terms of this Agreement, (i) result in any material payment (including severance and unemployment compensation, forgiveness of Indebtedness or otherwise) becoming due to any current Service Provider under any Company Benefit Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits, (iv) result in any breach or violation of, or default under or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code.

(g) Except as does not constitute a Company Material Adverse Effect, each Company Benefit Plan, if any, which is maintained outside of the United States (i) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Company Benefit Plan is present or operates and, to the extent relevant, the United States, (ii) that is intended to qualify for special tax treatment meet all requirements for such treatment and (iii) that is intended to be funded or book-reserved are fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code and applicable guidance thereunder or an available exemption therefrom.

(i) The Company is not a party to nor does it have any material obligation under any Company Benefit Plan to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

Section 3.11. Labor Matters.

(a) Neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement, union memoranda of understanding, or other Contract with a labor or trade union, works council, labor organization or similar body involving any of its employees or employee representatives (a “Collective Bargaining Agreement”). Except for extension orders, which generally apply to all employees in Israel, no extension orders apply to the Company nor to any Israeli Company Subsidiary and no employee of the Company or of any Israeli Company Subsidiary benefits from any such extension orders. Neither the Company nor any Company Subsidiary is, nor has it in the past three (3) years been, subject to a strike or work stoppage and to the Company’s Knowledge there is no pending strike or work stoppage involving the Company or any Company Subsidiary. There are no labor organizations representing, and to the Company’s Knowledge there are no labor organizations purporting to represent or seeking to represent, any of the Company’s or any Company Subsidiary’s employees. There have been no organizational campaigns, petitions, or other unionization activities with respect to the formation of a collective bargaining unit made or, to the Company’s Knowledge, threatened involving employees of the Company or any Company Subsidiary.

(b) The Company and each Company Subsidiary is, and during the last five (5) years has been, in compliance with all applicable Laws relating to employment, including labor, employment, termination of employment, privacy issues, fringe benefits, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs, worker classification, harassment, discrimination, retaliation, payment of social security, exempt and non-exempt status, remote work, restrictive covenants, compensation and benefits, wages and hours of work, overtime, working during rest days, notices to employees, COVID-19 Measures, engagement of Service Providers, enforcement of labor laws, obligations to provide statutory severance pay under the Israeli Severance Pay Law-1963 and vacation pursuant to the Israeli Annual Leave Law-1951, and the Worker Adjustment and Retraining Notification Act of 1988, as amended, in each case except where such non-compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) No current or former employee, consultant, or independent contractor of the Company or any Company Subsidiary has violated any confidentiality or proprietary information agreement or any restrictive covenant agreements, except for such violations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no Proceedings pending, and as of the date of this Agreement neither the Company nor any Company Subsidiary intends to bring any Proceedings, against any current or former employee, consultant, or independent contractor of the Company or any Company Subsidiary for alleged violations of any confidentiality or proprietary information agreement or any restrictive covenant agreements.

(d) In the last three (3) years, to the Company’s Knowledge, no material allegations of harassment, discrimination, sexual assault or sexual misconduct have been made involving any current or former employee at the level of Vice President or above. In the last three (3) years, neither the Company nor any of the Company Subsidiaries have entered into any settlement agreements or conducted any investigations related to allegations of harassment, discrimination, sexual assault or sexual misconduct by any current or former employee at the level of Vice President or above.

(e) Except as set forth in Section 3.11(e) of the Company Disclosure Letter, the Section 14 arrangement under the Israeli Severance Pay Law (5273-1963) was applied to all former and current Israeli employees of the Company of the Company Subsidiaries in accordance in all material respects with the terms of the general permit issued by the Israeli Labor Minister based on such employees full salaries and from their commencement date of employment.

Section 3.12. Tax Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) Except as set forth in Section 3.12(a) of the Company Disclosure Letter, the Company and the Company Subsidiaries have timely filed (taking into account any extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them and all such Tax Returns are true, correct and complete;

(b) The Company and the Company Subsidiaries have timely paid to the appropriate Governmental Entity all Taxes due and owing by any of them, other than Taxes contested in good faith or for which adequate reserves, in accordance with GAAP, have been established;

(c) The Company and the Company Subsidiaries have complied with all applicable Laws relating to the payment, withholding, collection and remittance of Taxes;

(d) Except as set forth in Section 3.12(d) of the Company Disclosure Letter, there is no (i) claim, litigation, proceeding, or to the Knowledge of the Company, any audit, examination or investigation pending or threatened in writing with respect to any Taxes of the Company or any Company Subsidiary, or (ii) deficiency of an amount of Taxes that has been assessed by any Governmental Entity against the Company or any Company Subsidiary and that has not been fully satisfied by payment or is being contested in good faith by appropriate proceedings;

(e) Within the last two (2) years, neither the Company nor any Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code;

(f) None of the Company or any Company Subsidiary (i) is a party to or bound by, or has any obligation under, any Tax allocation, sharing, indemnity, or reimbursement agreement (other than (1) any customary provisions in ordinary course commercial agreements not primarily related to Taxes, and (2) any agreement or arrangement solely among the Company and the Company Subsidiaries) or (ii) has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor, by contract or otherwise;

(g) Neither the Company nor any Company Subsidiary is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended U.S. Tax Treatment;

(h) There are no Liens for Taxes upon any property or assets of the Company or any Company Subsidiary, other than Company Permitted Liens;

(i) No claim has been made in writing by any Tax authority in a jurisdiction where the Company or any Company Subsidiary has not filed Tax Returns of a particular type that the Company or any Company Subsidiary is or may be subject to Tax by, or required to file Tax Returns with respect to such Taxes in, such jurisdiction;

(j) Neither the Company nor any Company Subsidiary is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous provision of state, local or non-U.S. Law) or other ruling or written agreement with a Tax authority, in each case, with respect to Taxes;

(k) Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law);

(l) Each Company Equity Plan is intended to qualify as a capital gains route plan under Section 102(b)(2) and 102(b)(3) of the Ordinance (each, a “Section 102 Plan”) and has received a favorable determination or approval letter from, or is otherwise approved by, or deemed approved by passage of time without objection by, the ITA. All 102 Shares, 102 RSUs and 102 Options which were issued under any Section 102 Plan were and are currently in compliance in all respects with the applicable requirements of Section 102 (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA, including the adoption of the applicable board and shareholders resolutions, the timely filing of the necessary documents with the ITA, the submission of the application to the ITA to qualify as a Section 102 Plan, the grant of 102 Options or 102 RSUs only following the lapse of the required 30-day period from the filing of the Section 102 Plan with the ITA, receipt of all required tax rulings, the receipt of the required written consents from the holders (including the execution by each holder of 102 RSUs, 102 Options and 102 Shares of an undertaking to comply with the provisions of Section 102 of the Ordinance), the appointment of an authorized trustee to hold the Company Equity Awards and Company Ordinary Shares, and the due deposit of such 102 Options, 102 RSUs and 102 Shares with such trustee pursuant to the terms of Section 102, and applicable regulations and rules and the guidance published by the ITA on July 24, 2012 and clarification dated November 6, 2012;

(m) Except as set forth in Section 3.12(m) of the Company Disclosure Letter, the Company and the Company Subsidiaries comply with the requirements of Section 85A of the Ordinance and the regulations promulgated thereunder;

(n) Except as set forth in Section 3.12(n) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is subject to restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made in connection with the provisions of Part E2 of the Ordinance;

(o) Except as set forth in Section 3.12(o) of the Company Disclosure Letter, neither the Company nor any of Company Subsidiary has undertaken or is engaged in any transaction that will require special reporting in accordance with Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Tax Planning Requiring Reporting), 2006. Neither the Company nor any nor any of Company Subsidiary is subject to any reporting obligations under Sections 131D and 131E of the Ordinance or any similar provision under any other local or foreign Tax law, and including with respect to VAT;

(p) The Company is not and has never been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963;

(q) The Company is duly registered for the purposes of Israeli value added tax (“VAT”). The Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and, to the Company’s Knowledge, there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies and other transactions and imports made by it, (ii) has collected and timely remitted to the relevant Tax authority all output VAT which it is required to collect and remit under any applicable Law, and (iii) has not received a refund for input VAT for which it is not entitled under any applicable Law;

(r) Section 3.12(r) of the Company Disclosure Letter sets forth a complete and accurate list as of the date hereof of all elections to be treated or benefits claimed by the Company or any Company Subsidiary as a “Benefited Enterprise” (Mifaal Mutav), a “Preferred Enterprise” (Mifaal Muadaf) or a “Technology Enterprise” (Mifaal Technology) or any other elections or benefits under the Law for Encouragement of Capital Investments, of 1959;

(s) Immediately following the Effective Time, Parent will directly own 100 percent of the issued and outstanding shares of the Company.

Section 3.13. Litigation; Orders. Except as set forth in Section 3.13 of the Company Disclosure Letter, there are no Proceedings pending or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary or any of their respective properties, rights or assets by or before, and there are no orders, judgments or decrees of or settlement agreements with, any Governmental Entity, that are or would reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

Section 3.14. Intellectual Property.

(a) Section 3.14(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all (i) Patents, registered Marks and other material Registered Company Intellectual Property Rights and (ii) material unregistered Marks included in the Owned Company IP. For each item of Registered Company Intellectual Property Rights, Section 3.14(a) of the Company Disclosure Letter lists (A) the record owner of such item (B) the jurisdiction in which such item is filed, registered, pending or issued, (C) the issuance, registration or application date and number of such item, and (D) for each material Domain Name registration, the applicable Domain Name registrar, the name of the registrant and the expiration date for the registration.

(b) Each material item of Registered Company Intellectual Property Rights is subsisting and to the Company’s Knowledge, each material item of Company Intellectual Property (other than applications for registrations) is valid and enforceable. No Proceeding (other than office actions in connection with the prosecution of applications) is pending or, to the Company’s Knowledge, threatened by or before any Governmental Entity, that challenges the legality, validity, enforceability, registration, use or ownership of any Patents, registered Marks and other material Owned Company IP.

(c) Except as set forth in Section 3.14(c) of the Company Disclosure Letter, and except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, (i) the Company, or the applicable Company Subsidiary, is the sole and exclusive owner of all right, title and interest in and to the Owned Company IP, free and clear of all Liens (other than

Company Permitted Liens), (ii) the Owned Company IP is freely transferable and assignable without restriction and without payment of any kind to any third Person and (iii) material Licensed IP is validly licensed to the Company or the applicable Company Subsidiary. As of the Closing, the Company or the applicable Company Subsidiary will own, license, sublicense or otherwise possess legally enforceable rights to use all Intellectual Property necessary and sufficient to conduct the Company’s business, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(d) Except as set forth in Section 3.14(d) of the Company Disclosure Letter, no Proceedings are pending or, to the Company’s Knowledge, are threatened against the Company or any Company Subsidiary, (i) alleging that the Company or any Company Subsidiary is infringing, misappropriating, diluting, using or disclosing without authorization or otherwise violating the Intellectual Property of any Person, (ii) inviting the Company or any Company Subsidiary to take a license under any Intellectual Property Rights or consider the applicability of any Intellectual Property Rights to any Company Offering or the conduct of the Company’s business, or (iii) challenging the legality, ownership, use, registration, validity or enforceability of any Company Intellectual Property Rights or Company Intellectual Property.

(e) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, neither the conduct of the Company’s business, nor any Company Offering (including the use, practice, offering, licensing, provision, sale, distribution or other exploitation of any Company Offering), (i) has been in the last three (3) years or is currently infringing, misappropriating, misusing, diluting, using or disclosing without authorization, or otherwise violating any Intellectual Property Rights of any third Person, (ii) has been in the last three (3) years or is currently contributing to or inducing any infringement, misappropriation or other violation of any Intellectual Property Rights of any third Person, or (iii) has in the last three (3) years constituted or currently constitutes unfair competition or trade practices under the Laws of any relevant jurisdiction.

(f) Except as set forth in Section 3.14(f) of the Company Disclosure Letter, in the last three (3) years, neither the Company nor any Company Subsidiary has instituted or threatened in writing to institute any Proceeding against any Person alleging any infringement, misappropriation, misuse, dilution, unauthorized use or disclosure or other violation of any material Company Intellectual Property Rights, Company Intellectual Property, or Company Offering. To the Company’s Knowledge, no Person is infringing, misappropriating, misusing, diluting, using or disclosing without authorization, or otherwise violating any material Company Intellectual Property Rights, Company Intellectual Property or Company Offering.

(g) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the Company and each Company Subsidiary has taken commercially reasonable actions to maintain and protect all material Proprietary Information held by the Company or the applicable Company Subsidiary, and all such Proprietary Information has been maintained in confidence in accordance with procedures that are customarily used in the industry to protect Proprietary Information of like importance. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, to the Company’s Knowledge, in the last five (5) years, there has been no unauthorized disclosure of Company Intellectual Property, or unauthorized disclosure by the Company or any Company Subsidiary of any third party Intellectual Property.

(h) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the Company or the applicable Company Subsidiary has obtained, either by operation of Law or by valid assignment or transfer, exclusive ownership of all Intellectual Property or Intellectual Property Rights authored, invented, created or developed by all current or former employees or Contractors of the Company or any Company Subsidiary for the Company or such Company Subsidiary during the term of such employee’s employment or such Contractor’s engagement. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, to the Company’s Knowledge, the Company and each Company Subsidiary does not owe any compensation to any current or former employee or Contractor in connection with any Owned Company IP. All such Persons who are employed or engaged by the Company or any Israeli Company Subsidiary and who are or were involved in, or contributed to, the creation or development of any Owned Company IP have executed irrevocable waivers with respect to the right to receive compensation in connection with “service inventions” under Section 134 of the Israeli Patents Law 1967, except where the failure to do so has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. The Company and the Company Subsidiaries have, and enforce, a policy requiring each employee and Contractor who has access to Proprietary Information to execute a confidentiality agreement that obligates such Person to maintain the confidentiality thereof, except where the failure to enforce such policy has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(i) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, no government funding or governmental grants from any Governmental Entity were used in the development of any Owned Company IP.

(j) Except as set forth in Section 3.14(j)(i) of the Company Disclosure Letter, and except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, no current or former employee or Contractor who is or was involved in, or contributed to, the creation or development of any Owned Company IP, was an employee or faculty member of, or otherwise performed services for, any institution, university, college, other academic or educational institution or research center (public or private) (collectively, “Academic Institutions”), during a period of time while such employee or Contractor was performing services for Company or any Company Subsidiary. Except as set forth in Section 3.14(j)(ii) of the Company Disclosure Letter, and except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, no former or current employee or Contractor who is or was involved in, or contributed to, the creation or development of any Owned Company IP, was employed by or has performed services for, or was subject to any regulations, guidelines and/or directive of, the Israel Defense Forces, the Israel Ministry of Defense, the Israel Prime Minister office or any other Government Entity during a period of time during which such employee or Contractor was also involved in, or contributing to, the creation or development of any Owned Company IP, or during the twelve-month period immediately prior to his or her employment or engagement with the Company or any Company Subsidiary, other than reserves duty. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, no Academic Institution, or the Israel Ministry of Defense, the Israel Prime Minister office or any other Governmental Entity has provided or provides facilities, personnel or funding for the creation or development of any Owned Company IP or Company Offering and no Academic Institution or the Israel Ministry of Defense, the Israel Prime Minister office or any other Governmental Entity has claimed any right or interest in, any Owned Company IP or Company Offering and no Academic Institution or the Israel Ministry of Defense, the Israel Prime Minister office or any other Governmental Entity owns, purports to own, has any other rights in or to, or has any option to obtain any rights in or to, any Owned Company IP or Company Offering.

(k) None of the material Source Code for any Company Software has been deposited with, licensed or provided to any Person other than employees and Contractors of the Company or any Company Subsidiary who have entered into written confidentiality Contracts with respect to such Source Code. The Company is not required to deposit, disclose or license to any Person, and has not entered into any escrow arrangements with respect to, any material Source Code for any Company Software, and to the Knowledge of the Company, no event has occurred, and no circumstance or condition exist, that (with or without notice or lapse of time) will result or could reasonably result in the disclosure or delivery to any Person of any such Source Code.

(l) No material Company Software is or has become subject to any Open Source Software license and no Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the delivery or provision of any material Company Software or in any Company Offering, in each case, in a manner that would require any material Company Software or Company Offering to be licensed, distributed, or otherwise made available (a) in a form other than binary or object code (e.g., in Source Code form); (b) under terms that permit redistribution, reverse engineering, or creation of derivative works or other modification of such material Company Software or Company Offering; (c) without a license fee or (d) in a form that requires or purports to require the Company to grant any Intellectual Property License with respect to Patents. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries are and have been in compliance with the terms and conditions of each Open Source Software license to which they are subject.

(m) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, none of the Company Software and Company Offerings: (i) constitutes or contains any Contaminants, or (ii) contains defects, vulnerabilities, bugs or errors that affects the use, functionality, security or performance of such Company Software, Company Offering or any product or system containing or used in conjunction with such Company Software or Company Offering. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, there are no warranty, indemnification requests or other claims asserted against the Company (or any Company Subsidiary) related to any Company Software or Company Offering that are unresolved.

(n) The Company and the Company Subsidiaries have taken commercially reasonable steps in accordance with customary industry standard to protect and secure its IT Systems, except where the failure to take such steps has not had and does not constitute a Company Material Adverse Effect. There has been no cyber-attack, unauthorized access to or use of (whether without authorization or in breach of an authorization) or harm to any IT Systems (or any Software, information or data stored on any IT Systems), to the Company’s Knowledge and that would be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries.

(o) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the execution and delivery of this Agreement and the consummation of the Transactions themselves, will result in (i) the grant of an Intellectual Property License to or under any material Company Intellectual Property (or, except as a result of the terms of a Contract to which Parent, but neither the Company nor a Company Subsidiary, is a party, any Intellectual Property or Intellectual Property Rights of Parent) to any Person, or (ii) the Company, any Company Subsidiary (or, except as a result of the terms of a Contract to which Parent, but neither the Company nor a Company Subsidiary, is a party) Parent being subject to any non-compete or other material restriction on the operation or scope of their respective business.

Section 3.15. Privacy and Data Protection. Except as set forth in Section 3.15 of the Company Disclosure Letter and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries are in compliance, and for the past three years have been in compliance, with all applicable Laws, written and published policies of the Company and its Subsidiaries, and Material Contracts, in each case, with respect to data privacy and security. Except as set forth in Section 3.15 of the Company Disclosure Letter, to the Knowledge of the Company, there is no current Proceeding pending against the Company or any of the Company Subsidiaries, including by any Governmental Authority, with respect to their collection, retention, storage, security, disclosure, transfer, disposal, use, or other processing of any Personal Information. Except as set forth in Section 3.15 of the Company Disclosure Letter and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2021, the Company and the Company Subsidiaries have not experienced a breach of the security of Personal Information or other proprietary or confidential information within the possession or control of the Company or a Company Subsidiary.

Section 3.16. Real Property; Assets. Neither the Company nor any Company Subsidiary owns or has owned any real property. Section 3.16 of the Company Disclosure Letter sets forth a list, as of the date hereof, of any Contract pursuant to which the Company or any Company Subsidiary leases, subleases or occupies any material real property (“Company Leases”). Neither the Company nor any Company Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy any real property subject to a Company Lease or any portion thereof. Each Company Lease is valid, binding and in full force and effect, subject to the Enforceability Limitations, and no default on the part of the Company or, if applicable, any Company Subsidiary or, to the Company’s Knowledge, the landlord thereunder exists with respect to any Company Lease, except in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company or a Company Subsidiary has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable Company Lease, each real property subject to the Company Leases, free and clear of all Liens, other than Company Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Company Subsidiary has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens, other than Company Permitted Liens.

Section 3.17. Material Contracts.

(a) Except for this Agreement, Section 3.17 of the Company Disclosure Letter contains a complete and correct list, as of the date hereof, of each Contract described below in this Section 3.17(a) under which the Company or any Company Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which the Company or any Company Subsidiary is a party or to which any of their respective properties or assets is subject, in each case as of the date hereof other than Company Benefit Plans listed on Section 3.10(a) of the Company Disclosure Letter (all Contracts of the type described in this Section 3.17(a), whether or not set forth on Section 3.17 of the Company Disclosure Letter, being referred to herein as the “Material Contracts”):

(i) each Contract that limits, in each case in any material respect the freedom of the Company, any Company Subsidiary or any of their respective affiliates (including Parent and its affiliates after the Effective Time) to compete or engage in any line of business or geographic region or with any Person or sell, supply or distribute any product or service, use or enforce any Intellectual Property or Intellectual Property Rights owned by or exclusively licensed to the Company or any Company Subsidiary, or hire or solicit any Person in any material manner or that otherwise has the effect of materially restricting the Company, the Company Subsidiaries or any of their respective affiliates (including Parent and its affiliates after the Effective Time) from the development, marketing or distribution of products and services, in each case, in any geographic area;

(ii) each acquisition or divestiture Contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making by the Company or any Company Subsidiary of future payments in excess of such amount as set forth in Section 3.17(a)(ii) of the Company Disclosure Letter;

(iii) each Contract that gives any Person the right to acquire any material assets of the Company or any Company Subsidiary (excluding ordinary course commitments to purchase Company Offerings) after the date hereof;

(iv) each Contract that (i) provides for the authorship, invention, creation, conception or other development of any material Intellectual Property or Intellectual Property Rights (A) by the Company for any other Person or (B) for the Company by any other Person (other than by employees and Contractors in the ordinary course of business); (ii) provides for the assignment or other transfer of any ownership interest in material Intellectual Property or Intellectual Property Rights (A) to the Company from any other Person (other than by employees and Contractors in the ordinary course of business) or (B) by the Company to any other Person ; (iii) includes any grant of an Intellectual Property License with respect to a Patent or any material Intellectual Property License to any other Person by the Company (other than non-exclusive licenses in the ordinary course of business); or (iv) includes any grant of an Intellectual Property License with respect to a Patent or any material Intellectual Property License by any other Person (other than, with respect to this subsection (iv) only, (A) licenses for Open Source Software, or (B) Intellectual Property Licenses for off-the-shelf Software and other software, shrink wrap and click through software, that is commercially available on standard terms to the public generally);

(v) each Contract to provide material Source Code for any Company Offering to any third Person, including any Contract to put such Source Code in escrow with a third Person on behalf of a licensee or contracting party;

(vi) any Contract (x) granting exclusive rights to purchase, license, distribute, market, sell, support, make available or deliver any Company Offerings; or (y) otherwise contemplating an exclusive relationship between the Company and any other Person, including any exclusive supply Contract, in each case which is material to the Company and its subsidiaries taken as a whole;

(vii) each settlement agreement or similar Contract restricting in any material respect the operations or conduct of the Company or any Company Subsidiary or any of their respective affiliates (including Parent and its affiliates after the Effective Time);

(viii) each Contract not otherwise described in any other subsection of this Section 3.17(a) pursuant to which the Company or any Company Subsidiary is obligated to pay, or entitled to receive payments in excess of such amount as set forth in Section 3.17(a)(viii) of the Company Disclosure Letter in the twelve (12) month period following the date hereof;

(ix) each Contract that obligates the Company or any Company Subsidiary to make any capital investment or capital expenditure outside the ordinary course of business and in excess of such amount as set forth in Section 3.17(a)(ix) of the Company Disclosure Letter;

(x) each Contract that is a Material Customer Agreement, a Material Vendor Agreement or a Material Partner Agreement;

(xi) each Contract that grants any material right of first refusal or right of first offer or that materially limits the ability of the Company, any Company Subsidiary or any of their respective affiliates (including Parent and its affiliates after the Effective Time) to own, operate, sell, transfer, pledge or otherwise dispose of any businesses or material assets;

(xii) each Contract that contains any exclusivity rights or “most favored nations” provisions or minimum use, supply or display requirements that are binding on the Company or its affiliates (including Parent and its affiliates after the Effective Time), in each case which is material to the Company and its subsidiaries taken as a whole;

(xiii) each material Company Lease;

(xiv) each Contract relating to outstanding or potential Indebtedness (or commitments in respect thereof) of the Company or any Company Subsidiary (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of such amount as set forth in Section 3.17(a)(xiv) of the Company Disclosure Letter or relating to any Liens on the material assets of the Company or any Company Subsidiary;

(xv) each Contract involving derivative financial instruments or arrangements (including swaps, caps, floors, futures, hedges, forward contracts and option agreements) for which the aggregate exposure (or aggregate value) to the Company and the Company Subsidiaries is reasonably expected to be in excess of such amount as set forth in Section 3.17(a)(xv) of the Company Disclosure Letter or with a notional value in excess of such value as set forth in Section 3.17(a)(xv) of the Company Disclosure Letter;

(xvi) each Related Party Contract;

(xvii) each Collective Bargaining Agreement; and

(xviii) any Contract not otherwise described in any other subsection of this Section 3.17(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company.

(b) True, correct and complete copies of each Material Contract in effect as of the date hereof have been made available to Parent or publicly filed with the SEC prior to the date hereof. None of the Company or any Company Subsidiary is in breach of or default under the terms of any Material Contract, except as has not had and would not reasonably be expected to have, individually or in the aggregate, Company Material Adverse Effect. To the Company’s Knowledge, as of the date hereof, no other party to any Material Contract is in breach of or default under the terms of any Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, Company Material Adverse Effect, each Material Contract is a valid, binding and enforceable obligation of the Company or the Company Subsidiary which is party thereto and, to the Company’s Knowledge, of each other party thereto, and is in full force and effect, subject to the Enforceability Limitations.

Section 3.18. Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) neither the Company nor any Company Subsidiary is in violation of any Environmental Law, (b) none of the properties owned or occupied by the Company or any Company Subsidiary is contaminated with any Hazardous Substance and (c) the Company and the Company Subsidiaries have all permits, licenses and other authorizations required under any Environmental Law and the Company and the Company Subsidiaries are in compliance with such permits, licenses and other authorizations. As of the date hereof, no Proceeding is pending, or to the Company’s Knowledge, threatened, concerning or relating to the operations of the Company or any Company Subsidiary that seeks to impose, or that is reasonably likely to result in the imposition of, any material liability arising under any Environmental Law upon the Company or any Company Subsidiary.

Section 3.19. Customers; Vendors; Partners.

(a) Section 3.19(a) of the Company Disclosure Letter sets forth a list of the top ten (10) customers of the Company and the Company Subsidiaries that have a Contract with the Company or a Company Subsidiary, determined by the aggregate consideration paid to the Company or the Company Subsidiaries during the last twelve (12) months ended December 31, 2021 (each, a “Material Customer” and each such contract, a “Material Customer Agreement”). As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice from any Material Customer that such Material Customer shall not continue as a customer of the Company or that such Material Customer intends to terminate or adversely modify existing Contracts with the Company or the Company Subsidiaries.

(b) Section 3.19(b) of the Company Disclosure Letter sets forth a list of the top ten (10) vendors of the Company and the Company Subsidiaries, determined by the aggregate spend of the Company and the Company Subsidiaries during the last twelve (12) months ended December 31, 2021 (each, a “Material Vendor” and each Contract pursuant to which the Company or a Company Subsidiary paid those amounts to the applicable Material Vendor, a “Material Vendor Agreement”). As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice from any Material Vendor that such Material Vendor shall not continue as a vendor to the Company or that such Material Vendor intends to terminate or adversely modify existing Contracts with the Company or the Company Subsidiaries.

(c) Section 3.19(c) of the Company Disclosure Letter sets forth a list of the top ten (10) advertisers, publishing customers and other commercial partners that the Company or Company Subsidiaries have a revenue sharing arrangement or other similar arrangement with, in each case, determined by the aggregate revenue received by the Company and the Company Subsidiaries from such Person during the last twelve (12) months ended December 31, 2021 (each, a “Material Partner” and each Contract with each Material Partner, a “Material Partner Agreement”). As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice from any Material Partner that such Material Partner shall not continue as an advertiser of the Company or that such Material Partner intends to terminate or adversely modify existing Contracts with the Company or the Company Subsidiaries.

Section 3.20. Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all current insurance policies and insurance Contracts of the Company and the Company Subsidiaries are in full force and effect and are valid and enforceable and, except as set forth in Section 6.4 of the Company Disclosure Letter, cover against the risks as are customary for companies of similar size in the same or similar lines of business and (b) all premiums due thereunder have been paid in accordance with the agreed premium payment terms. Neither the Company nor any Company Subsidiary has received written notice of cancellation or termination with respect to any current third-party insurance policies or insurance Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.21. Information Supplied. The information relating to the Company and the Company Subsidiaries to the extent supplied by or on behalf the Company and the Company Subsidiaries to be contained in, or incorporated by reference in, (a) the Registration Statement will not, at the time the Registration Statement is declared effective by the SEC contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading and (b) the Joint Proxy Statement will not at the date it is first mailed to shareholders of the Company or to stockholders of Parent or at the time of the Company Shareholders Meeting or the Parent Stockholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Joint Proxy Statement and the Registration Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 3.21, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement or the Joint Proxy Statement, which information or statements were not supplied by or on behalf of the Company.

Section 3.22. Opinion of Financial Advisor. The Company Board of Directors has received an opinion of Jefferies LLC to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications set forth therein, the Exchange Ratio provided for in the Merger pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Ordinary Shares.

Section 3.23. Takeover Statutes; Anti-Takeover Laws. Assuming the accuracy of Parent’s and Merger Sub’s representations and warranties set forth in Section 4.26, the Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the Transactions any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Israeli Law (“Takeover Statute”) or any takeover or anti-takeover provision in the Articles of Association, except as set forth in 0 of the Company Disclosure Letter. The Company has no stockholder rights plan, “poison-pill”, antitakeover plan or similar device in effect to which the Company or any of its Subsidiaries is subject, party or otherwise bound.

Section 3.24. Related Party Transactions. Except as set forth in Section 3.24 of the Company Disclosure Letter, there are no Related Party Contracts in effect, nor are there any currently proposed transactions or series of related transactions or Contracts (including Related Party Contracts), that would be required to be disclosed under Item 7.B of Company’s Form 20-F that have not been otherwise disclosed in the Company SEC Documents filed prior to the date hereof.

Section 3.25. Finders and Brokers. Other than Jefferies LLC, neither the Company nor any Company Subsidiary has employed or engaged any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission in connection with this Agreement or upon or as a result of the consummation of the Merger.

Section 3.26. No Other Representations. The Company acknowledges that none of Parent, Merger Sub or any of their respective Representatives makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Subsidiaries or with respect to any other information provided or made available to the Company or its Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article IV and the certificate delivered pursuant to Section 7.3(d). Without limiting the generality of the foregoing, the Company acknowledges that, except as may be expressly provided in Article IV and the certificate delivered pursuant to Section 7.3(d), no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available, directly or indirectly, to the Company, any of its Representatives or any other Person.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Except as disclosed in (x) any Parent SEC Document filed or furnished by Parent with the SEC and publicly available prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are non-specific, predictive, cautionary or forward looking in nature) or (y) the applicable section of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify (or, as applicable, a disclosure for purposes of) the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article IV for which it is reasonably apparent on its face that such information is relevant to such other section), Parent and Merger Sub represent and warrant to the Company as set forth below.

Section 4.1. Qualification, Organization, Etc..

(a) Each of the Parent and Merger Sub is a corporation duly organized and validly existing under the Laws of its respective jurisdiction of incorporation, and each of the Parent and Merger Sub has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Except as would not be material to the Parent and the Parent Subsidiaries, taken as a whole, each other Parent Subsidiary, is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Parent and the Parent Subsidiaries is qualified to do business and is in good standing (to the extent such concept is recognized under applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or to be in good standing, except where the failure to be so qualified or, where relevant, in good standing, (1) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (2) has not had and would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Parent and/or Merger Sub to consummate the Transactions, including the Merger, prior to the Outside Date. The Parent has filed with the SEC, prior to the date hereof, a complete and accurate copy of the certificate of incorporation and bylaws as amended to the date hereof (the “Parent Governing Documents”). The Parent Governing Documents are in full force and effect and the Parent is not in violation of the Parent Governing Documents. The Parent has made available to Company prior to the date hereof complete and accurate copies of the articles of association, certificates of incorporation, bylaws, or equivalent organizational or governing documents, of each of the Merger Sub and each of Parent’s “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC, each as currently in effect.

(b) All the issued and outstanding shares of capital stock of, or other equity interests in, each Parent Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by the Parent free and clear of all Liens, other than Parent Permitted Liens. Section 3.1(b)(1) of the Parent Disclosure Letter sets forth an accurate and complete list of each Parent Subsidiary, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Parent Subsidiary, (ii) the type and percentage of interests held, directly or indirectly, by the Parent in each Parent Subsidiary and (iii) the names and type of and percentage interests held by any Person other than the Parent or a Parent Subsidiary in each Parent Subsidiary. Section 4.1(b) (2) of the Parent Disclosure Letter sets forth an accurate and complete list of each Person (other than a Parent Subsidiary) in which the Parent or any Parent Subsidiary owns an equity interest, together with (i) the jurisdiction of incorporation or organization, as the case may be, of such Person, and (ii) the type and percentage of interests held, directly or indirectly, by the Parent or Parent Subsidiary in such Person.

Section 4.2. Capitalization.

(a) The authorized share capital of the Parent consists of 1,000,000,000 shares of Parent Common Stock and 100,000,000 shares of preferred stock, par value $0.000005 per share (“Parent Preferred Stock”). As of July 8, 2022 (the “Parent Capitalization Date”), (i) (A) 298,080,960 shares of Parent Common Stock were issued and outstanding, (B) no shares of Parent Common Stock were held in the Company’s treasury, (C) no shares of Parent Common Stock were held by the Parent Subsidiaries, (D) options granted under Parent Equity Plans to purchase 27,166,599 shares of Parent Common Stock were outstanding, with a weighted average exercise price per share of $17.1584, and (E) restricted stock unit awards granted under Parent Equity Plans covering 16,848,586 shares of Parent Common Stock (assuming any applicable performance goals are deemed satisfied at target) were outstanding; (ii) 42,663,285 shares of Parent Common Stock were reserved for issuance pursuant to the Parent Equity Plans; (iii) 10,741,400 shares of Parent Common Stock were reserved for issuance pursuant to Parent’s 2020 Employee Stock Purchase Plan; and (iv) no shares of Parent Preferred Stock were issued and outstanding. All the outstanding shares of Parent Common Stock are, and all shares of Parent Common Stock reserved for issuance as described above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(b) Reserved.

(c) Except as set forth in Section 4.2(a), and other than the shares of Parent Common Stock that have become outstanding after the Parent Capitalization Date that were reserved for issuance as set forth in Section 4.2(a) and issued in accordance with the terms of the applicable Parent Equity Plan and equity award agreement, and other than as set forth in Section 4.2(c) of the Parent Disclosure Letter, in each case as of the date hereof: (i) the Parent does not have any shares or other equity interests issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which the Parent or any Parent Subsidiary is a party or is otherwise bound obligating the Parent or any Parent Subsidiary to (A) issue, transfer or sell, or make any payment with respect to, any shares of or other equity interests of the Parent or any Parent Subsidiary or securities convertible into, exchangeable for or exercisable for, or that correspond to, such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment, (C) redeem or otherwise acquire any such shares or other equity interests or (D) provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Parent Subsidiary (that is not wholly owned) or any other Person. There are no outstanding obligations of the Parent or any Parent Subsidiary (1) restricting the transfer of, (2) affecting the voting rights of, (3) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer or similar right with respect to, (4) other than the Investor Rights Agreement, requiring the registration for sale of (including under any subscription agreements entered into by the Parent or any Parent Subsidiaries) or (5) granting any preemptive or anti-dilutive rights with respect to, any shares of or other equity interests of the Parent or any Parent Subsidiary.

(d) Neither the Parent nor any Parent Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Parent (the “Parent Stockholders”) on any matter.

(e) Except as set forth in Section 4.2(e) of the Parent Disclosure Letter, there are no stockholder agreements, voting trusts, registration rights agreements, subscription agreements or other similar agreements, commitments or understandings to which the Parent or any Parent Subsidiary is a party with respect to the shares of or other equity interests of the Parent, other than the Investor Rights Agreement.

Section 4.3. Corporate Authority.

(a) Parent and Merger Sub have all requisite corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Parent Stockholder Approval, to consummate the Transactions, including the Merger. The execution and delivery of this Agreement, the performance of Parent’s and Merger Sub’s obligations under this Agreement, and the consummation of the Transactions have been duly and validly authorized by the Parent Board of Directors and Merger Sub’s board of directors, respectively, and no other corporate proceedings (pursuant to the ICL, the Articles of Association or otherwise) on the part of the Parent or Merger Sub are necessary to authorize the performance of Parent’s and/or Merger Sub’s obligations under this Agreement or the consummation of, and to consummate, the Transactions, except for the receipt of the Parent Stockholder Approval and approval of the Parent as the sole shareholder of Merger Sub, respectively, and for the filing and recordation of appropriate merger documents as required by the ICL (including, the Merger Proposal).

(b) The approval of the Parent Common Stock Issuance in accordance with the rules and regulations of the NYSE and the organizational documents of Parent (the “Parent Stockholder Approval”) is the only vote of the holders of any class or series of Parent’s share capital necessary to approve the Parent Common Stock Issuance. The vote or consent of Parent, as the sole stockholder of Merger Sub, is the only vote or consent of the holders of any class or series of share capital of Merger Sub necessary to approve the Merger and adopt this Agreement.

(c) On or prior to the date hereof, the Parent Board of Directors at a meeting duly called and held in compliance with the Parent Governing Documents, unanimously adopted resolutions (i) resolving that this Agreement and the Transactions are fair to, and in the best interests of, the Parent and the Parent’s stockholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, (ii) approving the Merger, this Agreement, the Company Stockholder Voting Agreement and the Transactions on the terms and subject to the conditions set forth herein, and (iii) resolving to make the Parent Board Recommendation. None of the foregoing actions by the Parent Board of Directors has been rescinded or modified in any way.

(d) This Agreement has been duly and validly executed and delivered by the Parent and Merger Sub and, assuming the due authorization, execution and delivery by Company, constitutes the valid and binding agreement of the Parent and Merger Sub, enforceable against the Parent and Merger Sub in accordance with its terms, subject to the Enforceability Limitations.

Section 4.4. Governmental Consents; No Violation.

(a) Other than in connection with or in compliance with (i) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (ii) the filing of the Joint Proxy Statement and the Registration Statement with the SEC and any amendments or supplements thereto and declaration of effectiveness of the Registration Statement and the mailing of the Joint Proxy Statement, (iii) the Securities Act, (iv) the Exchange Act, (v) applicable state securities, takeover and “blue sky” laws, (vi) the HSR Act and any other requisite clearances or approvals under any other applicable requirements of other Regulatory Laws set forth on Section 4.4(a) of the Parent Disclosure Letter, (vii) the application for and receipt of the ISA No-Action Letter or receiving the Dual Listing Permit (or, if applicable, the Alternative ISA Approvals), and (viii) any applicable requirements of the NYSE, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by the Parent and/or Merger Sub of the Transactions, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, (1) a Parent Material Adverse Effect or (2) a material adverse effect on the ability of the Parent and/or Merger Sub to consummate the Transactions, including the Merger, prior to the Outside Date.

(b) The execution and delivery by the Parent and Merger Sub of this Agreement do not, and, subject to the receipt of the Parent Stockholder Approval and except as described in Section 4.4(a) of the Parent Disclosure Letter, the consummation of the Transactions and performance and compliance with the provisions hereof will not (i) conflict with or result in any violation or breach of, or result in a default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under, any Material Contract or Parent Permit, or result in the creation of any Lien upon any of the properties, rights or assets of the Parent or any Parent Subsidiary, other than Parent Permitted Liens, (ii) conflict with or result in any violation of any provision of the Parent Governing Documents or the organizational or governing documents of any Parent Subsidiary or (iii) conflict with or violate any Laws applicable to the Parent or any Parent Subsidiary or any of their respective properties, rights or assets, other than in the case of clauses (i) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, (1) a Parent Material Adverse Effect or (2) a material adverse effect on the ability of the Parent and/or Merger Sub to consummate the Transactions, including the Merger, prior to the Outside Date.

Section 4.5. SEC Reports and Financial Statements.

(a) Since June 28, 2021, the Parent has timely filed or furnished all forms, statements, schedules, documents and reports required to be filed or furnished by it with the SEC (such forms, statements, schedules, documents and reports, the “Parent SEC Documents”). As of their respective filing dates or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, the Parent SEC Documents complied in all material respects with the applicable requirements of the Sarbanes-Oxley Act, the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of the NYSE, and none of the Parent SEC Documents contained (or, with respect to the Parent SEC Documents filed after the date hereof, will contain) any untrue statement of a material fact or omitted (or with respect to the Parent SEC Documents filed after the date hereof, will omit) to state any material fact required to be stated therein or necessary to make the statements therein, at the time and in light of the circumstances under which they were made, not misleading. Since June 28, 2021, neither the Parent nor any Parent Subsidiary has received from the SEC or any other Governmental Entity any written comments or questions with respect to any of the Parent SEC Documents (including the financial statements included therein) that are not resolved, or, as of the date hereof, has received any written notice from the SEC or other Governmental Entity that such Parent SEC Documents (including the financial statements included therein) are being reviewed or investigated, and, to the Parent’s Knowledge, there is not, as of the date hereof, any investigation or review being conducted by the SEC or any other Governmental Entity of any Parent SEC Documents (including the financial statements included therein). No Parent Subsidiary is required to file any forms, reports or other documents with the SEC.

(b) The consolidated financial statements (including all related notes and schedules) of the Parent included or incorporated by reference in the Parent SEC Documents when filed or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, in each case in effect at the time of such filing, and fairly present in all material respects the consolidated financial position of the Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes) in conformity with GAAP applied on a consistent basis during the periods involved (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes).

(c) The Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC was accompanied by any certifications required to be filed or submitted by the Parent’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Parent nor any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(d) Neither the Parent nor any Parent Subsidiary is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among the Parent or any Parent Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC), in any such case, where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Parent in the Parent’s published financial statements or any Parent SEC Documents.

(e) Reserved.

Section 4.6. Internal Controls and Procedures.

(a) Parent has established and maintains, and at all times since June 28, 2021 the Parent has maintained, disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and which includes policies and procedures that: (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Parent, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Parent and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Parent that could have a material effect on the financial statements.

(b) The Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(c) Since June 28, 2021, the Parent’s principal executive officer and its principal financial officer have disclosed to the Parent’s auditors and the audit committee of the Parent Board of Directors (the material circumstances of which (if any) have been made available to Company) (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting, (ii) any fraud, whether or not material, that involves management or other employees who have a role in the preparation of financial statements or the internal accounting controls, and (iii) any claim or allegation regarding any of the foregoing. Since June 28, 2021, neither the Parent nor any Parent Subsidiary has received any material, unresolved complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Parent or any Parent Subsidiary or their respective internal accounting controls.

Section 4.7. No Undisclosed Liabilities. Neither the Parent nor any Parent Subsidiary has any liabilities of any nature that would be required by GAAP to be reflected upon or reserved against in a consolidated balance sheet of the Parent and the Parent Subsidiaries (or disclosed in the notes to such balance sheet), whether or not accrued, contingent, absolute or otherwise, except (a) as and to the extent specifically disclosed, reflected or reserved against in the Parent’s consolidated balance sheet (or the notes thereto) as of March 31, 2022 included in the Parent SEC Documents filed or furnished prior to the date hereof, (b) for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2022 (other than any liability for any material breaches of Contracts), (c) as expressly required by this Agreement, (d) as set forth in Section 4.7 of the Parent Disclosure Letter, and (e) for liabilities which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.8. Absence of Certain Changes or Events(a) From December 31, 2021 through the date hereof, there has not occurred any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) From December 31, 2021 through the date hereof, (i) except to the extent it relates to the events giving rise to and the discussion and negotiation of this Agreement and the Transactions, the businesses of the Parent and the Parent Subsidiaries have been conducted in all material respects in the ordinary course of business consistent with past practice and (ii) neither the Parent nor any Parent Subsidiary has taken any action, except as set forth in Section 4.8(a) of the Parent Disclosure Letter, that, if taken after the date hereof, would constitute a breach of, or require the consent of Company under, Section 5.2(i), (ii), (iii), (vii), (xv), (xvi), (xvii), (xix), (xxiii) or (xxvi) (to the extent clause (xxvi) relates to the foregoing clauses).

Section 4.9. Compliance with Law; Permits.

(a) Except as set forth in Section 4.9(a) of the Parent Disclosure Letter, the Parent and each Parent Subsidiary is and has been since January 1, 2019 in compliance with, and not in default under or in violation of, any Laws (including COVID-19 Measures, Environmental Laws and employee benefits and labor Laws) applicable to the Parent or such Parent Subsidiary or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The Parent and the Parent Subsidiaries are and have been since January 1, 2019 in possession of all franchises, grants, authorizations, business licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, clearances and orders of any Governmental Entity or pursuant to any applicable Law necessary for the Parent and the Parent Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Parent Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Parent Permit and none of the Parent or any Parent Subsidiary has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Parent Permit.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2019, none of the Parent or any Parent Subsidiary, or, to the Parent’s Knowledge, any of the Parent’s or the Parent Subsidiaries’ respective Representatives acting on behalf of the Parent or any Parent Subsidiary, has (i) taken any action in violation of any applicable Anti-Corruption Law, or (ii) offered, authorized, provided or given any payment or thing of value to any Person, including a “foreign official” (as defined by the FCPA), for the purpose of influencing any act or decision of such Person to unlawfully obtain or retain business or other advantage.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2019, none of the Parent or any Parent Subsidiary has been subject to any actual, pending, or, to the Parents’ Knowledge, threatened civil, criminal, or administrative Proceedings, or made any voluntary disclosures to any Governmental Entity, involving the Parent or any Parent Subsidiary in any way relating to applicable Anti-Corruption Laws. The Parent and each Parent Subsidiary has established and maintains a compliance program and reasonable internal controls and procedures to promote compliance with the requirements of applicable Anti-Corruption Laws.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Parent and the Parent Subsidiaries, taken as a whole, each of the Parent and the Parent Subsidiaries are in compliance with, and at all times in the past three (3) years have complied with, Export Control Laws.

(f) Without limiting the foregoing, in the past three (3) years: (i) each of the Parent and the Parent Subsidiaries has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for Export Approvals, in all cases, except where failure to do so would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) each of the Parent and the Parent Subsidiaries is in compliance in all material respects with the terms of all applicable Export Approvals, (iii) there are no pending or, to the Knowledge of the Parent, threatened Proceedings against the Parent or any of the Parent Subsidiaries with respect to such Export Approvals, and (iv) no Export Approvals for the transfer of export licenses to Company or any of its affiliates are required. None of the Parent or the Parent Subsidiaries use, develop, or engage in defense articles or defense services controlled by the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130) or the Defense Export Control Law-2007.

(g) Neither the Parent, the Parent Subsidiaries, nor, to the Parent’s Knowledge, any of the Parent’s or the Parent Subsidiaries’ respective directors, officers or employees acting on behalf of the Company or any Parent Subsidiary, respectively, is a Person with whom dealings are prohibited or restricted under any applicable Sanctions, including as a result of being: (i) located, organized, or resident in Sanctioned Countries; or (ii) a Sanctioned Person. Neither the Parent, the Parent Subsidiaries, nor, to the Parent’s Knowledge, any of the Parent’s or the Parent Subsidiaries’ respective directors, officers or employees acting on behalf of the Parent or any Parent Subsidiary, respectively, is engaged in dealings or transactions in or with Sanctioned Countries or Sanctioned Persons in any way that represents a material violation of applicable Sanctions or Export Control Laws.

(h) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Parent and the Parent Subsidiaries, taken as a whole, in the past three (3) years, none of the Parent or the Parent Subsidiaries has been, to the Knowledge of the Parent, the subject of any investigation, inquiry, or Proceeding, or received any written communication from a Governmental Entity, in each case regarding non-compliance with Sanctions and Export Control Laws, and none of the Parent or the Parent Subsidiaries has conducted or initiated any internal investigations or filed any voluntary disclosures regarding possible violations of Sanctions and Export Control Laws.

Section 4.10. Employee Benefits.

(a) Section 4.10(a) of the Parent Disclosure Letter sets forth a complete and accurate list of each material Parent Benefit Plan. For purposes of this Agreement, “Parent Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, profit sharing, provident funds (including pension funds, managers’ insurance policies, further education funds or other similar funds), vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, policy, program, agreement or arrangement, in each case, for the benefit of current or former Parent Service Providers (or any dependent or beneficiary thereof) of the Parent or any Parent Subsidiary or any of their ERISA Affiliates and with respect to which the Parent or any Parent Subsidiary has or may have any obligation or liability (whether actual or contingent), but excluding any plan, program, agreement, contract, policy or arrangement mandated by applicable Law. With respect to each material Parent Benefit Plan, the Parent has made available to Company correct and complete copies of, in each case, to the extent applicable, (i) all plan documents (or, in the case of any unwritten Parent Benefit Plans, written description of the material terms thereof), summary plan descriptions, summaries of material modifications, and amendments related to such plans and any related trust agreement, (ii) the most recent Form 5500 Annual Report, (iii) the most recent audited financial statement and actuarial valuation, (iv) all material filings and correspondence in the past three (3) years with any Governmental Entity, (v) all material related agreements, insurance contracts and other agreements which implement each such Parent Benefit Plan and (vi) all material records, notices and filings concerning Internal Revenue Service or U.S. Department of Labor audits or investigations.

(b) Except as has not had and does not constitute a Parent Material Adverse Effect, each of the Parent Benefit Plans has been operated, administered and funded in accordance with its terms and in compliance with applicable Law, including ERISA, the Code and, in each case, the regulations thereunder. No liability under Title IV of ERISA has been incurred by the Parent, the Parent Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and to the Parent’s Knowledge no condition exists that is likely to cause the Parent, the Parent Subsidiaries or any of their ERISA Affiliates to incur any such liability. Except as has not had and does not constitute a Parent Material Adverse Effect, all contributions or other amounts payable by the Parent or the Parent Subsidiaries pursuant to each Parent Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards. There are no pending, or to the Parent’s Knowledge, threatened claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Parent Benefit Plans or any trusts related thereto that would result in a Parent Material Adverse Effect.

(c) No Parent Benefit Plan is, and neither the Parent nor any ERISA Affiliate thereof contributes to, has at any time contributed to or has any liability or obligation, whether fixed or contingent, with respect to (i) a multiemployer plan, as defined in Section 3(37) of ERISA, (ii) a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, or (iii) voluntary employee benefit association under Section 501(a)(9) of the Code. Except as has not had and does not constitute a Parent Material Adverse Effect, the Parent and each of its ERISA Affiliates are in compliance with (x) the applicable requirements of Section 4980B of the Code and any similar state law, and (y) the applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended.

(d) No Parent Benefit Plan provides health or welfare benefits coverage, including life insurance or medical benefits (whether or not insured), with respect to current or former Parent Service Providers beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or other Law.

(e) (i) Each of the Parent Benefit Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or may rely on a prototype opinion letter as to its qualification and (ii) to the Parent’s Knowledge, there are no existing circumstances or any events that have occurred that would reasonably be expected to materially and adversely affect the qualified status of any such plan. Each such favorable determination letter has been provided or made available to Company.

(f) Except as set forth in Section 4.10(f) of the Parent Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will, except as required by the terms of this Agreement, (i) result in any material payment (including severance and unemployment compensation, forgiveness of Indebtedness or otherwise) becoming due to any current Parent Service Provider under any Parent Benefit Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Parent Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits, or (iv) result in any breach or violation of, or default under or limit the Parent’s right to amend, modify, terminate or transfer the assets of, any Parent Benefit Plan.

(g) Except as does not constitute a Parent Material Adverse Effect, each Parent Benefit Plan, if any, which is maintained outside of the United States (i) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Parent Benefit Plan is present or operates and, to the extent relevant, the United States, (ii) that is intended to qualify for special tax treatment meet all requirements for such treatment and (iii) that is intended to be funded or book-reserved are fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code and applicable guidance thereunder or an available exemption therefrom.

(i) The Parent is not a party to nor does it have any material obligation under any Parent Benefit Plan to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

Section 4.11. Labor Matters.

(a) Neither the Parent nor any Parent Subsidiary is a party to, or bound by, any Collective Bargaining Agreement. Except for extension orders, which generally apply to all employees in Israel, no extension orders apply to any Israeli Parent Subsidiary and no employee of any Israeli Parent Subsidiary benefits from any such extension orders. Neither the Parent nor any Parent Subsidiary is, nor has it in the past three (3) years been, subject to a strike or work stoppage and to the Parent’s Knowledge there is no pending strike or work stoppage involving the Parent or any Parent Subsidiary. There are no labor organizations representing, and to the Parent’s Knowledge there are no labor organizations purporting to represent or seeking to represent, any of the Parent’s or any Parent Subsidiary’s employees. There have been no organizational campaigns, petitions, or other unionization activities with respect to the formation of a collective bargaining unit made or, to the Parent’s Knowledge, threatened involving employees of the Parent or any Parent Subsidiary.

(b) The Parent and each Parent Subsidiary is, and during the last five (5) years has been, in compliance with all applicable Laws relating to employment, including labor, employment, termination of employment, privacy issues, fringe benefits, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs, worker classification, harassment, discrimination, retaliation, payment of social security, exempt and non-exempt status, remote work, restrictive covenants, compensation and benefits, wages and hours of work, overtime, working during rest days, notices to employees, COVID-19 Measures, engagement of Parent Service Providers, enforcement of labor laws, and with respect to any Parent Israeli Subsidiary, obligations to provide statutory severance pay under the Israeli Severance Pay Law-1963 and vacation pursuant to the Israeli Annual Leave Law-1951, and the Worker Adjustment and Retraining Notification Act of 1988, as amended, in each case except where such non-compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) No current or former employee, consultant, or independent contractor of the Parent or any Parent Subsidiary has violated any confidentiality or proprietary information agreement or any restrictive covenant agreements, except for such violations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no Proceedings pending, and as of the date of this Agreement neither the Parent nor any Parent Subsidiary intends to bring any Proceedings, against any current or former employee, consultant, or independent contractor of the Parent or any Parent Subsidiary for alleged violations of any confidentiality or proprietary information agreement or any restrictive covenant agreements.

(d) In the last three (3) years, to the Parent’s Knowledge, no material allegations of harassment, discrimination, sexual assault or sexual misconduct have been made involving any current or former employee at the level of Vice President or above. In the last three (3) years, neither the Company nor any of the Company Subsidiaries have entered into any settlement agreements or conducted any investigations related to allegations of harassment, discrimination, sexual assault or sexual misconduct by any current or former employee at the level of Vice President or above.

(e) Except as set forth in Section 4.11(e) of the Parent Disclosure Letter, the Section 14 arrangement under the Israeli Severance Pay Law (5273-1963) was applied to all former and current Israeli employees of the Parent Subsidiaries in accordance in all material respects with the terms of the general permit issued by the Israeli Labor Minister based on such employees full salaries and from their commencement date of employment.

Section 4.12. Tax Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) Except as set forth in Section 4.12(a) of the Parent Disclosure Letter, the Parent and the Parent Subsidiaries have timely filed (taking into account any extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them and all such Tax Returns are true, correct and complete;

(b) The Parent and the Parent Subsidiaries have timely paid to the appropriate Governmental Entity all Taxes due and owing by any of them, other than Taxes contested in good faith or for which adequate reserves, in accordance with GAAP, have been established;

(c) The Parent and the Parent Subsidiaries have complied with all applicable Laws relating to the payment, withholding, collection and remittance of Taxes;

(d) Except as set forth in Section 4.12(d) of the Parent Disclosure Letter, there is no (i) claim, litigation, proceeding, or to the Knowledge of the Parent, any audit, examination or investigation pending or threatened in writing with respect to any Taxes of the Parent or any Parent Subsidiary, or (ii) deficiency of an amount of Taxes that has been assessed by any Governmental Entity against the Parent or any Parent Subsidiary and that has not been fully satisfied by payment or is being contested in good faith by appropriate proceedings;

(e) Within the last two (2) years, neither the Parent nor any Parent Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code;

(f) None of the Parent or any Parent Subsidiary (i) is a party to or bound by, or has any obligation under, any Tax allocation, sharing, indemnity, or reimbursement agreement (other than (1) any customary provisions in ordinary course commercial agreements not primarily related to Taxes, and (2) any agreement or arrangement solely among the Parent and the Parent Subsidiaries) or (ii) has any liability for Taxes of any Person (other than the Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor, by contract or otherwise;

(g) Neither the Parent nor any Parent Subsidiary is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended U.S. Tax Treatment;

(h) There are no Liens for Taxes upon any property or assets of the Parent or any Parent Subsidiary, other than Parent Permitted Liens;

(i) No claim has been made in writing by any Tax authority in a jurisdiction where the Parent or any Parent Subsidiary has not filed Tax Returns of a particular type that the Parent or any Parent Subsidiary is or may be subject to Tax by, or required to file Tax Returns with respect to such Taxes in, such jurisdiction;

(j) Neither the Parent nor any Parent Subsidiary is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous provision of state, local or non-U.S. Law) or other ruling or written agreement with a Tax authority, in each case, with respect to Taxes;

(k) Neither the Parent nor any Parent Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law);

(l) Each Parent Equity Plan according to which an Israeli resident received stock based compensation is intended to qualify as a capital gains route plan under Section 102(b)(2) and 102(b)(3) of the Ordinance and has received a favorable determination or approval letter from, or is otherwise approved by, or deemed approved by passage of time without objection by, the ITA;

(m) Except as set forth in Section 4.12(m) of the Parent Disclosure Letter, all Israeli Parent Subsidiaries comply with the requirements of Section 85A of the Ordinance and the regulations promulgated thereunder;

(n) Except as set forth in Section 4.12(n) of the Parent Disclosure Letter, neither the Parent nor any Parent Subsidiary is subject to restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made in connection with the provisions of Part E2 of the Ordinance;

(o) Except as set forth in Section 4.12(o) of the Parent Disclosure Letter, no Israeli Parent Subsidiary has undertaken or is engaged in any transaction that will require special reporting in accordance with Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Tax Planning Requiring Reporting), 2006. No Israeli Parent Subsidiary is subject to any reporting obligations under Sections 131D and 131E of the Ordinance or any similar provision under any other local or foreign Tax law, and including with respect to VAT;

(p) The Israeli Parent Subsidiary is not and has never been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963;

(q) The Israeli Parent Subsidiary is duly registered for the purposes of Israeli value added tax (“VAT”). The Israeli Parent Subsidiary (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and, to the Parent’s Knowledge, there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies and other transactions and imports made by it, (ii) has collected and timely remitted to the relevant Tax authority all output VAT which it is required to collect and remit under any applicable Law, and (iii) has not received a refund for input VAT for which it is not entitled under any applicable Law;

(r) Section 4.12(r) of the Parent Disclosure Letter sets forth a complete and accurate list as of the date hereof of all elections to be treated or benefits claimed by the Israeli Parent Subsidiary as a “Benefited Enterprise” (Mifaal Mutav), a “Preferred Enterprise” (Mifaal Muadaf) or a “Technology Enterprise” (Mifaal Technology) or any other elections or benefits under the Law for Encouragement of Capital Investments, of 1959;

(s) The Parent and its Subsidiaries have met or made sure that the intermediaries have met the Mandatory Disclosure Rules in the countries that introduced them, including DAC6 in the EU, DOTAS in the UK, and similar rules;

(t) Neither Parent nor any Parent Subsidiary (including Merger Sub) is aware of the existence of any fact, or has taken or agreed to take any action, could reasonably be expected to prevent or impede the Merger from qualifying for the Intended U.S. Tax Treatment;

(u) Immediately following the Effective Time, Parent will directly own 100 percent of the issued and outstanding shares of the Company;

(v) To the Knowledge of Parent, (i) none of the individual Sequoia Capital (“Sequoia”) funds and or entities that own Parent Common Stock have ownership of 5% or more of the total outstanding shares of Parent, (ii) no subset of the Sequoia entities described in clause (i) are controlled by a “group”, such that a “group” could be deemed to hold 5% or more of the outstanding shares of Parent, and (iii) each Sequoia entity described in clause (i) is able to make investment decisions independently. For purposes of this Section 4.12(v), “group” includes any person or group that controls the decisions of the Sequoia entities;

(w) To the Knowledge of Parent, (i) none of the individual Morgan Stanley Investment Management (“MISM”) asset management entities that own Parent stock have ownership of 5% or more of the total outstanding shares of Parent, (ii) no subset of the MISM entities described in clause (i) are controlled by a “group”, such that a “group” could be deemed to hold 5% or more of the outstanding shares of Parent, and (iii) each MISM entity described in clause (i) is able to make investment decisions independently. For purposes of this Section 4.12(w), “group” includes any person or group that controls the decisions of the MISM entities.

Section 4.13. Litigation. Except as set forth in Section 4.13 of the Parent Disclosure Letter, there are no Proceedings pending or, to the Parent’s Knowledge, threatened against the Parent or any Parent Subsidiary or any of their respective properties, rights or assets by or before, and there are no orders, judgments or decrees of or settlement agreements with, any Governmental Entity, that are or would reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole.

Section 4.14. Intellectual Property.

(a) Section 4.14(a) of the Parent Disclosure Letter sets forth a true, correct and complete list of all (i) Patents, registered Marks and other material Registered Parent Intellectual Property Rights and (ii) material unregistered Marks included in the Owned Parent IP. For each item of Registered Parent Intellectual Property Rights, Section 4.14(a) of the Parent Disclosure Letter lists (A) the record owner of such item (B) the jurisdiction in which such item is filed, registered, pending or issued, (C) the issuance, registration or application date and number of such item, and (D) for each material Domain Name registration, the applicable Domain Name registrar, the name of the registrant and the expiration date for the registration.

(b) Each material item of Registered Parent Intellectual Property Rights is subsisting and to the Parent’s Knowledge, each material item of Parent Intellectual Property (other than applications for registrations) is valid and enforceable. No Proceeding (other than office actions in connection with the prosecution of applications) is pending or, to the Parent’s Knowledge, threatened by or before any Governmental Entity, that challenges the legality, validity, enforceability, registration, use or ownership of any Patents, registered Marks and other material Owned Parent IP.

(c) Except as set forth in Section 4.14(c) of the Parent Disclosure Letter, and except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, (i) the Parent, or the applicable Parent Subsidiary, is the sole and exclusive owner of all right, title and interest in and to the Owned Parent IP, free and clear of all Liens (other than Parent Permitted Liens), (ii) the Owned Parent IP is freely transferable and assignable without restriction and without payment of any kind to any third Person and (iii) material Parent Licensed IP is validly licensed to the Parent or the applicable Parent Subsidiary. As of the Closing, the Parent or the applicable Parent Subsidiary will own, license, sublicense or otherwise possess legally enforceable rights to use all Intellectual Property necessary and sufficient to conduct the Parent’s business, except as would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole.

(d) Except as set forth in Section 4.14(d) of the Parent Disclosure Letter, no Proceedings are pending or, to the Parent’s Knowledge, are threatened against the Parent or any Parent Subsidiary, (i) alleging that the Parent or any Parent Subsidiary is infringing, misappropriating, diluting, using or disclosing without authorization or otherwise violating the Intellectual Property of any Person, (ii) inviting the Parent or any Parent Subsidiary to take a license under any Intellectual Property Rights or consider the applicability of any Intellectual Property Rights to any Parent Offering or the conduct of the Parent’s business, or (iii) challenging the legality, ownership, use, registration, validity or enforceability of any Parent Intellectual Property Rights or Parent Intellectual Property.

(e) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, neither the conduct of the Parent’s business, nor any Parent Offering (including the use, practice, offering, licensing, provision, sale, distribution or other exploitation of any Parent Offering), (i) has been in the last three (3) years or is currently infringing, misappropriating, misusing, diluting, using or disclosing without authorization, or otherwise violating any Intellectual Property Rights of any third Person, (ii) has been in the last three (3) years or is currently contributing to or inducing any infringement, misappropriation or other violation of any Intellectual Property Rights of any third Person, or (iii) has in the last three (3) years constituted or currently constitutes unfair competition or trade practices under the Laws of any relevant jurisdiction.

(f) Except as set forth in Section 4.14(f) of the Parent Disclosure Letter, in the last three (3) years, neither the Parent nor any Parent Subsidiary has instituted or threatened in writing to institute any Proceeding against any Person alleging any infringement, misappropriation, misuse, dilution, unauthorized use or disclosure or other violation of any material Parent Intellectual Property Rights, Parent Intellectual Property, or Parent Offering. To the Parent’s Knowledge, no Person is infringing, misappropriating, misusing, diluting, using or disclosing without authorization, or otherwise violating any material Parent Intellectual Property Rights, Parent Intellectual Property or Parent Offering.

(g) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, the Parent and each Parent Subsidiary has taken commercially reasonable actions to maintain and protect all material Proprietary Information held by the Parent or the applicable Parent Subsidiary, and all such Proprietary Information has been maintained in confidence in accordance with procedures that are customarily used in the industry to protect Proprietary Information of like importance. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, to the Parent’s Knowledge, in the last five (5) years, there has been no unauthorized disclosure of Parent Intellectual Property, or unauthorized disclosure by the Parent or any Parent Subsidiary of any third party Intellectual Property.

(h) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, the Parent or the applicable Parent Subsidiary has obtained, either by operation of Law or by valid assignment or transfer, exclusive ownership of all Intellectual Property or Intellectual Property Rights authored, invented, created or developed by all current or former employees or Parent Contractors of the Parent or any Parent Subsidiary for the Parent or such Parent

Subsidiary during the term of such employee’s employment or such Parent Contractor’s engagement. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, to the Parent’s Knowledge, the Parent and each Parent Subsidiary does not owe any compensation to any current or former employee or Parent Contractor in connection with any Owned Parent IP. The Parent and the Parent Subsidiaries have, and enforce, a policy requiring each employee and Parent Contractor who has access to Proprietary Information to execute a confidentiality agreement that obligates such Person to maintain the confidentiality thereof, except where the failure to enforce such policy has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole.

(i) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, no government funding or governmental grants from any Governmental Entity were used in the development of any Owned Parent IP.

(j) Except as set forth in Section 4.14(j) of the Parent Disclosure Letter, and except as would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, no current or former employee or Parent Contractor who is or was involved in, or contributed to, the creation or development of any Owned Parent IP, was an employee or faculty member of, or otherwise performed services for, any Academic Institution, during a period of time while such employee or Parent Contractor was performing services for Parent or any Parent Subsidiary. Except as set forth in Section 3.14(j)(ii) of the Parent Disclosure Letter, and except as would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, no former or current employee or Parent Contractor of any Israeli Parent Subsidiary who is or was involved in, or contributed to, the creation or development of any Owned Parent IP, was employed by or has performed services for, or was subject to any regulations, guidelines and/or directive of, the Israel Defense Forces, the Israel Ministry of Defense, the Israel Prime Minister office or any other Government Entity during a period of time during which such employee or Parent Contractor was also involved in, or contributing to, the creation or development of any Owned Parent IP, or during the twelve-month period immediately prior to his or her employment or engagement with any Israeli Parent Subsidiary, other than reserves duty. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, no Academic Institution, or the Israel Ministry of Defense, the Israel Prime Minister office or any other Governmental Entity has provided or provides facilities, personnel or funding for the creation or development of any Owned Parent IP or Parent Offering and no Academic Institution or the Israel Ministry of Defense, the Israel Prime Minister office or any other Governmental Entity has claimed any right or interest in, any Owned Parent IP or Parent Offering and no Academic Institution or the Israel Ministry of Defense, the Israel Prime Minister office or any other Governmental Entity owns, purports to own, has any other rights in or to, or has any option to obtain any rights in or to, any Owned Parent IP or Parent Offering.

(k) None of the material Source Code for any Parent Software has been deposited with, licensed or provided to any Person other than employees and Parent Contractors of the Parent or any Parent Subsidiary who have entered into written confidentiality Contracts with respect to such Source Code. The Parent is not required to deposit, disclose or license to any Person, and has not entered into any escrow arrangements with respect to, any material Source Code for any Parent Software, and to the Knowledge of the Parent, no event has occurred, and no circumstance or condition exist, that (with or without notice or lapse of time) will result or could reasonably result in the disclosure or delivery to any Person of any such Source Code.

(l) No material Parent Software is or has become subject to any Open Source Software license and no Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the delivery or provision of any material Parent Software or in any Parent Offering, in each case, in a manner that would require any material Parent Software or Parent Offering to be licensed, distributed, or otherwise made available (a) in a form other than binary or object code (e.g., in Source Code form); (b) under terms that permit redistribution, reverse engineering, or creation of derivative works or other modification of such material Parent Software or Parent Offering; (c) without a license fee or (d) in a form that requires or purports to require the Parent to grant any Intellectual Property License with respect to Patents. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, the Parent and the Parent Subsidiaries are and have been in compliance with the terms and conditions of each Open Source Software license to which they are subject.

(m) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, none of the Parent Software and Parent Offerings: (i) constitutes or contains any Contaminants, or (ii) contains defects, vulnerabilities, bugs or errors that affects the use, functionality, security or performance of such Parent Software, Parent Offering or any product or system containing or used in conjunction with such Parent Software or Parent Offering. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, there are no warranty, indemnification requests or other claims asserted against the Parent (or any Parent Subsidiary) related to any Parent Software or Parent Offering that are unresolved.

(n) The Parent and the Parent Subsidiaries have taken commercially reasonable steps in accordance with customary industry standard to protect and secure its IT Systems, except where the failure to take such steps has not had and does not constitute a Parent Material Adverse Effect. There has been no cyber-attack, unauthorized access to or use of (whether without authorization or in breach of an authorization) or harm to any IT Systems (or any Software, information or data stored on any IT Systems), to the Parent’s Knowledge and that would be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries.

(o) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, the execution and delivery of this Agreement and the consummation of the Transactions themselves, will result in (i) the grant of an Intellectual Property License to or under any material Parent Intellectual Property (or, except as a result of the terms of a Contract to which Company, but neither the Parent nor a Parent Subsidiary, is a party, any Intellectual Property or Intellectual Property Rights of Company) to any Person, or (ii) the Parent, any Parent Subsidiary (or, except as a result of the terms of a Contract to which Company, but neither the Parent nor a Parent Subsidiary, is a party) Company being subject to any non-compete or other material restriction on the operation or scope of their respective business.

Section 4.15. Privacy and Data Protection. Except as set forth in Section 4.15 of the Parent Disclosure Letter and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent and the Parent Subsidiaries are in compliance, and for the past three years have been in compliance, with all applicable Laws, written and published policies of the Parent and its Subsidiaries, and Parent Material Contracts, in each case, with respect to data privacy and security. Except as set forth in Section 4.15 of the Parent Disclosure Letter, to the Knowledge of the Parent, there is no current Proceeding pending against the Parent or any of the Parent Subsidiaries, including by any Governmental Authority, with respect to their collection, retention, storage, security, disclosure, transfer, disposal, use, or other processing of any Parent Personal Information. Except as set forth in Section 4.15 of the Parent Disclosure Letter and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since December 31, 2021, the Parent and the Parent Subsidiaries have not experienced a breach of the security of Parent Personal Information or other proprietary or confidential information within the possession or control of the Parent or a Parent Subsidiary.

Section 4.16. Real Property; Assets. Neither the Parent nor any Parent Subsidiary owns or has owned any real property. Section 4.16 of the Parent Disclosure Letter sets forth a list, as of the date hereof, of any Contract pursuant to which the Parent or any Parent Subsidiary leases, subleases or occupies any material real property (“Parent Leases”). Neither the Parent nor any Parent Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy any real property subject to a Parent Lease or any portion thereof. Each Parent Lease is valid, binding and in full force and effect, subject to the Enforceability Limitations, and no default on the part of the Parent or, if applicable, any Parent Subsidiary or, to the Parent’s Knowledge, the landlord thereunder exists with respect to any Parent Lease, except in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Parent or a Parent Subsidiary has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable Parent Lease, each real property subject to the Parent Leases, free and clear of all Liens, other than Parent Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent or a Parent Subsidiary has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Parent and the Parent Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens, other than Parent Permitted Liens.

Section 4.17. Material Contracts.

(a) Except for this Agreement, Section 4.17(a) of the Parent Disclosure Letter contains a complete and correct list, as of the date hereof, of each Contract described below in this Section 4.17(a) under which the Parent or any Parent Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which the Parent or any Parent Subsidiary is a party or to which any of their respective properties or assets is subject, in each case as of the date hereof other than Parent Benefit Plans listed on Section 4.10(a) of the Parent Disclosure Letter (all Contracts of the type described in this Section 4.17(a), whether or not set forth on Section 4.17(a) of the Parent Disclosure Letter, being referred to herein as the “Parent Material Contracts”):

(i) each Contract that limits, in each case in any material respect the freedom of the Parent, any Parent Subsidiary or any of their respective affiliates (including Company and its affiliates after the Effective Time) to compete or engage in any line of business or geographic region or with any Person or sell, supply or distribute any product or service, use or enforce any Intellectual Property or Intellectual Property Rights owned by or exclusively licensed to the Parent or any Parent Subsidiary, or hire or solicit any Person in any material manner or that otherwise has the effect of materially restricting the Parent, the Parent Subsidiaries or any of their respective affiliates (including Company and its affiliates after the Effective Time) from the development, marketing or distribution of products and services, in each case, in any geographic area;

(ii) each acquisition or divestiture Contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making by the Parent or any Parent Subsidiary of future payments in excess of such amount as set forth in Section 4.17(a)(ii) of the Parent Disclosure Letter;

(iii) each Contract that gives any Person the right to acquire any material assets of the Parent or any Parent Subsidiary (excluding ordinary course commitments to purchase Parent Offerings) after the date hereof;

(iv) each Contract that (i) provides for the authorship, invention, creation, conception or other development of any material Intellectual Property or Intellectual Property Rights (A) by the Parent for any other Person or (B) for the Parent by any other Person (other than by employees and Parent Contractors in the ordinary course of business); (ii) provides for the assignment or other transfer of any ownership interest in material Intellectual Property or Intellectual Property Rights (A) to the Parent from any other Person (other than by employees and Parent Contractors in the ordinary course of business) or (B) by the Parent to any other Person; (iii) includes any grant of an Intellectual Property License with respect to a Patent or any material Intellectual Property License to any other Person by the Parent (other than non-exclusive licenses in the ordinary course of business); or (iv) includes any grant of an Intellectual Property License with respect to a Patent or any material Intellectual Property License by any other Person (other than, with respect to this subsection (iv) only, (A) licenses for Open Source Software, or (B) Intellectual Property Licenses for off-the-shelf Software and other software, shrink wrap and click through software, that is commercially available on standard terms to the public generally);

(v) each Contract to provide material Source Code for any Parent Offering to any third Person, including any Contract to put such Source Code in escrow with a third Person on behalf of a licensee or contracting party;

(vi) any Contract (x) granting exclusive rights to purchase, license, distribute, market, sell, support, make available or deliver any Parent Offerings; or (y) otherwise contemplating an exclusive relationship between the Parent and any other Person, including any exclusive supply Contract, in each case which is material to the Parent and its subsidiaries taken as a whole;

(vii) each settlement agreement or similar Contract restricting in any material respect the operations or conduct of the Parent or any Parent Subsidiary or any of their respective affiliates (including Parent and its affiliates after the Effective Time);

(viii) each Contract not otherwise described in any other subsection of this Section 4.17(a) pursuant to which the Parent or any Parent Subsidiary is obligated to pay, or entitled to receive payments in excess of such amount as set forth in Section 4.17(a)(viii) of the Parent Disclosure Letter in the twelve (12) month period following the date hereof;

(ix) each Contract that obligates the Company or any Company Subsidiary to make any capital investment or capital expenditure outside the ordinary course of business and in excess of such amount as set forth in Section 4.17(a)(ix) of the Parent Disclosure Letter;

(x) each Contract that is a Material Parent Customer Agreement, a Material Parent Vendor Agreement or a Material Parent Partner Agreement;

(xi) each Contract that grants any material right of first refusal or right of first offer or that materially limits the ability of the Parent, any Parent Subsidiary or any of their respective affiliates (including Company and its affiliates after the Effective Time) to own, operate, sell, transfer, pledge or otherwise dispose of any businesses or material assets;

(xii) each Contract that contains any exclusivity rights or “most favored nations” provisions or minimum use, supply or display requirements that are binding on the Parent or its affiliates (including Company and its affiliates after the Effective Time), in each case which is material to the Parent and its subsidiaries taken as a whole;

(xiii) each material Parent Lease;

(xiv) each Contract relating to outstanding or potential Indebtedness (or commitments in respect thereof) of the Parent or any Parent Subsidiary (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of such amount as set forth in Section 4.17(a)(xiv) of the Parent Disclosure Letter or relating to any Liens on the material assets of the Parent or any Parent Subsidiary;

(xv) each Contract involving derivative financial instruments or arrangements (including swaps, caps, floors, futures, hedges, forward contracts and option agreements) for which the aggregate exposure (or aggregate value) to the Parent and the Parent Subsidiaries is reasonably expected to be in excess of such amount as set forth in Section 4.17(a) (xv) of the Parent Disclosure Letter or with a notional value in excess of such value as set forth in Section 4.17(a)(xv) of the Parent Disclosure Letter;

(xvi) each Parent Related Party Contract;

(xvii) each Collective Bargaining Agreement; and

(xviii) any Contract not otherwise described in any other subsection of this Section 4.17(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Parent.

(b) True, correct and complete copies of each Parent Material Contract in effect as of the date hereof have been made available to Company or publicly filed with the SEC prior to the date hereof. None of the Parent or any Parent Subsidiary is in breach of or default under the terms of any Parent Material Contract, except as has not had and would not reasonably be expected to have, individually or in the aggregate, Parent Material Adverse Effect. To the Parent’s Knowledge, as of the date hereof, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, Parent Material Adverse Effect, each Parent Material Contract is a valid, binding and enforceable obligation of the Parent or the Parent Subsidiary which is party thereto and, to the Parent’s Knowledge, of each other party thereto, and is in full force and effect, subject to the Enforceability Limitations.

Section 4.18. Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) neither the Parent nor any Parent Subsidiary is in violation of any Environmental Law, (b) none of the properties owned or occupied by the Parent or any Parent Subsidiary is contaminated with any Hazardous Substance and (c) the Parent and the Parent Subsidiaries have all permits, licenses and other authorizations required under any Environmental Law and the Parent and the Parent Subsidiaries are in compliance with such permits, licenses and other authorizations. As of the date hereof, no Proceeding is pending, or to the Parent’s Knowledge, threatened, concerning or relating to the operations of the Parent or any Parent Subsidiary that seeks to impose, or that is reasonably likely to result in the imposition of, any material liability arising under any Environmental Law upon the Parent or any Parent Subsidiary.

Section 4.19. Customers; Vendors; Advertisers.

(a) Section 4.19(a) of the Parent Disclosure Letter sets forth a list of the top ten (10) customers of the Parent and the Parent Subsidiaries that have a Contract with the Parent or a Parent Subsidiary, determined by the aggregate consideration paid to the Parent or the Parent Subsidiaries during the last twelve (12) months ended December 31, 2021 (each, a “Material Parent Customer” and each such contract, a “Material Parent Customer Agreement”). As of the date hereof, neither the Parent nor any Parent Subsidiary has received any written notice from any Material Parent Customer that such Material Parent Customer shall not continue as a customer of the Parent or that such Material Parent Customer intends to terminate or adversely modify existing Contracts with the Parent or the Parent Subsidiaries.

(b) Section 4.19(b) of the Parent Disclosure Letter sets forth a list of the top ten (10) vendors of the Parent and the Parent Subsidiaries, determined by the aggregate spend of the Parent and the Parent Subsidiaries during the last twelve (12) months ended December 31, 2021 (each, a “Material Parent Vendor” and each Contract pursuant to which the Parent or a Parent Subsidiary paid those amounts to the applicable Material Parent Vendor, a “Material Parent Vendor Agreement”). As of the date hereof, neither the Parent nor any Parent Subsidiary has received any written notice from any Material Parent Vendor that such Material Parent Vendor shall not continue as a vendor to the Parent or that such Material Parent Vendor intends to terminate or adversely modify existing Contracts with the Parent or the Parent Subsidiaries.

(c) Section 4.19(c) of the Parent Disclosure Letter sets forth a list of the top ten (10) advertisers, publishing customers and other commercial partners that the Parent or Parent Subsidiaries have a revenue sharing arrangement or other similar arrangement with, in each case, determined by the aggregate revenue received by the Parent and the Parent Subsidiaries from such Person during the last twelve (12) months ended December 31, 2021 (each, a “Material Parent Partner” and each Contract with each Material Parent Partner, a “Material Parent Partner Agreement”). As of the date hereof, neither the Parent nor any Parent Subsidiary has received any written notice from any Material Parent Partner that such Material Parent Partner shall not continue as an advertiser of the Parent or that such Material Parent Partner intends to terminate or adversely modify existing Contracts with the Parent or the Parent Subsidiaries. Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) all current insurance policies and insurance Contracts of the Parent and the Parent Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary for companies of similar size in the same or similar lines of business and (b) all premiums due thereunder have been paid in accordance with the agreed premium payment terms. Neither the Parent nor any Parent Subsidiary has received written notice of cancellation or termination with respect to any current third-party insurance policies or insurance Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.20. Information Supplied. The information relating to the Parent and the Parent Subsidiaries to the extent supplied by or on behalf the Parent and the Parent Subsidiaries to be contained in, or incorporated by reference in, (a) the Registration Statement will not, at the time the Registration Statement is declared effective by the SEC contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading and (b) the Joint Proxy Statement will not at the date it is first mailed to shareholders of the Company or to stockholders of Parent or at the time of the Company Shareholders Meeting or the Parent Stockholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Joint Proxy Statement and the Registration Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 4.20, no representation or warranty is made by the Parent with respect to information or statements made or incorporated by reference in the Registration Statement or the Joint Proxy Statement, which information or statements were not supplied by or on behalf of the Parent.

Section 4.21. Opinion of Financial Advisor. The Parent Board of Directors has received the oral opinion of Morgan Stanley & Co. LLC, to be confirmed by the delivery of its written opinion dated July 13, 2022, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, and limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to Parent (it being understood and agreed that such opinion is for the benefit of the Parent Board of Directors and may not be relied upon by the Company).

Section 4.22. Takeover Statutes. The Parent Board of Directors has taken all action necessary to render inapplicable to this Agreement and the Transactions any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Delaware Law or any takeover or anti-takeover provision in the Parent Governing Documents. The Parent has no stockholder rights plan, “poison-pill”, antitakeover plan or similar device in effect to which the Parent or any of its Subsidiaries is subject, party or otherwise bound.

Section 4.23. Related Party Transactions. Except as set forth in Section 4.23 of the Parent Disclosure Letter, there are no Parent Related Party Contracts in effect, nor are there any currently proposed transactions or series of related transactions or Contracts (including Parent Related Party Contracts), that would be required to be disclosed under Item 404 of Regulation S-K that have not been otherwise disclosed in the Parent SEC Documents filed prior to the date hereof.

Section 4.24. Valid Issuance. The Parent Common Stock to be issued as Merger Consideration pursuant to the terms hereof, when issued as provided in and pursuant to the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and (other than restrictions under applicable securities laws, or restrictions created by any Company Shareholder) will be free of restrictions on transfer. There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of the Parent or any of its Subsidiaries. Parent Common Stock constitutes the only class of equity securities of the Parent or its Subsidiaries registered or required to be registered under the Exchange Act.

Section 4.25. Finders and Brokers. Other than Morgan Stanley & Co. LLC, neither Parent nor any Parent Subsidiary has employed or engaged any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission in connection with this Agreement or upon or as a result of the consummation of the Merger.

Section 4.26. Stock Ownership. Expect pursuant to this Agreement, neither Parent nor any Parent Subsidiary owns, or has any options or other rights to acquire, any Company Ordinary Shares or other interests in the Company.

Section 4.27. No Merger Sub Activity. Merger Sub was formed solely for purposes of the Transactions. Since its date of formation, Merger Sub has not engaged in any activities other than in connection with this Agreement and the Transactions.

Section 4.28. No Other Representations. Each of Parent and Merger Sub acknowledges that none of the Company or any of its Representatives makes, and each of Parent and Merger Sub acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty with respect to the Company or any Company Subsidiary or with respect to any other information provided or made available to Parent, Merger Sub or their respective Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their respective Representatives in certain “data rooms” or management presentations in expectation of the Transactions or the accuracy or completeness of any of the foregoing, except in each case for the representations and warranties contained in Article III and the certificate delivered pursuant to Section 7.2(d). Without limiting the generality of the foregoing, each of Parent and Merger Sub acknowledges that, except as may be expressly provided in Article III and the certificate delivered pursuant to Section 7.2(d), no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available, directly or indirectly, to Parent, Merger Sub, any of their respective Representatives or any other Person.

Section 4.29. CFIUS. In the United States, neither Parent nor any Parent Subsidiary produces, designs, tests, manufactures, fabricates, or develops one or more “critical technologies” within the meaning of Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof, other than critical technologies that are eligible, pursuant to the license exception described at 31 C.F.R. § 800.401(e)(6)(ii), for export, reexport, transfer (in-country), or retransfer to a non-government end user located in a country not listed in Country Group D:1, E:1, or E:2 of Supplement No. 1 to 15 C.F.R. Part 740.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

PENDING THE MERGER

Section 5.1. Conduct of Business by the Company Pending the Closing. The Company agrees that between the date hereof and the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, except (a) as set forth in Section 5.1 of the Company Disclosure Letter, (b) as specifically permitted or required by this Agreement, (c) as required by applicable Law, (d) for any actions reasonably and in good faith taken (or failures to take action reasonably and in good faith) in response to COVID-19 or any COVID-19 Measures, or (e) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company (1) shall, and shall cause each Company Subsidiary to, conduct its business in the ordinary course of business in all material respects, (2) shall, and shall cause each Company Subsidiary to, use reasonable best efforts to (x) preserve intact its and their present business organizations, goodwill and ongoing businesses, (y) keep available the services of its and their present officers and other key employees (other than where termination of such services is for cause) and (z) preserve its and their relationships with customers, suppliers, vendors, resellers, licensors, licensees, Governmental Entities, and other Persons, in each case with whom the Company and the Company Subsidiaries have material business relations; and (3) shall not, and shall cause each Company Subsidiary not to, directly or indirectly:

(i) amend, modify, waive, rescind, change or otherwise restate the Company’s or any Company Subsidiary’s articles of association, certificate of incorporation, bylaws or equivalent organizational documents;

(ii) authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares or other equity interests (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary) (other than dividends or distributions made by any wholly owned Company Subsidiary to the Company or any wholly owned Company Subsidiary), or enter into any agreement or arrangement with respect to voting or registration, or file any registration statement with the SEC with respect to any, of its share capital or other equity interests or securities;

(iii) split, combine, subdivide, reduce or reclassify any of its share capital or other equity interests, or redeem, purchase or otherwise acquire any of its share capital or other equity interests, or issue or authorize the issuance of any of its share capital or other equity interests or any other securities in respect of, in lieu of or in substitution for, its share capital or other equity interests, except for (A) the acceptance of Company Ordinary Shares as payment of the exercise price of Company Options or for withholding Taxes in respect of Company Equity Awards or (B) any such transaction involving only wholly owned Company Subsidiaries;

(iv) issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares, voting securities or other equity interest in the Company or any Company Subsidiary or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any “phantom” shares, “phantom” share rights, share appreciation rights or share based performance units or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested Company Equity Award under any existing Company Equity Plan (except as otherwise provided by the express terms of any Company Equity Award), other than (A) issuances of Company Class A Shares upon conversion of Company Class B Shares, issuances of Company Ordinary Shares in respect of any exercise of Company Options outstanding on the date hereof or the vesting or settlement of Company Equity Awards outstanding on the date hereof, in all cases in accordance with their respective terms as of the date hereof, (B) sales of Company Ordinary Shares pursuant to the exercise of Company Options if necessary to effectuate an optionee direction upon exercise or pursuant to the settlement of Company Equity Awards in order to satisfy Tax withholding obligations, or (C) transactions solely between the Company and a wholly owned Company Subsidiary or solely between wholly owned Company Subsidiaries;

(v) except as required by any Company Benefit Plan as in existence as of the date hereof or entered into in accordance with the terms of this Agreement, and except in the ordinary course of business, (A) increase the compensation or benefits payable or to become payable to current Service Providers in an amount in excess of a percentage, set forth in the Company Disclosure Letter, of the aggregate cost of such compensation and benefits in effect as of the date hereof, (B) grant to its current or former Service Providers any material increase in severance or termination pay, (C) pay or award, or commit to pay or award, any bonuses, retention or incentive compensation, other than sales commissions, to any of its current or former Service Providers other than in connection with annual or periodic performance review, (D) establish, adopt, enter into, amend or terminate any Collective Bargaining Agreement or Company Benefit Plan except for any amendments to health and welfare plans in the ordinary course of business consistent with past practice that do not contravene the other covenants set forth in this clause (v) or materially increase the cost to the Company of maintaining such Company Benefit Plan or the benefits provided thereunder, (E) take any action to materially amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan, (F) terminate the employment of any employee at the level of vice president or above, other than for cause or failure to meet performance or evaluation targets, (G) hire any new employees, except for non-officer employees below the vice president level, other than in order to replace such employees who ceased to be employed and recruitment as part of existing expansion or growth plans, or (H) provide any funding for any rabbi trust or similar arrangement;

(vi) acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any entity, business or assets that constitute a business or division of any Person, or all or substantially all of the assets of any Person, or otherwise engage in any mergers, consolidations or business combinations, except for (A) transactions solely between the Company and a wholly owned Company Subsidiary or solely between wholly owned Company Subsidiaries or (B) acquisitions of supplies or equipment in the ordinary course of business consistent with past practice;

(vii) liquidate (completely or partially), dissolve, restructure, recapitalize or effect any other reorganization (including any restructuring, recapitalization or reorganization between or among any of the Company and/or the Company Subsidiaries), or adopt any plan or resolution providing for any of the foregoing;

(viii) make any loans, advances or capital contributions to, or investments (other than within the amount permitted under clause (vi) above) in, any other Person, except for (A) loans solely among the Company and its wholly owned Company Subsidiaries or solely among the Company’s wholly owned Company Subsidiaries, (B) advances for reimbursable employee expenses in the ordinary course of business, and (C) credit to customers or advancement of expenses to suppliers;

(ix) sell, lease, license (other than sales and non-exclusive licenses in the ordinary course of business), assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Company Permitted Liens), any of its material properties, rights or assets, except (A) dispositions of obsolete or worthless equipment, (B) Liens to financial institutions or banks in connection with ongoing services over assets or properties that are not material to the Company and its Subsidiaries, taken as a whole and (B) pursuant to transactions solely among the Company and its wholly owned Company Subsidiaries or solely among wholly owned Company Subsidiaries;

(x) act, or fail to act, in each case in any manner that would reasonably be expected to result in any loss, lapse, abandonment, invalidity or unenforceability of any material Company Intellectual Property Rights;

(xi) assign, transfer, or dispose of any material Company Intellectual Property Rights;

(xii) enter into or become bound by, or amend, modify, terminate or waive any material Contract related to the acquisition or disposition or granting of any license with respect to material Intellectual Property or material Intellectual Property Rights of any Person, or otherwise encumber any Intellectual Property or Intellectual Property Rights, other than in the ordinary course of business with respect to non-exclusive licenses;

(xiii) (A) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract, or (B) (1) modify, amend, extend or voluntarily terminate (other than non-renewals occurring in the ordinary course of business consistent with past practice) any Material Contract or (2) waive, release or assign any rights or claims thereunder, in the case of clause (A) and (B), other than in the ordinary course of business, or (C) modify or amend, in any material respect any employment agreement (other than for actions permitted under clause (v) above);

(xiv) make any capital expenditure or expenditures, enter into agreements or arrangements providing for capital expenditure or expenditures or otherwise commit to do so;

(xv) commence (other than any collection action in the ordinary course of business consistent with past practice), waive, release, assign, compromise or settle any litigation, investigation or proceeding (for the avoidance of doubt, including with respect to matters in which the Company or any Company Subsidiary is a plaintiff, or in which any of their officers or directors in their capacities as such are parties), other than the compromise or settlement of any litigation or proceeding that involves only the payment of monetary damages not in excess of the amounts set forth in the Company Disclosure Letter;

(xvi) make any material change in financial accounting policies or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or applicable Law;

(xvii) make, change or revoke any material Tax election, adopt or change any Tax accounting period or material method of Tax accounting, materially amend any material Tax Return, settle or compromise any material liability for Taxes or any Tax audit, claim or other proceeding relating to a material amount of Taxes unless the settlement does not involve imposition of a material liability or restriction on the Company, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law);

(xviii) redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, hedges, forward contracts and option agreements), or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any Indebtedness solely among the Company and its wholly owned Company Subsidiaries or solely among wholly owned Company Subsidiaries and (B) Indebtedness in an aggregate principal amount outstanding at any time incurred by the Company or any of the Company Subsidiaries that does not exceed such amount set forth in the Company Disclosure Letter, and (C) derivative financial instruments or arrangements in the ordinary course of business consistent with past practices and not for speculative purposes;

(xix) enter into any Related Party Contract or Collective Bargaining Agreement;

(xx) adopt or otherwise implement any stockholder rights plan, “poison-pill” or other comparable agreement;

(xxi) subject to Section 6.2, take or cause to be taken any action that would reasonably be expected to materially delay, impede or prevent the consummation of the Transactions on or before the Outside Date;

(xxii) cancel or fail to use commercially reasonable efforts to replace or renew any material insurance policies;

(xxiii) enter into a new line of business outside of the existing business of the Company and the Company Subsidiaries, taken as a whole, where such new line of business would be material to the Company and the Company Subsidiaries, taken as a whole;

(xxiv) take any action, or knowingly fail to take any action, which action or failure to act could or could reasonably be expected to prevent or impede the Merger from qualifying for the Intended U.S. Tax Treatment;

(xxv) take any action, or knowingly fail to take any action, which action or failure to act could or could reasonably be expected to result in non-compliance with or a breach by the Company or a Company Subsidiary of the Spin-Off Tax Ruling;

(xxvi) take any action, or knowingly fail to take any action, which would result in the Company or any of the Company Subsidiaries claiming a capital loss with respect to any aspect of the transaction entered into with Thoma Bravo Advantage on March 20, 2021; or

(xxvii) agree or authorize, in writing or otherwise, to take any of the foregoing actions.

Section 5.2. Conduct of Business by Parent Pending the Closing. Parent agrees that between the date hereof and the earlier of the date of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, except (a) as set forth in Section 5.2 of the Parent Disclosure Letter, (b) as specifically permitted or required by this Agreement, (c) as required by applicable Law, (d) for any actions reasonably and in good faith taken (or failures to take action reasonably and in good faith) in response to COVID-19 or any COVID-19 Measures, or (e) as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), Parent (1) shall, and shall cause each Parent Subsidiary to, conduct its business in the ordinary course of business in all material respects, (2) shall, and shall cause each Parent Subsidiary to, use reasonable best efforts to (x) preserve intact its and their present business organizations, goodwill and ongoing businesses, (y) keep available the services of its and their present officers and other key employees (other than where termination of such services is for cause) and (z) preserve its and their relationships with customers, suppliers, vendors, resellers, licensors, licensees, Governmental Entities, and other Persons, in each case with whom the Parent and the Parent Subsidiaries have material business relations; and (3) shall not, and shall cause each Parent Subsidiary not to, directly or indirectly

(i) amend, modify, waive, rescind, change or otherwise restate the Parent’s or any Parent Subsidiary’s certificate of incorporation, bylaws or equivalent organizational documents;

(ii) authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares or other equity interests (whether in cash, assets, shares or other securities of the Parent or any Parent Subsidiary) (other than dividends or distributions made by any wholly owned Parent Subsidiary to the Parent or any wholly owned Parent Subsidiary), or enter into any agreement or arrangement with respect to voting or registration, or file any registration statement with the SEC with respect to any, of its share capital or other equity interests or securities;

(iii) split, combine, subdivide, reduce or reclassify any of its share capital or other equity interests, or redeem, purchase or otherwise acquire any of its share capital or other equity interests, or issue or authorize the issuance of any of its share capital or other equity interests or any other securities in respect of, in lieu of or in substitution for, its share capital or other equity interests, except for (A) the acceptance of Parent Common Stock as payment of the exercise price of Parent stock options or for withholding Taxes in respect of Parent stock option or restricted stock units or (B) any such transaction involving only wholly owned Parent Subsidiaries;

(iv) issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares, voting securities or other equity interest in the Parent or any Parent Subsidiary, including for the avoidance of doubt, issuance of Parent Preferred Stock (to ensure obtainment of Dual Listing Permit, to the extent it becomes needed), or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any “phantom” shares, “phantom” share rights, share appreciation rights or share based performance units or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested Parent stock option or restricted stock unit under any existing Parent Equity Plan (except as otherwise provided by the express terms of any Parent equity award), other than (A) issuances of Parent Common Stock in respect of any exercise of Parent stock options outstanding on the date hereof or the vesting or settlement of Parent stock options or restricted stock units outstanding on the date hereof, in all cases in accordance with their respective terms as of the date hereof, (B) sales of Parent Common Stock pursuant to the exercise of Parent stock options if necessary to effectuate an optionee direction upon exercise or pursuant to the settlement of Parent stock options or restricted stock units in order to satisfy Tax withholding obligations, or (C) transactions solely between the Parent and a wholly owned Parent Subsidiary or solely between wholly owned Parent Subsidiaries;

(v) except as required by any Parent Benefit Plan as in existence as of the date hereof or entered into in accordance with the terms of this Agreement, and except in the ordinary course of business, (A) increase the compensation or benefits payable or to become payable to current Parent Service Providers in an amount in excess of a percentage, set forth in the Parent Disclosure Letter, of the aggregate cost of such compensation and benefits in effect as of the date hereof, (B) grant to its current or former Parent Service Providers any material increase in severance or termination pay, (C) pay or award, or commit to pay or award, any bonuses, retention or incentive compensation, other than sales commissions, to any of its current or former Parent Service Providers other than in connection with annual or periodic performance review, (D) establish, adopt, enter into, amend or terminate any Collective Bargaining Agreement or Parent Benefit Plan except for any amendments to health and welfare plans in the ordinary course of business consistent with past practice that do not contravene the other covenants set forth in this clause (v) or materially increase the cost to the Parent of maintaining such Parent Benefit Plan or the benefits provided thereunder, (E) take any action to materially amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Parent Benefit Plan, (F) terminate the employment of any employee at the level of vice president or above, other than for cause or failure to meet performance or evaluation targets, (G) hire any new employees, except for non-officer employees below the vice president level, other than in order to replace such employees who ceased to be employed and recruitment as part of existing expansion or growth plans, or (H) provide any funding for any rabbi trust or similar arrangement;

(vi) acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any entity, business or assets that constitute a business or division of any Person, or all or substantially all of the assets of any Person, or otherwise engage in any mergers, consolidations or business combinations, except for (A) transactions solely between the Parent and a wholly owned Parent Subsidiary or solely between wholly owned Parent Subsidiaries or (B) acquisitions of supplies or equipment in the ordinary course of business consistent with past practice;

(vii) liquidate (completely or partially), dissolve, restructure, recapitalize or effect any other reorganization (including any restructuring, recapitalization or reorganization between or among any of the Parent and/or the Parent Subsidiaries), or adopt any plan or resolution providing for any of the foregoing;

(viii) make any loans, advances or capital contributions to, or investments (other than within the amount permitted under clause Section 5.2(vi) above) in, any other Person, except for (A) loans solely among the Parent and its wholly owned Parent Subsidiaries or solely among the Parent’s wholly owned Parent Subsidiaries, (B) advances for reimbursable employee expenses in the ordinary course of business, and (C) credit to customers or advancement of expenses to suppliers;

(ix) sell, lease, license (other than sales and non-exclusive licenses in the ordinary course of business), assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Parent Permitted Liens), any of its material properties, rights or assets, except (A) dispositions of obsolete or worthless equipment, (B) Liens to financial institutions or banks in connection with ongoing services over assets or properties that are not material to the Parent and its Subsidiaries, taken as a whole and (B) pursuant to transactions solely among the Parent and its wholly owned Parent Subsidiaries or solely among wholly owned Parent Subsidiaries;

(x) act, or fail to act, in each case in any manner that would reasonably be expected to result in any loss, lapse, abandonment, invalidity or unenforceability of any material Parent Intellectual Property Rights;

(xi) assign, transfer, or dispose of any material Parent Intellectual Property Rights;

(xii) enter into or become bound by, or amend, modify, terminate or waive any material Contract related to the acquisition or disposition or granting of any license with respect to material Intellectual Property or material Intellectual Property Rights of any Person, or otherwise encumber any Intellectual Property or Intellectual Property Rights, other than in the ordinary course of business with respect to non-exclusive licenses;

(xiii) (A) enter into any Contract that would, if entered into prior to the date hereof, be a Parent Material Contract, or (B) (1) modify, amend, extend or voluntarily terminate (other than non-renewals occurring in the ordinary course of business consistent with past practice) any Parent Material Contract or (2) waive, release or assign any rights or claims thereunder, in the case of clause (A) and (B), other than in the ordinary course of business, or (C) modify or amend, in any material respect, any employment agreement (other than for actions permitted under clause (v) above);

(xiv) make any capital expenditure or expenditures, enter into agreements or arrangements providing for capital expenditure or expenditures or otherwise commit to do so;

(xv) commence (other than any collection action in the ordinary course of business consistent with past practice), waive, release, assign, compromise or settle any litigation, investigation or proceeding (for the avoidance of doubt, including with respect to matters in which the Parent or any Parent Subsidiary is a plaintiff, or in which any of their officers or directors in their capacities as such are parties), other than the compromise or settlement of any litigation or proceeding that involves only the payment of monetary damages not in excess of the amounts set forth in the Parent Disclosure Letter;

(xvi) make any material change in financial accounting policies or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or applicable Law;

(xvii) make, change or revoke any material Tax election, adopt or change any Tax accounting period or material method of Tax accounting, materially amend any material Tax Return, settle or compromise any material liability for Taxes or any Tax audit, claim or other proceeding relating to a material amount of Taxes unless the settlement does not involve imposition of a material liability or restriction on the Parent, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law);

(xviii) redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, hedges, forward contracts and option agreements), or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any Indebtedness solely among the Parent and its wholly owned Parent Subsidiaries or solely among wholly owned Parent Subsidiaries and (B) Indebtedness in an aggregate principal amount outstanding at any time incurred by the Parent or any of the Parent Subsidiaries that does not exceed such amount as listed the Parent Disclosure Letter, and (C) derivative financial instruments or arrangements in the ordinary course of business consistent with past practices and not for speculative purposes;

(xix) enter into any Parent Related Party Contract or Collective Bargaining Agreement;

(xx) adopt or otherwise implement any stockholder rights plan, “poison-pill” or other comparable agreement;

(xxi) subject to Section 6.2, take or cause to be taken any action that would reasonably be expected to materially delay, impede or prevent the consummation of the Transactions on or before the Outside Date;

(xxii) cancel or fail to use commercially reasonable efforts to replace or renew any material insurance policies;

(xxiii) enter into a new line of business outside of the existing business of the Parent and the Parent Subsidiaries, taken as a whole, where such new line of business would be material to the Parent and the Parent Subsidiaries, taken as a whole;

(xxiv) take any action, or knowingly fail to take any action, which action or failure to act could or could reasonably be expected to prevent or impede the Merger from qualifying for the Intended U.S. Tax Treatment;

(xxv) except pursuant to this Agreement, acquire, own, or have any options or other rights to acquire, any Company Ordinary Shares or other equity interests in the Company; or

(xxvi) agree or authorize, in writing or otherwise, to take any of the foregoing actions.

Section 5.3. No Solicitation by the Company.

(a) From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, the Company agrees that it shall not, and it shall cause the Company’s controlled affiliates and its and their respective directors, officers and employees not to, and the Company shall instruct its and its controlled affiliates’ respective other Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or facilitate (including by way of providing non-public information) any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer, which constitutes or would reasonably be expected to lead to a Company Acquisition Proposal (provided that, if the Company receives, prior to the Company Shareholder Approval being obtained, a bona fide written Company Acquisition Proposal that did not result from a breach of this Section 5.3, the Company may contact the person who has made such Company Acquisition Proposal solely for purposes of requesting a clarification of any ambiguous terms and conditions thereof (and not for purposes of negotiating or engaging in any discussions regarding or relating thereto) so that the Company may inform itself about such Company Acquisition Proposal); (ii) participate in any negotiations regarding, or furnish to any person any non-public information relating to, the Company or any Company Subsidiary in connection with an actual or potential Company Acquisition Proposal; (iii) adopt, approve, endorse or recommend, or propose to adopt, approve, endorse or recommend, any Company Acquisition Proposal; (iv) withdraw, change, amend, modify or qualify, or propose to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation; (v) if a Company Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Company Acquisition Proposal within ten (10) Business Days after the public disclosure of such Company Acquisition Proposal (or subsequently withdraw, change, amend, modify or qualify, in a manner adverse to Parent, such rejection of such Company Acquisition Proposal) and reaffirm the Company Board Recommendation within such ten (10) Business Day period (or, if earlier, by the second (2nd) Business Day prior to the Company Shareholders Meeting); (vi) fail to include the Company Board Recommendation in the Joint Proxy Statement; (vii) approve, or authorize, or cause the Company or any Company Subsidiary to enter into, any merger agreement, acquisition agreement, letter of intent, memorandum of understanding, agreement in principal, option agreement, joint venture agreement, partnership agreement or similar agreement or document providing for, any Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 5.3) (a “Company Acquisition Agreement”); (viii) call or convene a general meeting of the Company Shareholders to consider a proposal that would reasonably be expected to materially impair, prevent or delay the consummation of the Transactions or (ix) resolve or agree to do any of the foregoing (any act described in clauses (iii), (iv), (v), (vi), (vii), (viii) and/or (ix), a “Company Change of Recommendation”). The Company shall, and it shall cause the Company’s controlled affiliates and its and their respective directors, officers and employees to, and the Company shall instruct its and its controlled affiliates’ respective other Representatives to, immediately cease any solicitation, encouragement, discussions or negotiations with any persons (or provision of any non-public information to any persons) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal. Promptly after the date hereof (and in any event within two (2) Business Days following the date hereof), the Company shall (A) request in writing that each person that has heretofore executed a confidentiality agreement in connection with its consideration of an acquisition of the Company or any portion thereof within the six months prior to the date hereof (the “Company Outstanding Confidentiality Agreements”) promptly destroy or return to the Company all nonpublic information heretofore furnished by the Company or any of its Representatives to such person or any of its Representatives in accordance with the terms of such Company Outstanding Confidentiality Agreement and (B) terminate access to any physical or electronic data rooms relating to an acquisition of the Company or any portion thereof by such person and its Representatives. The Company shall enforce, and not waive, terminate or modify without Parent’s prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreement; provided that, if the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel that the failure to waive a particular standstill provision would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Israeli Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Company Board of Directors may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law), the Company may, with prior written notice to Parent, waive such standstill solely to the extent necessary to permit the applicable person (if it has not been solicited in violation of this Section 5.3) to make, on a confidential basis to the Company Board of Directors, a Company Acquisition Proposal, conditioned upon such person agreeing to disclosure of such Company Acquisition Proposal to Parent, in each case as contemplated by this Section 5.3. For purposes of this Section 5.3, the term “person” means any Person or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Parent Subsidiary or any of their Representatives. For the avoidance of doubt, any violation of the restrictions set forth in this Section 5.3 by any of the Company’s affiliates or any of their respective Representatives shall be a breach of this Section 5.3 by the Company.

(b) Notwithstanding the limitations set forth in Section 5.3(a), if the Company receives, prior to the Company Shareholder Approval being obtained, an unsolicited, bona fide, written Company Acquisition Proposal that did not result from a breach of this Section 5.3, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors (i) constitutes a Company Superior Proposal or (ii) would reasonably be expected to result in a Company Superior Proposal and, in each case, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Israeli Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Company Board of Directors may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law), then the Company may take the following actions: (x) furnish nonpublic information with respect to the Company and its Subsidiaries to the person making such Company Acquisition Proposal, if, and only if, prior to so furnishing such information, the Company receives from such person an executed Acceptable Confidentiality Agreement and the Company also provides Parent, prior to or substantially concurrently with the time such information is provided or made available to such person, any nonpublic information furnished to such other person that was not previously furnished to Parent (other than information that applicable Laws prohibit from being provided to Parent, in which case, to the extent permissible, the Company shall inform Parent that such information has been made available to such person and that under applicable Laws such information is prohibited from being provided to Parent (provided, however, that the Company shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure of such information not in violation of and solely if permitted under such Law)), and (y) engage in discussions or negotiations with such person with respect to such Company Acquisition Proposal.

(c) The Company shall promptly (and in any event within forty-eight (48) hours) notify Parent of the Company’s or any of its affiliates or its or their respective Representatives’ receipt of any Company Acquisition Proposal, any proposals or inquiries that would reasonably be expected to lead to a Company Acquisition Proposal, or any inquiry or request for nonpublic information relating to the Company or any Company Subsidiary by any person who has made or would reasonably be expected to make any Company Acquisition Proposal. Such notice shall indicate the identity of the person making the Company Acquisition Proposal, inquiry or request, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request, including unredacted copies of all written requests, proposals or offers, including proposed agreements received by the Company or, if such Company Acquisition Proposal is not in writing, a reasonably detailed written description of the material terms and conditions thereof. Without limiting the Company’s other obligations under this Section 5.3, the Company shall keep Parent reasonably informed on a prompt and timely basis (and in any event within forty-eight (48) hours) of the status and material terms (including any amendments or proposed amendments to such material terms) of any such Company Acquisition Proposal or proposals or inquiries that would reasonably be expected to lead to a Company Acquisition Proposal and keep Parent reasonably informed on a prompt and timely basis (and in any event within forty-eight (48) hours) as to the nature of any information requested of the Company with respect thereto and promptly (and in any event within forty-eight (48) hours) provide to Parent copies of all written materials received or, if such information or communication is not in writing, a reasonably detailed written description of the material contents thereof. Without limiting the Company’s other obligations under this Section 5.3, the Company shall promptly (and in any event within forty-eight (48) hours) provide to Parent any material nonpublic information concerning the Company provided to any other person in connection with any Company Acquisition Proposal that was not previously provided to Parent (other than information that applicable Laws prohibit from being provided to Parent, in which case, to the extent permissible, the Company shall inform Parent that such information has been made available to such person and that under applicable Laws such information is prohibited from being provided to Parent (provided, however, that the Company shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure of such information not in violation of and solely if permitted under such Law)). Without limiting the foregoing, the Company shall promptly (and in any event within twenty-four (24) hours after such determination) inform Parent in writing if the Company determines to begin providing information or to engage in discussions or negotiations concerning a Company Acquisition Proposal pursuant to Section 5.3(b). The Company agrees that it will not, directly or indirectly, enter into any agreement with any person which directly or indirectly prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.3.

(d) Notwithstanding anything in this Section 5.3 to the contrary, but subject to Section 5.3(e), at any time prior to the Company Shareholder Approval being obtained, the Company Board of Directors may (i) make a Company Change of Recommendation (only of the type contemplated by Section 5.3(a)(iv) or Section 5.3(a)(vi)) in response to a Company Intervening Event if the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal counsel and financial advisors that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Israeli Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Company Board of Directors may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law) or (ii) make a Company Change of Recommendation and cause the Company to terminate this Agreement pursuant to and in accordance with Section 8.1(c)(iii) in order to enter into a Company Acquisition Agreement providing for an unsolicited Company Acquisition Proposal received after the date of this Agreement (which did not result from a breach of this Section 5.3 and such Company Acquisition Proposal is not withdrawn) if the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors that such Company Acquisition Proposal constitutes a Company Superior Proposal, but only if the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal counsel and financial advisors that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Israeli Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Company Board of Directors may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law); provided that notwithstanding anything to the contrary herein, neither the Company nor any Company Subsidiary shall enter into any Company Acquisition Agreement unless this Agreement has been validly terminated in accordance with Section 8.1.

(e) Prior to the Company taking any action permitted (i) under Section 5.3(d)(i), the Company shall provide Parent with four (4) Business Days’ prior written notice advising Parent that the Company Board of Directors intends to effect a Company Change of Recommendation and specifying, in reasonable detail, the reasons therefor, and during such four (4) Business Day period, the Company shall cause its Representatives (including its executive officers) to negotiate in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Company Change of Recommendation and at the end of such four (4) Business Day period the Company Board of Directors again makes the determination under Section 5.3(d)(i) (after in good faith taking into account any amendments proposed by Parent), or (ii) under Section 5.3(d)(ii), the Company shall provide Parent with four (4) Business Days’ prior written notice advising Parent that the Company Board of Directors intends to take such action and specifying the material terms and conditions of the Company Acquisition Proposal, including a copy of any proposed definitive documentation, and during such four (4) Business Day period, the Company shall cause its Representatives (including its executive officers) to negotiate in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement such that such Company Acquisition Proposal would no longer constitute a Company Superior Proposal and at the end of such four (4) Business Day period the Company Board of Directors again makes the determination under Section 5.3(d)(ii) (after in good faith taking into account the amendments proposed by Parent). With respect to Section 5.3(e)(ii), if there are any material amendments, revisions or changes to the terms of any such Company Acquisition Proposal (including any revision to the amount, form or mix of consideration the Company Shareholders would receive as a result of the Company Acquisition Proposal), the Company shall notify Parent of each such amendment, revision or change in compliance with Section 5.3(c) and the applicable four (4) Business Day period shall be extended until at least three (3) Business Days after the time that Parent receives notification from the Company of each such amendment, revision or change, and the Company Board of Directors shall not take any such action permitted under Section 5.3(d)(ii) prior to the end of any such period as so extended in accordance with the terms of this Section 5.3(e); and (iii) in each of (i) and (ii), the Company shall be entitled to postpone the Company Shareholders Meeting as required in order to meet the time period reflected herein.

(f) Nothing in this Agreement shall prohibit the Company or the Company Board of Directors from (i) disclosing to the Company Shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to the Company Shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) making any disclosure to the Company Shareholders required by applicable Law or stock exchange rule or listing agreement, which actions, in the case of clauses (i)-(iii), shall not constitute or be deemed to constitute a Company Change of Recommendation so long as any such disclosure (x) includes an express reaffirmation of the Company Board Recommendation, without any amendment, withdrawal, alteration, modification or qualification thereof and (y) does not include any statement that constitutes, and does not otherwise constitute, a Company Change of Recommendation. For the avoidance of doubt, this Section 5.3(f) shall not permit the Company Board of Directors to make (or otherwise modify the definition of) a Company Change of Recommendation except to the extent expressly permitted by Section 5.3(d) and Section 5.3(e).

Section 5.4. No Solicitation by Parent.

(a) From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, Parent agrees that it shall not, and it shall cause Parent’s controlled affiliates and its and their respective directors, officers and employees not to, and Parent shall instruct its and its controlled affiliates’ respective other Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or facilitate (including by way of providing non-public information) any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer, which constitutes or would reasonably be expected to lead to a Parent Acquisition Proposal (provided that, if Parent receives, prior to the Parent Stockholder Approval being obtained, a bona fide written Parent Acquisition Proposal that did not result from a breach of this Section 5.4, Parent may contact the person who has made such Parent Acquisition Proposal solely for purposes of requesting a clarification of any ambiguous terms and conditions thereof (and not for purposes of negotiating or engaging in any discussions regarding or relating thereto) so that Parent may inform itself about such Parent Acquisition Proposal); (ii) participate in any negotiations regarding, or furnish to any person any non-public information relating to, Parent or any Parent Subsidiary in connection with an actual or potential Parent Acquisition Proposal; (iii) adopt, approve, endorse or recommend, or propose to adopt, approve, endorse or recommend, any Parent Acquisition Proposal; (iv) withdraw, change, amend, modify or qualify, or propose to withdraw, change, amend, modify or qualify, in a manner adverse to the Company, the Parent Board Recommendation; (v) if a Parent Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Parent Acquisition Proposal within ten (10) Business Days after the public disclosure of such Parent Acquisition Proposal (or subsequently withdraw, change, amend, modify or qualify, in a manner adverse to the Company, such rejection of such Parent Acquisition Proposal) and reaffirm the Parent Board Recommendation within such ten (10) Business Day period (or, if earlier, by the second (2nd) Business Day prior to the Parent Stockholders Meeting); (vi) fail to include the Parent Board Recommendation in the Joint Proxy Statement; (vii) approve, or authorize, or cause Parent or any Parent Subsidiary to enter into, any merger agreement, acquisition agreement, letter of intent, memorandum of understanding, agreement in principal, option agreement, joint venture agreement, partnership agreement or similar agreement or document providing for, any Parent Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 5.4) (a “Parent Acquisition Agreement”); (viii) call or convene a general meeting of the stockholders of Parent to consider a proposal that would reasonably be expected to materially impair, prevent or delay the consummation of the Transactions or (ix) resolve or agree to do any of the foregoing (any act described in clauses (iii), (iv), (v), (vi), (vii), (viii) and/or (ix), a “Parent Change of Recommendation”). Parent shall, and it shall cause Parent’s controlled affiliates and its and their respective directors, officers and employees to, and Parent shall instruct its and its controlled affiliates’ respective other Representatives to, immediately cease any solicitation, encouragement, discussions or negotiations with any persons (or provision of any non-public information to any persons) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Acquisition Proposal. Promptly after the date hereof (and in any event within two (2) Business Days following the date hereof), Parent shall (A) request in writing that each person that has heretofore executed a confidentiality agreement in connection with its consideration of an acquisition of Parent or any portion thereof within the six months prior to the date hereof (the “Parent Outstanding Confidentiality Agreements”) promptly destroy or return to Parent all nonpublic information heretofore furnished by Parent or any of its Representatives to such person or any of its Representatives in accordance with the terms of such Parent Outstanding Confidentiality Agreements and (B) terminate access to any physical or electronic data rooms relating to an acquisition of Parent or any portion thereof by such person and its Representatives. Parent shall enforce, and not waive, terminate or modify without the Company’s prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreement; provided that, if the Parent Board of Directors determines in good faith after consultation with Parent’s outside legal counsel that the failure to waive a particular standstill provision would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Delaware Law, Parent may, with prior written notice to the Company, waive such standstill solely to the extent necessary to permit the applicable person (if it has not been solicited in violation of this Section 5.4) to make, on a confidential basis to the Parent Board of Directors, a Parent Acquisition Proposal, conditioned upon such person agreeing to disclosure of such Parent Acquisition Proposal to the Company, in each case as contemplated by this Section 5.4. For purposes of this Section 5.4, the term “person” means any Person or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to Parent, the Company or any Company Subsidiary or any of their Representatives. For the avoidance of doubt, any violation of the restrictions set forth in this Section 5.4 by any of Parent’s affiliates or any of their respective Representatives shall be a breach of this Section 5.4 by Parent.

(b) Notwithstanding the limitations set forth in Section 5.4(a), if Parent receives, prior to the Parent Stockholder Approval being obtained, an unsolicited, bona fide, written Parent Acquisition Proposal that did not result from a breach of this Section 5.4, which the Parent Board of Directors determines in good faith after consultation with Parent’s outside legal counsel and financial advisors (i) constitutes a Parent Superior Proposal or (ii) would reasonably be expected to result in a Parent Superior Proposal and, in each case, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Delaware Law, then Parent may take the following actions: (x) furnish nonpublic information with respect to Parent and its Subsidiaries to the person making such Parent Acquisition Proposal, if, and only if, prior to so furnishing such information, Parent receives from such person an executed Acceptable Confidentiality Agreement and Parent also provides the Company, prior to or substantially concurrently with the time such information is provided or made available to such person, any nonpublic information furnished to such other person that was not previously furnished to the Company (other than information that applicable Laws prohibit from being provided to the Company, in which case, to the extent permissible, Parent shall inform the Company that such information has been made available to such person and that under applicable Laws such information is prohibited from being provided to the Company (provided, however, that Parent shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure of such information not in violation of and solely if permitted under such Law)), and (y) engage in discussions or negotiations with such person with respect to such Parent Acquisition Proposal.

(c) Parent shall promptly (and in any event within forty-eight (48) hours) notify the Company of Parent’s or any of its affiliates or its or their respective Representatives’ receipt of any Parent Acquisition Proposal, any proposals or inquiries that would reasonably be expected to lead to a Parent Acquisition Proposal, or any inquiry or request for nonpublic information relating to Parent or any Parent Subsidiary by any person who has made or would reasonably be expected to make any Parent Acquisition Proposal. Such notice shall indicate the identity of the person making the Parent Acquisition Proposal, inquiry or request, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request, including unredacted copies of all written requests, proposals or offers, including proposed agreements received by Parent or, if such Parent Acquisition Proposal is not in writing, a reasonably detailed written description of the material terms and conditions thereof. Without limiting Parent’s other obligations under this Section 5.4, Parent shall keep the Company reasonably informed on a prompt and timely basis (and in any event within forty-eight (48) hours) of the status and material terms (including any amendments or proposed amendments to such material terms) of any such Parent Acquisition Proposal or proposals or inquiries that would reasonably be expected to lead to a Parent Acquisition Proposal and keep the Company reasonably informed on a prompt and timely basis (and in any event within forty-eight (48) hours) as to the nature of any information requested of Parent with respect thereto and promptly (and in any event within forty-eight (48) hours) provide to the Company copies of all written materials received or, if such information or communication is not in writing, a reasonably detailed written description of the material contents thereof. Without limiting Parent’s other obligations under this Section 5.4, Parent shall promptly (and in any event within forty-eight (48) hours) provide to the Company any material nonpublic information concerning Parent provided to any other person in connection with any Parent Acquisition Proposal that was not previously provided to the Company (other than information that applicable Laws prohibit from being provided to the Company, in which case, to the extent permissible, Parent shall inform the Company that such information has been made available to such person and that under applicable Laws such information is prohibited from being provided to the Company (provided, however, that Parent shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure of such information not in violation of and solely if permitted under such Law)). Without limiting the foregoing, Parent shall promptly (and in any event within twenty-four (24) hours after such determination) inform the Company in writing if Parent determines to begin providing information or to engage in discussions or negotiations concerning a Parent Acquisition Proposal pursuant to Section 5.4(b). Parent agrees that it will not, directly or indirectly, enter into any agreement with any person which directly or indirectly prohibits Parent from providing any information to the Company in accordance with, or otherwise complying with, this Section 5.4.

(d) Notwithstanding anything in this Section 5.4 to the contrary, but subject to Section 5.4(e), at any time prior to the Parent Shareholder Approval being obtained, the Parent Board of Directors may (i) make a Parent Change of Recommendation (only of the type contemplated by Section 5.4(a)(iv) or Section 5.4(a)(vi)) in response to a Parent Intervening Event if the Parent Board of Directors has determined in good faith after consultation with Parent’s outside legal counsel and financial advisors that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Delaware Law or (ii) make a Parent Change of Recommendation and cause Parent to terminate this Agreement pursuant to and in accordance with Section 8.1(d)(iii) in order to enter into a Parent Acquisition Agreement providing for an unsolicited Parent Acquisition Proposal received after the date of this Agreement (which did not result from a breach of this Section 5.4 and such Parent Acquisition Proposal is not withdrawn) if the Parent Board of Directors determines in good faith after consultation with Parent’s outside legal counsel and financial advisors that such Parent Acquisition Proposal constitutes a Parent Superior Proposal, but only if the Parent Board of Directors has determined in good faith after consultation with Parent’s outside legal counsel and financial advisors that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Delaware Law; provided that notwithstanding anything to the contrary herein, neither Parent nor any Parent Subsidiary shall enter into any Parent Acquisition Agreement unless this Agreement has been validly terminated in accordance with Section 8.1.

(e) Prior to Parent taking any action permitted (i) under Section 5.4(d)(i), Parent shall provide the Company with four (4) Business Days’ prior written notice advising the Company that the Parent Board of Directors intends to effect a Parent Change of Recommendation and specifying, in reasonable detail, the reasons therefor, and during such four (4) Business Day period, Parent shall cause its Representatives (including its executive officers) to negotiate in good faith (to the extent the Company desires to negotiate) any proposal by the Company to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Parent Change of Recommendation and at the end of such four (4) Business Day period the Parent Board of Directors again makes the determination under Section 5.4(d)(i) (after in good faith taking into account any amendments proposed by the Company) or (ii) under Section 5.4(d)(ii), Parent shall provide the Company with four (4) Business Days’ prior written notice advising the Company that the Parent Board of Directors intends to take such action and specifying the material terms and conditions of the Parent Acquisition Proposal, including a copy of any proposed definitive documentation, and during such four (4) Business Day period, Parent shall cause its Representatives (including its executive officers) to negotiate in good faith (to the extent the Company desires to negotiate) any proposal by the Company to amend the terms and conditions of this Agreement such that such Parent Acquisition Proposal would no longer constitute a Parent Superior Proposal and at the end of such four (4) Business Day period the Parent Board of Directors again makes the determination under Section 5.4(d)(ii) (after in good faith taking into account the amendments proposed by the Company). With respect to Section 5.4(e)(ii), if there are any material amendments, revisions or changes to the terms of any such Parent Acquisition Proposal (including any revision to the amount, form or mix of consideration the Parent stockholders would receive as a result of the Parent Acquisition Proposal), Parent shall notify the Company of each such amendment, revision or change in compliance with Section 5.4(c) and the applicable four (4) Business Day period shall be extended until at least three (3) Business Days after the time that the Company receives notification from Parent of each such amendment, revision or change, and the Parent Board of Directors shall not take any such action permitted under Section 5.4(d)(ii) prior to the end of any such period as so extended in accordance with the terms of this Section 5.4(e); and (iii) in each of (i) and (ii), Parent shall be entitled to postpone the Parent Stockholders Meeting as required in order to meet the time period reflected herein.

(f) Nothing in this Agreement shall prohibit Parent or the Parent Board of Directors from (i) disclosing to the Parent stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to the Parent stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) making any disclosure to the Parent stockholders required by applicable Law or stock exchange rule or listing agreement, which actions, in the case of clauses (i)-(iii), shall not constitute or be deemed to constitute a Parent Change of Recommendation so long as any such disclosure (x) includes an express reaffirmation of the Parent Board Recommendation, without any amendment, withdrawal, alteration, modification or qualification thereof and (y) does not include any statement that constitutes, and does not otherwise constitute, a Parent Change of Recommendation. For the avoidance of doubt, this Section 5.4(f) shall not permit the Parent Board of Directors to make (or otherwise modify the definition of) a Parent Change of Recommendation except to the extent expressly permitted by Section 5.4(d) and Section 5.4(e).

Section 5.5. Preparation of the Registration Statement and the Joint Proxy Statement; Company Shareholders Meeting and Parent Stockholders Meeting

(a) Parent and the Company will promptly furnish to the other Party such data and information relating to it, its respective Subsidiaries and the holders of its share capital, as the Company or Parent, as applicable, may reasonably request for the purpose of including such data and information in the Registration Statement or the Joint Proxy Statement, and, in each case, any amendments or supplements thereto.

(b) Parent and the Company shall promptly prepare, and Parent shall file with the SEC, a registration statement on Form S-4 (together with any supplements or amendments thereto, the “Registration Statement”) to register the Parent Common Stock to be issued pursuant to the Merger with the SEC as promptly as practicable and in any event no later than 30 days following the date hereof. The Registration Statement shall include a joint proxy statement to be used for the Company Shareholders Meeting and Parent Stockholders Meeting and a prospectus with respect to the issuance of Parent Common Stock pursuant to the Merger (the “Joint Proxy Statement”). The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent shall use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as reasonably practicable, and promptly thereafter Parent and the Company shall mail the Joint Proxy Statement to the Company Shareholders and the stockholders of the Parent. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information, and, without limitation of and in accordance with Section 6.20, Parent and the Company shall jointly prepare promptly any response to such comments or requests, and each of the Company and Parent agrees to permit the other (in each case, to the extent practicable), and their respective outside counsels, to participate in all meetings and conferences with the SEC. Parent shall promptly file such response and any amendments to the Registration Statements with the SEC. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (A) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (B) include in such document or response all comments reasonably and promptly proposed by the other and (C) not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. The foregoing obligations of (x) the Company in clause (C) shall not apply in connection with and to the extent relating to any disclosure regarding a Company Change of Recommendation made in compliance with the terms of Section 5.3, and (y) Parent in clause (C) shall not apply in connection with and to the extent relating to any disclosure regarding a Parent Change of Recommendation made in compliance with the terms of Section 5.4.

(c) Parent and the Company shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Each party shall advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d) If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company and the stockholders of Parent.

(e) The Company shall take all action necessary in accordance with applicable Laws and the Articles of Association to duly give notice of, convene and hold a general meeting of the Company Shareholders, a class meeting of the Company Class A Shares and a class meeting of the Company Class B Shares for the purpose of voting upon the approval of this Agreement and the applicable Transactions (unless explicitly provided otherwise, the Company Shareholders general meeting together with the Company Class A meeting and the Company Class B meeting, as each such meeting may be adjourned or postponed as provided below, are referred collectively herein as the “Company Shareholders Meeting”) as soon as reasonably practicable after the date hereof (but in no event later than forty (40) days following the effectiveness of the Registration Statement), and the Company shall submit to the Company Shareholders, the holders of Company Class A Shares and the holders of Company Class B Shares, as applicable, this Agreement, the Merger and the Transactions (which may include compensation related matters and, if applicable and required by Law, board nomination for Parent Board of Directors) for approval at the Company Shareholders Meeting and shall not submit any other proposal to the Company Shareholders in connection with the Company Shareholders Meeting (other than (i) if initiated and proposed by the Company Board of Directors, any proposal that the Company is required to submit under applicable Law and is directly related or inherent to the Merger and (ii) if initiated by a Company Shareholder to be included, any proposal that the Company is required to submit under applicable Law) without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. The Company shall use its reasonable best efforts to (A) solicit from the Company Shareholders proxies in favor of the approval of this Agreement and the Transactions, including the Merger and (B) take all other action reasonably necessary or advisable to secure the Company Shareholder Approval, including, unless the Company Board of Directors has validly made a Company Change of Recommendation in accordance with Section 5.3, by communicating to the Company’s shareholders the Company Board Recommendation and including the Company Board Recommendation in the Joint Proxy Statement. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone any Company Shareholders Meeting (A) to the extent necessary to ensure that any supplement or amendment to the Joint Proxy Statement that is required to be filed and disseminated under applicable Law is provided to the Company’s shareholders or (B) if, as of the time for which the Company Shareholders Meeting is scheduled, there are insufficient Company Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Shareholders Meeting and (ii) may adjourn or postpone the Company Shareholders Meeting if, as of the time for which the Company Shareholders Meeting is scheduled, the Company reasonably determines in good faith that there are insufficient Company Ordinary Shares represented (either in person or by proxy) to obtain the Company Shareholder Approval; provided, however, that unless otherwise agreed to by the parties, the Company Shareholders Meeting shall not be adjourned or postponed to a date that is more than thirty (30) days after the date for which the meeting was previously scheduled (it being understood that such Company Shareholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Company Shareholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided, further, that the Company Shareholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the Outside Date. The Company shall otherwise keep Parent reasonably informed on a reasonably current basis regarding the status of the solicitation and any material oral or written communications from or to the Company’s shareholders with respect thereto.

(f) Parent shall take all action necessary in accordance with applicable Laws and the organizational documents of Parent to duly give notice of, convene and hold a meeting of Parent’s stockholders for the purpose of voting upon the approval of the Parent Common Stock Issuance (as it may be adjourned or postponed as provided below, the “Parent Stockholders Meeting”) as soon as reasonably practicable after the date hereof (but in no event later than forty (40) days following the effectiveness of the Registration Statement), and Parent shall submit to its stockholders the Parent Common Stock Issuance for approval at the Parent Stockholders Meeting and shall not submit any other proposal to Parent’s stockholders in connection with the Parent Stockholders Meeting (other than a customary proposal regarding adjournment of the Parent Stockholders Meeting or in accordance with Section 5.5(f) of the Parent Disclosure Letter) without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Parent shall use its reasonable best efforts to (A) solicit from the Parent stockholders proxies in favor of the approval of the Parent Common Stock Issuance and (B) take all other action reasonably necessary or advisable to secure the Parent Stockholder Approval, including, unless the Parent Board of Directors has validly made a Parent Change of Recommendation in accordance with Section 5.4, by communicating to Parent’s stockholders the Parent Board Recommendation and including the Parent Board Recommendation in the Joint Proxy Statement. Notwithstanding anything to the contrary contained in this Agreement, Parent (i) shall be required to adjourn or postpone the Parent Stockholders Meeting (A) to the extent necessary to ensure that any supplement or amendment to the Joint Proxy Statement that is required to be filed and disseminated under applicable Law is provided to Parent’s stockholders or (B) if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders Meeting and (ii) may adjourn or postpone the Parent Stockholders Meeting if, as of the time for which the Parent Stockholders Meeting is scheduled, Parent reasonably determines in good faith that there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to obtain the Parent Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Parent Stockholders Meeting shall not be adjourned or postponed to a date that is more than thirty (30) days after the date for which the meeting was previously scheduled (it being understood that such Parent Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Parent Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided, further, that the Parent Stockholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the Outside Date. Parent shall otherwise keep the Company reasonably informed on a reasonably current basis regarding the status of the solicitation and any material oral or written communications from or to Parent’s stockholders with respect thereto.

(g) The parties shall cooperate and use their reasonable best efforts to hold the Company Shareholders Meeting and the Parent Stockholders Meeting on the same day and at approximately the same time. Unless there has been a Company Change of Recommendation or a Parent Change of Recommendation, as expressly permitted by Section 5.3 or Section 5.4, respectively, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Company’s shareholders, Parent’s stockholders or any other Person to prevent the Company Shareholder Approval and Parent Stockholder Approval from being obtained.

(h) Without limiting the generality of the foregoing, unless this Agreement shall have been terminated pursuant to Section 8.1, the Company and Parent agree that (i) their respective obligations to call, give notice of, convene and hold the Company Shareholders Meeting and Parent Stockholders Meeting, as applicable, pursuant to this Section 5.5 shall not be affected by the making of a Company Change of Recommendation or a Parent Change of Recommendation, as applicable, (ii) the Company’s obligations pursuant to this Section 5.5 shall not be affected by the commencement, announcement, disclosure, or communication to the Company of any Company Acquisition Proposal or other proposal (including, a Company Superior Proposal) or the occurrence or disclosure of any Company Intervening Event and (iii) Parent’s obligations pursuant to this Section 5.5 shall not be affected by the commencement, announcement, disclosure, or communication to Parent of any Parent Acquisition Proposal or other proposal (including, a Parent Superior Proposal) or the occurrence or disclosure of any Parent Intervening Event; provided that, (x) Parent shall comply with any reasonable request of the Company to amend or supplement the Joint Proxy Statement to the extent related to (i) a Company Change of Recommendation, (ii) a statement of the reason of the Company Board of Directors for making such a Company Change of Recommendation, and (iii) additional information reasonably related to the foregoing Company Change of Recommendation, and (y) the Company shall comply with any reasonable request of Parent to amend or supplement the Joint Proxy Statement to the extent related to (i) a Parent Change of Recommendation, (ii) a statement of the reason of the Parent Board of Directors for making such a Parent Change of Recommendation, and (iii) additional information reasonably related to the foregoing Parent Change of Recommendation.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1. Access; Confidentiality; Notice of Certain Events.

(a) From the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, the Company shall, and shall cause each Company Subsidiary to, afford to Parent and Parent’s Representatives reasonable access during normal business hours (and upon reasonable advance notice), so long as any such access does not unreasonably interfere with the Company’s business, to all information (financial or otherwise) concerning its business, properties, offices, Contracts and personnel as

Parent may reasonably request (including information for purposes of transition and integration planning). Notwithstanding the foregoing, the Company shall not be required by this Section 6.1(a) to provide Parent or Parent’s Representatives with access to or to disclose information (i) that is prohibited from being disclosed pursuant to the terms of a confidentiality agreement with a third party entered into prior to the date hereof or after the date hereof in the ordinary course of business consistent with past practice (provided, however, that, at Parent’s written request, the Company shall use its commercially reasonable efforts (x) to obtain the required consent of such third party to such access or disclosure or (y) to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such prohibition), (ii) the access or disclosure of which would violate applicable Law (provided, however, that the Company shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such Law) or (iii) the access or disclosure of which would cause the loss of any attorney client, attorney work product or other legal privilege (provided, however, that the Company shall use its commercially reasonable efforts to allow for such access or disclosure to the maximum extent that such access or disclosure would not jeopardize attorney client, attorney work product or other legal privilege).

(b) From the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, Parent shall, and shall cause each Parent Subsidiary to, afford to the Company and the Company’s Representatives reasonable access during normal business hours (and upon reasonable advance notice), so long as any such access does not unreasonably interfere with Parent’s business, to all information (financial or otherwise) concerning its business, properties, offices, Contracts and personnel as the Company may reasonably request (including information for purposes of transition and integration planning). Notwithstanding the foregoing, Parent shall not be required by this Section 6.1(b) to provide the Company or the Company’s Representatives with access to or to disclose information (i) that is prohibited from being disclosed pursuant to the terms of a confidentiality agreement with a third party entered into prior to the date hereof or after the date hereof in the ordinary course of business consistent with past practice (provided, however, that, at the Company’s written request, Parent shall use its commercially reasonable efforts (x) to obtain the required consent of such third party to such access or disclosure or (y) to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such prohibition), (ii) the access or disclosure of which would violate applicable Law (provided, however, that Parent shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such Law) or (iii) the access or disclosure of which would cause the loss of any attorney client, attorney work product or other legal privilege (provided, however, that Parent shall use its commercially reasonable efforts to allow for such access or disclosure to the maximum extent that such access or disclosure would not jeopardize attorney client, attorney work product or other legal privilege).

(c) Each of the Company and Parent will hold, and will instruct its Representatives to hold, any nonpublic information in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

(d) The Company shall give as soon as practicable written notice to Parent (i) of any notice or other communication received by the Company from any Governmental Entity in connection with this Agreement, the Company Shareholder Voting Agreement or the Parent Stockholder Voting Agreement, the Transactions, including the Merger, or the transactions contemplated by the Parent Stockholder Voting Agreement or the Company Shareholder Voting Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement or the Parent Stockholder Voting Agreement or the Company Shareholder Voting Agreement, and (ii) of any Proceeding commenced or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries, directors or officers or otherwise relating to, involving or affecting the Company or any of its Subsidiaries, directors or officers, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated by this Agreement or the Parent Stockholder Voting Agreement or the Company Shareholder Voting Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.1(d) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date hereof or otherwise limit or affect the remedies available hereunder to Parent and Merger Sub.

(e) Parent shall give as soon as practicable written notice to the Company (i) of any notice or other communication received by Parent from any Governmental Entity in connection with this Agreement, the Parent Stockholder Voting Agreement or the Company Shareholder Voting Agreement, the Transactions, including the Merger, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement, the Company Shareholder Voting Agreement or the Parent Stockholder Voting Agreement, and (ii) of any Proceeding commenced or, to Parent’s Knowledge, threatened against Parent or any of the Parent Subsidiaries, directors or officers or otherwise relating to, involving or affecting Parent or any of its Subsidiaries, directors or officers, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated by this Agreement, the Company Shareholder Voting Agreement or the Parent Stockholder Voting Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.1(e)shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date hereof or otherwise limit or affect the remedies available hereunder to the Company.

Section 6.2. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions, including the Merger, as soon as practicable after the date hereof, including: (i) preparing and filing or otherwise providing, in consultation with the other Party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as reasonably practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Transactions, including the Merger (including the 103K Tax Ruling, the 102 Tax Ruling, the Withholding Tax Ruling and/or the 104H Tax Ruling, as and if applicable); and (ii) taking all steps as may be necessary, subject to the limitations in this Section 6.2, to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals. In furtherance and not in limitation of the foregoing, each Party agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable, and in any event within ten (10) Business Days after the execution of this Agreement (unless a later date is mutually agreed in writing between the Parties), and to supply as promptly as reasonably practicable and advisable any additional information and documentary materials that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as reasonably practicable. Notwithstanding anything to the contrary in this Agreement, none of Parent, Merger Sub, the Company or any of their respective Subsidiaries shall be required to, and Parent, Merger Sub and the Company may not and may not permit any of their respective Subsidiaries to, without the prior written consent of Parent and the Company, (A) litigate or consent to any administrative or judicial action or proceeding or any decree, judgement, injunction or other order, whether temporary, preliminary or permanent or (B) become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (1) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of the business of the Company, the Surviving Company, Parent, Merger Sub or any Subsidiary of any of the foregoing, (2) conduct, restrict, operate, invest or otherwise change the assets, the business or portion of the business of the Company, the Surviving Company, Parent, Merger Sub or any Subsidiary of any of the foregoing in any manner or (3) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Company, Parent, Merger Sub or any Subsidiary of any of the foregoing.

(b) Each of Parent and the Company shall, in connection with and without limiting the efforts referenced in Section 6.2(a) to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations for the Transactions under the HSR Act or any other Regulatory Law, (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions and reasonably considering in good faith comments of the other Party, (ii) promptly inform the other Party of any communication received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity, by promptly providing copies to the other Party of any such written communications, and of any communication received or given in connection with any Proceeding by a private party, in each case regarding any of the Transactions and (iii) permit the other Party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC or any other Governmental Entity, and to the extent permitted by the DOJ, the FTC or other applicable Governmental Entity, give the other Party the opportunity to attend and participate in any in-person meetings, substantive telephone calls or conferences with the DOJ, the FTC or other Governmental Entity or other Person; provided, however, that materials required to be provided pursuant to the foregoing clauses (i)-(iii) may be redacted (A) to remove references concerning the valuation of Parent, Company or any of their respective Subsidiaries, (B) as necessary to comply with contractual arrangements and (C) as necessary to address reasonable privilege or confidentiality concerns; provided, further, that each of Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.2(b) as “Antitrust Counsel Only Material” which such material and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent on the one hand or the Company on the other) or its legal counsel. Parent and the Company shall consult with and cooperate in good faith to jointly devise and control the strategy for all filings, submissions, and communications in connection with any notification or filings pursuant to the HSR Act or other applicable Regulatory Laws, so long as such strategy complies with the terms and conditions of this Agreement. Parent and the Company further agree that Parent will withdraw and refile its HSR Act notification form pursuant to 16 C.F.R. § 803.12 if necessary to avoid the issuance of a request for additional information or documentary material pursuant to 18 U.S.C. § 18a(e)(1) and 16 C.F.R. § 803.20.

(c) In connection with and without limiting the foregoing, in the event that Parent requests the Company to do so, the Company shall give any notices to third parties required under Contracts, and the Company shall use, and cause each of the Company Subsidiaries to use, its reasonable best efforts to obtain any third party consents to any Contracts that are necessary, proper or advisable to consummate the Transactions, including the Merger. Notwithstanding anything to the contrary herein, none of Parent, the Company or any of their respective Subsidiaries shall be required to pay any consent or other similar fee, payment or consideration, make any other concession or provide any additional security (including a guaranty), to obtain such third party consents (except, in the case of the Company, if requested by Parent and subject to the occurrence of the Closing).

(d) From the date of this Agreement until the Closing, no Party nor any of such Party’s Subsidiaries shall acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or any equity in, or by any other manner, any assets or Person, if the execution and delivery of a definitive agreement relating to, or the consummation of, such acquisition would reasonably be expected to: (i) impose any delay in obtaining, or increase the risk of not obtaining, any waiver, permit, approval, clearance or consent under the HSR Act or any Regulatory Law or which is otherwise required to satisfy the conditions set forth in Section 7.1(d) or Section 7.1(e), (ii) materially increase the risk of a Governmental Entity seeking or entering an order, injunction, decree or ruling prohibiting the consummation of the Transactions, (iii) materially increase the risk of not being able to remove any such order, injunction, decree or ruling on appeal or otherwise, or (iv) otherwise prevent or delay the consummation of the Transactions.

Section 6.3. Publicity. So long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective Subsidiaries, shall issue or cause the publication of any press release or other public announcement or disclosure with respect to the Merger, the other Transactions or this Agreement or the Company Shareholder Voting Agreement or Parent Stockholder Voting Agreement without the prior written consent of the other Party, unless the Company or Parent, as the case may be, determines, after consultation with outside counsel, that it is required by applicable Law or Governmental Entity or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of such press release or other public announcement or disclosure with respect to the Merger, the other Transactions or this Agreement or the Company Shareholder Voting Agreement or Parent Stockholder Voting Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement or disclosure in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Parties shall not be required by this Section 6.3 to provide any such review or comment to the other Party relating to (a) any dispute between the Parties relating to this Agreement, or (b) a public announcement or press release issued in connection with the receipt and existence of a Company Acquisition Proposal or Parent Acquisition Proposal and matters related thereto or a Company Change of Recommendation or Parent Change of Recommendation other than as set forth in Section 5.3 or Section 5.4, as applicable; provided, further, that each Party and their respective Subsidiaries and Representatives may make statements that are consistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 6.3 or make statements regarding the actual or expected financial impact (including earnings guidance) of the Merger, this Agreement, the Company Shareholder Voting Agreement, the Parent Stockholder Voting Agreement or the Transactions or transactions contemplated by such voting agreements, on such Party.

Section 6.4. D&O Insurance and Indemnification.

(a) For seven (7) years from and after the Effective Time, Parent shall, and shall cause the Surviving Company to, indemnify and hold harmless all past and present directors and officers of the Company and the Company Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing attorneys’ fees and expenses prior to the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law and the Articles of Association; provided that such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction determines in a final, nonappealable judgement that such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such Persons serving as an officer, director, employee or other fiduciary of the Company or any Company Subsidiary or of any other Person if such service was at the request or for the benefit of the Company or any Company Subsidiary, to the fullest extent permitted by applicable Law and the Articles of Association or the organizational documents of the applicable Company Subsidiary (as applicable) or any indemnification agreements with such Persons in existence on the date of this Agreement and provided to Parent prior to the date of this Agreement. Notwithstanding anything herein to the contrary, if any Indemnified Party notifies the Surviving Company on or prior to the seventh (7th) anniversary of the Effective Time of a matter in respect of which such Person intends in good faith to seek indemnification pursuant to this Section 6.4, the provisions of this Section 6.4 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto. Without limitation of the foregoing, the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and any Subsidiaries of the Company under any and all indemnification agreements entered into prior to the date hereof between the Company or any Subsidiaries of the Company and any of their respective current or former directors and officers (to the extent provided to Parent prior to the date hereof).

(b) Without limitation of the foregoing, for seven (7) years after the Effective Time, Parent shall cause to be maintained in effect the provisions in (i) the Articles of Association and (ii) any indemnification agreement of the Company or a Company Subsidiary with any Indemnified Party in existence on the date of this Agreement and provided to Parent prior to the date of this Agreement, except to the extent that such agreement provides for an earlier termination, in each case, regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses that are in existence on the date hereof, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions).

(c) At or prior to the Effective Time, the Company shall use its reasonable best efforts to purchase a seven (7)-year prepaid “tail” policy on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent or no less than the policies in effect immediately prior to Closing (as set forth in Section 6.4 of the Company Disclosure Letter), of directors’ and officers’ liability insurance then maintained by the Company and the Company Subsidiaries with respect to matters arising at or prior to the Effective Time; provided, however, that the Company shall not commit or spend on such “tail” policy, in the aggregate, more than three hundred percent (300%) of the Aggregate Premium paid by the Company prior to Closing for the Company’s then current policies of directors’ and officers’ liability insurance prior to the Closing (such three hundred percent (300%) the “Base Amount”), and if the cost of such “tail” policy would otherwise exceed the Base Amount, the Company shall be permitted to purchase only as much coverage as reasonably practicable for the Base Amount. The Company shall in good faith consult with Parent prior to the Closing with respect to the procurement of such “tail” policies, including with respect to the selection of the broker, available policy price and coverage options. In the event the Company is unable to purchase such “tail” policies, for seven (7) years after the Effective Time, Parent shall maintain policies of directors’ and officers’ liability insurance that provides coverage for events occurring at or prior to the Effective Time for the Indemnified Parties that is substantially equivalent to the Company’s policies in effect immediately prior to Closing, of directors’ and officers’ liability insurance; provided, however, that Parent shall not be required to pay an annual premium for such insurance in excess of the Base Amount, but in such case shall purchase as much coverage as is reasonably available for the Base Amount.

At or prior to the Effective Time, the Company shall use its reasonable best efforts to purchase a 12 months prepaid “tail” policy on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent or no less than the policies in effect immediately prior to Closing (as set forth in Section 6.4 of the Company Disclosure Letter), of fiduciary liability insurance then maintained by the Company and the Company Subsidiaries with respect to matters arising at or prior to the Effective Time at a premium that shall not exceed 100% of the annual premium. In the event that the Company is unable to purchase such “tail” policies for twelve months after the Effective Time, Parent shall maintain policies of fiduciary liability insurance that provides coverage for events occurring at or prior to the Effective Time for the Indemnified Parties that is substantially equivalent to the Company’s policies in effect immediately prior to Closing of fiduciary liability insurance, provided, however, that Parent shall not be required pay an annual premium for such insurance in excess of such 100% of the annual premium.

“Aggregate Premium” shall mean as set forth on Section 6.4 of the Company Disclosure Letter.

(d) In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 6.4. The rights and obligations under this Section 6.4 shall survive consummation of the Merger and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party. The Parties acknowledge and agree that the Indemnified Parties shall be third party beneficiaries of this Section 6.4, each of whom may enforce the provisions thereof. Subject to applicable Law, the rights of the Indemnified Parties (and other persons who are beneficiaries under the tail policy (and their heirs and representatives)) under this Section 6.4 shall be in addition to, and not in substitution for, any other rights that such persons may have under the articles of association, certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries (to the extent provided to Parent prior to the date hereof), or applicable Law (whether at law or in equity).

Section 6.5. Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute and no takeover or anti-takeover provision in the Articles of Association, if any, is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute or any takeover or anti-takeover provision in the Articles of Association is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute or takeover or anti-takeover provision in the Articles of Association on the Merger and the other Transactions. No Company Change of Recommendation shall change, or be deemed to change, or permit the Company or the Company Board of Directors to change, in any manner or respect, the approval of the Company Board of Directors for purposes of causing any Takeover Statute or any takeover or anti-takeover provision in the Articles of Association, if any, to be inapplicable to the Merger or any of the other Transactions.

Section 6.6. Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement. For the avoidance of doubt, any violation of the obligations of Merger Sub under this Agreement shall also be deemed to be a breach of this Agreement by Parent.

Section 6.7. Employee Matters.

(a) Effective as of the Effective Time and for a period of twelve (12) months thereafter, Parent shall provide to each employee of the Company and Company Subsidiary who continues to be employed by Parent or any Parent Subsidiary (the “Continuing Employees”), (i) at least the same wage rate or base salary as in effect for such Continuing Employee immediately prior to Closing, (ii) no less favorable severance rights than those in effect for such Continuing Employee immediately prior to Closing, and (iii) employee benefits (including cash bonus opportunities, retirement, health and welfare benefits, but excluding equity incentive compensation and change in control or retention bonuses) that are no less favorable than those in effect for such Continuing Employee immediately prior to Closing; provided that for the avoidance of doubt, any compensation, equity opportunities or benefits grants, increases or amendments made in violation of Section 5.1(iv) and Section 5.1(v) during the period between the date hereof and the Closing shall not be taken into account for purposes of this Section 6.7(a).

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and Parent Subsidiaries providing benefits to any Continuing Employees after the Effective Time (the “New Plans”), each Continuing Employee shall, subject to applicable Law and applicable Tax qualification requirements, be credited with his or her years of service with the Company and the Company Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any New Plans to the extent coverage under such New Plan is of a similar type as the Company Benefit Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii)(A) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent or its applicable Subsidiary shall use its commercially reasonable efforts to cause all preexisting condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plan in which such Continuing Employee participated immediately prior to the Effective Time and (B) Parent and its applicable Subsidiary shall use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) If, at least ten (10) Business Days prior to the Effective Time, Parent provides written notice to the Company directing the Company to terminate its 401(k) plan(s), the Company shall terminate any 401(k) plans effective as of the day immediately preceding the day on which the Effective Time occurs (the “401(k) Termination Date”). In the event that Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with evidence that such 401(k) plan(s) have been terminated pursuant to resolution of the Company Board of Directors at least one (1) Business Day prior to the day on which the Effective Time occurs, but conditioned upon the occurrence of the Closing; provided that, prior to amending or terminating the Company’s 401(k) plan(s), the Company shall provide Parent with the form and substance of any applicable resolutions or amendments for review and approval (which approval shall not be unreasonably withheld, conditioned or delayed). If the Company 401(k) plan(s) is terminated pursuant to this Section 6.7(c), then as soon as practicable following the 401(k) Termination Date, Parent shall permit all Continuing Employees who were eligible to participate in the Company’s 401(k) plan(s) immediately prior to the 401(k) Termination Date to participate in Parent’s 401(k) plan and shall permit each such Continuing Employee to elect to transfer his or her account balance when distributed from the terminated Company 401(k) plan(s) to Parent’s 401(k) plan, including any outstanding participant loans, to the extent permissible under Parent’s 401(k) plan.

(d) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise under applicable Law or in a written agreement between Parent, the Company or any affiliate of Parent and the Continuing Employee or any severance, benefit or other applicable plan or program covering such Continuing Employee. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.7 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or employee benefit plan of Parent or Merger Sub or (ii) create any third party rights in any current or former service provider of the Company or its affiliates (or any beneficiaries or dependents thereof).]

Section 6.8. Rule 16b-3. Prior to the Effective Time, the Company and Parent shall, as applicable, take all such steps as may be reasonably necessary or advisable to cause any dispositions of Company equity securities (including derivative securities) and acquisitions of Parent equity securities pursuant to the Transactions by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.9. Stockholder Litigation.

(a) The Company shall provide Parent prompt notice (and in any event within forty-eight (48) hours) of any litigation brought by any Company Shareholder or purported shareholder of the Company against the Company, any of its Subsidiaries and/or any of their respective directors or officers relating to the Merger or any of the other Transactions or this Agreement, the Parent Stockholder Voting Agreement or the Company Shareholder Voting Agreement, and shall keep Parent informed on a prompt (and in any event within forty-eight (48) hours of any material development or update) and timely basis with respect to the status thereof. The Company shall give Parent the opportunity to participate (at Parent’s expense) in (but not control) the defense or settlement of any such litigation and reasonably cooperate with Parent in conducting the defense or settlement of such litigation, and no such settlement shall be agreed without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, except that Parent may, in its sole discretion, withhold such consent to any settlement which does not include (for any litigation in which Parent is defendant) a full release of Parent and its affiliates (including the Surviving Company and its Subsidiaries) or which imposes an injunction or other equitable relief on the Company, Parent or any of their affiliates (including the Surviving Company and its Subsidiaries). In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 6.9(a) and Section 5.1 or Section 6.2, the provisions of this Section 6.9(a) shall control.

(b) Parent shall provide the Company prompt notice (and in any event within forty-eight (48) hours) of any litigation brought by any stockholder of Parent or purported stockholder of Parent against Parent, any of its Subsidiaries and/or any of their respective directors or officers relating to the Merger or any of the other Transactions or this Agreement, the Company Shareholder Voting Agreement or the Parent Stockholder Voting Agreement, and shall keep the Company informed on a prompt (and in any event within forty-eight (48) hours of any material development or update) and timely basis with respect to the status thereof. Parent shall give the Company the opportunity to participate (at the Company’s expense) in (but not control) the defense or settlement of any such litigation and reasonably cooperate with the Company in conducting the defense or settlement of such litigation, and no such settlement shall be agreed without the Company’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, except that the Company may, in its sole discretion, withhold such consent to any settlement which does not include (for any litigation in which Company is a defendant) a full release of the Company and its affiliates or which imposes an injunction or other equitable relief on Parent, the Company or their affiliates. In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 6.9(b) and Section 5.2 or Section 6.2, the provisions of this Section 6.9(b) shall control.

Section 6.10. Delisting. Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Company Class A Shares from the NYSE and terminate its registration under the Exchange Act as promptly as practicable after the Effective Time; provided that such delisting and termination shall not be effective until the Effective Time.

Section 6.11. Director Resignations. The Company shall use its reasonable best efforts to cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the Effective Time and effective upon the Effective Time.

Section 6.12. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance at or prior to the Effective Time.

Section 6.13. Treatment of Company Indebtedness. If, after consultation with the Company, Parent requests at least fifteen (15) Business Days prior to the Closing Date, the Company shall (and shall cause the Company Subsidiaries to) deliver all notices and take all other actions required to facilitate on or prior to the Effective Time the termination of all commitments outstanding under Indebtedness of the Company for borrowed money, the repayment in full of all obligations outstanding thereunder, the release of all Liens securing such obligations, and the release of all guarantees in connection therewith, in each case effective as of or substantially concurrently with the Effective Time. In furtherance and not in limitation of the foregoing, the Company shall, and shall cause the Company Subsidiaries to, (A) use reasonable best efforts to deliver to Parent at least five (5) Business Days prior to the Closing Date, a draft payoff letter with respect to such outstanding Indebtedness for borrowed money requested by Parent to be repaid (the “Payoff Letter”) and draft related release documentation, (B) use reasonable best efforts to deliver to Parent at least two (2) Business Days prior to the Closing Date, an executed Payoff Letter and (C) deliver to Parent on the Closing Date executed related release documentation, in each case, in form and substance customary for transactions of this type, from the agent on behalf of the Persons to whom such Indebtedness is owed, which Payoff Letter shall include the payoff amount and provide that all guarantees and Liens granted in connection therewith relating to the assets, rights and properties of the Company and the Company Subsidiaries securing such Indebtedness shall, upon the payment of the amount set forth in the Payoff Letter be released and terminated.

Section 6.14. Related Party Contracts. Except as set forth on Section 6.14 of the Company Disclosure Letter and excluding any employment or indemnification agreements made available to Parent, the Company shall cause to be settled and terminated without any consideration, effective prior to or as of the Closing, all Related Party Contracts, in each case, (a) whether or not such Contract is entered into after the date hereof and (b) without any continuing or further liability of any party thereto.

Section 6.15. Voting Agreement.

(a) The Company shall instruct its transfer agent not to register the transfer of any Covered Shares (as defined in the Company Shareholder Voting Agreement) made or attempted to be made in violation of the Company Shareholder Voting Agreement.

(b) Parent shall instruct its transfer agent not to register the transfer of any Covered Shares (as defined in the Parent Stockholder Voting Agreement) made or attempted to be made in violation of the Parent Stockholder Voting Agreement.

Section 6.16. Control of the Company’s or Parent’s Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

Section 6.17. Merger Proposal; Certificate of Merger.

(a) Subject to the ICL, the Company and Merger Sub shall (and Parent shall cause Merger Sub to), as applicable, take the following actions within the timeframes set forth in this Section 6.17(a); provided, however, that any such actions or the timeframes for taking such actions shall be subject to any amendment in the corresponding applicable provisions of the ICL (and, in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 6.17(a) accordingly):

(i) as promptly as practicable following the date hereof, cause a merger proposal (in the Hebrew language) in a form reasonably satisfactory to Parent and the Company (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL;

(ii) within three days after calling of the Company Shareholders Meeting in accordance with the terms of this Agreement, deliver and file the Merger Proposal with the Companies Registrar in accordance with Section 317(a) of the ICL;

(iii) following the date on which the Merger Proposal is submitted to the Companies Registrar (the “Merger Proposal Submission Date”), to the extent applicable with respect to each of the Company and Merger Sub:

(A) publish a notice to their respective creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub’s registered office, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, (x) in two daily Hebrew newspapers on the Merger Proposal Submission Date, and (y) in a popular newspaper in New York within three business days after the Merger Proposal Submission Date as may be required by applicable Law;

(B) within three days after the Merger Proposal Submission Date, cause a copy of the Merger Proposal to be delivered to their respective secured creditors, if any;

(C) within three business days after the Merger Proposal Submission Date, send to the Company’s and Merger Sub’s “employees committee” (Va’ad Ovdim), if any, or display in a prominent place at the Company’s and, if applicable, Merger Sub’s, premises a copy of the notice published in a daily Hebrew newspaper in accordance with clause (iii)(A)(x) of this Section 6.17(a); and

(D) within four business days after the Merger Proposal Submission Date, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub (or, with respect to Merger Sub, Parent), as applicable, is aware of, which shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were identified in the notice referred to in clause (iii)(A) of this Section 6.17(a);

(iv) promptly after the Company and Merger Sub, as applicable, shall have complied with the preceding clause (iii), but in any event no more than three business days following the date on which the notice referred to in clause (iii)(B) above was sent to their respective secured creditors, if any, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to such respective creditors, if any, under Section 318 of the ICL;

(v) not later than three days after (A) the date on which the Company Shareholder Approval is obtained, the Company shall inform the Companies Registrar of such approval, and (B) the date on which the sole shareholder of Merger Sub approves the Merger, Merger Sub shall inform the Companies Registrar of such approval, in each case in accordance with Section 317(b) of ICL; and

(vi) in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall (and Parent shall cause Merger Sub to), as promptly as practicable after the determination of the date on which the Closing is expected to take place in accordance with Section 1.3, in coordination with each other, deliver to the Companies Registrar a notice of the proposed date of the Closing (which shall be the date on which the Merger shall be declared effective) and the subsequent notice of the occurrence of the Closing, including a final affidavit signed by an authorized officer of Company and Merger Sub, as applicable, stating that no shareholder or creditor of the Company or Merger Sub, as applicable, nor any antitrust authority has objected to the Merger. For the avoidance of doubt, it is the intention of the Parties and the Parties shall request that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date.

(b) Solely for purposes of Section 6.17(a), “business day” shall have the meaning set forth in the Merger Regulations 2000 promulgated under the ICL.

(c) Promptly following the date hereof, the sole shareholder of Merger Sub shall approve the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing).

Section 6.18. Israeli Securities Authority Approval; Dual-Listing.

(a) As soon as practicable after the execution of this Agreement (but in any event within no more than three (3) Business Days after the date hereof), Parent shall cause its Israeli counsel to prepare and file with the Israeli Securities Authority (the “ISA”) an application, in form and substance reasonably acceptable to the Company, for, and shall use reasonable best efforts to obtain a No-Action Letter from the ISA. If the ISA No-Action Letter has not been obtained by the date that is forty five (45) days after the execution of this Agreement, unless otherwise agreed in writing by the Parent and the Company, Parent shall prepare and use reasonable best efforts to receive a permit from the Tel Aviv Stock Exchange (“TASE”) for a registration statement with respect to the dual listing of the Parent Common Stock, including all shares of Parent Common Stock underlying shares of Parent’s convertible securities, at the TASE and a permit from the ISA and the TASE to not publish a prospectus, which permit would also apply to the Merger Consideration and which permit may be a contingent permit subject to the filing by Parent of the Registration Statement with the SEC in accordance with the provisions of Section 5.5 (collectively, the “Dual Listing Permit”).

(b) The Company and Parent shall cooperate in connection with (i) the preparation and filing of the application for the ISA No-Action Letter, (ii) if applicable, preparation and filing of all documents pertaining to the Dual Listing Permit and (iii) the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the ISA No-Action Letter or to receive the Dual Listing Permit, as applicable. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the ISA or the TASE or any request from the ISA or the TASE, including with respect to amendments or supplements to (x) the request for the ISA No-Action Letter, or (y) the request for the Dual Listing Permit, and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the ISA or the TASE, on the other hand, with respect thereto. Each of the Company and Parent shall use its reasonable best efforts to respond as soon as reasonably practicable to any comments from the ISA and the TASE, including with respect to the request for the ISA No-Action and Dual Listing Permit. Notwithstanding the foregoing, prior to final approval of the ISA No-Action Letter or Dual Listing Permit, as applicable, Parent shall (A) provide the Company with an opportunity to review and comment on such document or response (including the proposed final version of such document or response), which shall not be unreasonably withheld, conditioned or delayed, and (B) reasonably consider all comments reasonably proposed by the Company. Parent shall advise the Company promptly after receipt of the ISA No-Action Letter or Dual Listing Permit, as applicable.

(c) If despite the foregoing efforts, the Dual Listing Permit is not obtained by the date that is ninety (90) days after the execution of this Agreement, Parent shall take reasonable best efforts to cause the offering and issuance of the Merger Consideration to comply with the Israeli Securities Law, including the preparation and filing of any other registration statement, prospectus or other document in compliance with the Israeli Securities Law and obtaining any necessary approval or permit from the ISA with respect to such registration statement, prospectus or other document (the “Alternative ISA Approvals”).

(d) In the event that the ISA No-Action Letter has not been obtained by the date that is forty five (45) days after the execution of this Agreement, Parent shall take all necessary action in order to obtain an exemption under Section 15D of the Israeli Securities Law with respect to the assumption of the 102 Options and 102 RSUs under Section 2.3 hereof held by current Israeli employees of the Company and its Israeli resident subsidiaries.

Section 6.19. Tax Rulings.

(a) Promptly following the execution of this Agreement, the Company shall instruct its legal counsels, advisors and accountants, to prepare and file with the ITA, in full coordination with Parent and Parent’s Israeli counsel and tax advisors, an application for a tax ruling confirming the Merger under this Agreement, for Israeli tax purposes, as a tax free merger pursuant to Section 103K of the Ordinance (and confirmation that such Merger shall not be deemed a breach of a previous re-organization performed by the Company in connection with which the ITA issued the Spin-Off Tax Ruling), subject to statutory or customary terms and conditions regularly associated with such a ruling to be included within the ruling (the “103K Tax Ruling”). To the extent Parent will request the 103K Tax Ruling to address the potential post-Closing reorganization set forth on Section 6.19(a) of the Parent Disclosure Letter (the “Post-Closing Reorganization”), Parent and its advisors shall provide to the Company and its tax advisors information requested by the Company with the respect to the proposed Post-Closing Reorganization and shall include in the application for such ruling, in full coordination with the Company and its tax advisors, a note regarding Parent’s intention to reorganize its holding structure after Closing, and if requested by the Company or the ITA, any information and details accurately describing the Post-Closing Reorganization, in each case subject to the approval of the Company and its tax advisors which consent shall not be unreasonably withheld, conditioned or delayed. The Company will, in coordination and together with Parent, present to the ITA, and include in the application for the 103K Tax Ruling, a request for confirmation of the ITA that the Post-Closing Reorganization shall not be deemed a breach of the 103K Tax Ruling. In any event, neither Parent nor the Company shall independently apply to, approach or conduct any discussions with the ITA with respect to the Post-Closing Reorganization, unless coordinated in advance and in agreement with the Parties and their advisors. Parent shall not require, or cause, the Closing, nor the obtaining of the 103K Tax Ruling, to be in any way conditioned upon any such Post-Closing Reorganization or favorable tax treatment thereof. The Closing hereunder is not conditioned upon, and shall not be delayed for, the receipt of any ruling in respect of the Post-Closing Reorganization. If it becomes reasonably apparent that the ITA will not approve the Post-Closing Reorganization as part of the 103K Tax Ruling, that the Closing would or would reasonably likely be delayed, or that the inclusion of the Post-Closing Reorganization will include conditions or limitations that are reasonably likely to negatively affect the 103K Tax Ruling and the Company’s shareholders, then the Company will (with the prior consent of Parent, not to be unreasonably withheld, conditioned or delayed) be entitled to withdraw the applicable portion of the application to the ITA (as it relates to the Post-Closing Reorganization), and Parent shall not pursue such Post-Closing Reorganization prior to the Closing or, without ITA approval (which approval shall include written confirmation that such approval and the Post-Closing Reorganization does not negatively affect the 103K Tax Ruling), after the Closing. To the extent that prior to Closing the ITA approves the Post-Closing Reorganization subject to conditions or limitations that are reasonably likely to affect the 103K Tax Ruling and the Company’s shareholders prior to or after the Closing, such conditions or limitations shall be subject to the Company’s approval (not to be unreasonably withheld, conditioned or delayed).

(b) To the extent the 103K Tax Ruling does not address the tax treatment for the 102 Options, 102 RSUs and/or 102 Shares, then as soon as reasonably practicable after the execution of this Agreement, the Company shall instruct its legal counsel, advisors and accountants to prepare and file with the ITA, in full coordination with Parent and Parent’s Israeli counsel and tax advisors, an application for a ruling by the ITA in form and substance reasonably acceptable to Parent confirming, among other things, that the assumption and exchange of 102 Options, 3(i) Options and 102 RSUs for Converted Parent RSUs and Converted Parent Stock Options and the exchange of 102 Shares for shares of Parent Common Stock shall not constitute a taxable event and Tax continuity shall apply to the Converted Parent RSUs and Converted Parent Stock Options and shares of Parent Common Stock (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “102 Tax Ruling”).

(c) Notwithstanding anything to the contrary set forth in Section 6.19(a), the Company shall not withdraw any application filed by the Company (or the Company Subsidiaries) with respect to the 103K Tax Ruling without the prior consent of Parent (not to be unreasonably withheld, conditioned or delayed). If so withdrawn, and subject to the Company’s agreement, the Company may instruct its legal counsels, advisors and accountants to prepare and file with the ITA, in full coordination with Parent and Parent’s Israeli counsel and tax advisors, the following rulings:

(i) an application to a deferral of the Israeli Tax liability of any holder of Company Ordinary Shares, if any, to such dates set forth in Section 104H of the Ordinance (the “104H Tax Ruling”). Any costs associated with the 104H Tax Ruling shall be paid by the Company and Parent prior to the Closing on an equal basis; and/or

(ii) with respect to holders of Company Ordinary Shares (other than recipients covered under the 102 Tax Ruling or 104H Tax Ruling, if any), an application (A) exempting Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Ordinary Shares from which Tax is to be withheld (if any) and the rate or rates of withholding to be applied (the “Withholding Tax Ruling” and, together with the 103K Tax Ruling, 102 Tax Ruling and the 104H Tax Ruling, if any, the “Tax Rulings”).

(d) The process of the Tax Rulings will be led by the Company and its tax advisors, with full coordination and cooperation with Parent. The Company, Parent and their respective Israeli counsels and Tax advisors shall cooperate with each other with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain any of the applicable Tax Rulings, and any costs associated with the application for such Tax Rulings shall be paid by the Company and Parent prior to the Closing on an equal basis. No application to the ITA with respect to the Tax Rulings shall be made unless the Company, Parent and their respective Israeli counsels and Tax advisors review, reasonably and timely comment on and approve the draft application for such rulings which approval shall not be unreasonably withheld, conditioned or delayed. The Company shall inform the Parent and its Israeli tax advisors in advance of any discussion or meeting with the ITA and the Company, Parent and their respective Israeli tax advisors shall be allowed to participate in all discussions and meetings with the ITA relating to such rulings. Should Parent’s counsel or tax advisors not attend any meeting or discussion with the ITA, the counsel of Company shall provide the Israeli counsel and tax advisors of Parent with a written update of any meeting or discussion with the ITA relating to such Tax Rulings within two (2) Business Days of such meeting or discussion. The final text of the submissions to the ITA and the final text of the Tax Rulings shall be subject to the prior written confirmation of the Company, Parent and their respective Israeli legal counsels and Tax advisors (which confirmation shall not be unreasonably withheld, conditioned or delayed), it being agreed that in connection therewith, the Parties shall not object to any restrictions, conditions or obligations that are either statutorily required pursuant to Section 103K, 104H or other applicable sections of the Ordinance, or are otherwise regularly associated with such rulings and reasonably required by the ITA. The Parties shall use reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Tax Rulings, as promptly as practicable, including by signing the Tax Rulings at the request of the ITA. Parent hereby undertakes, at all times following the Closing, (i) to comply, and to cause its Subsidiaries to comply, with all of the terms and conditions of the 103K Tax Ruling (including statutory requirements of Section 103K of the Ordinance) (or, if applicable, the 104H Tax Ruling), and (ii) to refrain from taking or failing to take such actions, which actions or omissions would or would be reasonably expected to breach, jeopardize or adversely change the effectiveness of, and/or the favorable tax treatment prescribed under, such Tax Rulings).

Section 6.20. U.S. Tax Matters.

(a) For U.S. federal income tax purposes, (i) the Parties hereto intend that the Merger qualifies for the Intended U.S. Tax Treatment and (ii) this Agreement is intended to be, and is hereby adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), to which the Parent, Merger Sub and the Company are parties under Section 368(b) of the Code.

(b) Each of the Parties hereto shall use reasonable best efforts to cause the Merger to qualify for the Intended U.S. Tax Treatment, and no such Party shall take or knowingly fail to take any action which action or inaction would reasonably be expected to prevent or impede the Intended U.S. Tax Treatment. Each of the Parties hereto shall report the Merger on their Tax Returns consistent with the Intended U.S. Tax Treatment and shall not take any position inconsistent with the Intended U.S. Tax Treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c) The Parties shall reasonably cooperate with each other and their respective tax counsel to document and support the Intended U.S. Tax Treatment by taking the actions described on Section 6.20(c) of the Company Disclosure Letter.

Section 6.21. Registration Rights. At the Closing, Parent and each shareholder of the Company who is currently party to the Company Shareholders Agreement and shall be, immediately after the Effective Time, an affiliate (as such terms is defined in Rule 12b-2 promulgated under the Exchange Act)) of Parent, shall enter into a Registration Rights Agreement substantially in the form attached hereto as Annex D.

Section 6.22. Parent Board Matters. Prior to the Closing, Parent shall take all necessary corporate action so that upon and after the Closing, the size of the Parent Board of Directors is increased by three (3) members to a total of thirteen (13) members. Prior to the Closing, Parent shall designate three individuals ((x) one of whom shall be the Chief Executive Officer of the Company and (y) the other two of whom shall be members of the Company Board of Directors as of the date hereof (each of whom qualify as “independent” pursuant to the requirements under the

NYSE) and selected by the Company upon prior consultation with Parent; provided in all cases subject to such individual not being a bad actor as defined in SEC Rule 506(c)) (the “Designees”), and Parent shall (a) appoint the Designees to the Parent Board of Directors to fill the vacancies on the Parent Board of Directors created by such increase (effective upon the Closing), (b) allow the Designees to hold office in accordance with Parent’s Organizational Documents on the same terms as other members of the Parent Board of Directors, (c) designate each such Designee in a different class of the Parent Board of Directors (effective upon the Closing), (d) appoint each Designee that qualifies as “independent” pursuant to the requirements under the NYSE to one (and only one) committee of the Parent Board of Directors (effective upon the Closing), and (e) execute an indemnification agreement in Parent’s standard form of director indemnification agreement with each Designee (effective upon the Closing).

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1. Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law:

(a) Company Shareholder Approval and Parent Stockholder Approval. The Company Shareholder Approval and the Parent Stockholder Approval shall have been obtained.

(b) NYSE Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance.

(c) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or any Proceedings by the SEC seeking a stop order.

(d) Government Consents. The waiting period (or extensions thereof) under the HSR Act relating to the Transactions shall have expired or been terminated.

(e) No Legal Prohibition. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the Effective Time or (ii) issued or granted any order or injunction (whether temporary, preliminary or permanent) that is in effect as of immediately prior to the Effective Time, in each case, which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Merger.

(f) ISA No-Action Letter; Dual-Listing. Parent shall have obtained either the ISA No-Action Letter or a Dual Listing Permit.

(g) Israeli Statutory Waiting Periods. At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the Company Shareholder Approval and the approval by the sole shareholder of Merger Sub.

Section 7.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived in whole or in part by Parent and Merger Sub, as the case may be, to the extent permitted by applicable Law:

(a) Representations and Warranties. (A) The representations and warranties of the Company set forth in Section 3.1(a) (other than the last sentence thereof) (Qualification, Organization, etc.), the first sentence of Section 3.1(b) (Qualification, Organization, etc.), Section 3.3 (Corporate Authority), Section 3.22 (Opinion of Financial Advisor), Section 3.23 (Takeover Statues; Anti-Takeover Laws) and Section 3.25 (Finders and Brokers) (in each case, without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) shall be true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (B) the representations and warranties of the Company set forth in Section 3.2(a) (Capitalization), Section 3.2(c) (Capitalization), Section 3.2(d) (Capitalization) and Section 3.2(e) (Capitalization) shall be true and correct other than for de minimis inaccuracies as of the date hereof and shall be true and correct other than for de minimis inaccuracies as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (C) the representations and warranties of the Company set forth in Section 3.8(a) (Absence of Certain Changes) shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing as though made as of the Closing; and (D) the other representations and warranties of the Company set forth in this Agreement (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except, with respect to this clause (D), where any failures of any such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The obligations, covenants and agreements of the Company to be performed on or before the Closing in accordance with this Agreement shall have been performed in all material respects.

(c) No Company Material Adverse Effect. A Company Material Adverse Effect shall not have occurred on or after the date of this Agreement that is continuing.

(d) Company Officer’s Certificate. Parent shall have received a certificate, dated as of the Closing Date, signed by the chief executive officer or chief financial officer of the Company certifying that each of the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) has been satisfied.

(e) Israeli Tax Withholding. The receipt of a written ruling, confirmation or instruction of the ITA with respect to holders of Company Ordinary Shares (other than recipients covered under the 102 Tax Ruling), which may include or be included in the 103K Tax Ruling, either (i) exempting Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at source from the Merger Consideration, or clarifying that no such obligation exists, or (ii) clearly instructing Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at source is to be executed.

Section 7.3. Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived in whole or in part by the Company to the extent permitted by applicable Law:

(a) Representations and Warranties. (A) The representations and warranties of Parent and Merger Sub set forth in Section 4.1(a)(other than the last sentence thereof) (Qualification, Organization, etc.), the first sentence of Section 4.1(b) (Qualification, Organization, etc.), Section 4.3 (Corporate Authority), Section 4.21 (Opinion of Financial Advisor), Section 4.22 (Takeover Statues; Anti-Takeover Laws) and Section 4.25 (Finders and Brokers) (in each case, without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) shall be true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (B) the representations and warranties of Parent and Merger Sub set forth in Section 4.2(a) (Capitalization), Section 4.2(c) (Capitalization), Section 4.2(d) (Capitalization) and Section 4.2(e) (Capitalization) shall be true and correct other than for de minimis inaccuracies as of the date hereof and shall be true and correct other than for de minimis inaccuracies as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (C) the representations and warranties of Parent and Merger Sub set forth in Section 4.8(a) (Absence of Certain Changes) and Section 4.24 (Valid Issuance), shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing as though made as of the Closing; and (D) the other representations and warranties of Parent and Merger Sub set forth in this Agreement (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except, with respect to this clause (D), where any failures of any such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein,) have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent. The obligations, covenants and agreements of Parent and Merger Sub to be performed on or before the Closing in accordance with this Agreement shall have been performed in all material respects.

(c) No Parent Material Adverse Effect. A Parent Material Adverse Effect shall not have occurred on or after the date of this Agreement that is continuing.

(d) Parent Officer’s Certificate. The Company shall have received a certificate, dated as of the Closing Date, signed by the chief executive officer or chief financial officer of Parent certifying that each of the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) has been satisfied.

(e) Tax Ruling. Either (x) the 103K Tax Ruling shall have been obtained or (y) if (and only if) the Company in its sole discretion submits an application to obtain the 104H Tax Ruling, the 104H Tax Ruling shall have been obtained.

(f) Board Appointments. Parent shall have complied in all respects with its obligations under Section 6.22.

(g) Lock Up Undertakings. If (and only if) the 103K Tax Ruling has been obtained, the Lock Up Undertakings shall be in full force and effect and not terminated or rescinded by the signatories thereto.

ARTICLE VIII

TERMINATION

Section 8.1. Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time before the Closing, as follows (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of Parent and the Company; or

(b) by either the Company or Parent:

(i) if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions; or

(ii) if the Closing has not occurred on or before April 13, 2023 (the “Outside Date”); provided that if as of such date the conditions set forth in Section 7.1(d) or Section 7.1(e) (to the extent relating to any Regulatory Law) shall not have been satisfied or waived, but all of the other conditions set forth in Article VII have been satisfied or waived (or are then capable of being satisfied if the Closing were to take place on such date in the case of those conditions to be satisfied at the Closing), then either of Parent or the Company may, in its sole discretion, extend the Outside Date on up to two occasions, each by three (3) months, by providing the other Party with written notice thereof on or before the then effective Outside Date (and such date, as so extended, shall be the Outside Date), it being agreed that there shall be no more than two extensions pursuant to this proviso in the aggregate for all Parties; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been the principal cause of the failure of the Transactions to be consummated by the Outside Date; or

(iii) if (A) the Company Shareholder Approval shall not have been obtained upon a vote held at a duly held Company Shareholders Meeting, or at any adjournment or postponement thereof or (B) the Parent Stockholder Approval shall not have been obtained upon a vote held at a duly held Parent Stockholders Meeting, or at any adjournment or postponement thereof; or

(c) by the Company:

(i) in the event that (A) Parent and/or Merger Sub shall have breached, failed to perform or violated their respective covenants or agreements under this Agreement or (B) any of the representations and warranties of Parent or Merger Sub set forth in this Agreement shall have become inaccurate, in either case of clauses (A) or (B), in a manner that would give rise to the failure of a condition set forth in Section 7.3(a), Section 7.3(b) or Section 7.3(c) and such breach, failure to perform, violation or inaccuracy is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by Parent or Merger Sub, as applicable, before the earlier of (x) the Business Day immediately prior to the Outside Date and (y) the thirtieth (30th) calendar day following receipt of written notice from the Company of such breach, failure to perform, violation or inaccuracy; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(c); or

(ii) if (i) prior to obtaining the Parent Stockholder Approval, the Parent Board of Directors shall have effected a Parent Change of Recommendation, or (ii) Parent has materially breached Section 5.4; or

(iii) prior to obtaining the Company Shareholder Approval, in order to effect a Company Change of Recommendation and substantially concurrently enter into a definitive agreement providing for a Company Superior Proposal; provided that (x) the Company has complied in all material respects with the terms of Section 5.3 and (y) substantially concurrently with or prior to (and as a condition to) the termination of this Agreement, the Company pays to Parent the Company Termination Fee; or

(d) by Parent:

(i) in the event that (A) the Company shall have breached, failed to perform or violated its covenants or agreements under this Agreement or (B) any of the representations and warranties of the Company set forth in this Agreement shall have become inaccurate, in either case of clauses (A) or (B), in a manner that would give rise to the failure of a condition set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(c) and such breach, failure to perform, violation or inaccuracy is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by the Company before the earlier of (x) the Business Day immediately prior to the Outside Date and (y) the thirtieth (30th) calendar day following receipt of written notice from Parent of such breach, failure to perform, violation or inaccuracy; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 7.3(a), Section 7.3(b) or Section 7.3(c); or

(ii) if (i) prior to obtaining the Company Shareholder Approval, the Company Board of Directors shall have effected a Change of Recommendation, or (ii) the Company has materially breached Section 5.3; or

(iii) prior to obtaining the Parent Stockholder Approval, in order to effect a Parent Change of Recommendation and substantially concurrently enter into a definitive agreement providing for a Parent Superior Proposal; provided that (x) Parent has complied in all material respects with the terms of Section 5.4 and (y) substantially concurrently with or prior to (and as a condition to) the termination of this Agreement, Parent pays to the Company the Parent Termination Fee.

Section 8.2. Effect of Termination.

(a) Written notice of termination pursuant to Section 8.1 shall be given to the non-terminating Party, specifying the provisions hereof pursuant to which such termination is made. In the event of the valid termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement, this Section 8.2 and Section 9.3 through Section 9.12 shall survive such termination; provided that nothing herein shall relieve any Party from liability for fraud or willful breach of this Agreement prior to such termination. For purposes of this Agreement, “fraud” shall mean intentional common law fraud under Delaware law with respect to the making of a representation or warranty contained in this Agreement (or any certificate delivered pursuant to this Agreement) with the actual knowledge that such representation or warranty was false when made, and “willful breach” shall mean an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and actually knows would, or would reasonably be expected to, be or cause a material breach of this Agreement.

(b) Termination Fee.

(i) If (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iii)(A), or Parent terminates this Agreement pursuant to Section 8.1(d)(i), (B) prior to the date of such termination (or prior to the Company Shareholders Meeting in the case of termination pursuant to Section 8.1(b)(iii)(A)), a Company Acquisition Proposal is made to the Company Board of Directors, the Company’s management or the Company Shareholders or otherwise becomes publicly known, or any Person publicly proposes or announces an intention to make a Company Acquisition Proposal and (C) such Company Acquisition Proposal is consummated within nine (9) months of such termination or a definitive agreement with respect to such Company Acquisition Proposal is entered into within nine (9) months of such termination (and is subsequently consummated, regardless of when such consummation occurs) (in each case, only if such Company Acquisition Proposal is the same as the original Company

Acquisition Proposal), then on or prior to the date such Company Acquisition Proposal is consummated, the Company shall pay to Parent a fee of $150,000,000 in cash (the “Company Termination Fee”). Solely for purposes of this Section 8.2(b)(i), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Annex A, except that all references to “fifteen percent (15%)” and “eighty five percent (85%)” therein shall be deemed to be references to “fifty percent (50%).”

(ii) If (x) Parent terminates this Agreement pursuant to Section 8.1(d)(ii) or (y) the Company terminates this Agreement pursuant to Section 8.1(b)(ii) at a time when Parent would be permitted to terminate this Agreement pursuant to Section 8.1(d)(ii), within two (2) Business Days after such termination, the Company shall pay to Parent the Company Termination Fee.

(iii) If the Company terminates this Agreement pursuant to Section 8.1(c)(iii), substantially concurrently with or prior to (and as a condition to) such termination, the Company shall pay to Parent the Company Termination Fee.

(iv) In the event any amount is payable by the Company pursuant to Section 8.2(b)(i), Section 8.2(b)(ii) or Section 8.2(b)(iii), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. For the avoidance of doubt, in no event shall the Company be obligated to pay the Company Termination Fee on more than one occasion.

(v) If (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iii)(B), or the Company terminates this Agreement pursuant to Section 8.1(c)(i), (B) prior to the date of such termination (or prior to the Parent Stockholders Meeting in the case of termination pursuant to Section 8.1(b)(iii)(B)), a Parent Acquisition Proposal is made to the Parent Board of Directors, Parent’s management or Parent’s stockholders or otherwise becomes publicly known, or any Person publicly proposes or announces an intention to make a Parent Acquisition Proposal and (C) such Parent Acquisition Proposal is consummated within nine (9) months of such termination or a definitive agreement with respect to such Parent Acquisition Proposal is entered into within nine (9) months of such termination (and is subsequently consummated, regardless of when such consummation occurs) (in each case, only if such Parent Acquisition Proposal is the same as the original Parent Acquisition Proposal), then on or prior to the date that such Parent Acquisition Proposal is consummated, Parent shall pay to the Company a fee of $150,000,000 in cash (the “Parent Termination Fee”). Solely for purposes of this Section 8.2(b)(v), the term “Parent Acquisition Proposal” shall have the meaning assigned to such term in Annex A, except that all references to “fifteen percent (15%)” and “eighty five percent (85%)” therein shall be deemed to be references to “fifty percent (50%).”

(vi) If (x) the Company terminates this Agreement pursuant to Section 8.1(c)(ii) or (y) Parent terminates this Agreement pursuant to Section 8.1(b)(ii) at a time when the Company would be permitted to terminate this Agreement pursuant to Section 8.1(c)(ii), within two (2) Business Days after such termination, Parent shall pay to the Company the Parent Termination Fee.

(vii) If Parent terminates this Agreement pursuant to Section 8.1(d)(iii), substantially concurrently with or prior to (and as a condition to) such termination, Parent shall pay to the Company the Parent Termination Fee.

(viii) In the event any amount is payable by Parent pursuant to Section 8.2(b)(v), Section 8.2(b)(vi) or Section 8.2(b)(vii), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company. For the avoidance of doubt, in no event shall Parent be obligated to pay the Parent Termination Fee on more than one occasion.

(c) In the event this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(b)(iii)(A), then the Company shall pay Parent (by wire transfer of immediately available funds to an account designated in writing by Parent) the costs and expenses, including all fees and expenses of counsel, accountants, investment bankers, experts and consultants, incurred by Parent in connection with this Agreement and the Transactions in an amount not to exceed $20,000,000 in the aggregate (the “Parent Expenses”); provided that any payment of the Parent Expenses shall not affect Parent’s right to receive any Company Termination Fee otherwise due under Section 8.2(b), but shall reduce, on a dollar-for-dollar basis, any Company Termination Fee that becomes due and payable under Section 8.2(b).

(d) In the event this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(b)(iii)(B), then Parent shall pay the Company (by wire transfer of immediately available funds to an account designated in writing by the Company) the costs and expenses, including all fees and expenses of counsel, accountants, investment bankers, experts and consultants, incurred by the Company in connection with this Agreement and the Transactions in an amount not to exceed $20,000,000 in the aggregate (the “Company Expenses”); provided that any payment of the Company Expenses shall not affect the Company’s right to receive any Parent Termination Fee otherwise due under Section 8.2(b), but shall reduce, on a dollar-for-dollar basis, any Parent Termination Fee that becomes due and payable under Section 8.2(b).

(e) The Parties agree that the agreements contained in this Section 8.2 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to Section 8.2, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in Section 8.2 and the specific performance remedies set forth in Section 9.12 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent and its Subsidiaries and any of their respective former, current or future directors, officers, stockholders, Representatives or affiliates for any loss suffered as a result of the failure of the Merger to be consummated, except in the case of fraud or willful breach of any covenant, agreement or obligation (in which case only Parent shall be liable for damages for such fraud or willful breach), and upon payment of such amount, none of Parent and its Subsidiaries or any of their respective former, current or future directors, officers, general or limited partners, stockholders, managers, members, Representatives or affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of fraud or willful breach of any covenant, agreement or obligation; and (ii) Parent and its Subsidiaries against the Company and its Subsidiaries and any of their respective former, current or future directors, officers, shareholders, Representatives or affiliates for any loss suffered as a result of the failure of the Merger to be consummated, except in the case of fraud or willful breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such fraud or willful breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future directors, officers, general or limited partners, shareholders, managers, members, Representatives or affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of fraud or willful breach of any covenant, agreement or obligation. For the avoidance of doubt, while Parent and Merger Sub may pursue both a grant of specific performance of the Company’s obligations to consummate the Merger in accordance with Section 9.12(b) and the payment of the Company Termination Fee or the Parent Expenses under this Section 8.2, under no circumstances shall Parent and Merger Sub be permitted or entitled to receive both a grant of such performance requiring the Company to consummate the Merger and to pay the Company Termination Fee (if entitled under this Section 8.2). For the avoidance of doubt, while the Company may pursue both a grant of specific performance of the Parent’s and Merger Sub’s obligations to consummate the Merger in accordance with Section 9.12(b) and the payment of the Parent Termination Fee and the Company Expenses under this Section 8.2, under no circumstances shall the Company be permitted or entitled to receive both a grant of such performance requiring the Parent or the Merger Sub to consummate the Merger and to pay the Parent Termination Fee (if entitled under this Section 8.2).

ARTICLE IX

MISCELLANEOUS

Section 9.1. Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented by written agreement of each of the Parties. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b) At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or Parent and Merger Sub, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable, (ii) waive any inaccuracies in the representations and warranties made by the other Parties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for their respective benefit contained herein. Any agreement on the part of Parent, Merger Sub or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or the Company, as applicable. No failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 9.2. Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time.

Section 9.3. Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses.

Section 9.4. Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail return receipt requested, upon receipt; (b) if sent designated for overnight delivery by internationally recognized overnight air courier (such as DHL or Federal Express), upon receipt of proof of delivery on a Business Day before 5:00 p.m. in the time zone of the receiving Party, otherwise upon the following Business Day after receipt of proof of delivery; (c) if sent by e-mail including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a Business Day before 5:00 p.m. in the time zone of the receiving Party, when transmitted; (d) if sent by e-mail including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a day other than a Business Day or after 5:00 p.m. in the time zone of the receiving Party, on the following Business Day; and (e) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any Party shall provide by like notice to the other Parties:

if to Parent or Merger Sub, to:

Unity Software Inc.

30 3rd Street

San Francisco, CA 94103-3104

Email: Unity M&A legal team

Attention: malegal@unity.com

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

Email:         emccrath@mofo.com

          dslotkin@mofo.com

          jsulzbach@mofo.com

Attention:   Eric McCrath

          David Slotkin

          Joseph Sulzbach

and

Herzog, Fox and Neeman

Herzog Tower

6 Yitzhak Sadeh Street

Tel Aviv, Israel 6777506

Email:       havivh@herzoglaw.co.il

          meidary@herzoglaw.co.il

Attention:   Hanan Haviv, Adv.

          Yuval Meidar, Adv.

if to the Company, to:

ironSource Ltd.

121 Menachem Begin Street

Tel -Aviv, Israel 6701203

Email: legal@is.com

Attention: Dalia Litay, GC

with a copy (which shall not constitute notice) to:

Meitar Law Offices

16 Abba Hillel Road, Ramat Gan 5250608, Israel

Email: dshamgar@meitar.com; gtalya@meitar.com

Attention: Dan Shamgar, Adv.; Talya Gerstler, Adv.

Latham & Watkins LLP

28 HaArba’a Street

North Tower, 34th floor

Tel Aviv 6473925

Israel

Email: joshua.kiernan@lw.com; joshua.dubofsky@lw.com;

  max.schleusener@lw.com

Attention: Joshua Kiernan; Joshua Dubofsky; Max Schleusener

Section 9.5. Interpretation.

(a) All article, section, subsection, annex, schedule and exhibit references used in this Agreement are to articles, sections and subsections of, and annexes, schedules and exhibits to, this Agreement unless otherwise specified. The annexes, exhibits and schedules attached to this Agreement constitute a part of this Agreement and are incorporated in this Agreement for all purposes.

(b) If a term is defined as one part of speech (such as a noun), it has a corresponding meaning when used as another part of speech (such as a verb). The word “or” is not exclusive, and shall be interpreted as “and/or”. Words of the masculine, feminine or neuter gender shall mean and include the correlative words of other genders, and words in the singular shall include the plural, and vice versa. The words “include,” “includes” or “including” mean “including without limitation,” and the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms refer to this Agreement as a whole and not any particular section or article in which such words appear. The words “shall” and “will” have the same meaning. The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. The term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

(c) A reference to any specific Law or to any provision of any Law, whether or not followed by the phrase “as amended,” includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto.

(d) References to any Person include references to such Person’s successors and permitted assigns.

(e) Whenever this Agreement refers to a number of days, such number refers to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including.”

(f) Headings of the articles and sections of this Agreement and the table of contents, schedules, annexes and exhibits are for convenience of the Parties only and shall be given no substantive or interpretative effect whatsoever.

(g) Each Party acknowledges that it and its counsel have been given an equal opportunity to negotiate the terms and conditions of this Agreement and that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party or any similar rule operating against the drafter of an agreement are not applicable to the construction or interpretation of this Agreement.

(h) An accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP.

(i) All monetary figures shall be in United States dollars unless otherwise specified.

(j) The phrases “furnished,” “provided,” “delivered,” “made available” and similar terms when used with respect to information, materials or documents:

(i) in respect of the Company or any Company Subsidiary, mean that such information, materials or documents have been (x) posted (in a form fully visible to Parent and its Representatives) to the electronic data site established by the Company captioned “Ultra VDR 2022,” hosted by Intralinks, at least three (3) Business Days prior to the date of this Agreement or (y) made publicly available in the Company SEC Documents at least three (3) Business Days prior to the date of this Agreement; and

(ii) in respect of Parent or any Parent Subsidiary, mean that such information, materials or documents have been (x) posted (in a form fully visible to the Company and its Representatives) to the electronic data site established by Parent captioned “Aroma,” hosted by Datasite, at least three (3) Business Days prior to the date of this Agreement or (y) made publicly available in the Parent SEC Documents at least three (3) Business Days prior to the date of this Agreement.

Section 9.6. Counterparts. This Agreement may be executed in multiple counterparts (including by an electronic signature, electronic scan or electronic transmission in portable document format (.pdf), including (but not limited to) DocuSign, delivered by electronic mail), each of which will be deemed an original but all of which together will be considered one and the same agreement and will become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

Section 9.7. Entire Agreement; Third Party Beneficiaries.

(a) This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 8.1, the Company, Parent and Merger Sub shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Except as provided in Section 6.4, nothing in this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) or in the Confidentiality Agreement, express or implied, is intended to confer upon any Person (other than the Parties) any rights or remedies hereunder or thereunder.

Section 9.8. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger is fulfilled to the extent possible.

Section 9.9. Governing Law; Jurisdiction.

(a) This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, USA, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or otherwise) that would cause the application of the Laws of any other jurisdiction; except that provisions related to the internal affairs of the Company, the fiduciary and other duties of its directors, the procedures for implementing, and effects of, the Merger, and all other provisions of, or transactions contemplated by, this Agreement that are expressly or otherwise required to be governed by the Laws of the State of Israel shall be governed by such Laws (without limitation of the reference to the laws of the State of Delaware in Section 5.3).

(b) Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Notwithstanding the foregoing, with respect to any action or proceeding arising out of this Agreement or any of the Transactions that primarily relate to Israeli Law matters, each of the parties hereto (x) consents to submit itself to the personal jurisdiction of the courts of Tel-Aviv, Israel, and (y) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.9(b) in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by applicable Law.

Section 9.10. Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH

OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

Section 9.11. Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.12. Enforcement; Remedies.

(a) Except as otherwise expressly provided herein, any remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable injury, for which monetary damages (even if available) would not be an adequate remedy, will occur in the event that any of the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Merger or the other Transactions) are not performed in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and any further equitable relief, in each case in accordance with Section 9.9, this being in addition to any other remedy to which such Party is entitled under the terms of this Agreement at law or in equity.

(c) The Parties’ rights in this Section 9.12 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.12 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.12, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

UNITY SOFTWARE INC.

By	/s/ Luis Visoso
Name:	Luis Visoso
Title:	Senior Vice President and Chief Financial Officer

URSA AROMA MERGER SUBSIDIARY LTD.

By	/s/ Luis Visoso
Name:	Luis Visoso
Title:	Senior Vice President and
Chief Financial Officer

IRONSOURCE LTD.

By	/s/ Assaf Ben Ami
Name:	Assaf Ben Ami
Title:	CFO

[Signature Page to Agreement and Plan of Merger]

Annex A

Certain Definitions

For the purposes of this Agreement, the term:

“102 Options” means Company Options subject to tax in accordance with Section 102(b)(2) or 102(b)(3) of the Ordinance.

“102 RSUs” means Company RSUs subject to tax in accordance with Section 102(b)(2) or 102(b)(3) of the Ordinance.

“102 Shares” means Company Ordinary Shares issued upon exercise of 102 Options or vesting of 102 RSUs and deposited with the 102 Trustee.

“102 Trustee” means IBI Trusts Management Ltd., the trustee nominated by the Company as trustee for the Company Equity Plans in accordance with Section 102.

“3(i) Options” means Company Options subject to Tax in accordance with Section 3(i) of the Ordinance.

“Acceptable Confidentiality Agreement” means a confidentiality agreement entered into after the date hereof that contains terms that (i) are no less favorable to the Company or Parent, whichever is party thereto, than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain a “standstill” or similar provision or otherwise prevent the counterparty from publicly disclosing any Company Acquisition Proposal or Parent Acquisition Proposal (as applicable)) and (ii) do not in any way restrict the Company (or its Representatives) or Parent (or its Representatives), whichever is party thereto, from complying with its disclosure obligations under this Agreement.

“Anti-Corruption Law” means any applicable Law related to combating bribery and corruption, including legislation implementing the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions or the U.N. Convention Against Corruption, the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.K. Bribery Act 2010, and the Israeli Penal Law-1977, the European Union Money Laundering Directives and member states’ implementing legislation, the UK Proceeds of Crime Act 2002, the U.S. Bank Secrecy Act, USA Patriot Act and other U.S. legislation relating to money laundering and proceeds of crime, the Israeli Prohibition on Money Laundering Law, 2000 Prohibition of Financing of Terrorism Law, 5765-2005 and Combating Criminal Organizations Law, 5763-2003.

“Articles of Association” means the Amended and Restated Articles of Association of the Company, as in effect on the date hereof.

“Business Day” means each day that is not a Friday, Saturday, Sunday or other day on which the Federal Reserve Bank of San Francisco or banking corporations in Israel (pursuant to the directives of the Bank of Israel) are authorized or required by applicable Law to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means any offer, proposal or indication of interest from a Person (other than a proposal or offer by Parent or any Parent Subsidiary) at any time relating to any transaction or series of related transactions (other than the Transactions) involving: (a) any acquisition or purchase by any Person, directly or indirectly, of more than fifteen percent (15%) of any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares), or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning more than fifteen percent (15%) of any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares); (b) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company and a Person pursuant to which the shareholders of the Company immediately preceding such transaction hold less than eighty five percent (85%) of the equity interests in the surviving, resulting or ultimate parent entity of such transaction (whether by voting power or number of shares); or (c) any sale, lease, exchange, transfer or other disposition to a Person of more than fifteen percent (15%) of the consolidated assets of the Company and the Company Subsidiaries (measured by the fair market value thereof).

“Company Equity Awards” means the Company Options and the Company RSUs.

“Company Equity Plans” means (i) the Company’s 2013 Share Incentive Plan, as amended and restated from time to time, and (ii) the Company’s 2021 Share Incentive Plan, as amended and restated from time to time.

“Company ESPP” means the Company’s 2021 Employee Share Purchase Plan.

“Company Intellectual Property” means any Intellectual Property owned, used or practiced, or held for use or practice, by the Company or the Company Subsidiaries, including any Intellectual Property incorporated into, embodied in or otherwise used or practiced, or held for use or practice, in connection with (or planned by the Company or any Company Subsidiary to be incorporated into or otherwise used or practiced, or held for use or practice, in connection with) any Company Offering.

“Company Intellectual Property Rights” means any Intellectual Property Rights that are owned, used or practiced, or held for use or practice, by the Company or the Company Subsidiaries, including any Intellectual Property Rights incorporated into, embodied in or otherwise used or practiced, or held for use or practice, in connection with (or planned by the Company or any Company Subsidiary to be incorporated into or otherwise used or practiced, or held for use or practice, in connection with) any Company Offering.

“Company Intervening Event” means any Effect occurring or arising after the date hereof that materially affects the business, assets or operations of the Company or the Company Subsidiaries and was not known by or reasonably foreseeable by the Company or the Company Board of Directors as of or prior to the date hereof; provided, however, that in no event shall the following events, changes or developments constitute a Company Intervening Event: (A) the receipt, existence or terms of a Company Acquisition Proposal or any inquiry or communications relating thereto or any matter relating thereto or consequence thereof, (B) changes in the market price or trading volume of the Company Ordinary Shares, the Parent Common Stock or any other securities of the Company, Parent or their respective Subsidiaries, or any change in credit rating or the fact that the Company meets or exceeds (or that Parent fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period (provided that the underlying causes of any such Effects may be taken into account in determining whether a Company Intervening Event has occurred to the extent not otherwise excluded by this definition), (C) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond and/or debt prices), (D) changes in GAAP, other applicable accounting rules or applicable Law or, in any such case, changes in the interpretation thereof, or (E) natural disasters, epidemics or pandemics (including the existence and impact of COVID-19).

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business or operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effects to the extent resulting or arising from the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect exists or has occurred: (a) any changes in Israel, United States or other jurisdiction, regional, global or international economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions; (b) any changes in conditions, practices, guidelines, policies, requirements or standards in any industry or market in which the Company and the Company Subsidiaries operate; (c) any changes in political, geopolitical, regulatory or legislative conditions in Israel, the United States or any other country or region of the world; (d) any changes after the date hereof in GAAP or the interpretation thereof; (e) any changes after the date hereof in applicable Law or the interpretation thereof; (f) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from this definition of a “Company Material Adverse Effect” may be taken into account); (g) any acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters, epidemics or pandemics (including the COVID-19 pandemic) or other force majeure events, including any material worsening of such conditions threatened or existing as of the date hereof; (h) the execution and delivery of this Agreement, the identity of Parent or any Parent Subsidiary, the pendency or consummation of this Agreement, the Merger and the other Transactions (including the effect thereof on the relationships with current or prospective customers, suppliers, distributors, partners, financing sources, employees or sales representatives), or the public announcement of this Agreement or the Transactions, including any litigation arising out of or relating to this Agreement or the Transactions, in each case only to the extent resulting from the execution and delivery of this Agreement, the identity of Parent or any Parent Subsidiary, the pendency or consummation of this Agreement, the Merger and the other Transactions, or the public announcement of this Agreement and the Transactions, as applicable (provided that this clause (h) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution and delivery of this Agreement, the pendency or consummation of this Agreement, the Merger and the other Transactions or to address the consequences of litigation); (i) any action or failure to take any action which action or failure to act is requested in writing by Parent or otherwise expressly required by this Agreement (other than pursuant to Section 5.1); and (j) any changes in the Company’s share price or the trading volume of the Company’s shares or any change in the ratings or ratings outlook for the Company or any of its Subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from this definition of a “Company Material Adverse Effect” may be taken into account); provided that with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e) and (g), if such Effect has had a disproportionate adverse effect on the Company or any Company Subsidiary relative to other companies operating in the industry in which the Company and the Company Subsidiaries operate, then only the incremental disproportionate adverse effect of such Effect shall be taken into account for the purpose of determining whether a Company Material Adverse Effect exists or has occurred.

“Company Permitted Liens” means any Lien (i) for Taxes not yet due or that are being contested in good faith by appropriate proceedings; (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising by operation of Law in the ordinary course of business for amounts not yet delinquent or that are being contested in good faith and by appropriate proceedings; (iii) is specifically disclosed on the most recent consolidated balance sheet of the Company or the notes thereto included in the Company SEC Documents as of the date hereof; (iv) which is a statutory or common law Lien to secure landlords, lessors or renters under leases or rental agreements; (v) which is imposed on the underlying fee interest in real property subject to a real property lease; (vi) that arises as a result of a non-exclusive license or other non-exclusive grant of rights under Intellectual Property in the ordinary course of business consistent with past practice; (vii) that arises from pledges or deposits to secure obligations pursuant to workers’ compensation Laws, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, in each case in the ordinary course of business consistent with past practice; (viii) which is an immaterial defect, imperfection or irregularity in title, charge, easement, covenant and right of way of record or zoning, building and other similar restriction, in each case, that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any Company Subsidiary; (ix) that has arisen in the ordinary course of business consistent with past practice and does not adversely affect the value, ownership, use or operation of the property subject thereto; and (x) Liens described on Annex A of the Company Disclosure Letter.

“Company Option” means each option to purchase Company Ordinary Shares granted under any Company Equity Plan that is outstanding and unexercised immediately prior to the Effective Time.

“Company Offerings” means any material products or services marketed, offered, licensed, provided, sold, distributed or otherwise made available by or on behalf of the Company or any of the Company Subsidiaries, and any products or services currently being developed (or already developed) by or for the Company or any of the Company Subsidiaries.

“Company RSU” means each restricted stock unit award relating to Company Ordinary Shares granted under any Company Equity Plan that is outstanding immediately prior to the Effective Time.

“Company Shareholders Agreement” means the Second Amended and Restated Shareholders Rights Agreement, dated March 20, 2021, by and among the Company, the shareholders listed on Schedule A thereto, and the persons listed on Schedule B thereto.

“Company Software” means all Software owned or purported to be owned by or developed (or currently being developed) by or for, or exclusively licensed to, the Company or the Company Subsidiaries.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Company Superior Proposal” means a bona fide, written Company Acquisition Proposal (with references in the definition thereof to fifteen percent (15%) and eighty-five percent (85%) being deemed to be replaced with references to fifty percent (50%)) by a third party, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors to be more favorable to the Company Shareholders from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal or offer (including the transaction consideration, conditionality, timing, certainty of financing and/or regulatory approvals and likelihood of consummation) and this Agreement (and, if applicable, any changes to the terms of this Agreement proposed by Parent pursuant to Section 5.3)).

“Confidentiality Agreement” means the Mutual Confidentiality Agreement, dated May 17, 2022, between Parent and the Company, as may be amended.

“Contaminant” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “corruptant,” “worm,” “malware,” “spyware,” or “trackware” (as such terms are commonly understood in the software industry) or any other code designed, intended to, or that does have any of the following functions: (a) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any computer, tablet computer, handheld device or other device, or (b) damaging or destroying any data or file without a user’s consent.

“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, instrument, permit, concession, franchise, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other commitment or undertaking of any nature.

“Contractor” means any consultant, independent contractor, or service provider (whether engaged directly or indirectly) of the Company or any of the Company Subsidiaries.

“COVID-19” means SARS-CoV-2 or COVID-19 and any evolutions or mutations thereof or related or associated epidemics, pandemics, or disease outbreaks, or any escalation or worsening of any of the foregoing (including subsequent waves).

“COVID-19 Measures” means any public health, quarantine, “shelter in place,” “stay at home,” social distancing, shut down, furlough, closure, sequester, safety or similar law, requirement, directive or mandate promulgated by any Governmental Entity, in each case in connection with or in response to COVID-19.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Law” means any applicable Laws which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances; the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of persons or property, including protection of the health and safety of employees; or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Export Control Laws” means (i) economic or financial sanctions or trade embargoes imposed, administered, or enforced by applicable Governmental Entities (“Sanctions”), including those by the United States government through the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”) or the United States Department of State, the United Nations Security Council, the European Union or its Member States, Israel (including the Israeli Ministry of Finance and the Israeli Ministry of Defense), or the United Kingdom, (ii) applicable trade, export control, import, and anti-boycott laws and regulations imposed, administered, or enforced by the United States government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701 1706), the Export Controls Act of 2018 (22 U.S.C. § 2751 et seq.), the Export Control Reform Act of 2018, Section 999 of the Code, Title 19 of the U.S. Code, the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30), (iii) applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the United Kingdom, including the Export Control Act 2002 and the Export Control Order 2008 (each as amended), (iv) applicable trade, export control, encryption control, import, and antiboycott laws and regulations imposed, administered, or enforced by Israel, including the Israel Defense Export Control Law – 2007 and all regulations and orders promulgated thereunder, including all orders and procedures of the Israeli Ministry of

Defense, the Israeli Defense Export Controls Agency and the Israeli Ministry of Economy, the Law Governing the Control of Commodities and Services – 1957, the Import and Export Ordinance-1979, the Import and Export Order (Control of Dual-Purpose Goods, Services and Technology Exports) – 2006, Import and Export Order (Control of Chemical, Biological and Nuclear-Sector Exports)-2004, the Israel Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended, the Control of Products and Services Declaration (Engagement in Means of Encryption)-1998 and Trading With The Enemy Ordinance, 1939, and (v) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country in which the Company or the Company Subsidiaries conduct their business.

“Governmental Entity” means (a) any supranational, national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (b) any public international governmental organization or (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition (including patent and trademark offices and self-regulatory organizations).

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores, and mycotoxins.

“HSR Act” means the United States Hart -Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, (a) all obligations for borrowed money; (b) all obligations evidenced by bonds, debentures, notes or similar instruments; (c) all Indebtedness of others secured by any Lien on owned or acquired property, whether or not the Indebtedness secured thereby has been assumed; (d) all guarantees (or any other arrangement having the economic effect of a guarantee) of Indebtedness of others; (e) all finance and capital lease obligations and all synthetic lease obligations (not including operating leases); (f) all obligations, contingent or otherwise, of such Person as an account party in respect of financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments; (g) all securitization transactions; (h) all obligations representing the deferred and unpaid purchase price of property (other than trade payables incurred in the ordinary course of business consistent with past practice); (i) all obligations, contingent or otherwise, in respect of bankers’ acceptances (in each case solely to the extent funds have been drawn and are payable thereunder); and (j) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination).

“Intellectual Property” means any (a) technology, formulae, algorithms, procedures, processes, methods, subroutines, systems, techniques, ideas, know-how, trade secrets, concepts, creations, inventions, discoveries, and improvements (whether patentable or unpatentable and whether or not reduced to practice); (b) technical, engineering, manufacturing, product, marketing, servicing, business, financial, supplier, personnel and other information, research, and materials; (c) Proprietary Information and confidential information (including customer, subscriber and supplier lists, customer and supplier contact and registration information, customer correspondence and customer purchasing histories, and business and marketing plans and proposals); (d) specifications, designs, industrial designs, models, diagrams, devices, prototypes, schematics and development tools; (e) Software, websites, content, images, logos, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, and other works of authorship and copyrightable subject matter; (f) databases and other compilations and collections of data or information (“Databases”); (g) Marks; (h) domain names, uniform resource locators and other names and locators associated with the Internet (“Domain Names”); and (i) tangible embodiments of any of the foregoing, in any form or media whether or not specifically listed in this definition.

“Intellectual Property License” means any license, sublicense, right, covenant, right or obligation of non-assertion, concurrent use agreement, settlement agreement, pre-rights declaration, co-existence agreement, agreement not to enforce or prosecute, permission, immunity, consent, release or waiver under or with respect to any Intellectual Property or Intellectual Property Rights.

“Intellectual Property Rights” means any rights in Intellectual Property (anywhere in the world, whether statutory, common Law or otherwise) including (a) Patents; (b) Copyrights; (c) other rights with respect to Software, including registrations of these rights and applications to register these rights; (d) industrial design rights and registrations of these rights and applications to register these rights; (e) rights with respect to Marks, and all registrations for Marks and applications to register Marks; (f) rights with respect to Domain Names, including registrations for Domain Names; (g) trade secret rights and rights with respect to Proprietary Information, including rights to limit the use or disclosure of Proprietary Information by any Person; (h) rights with respect to Databases, including registrations of these rights and applications to register these rights; (i) rights of publicity and personality, including all rights with respect to use of a Person’s name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials; (j) rights in or relating to applications, registrations, combinations, revisions, divisions, continuations, continuations-in-part, renewals, reissues, reversions, reexaminations, or extensions of any of the foregoing; (k) all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing, including for any past or ongoing infringement, misuse or misappropriation; and (l) any rights equivalent or similar to any of the foregoing.

“Investor Rights Agreement” means the Amended and Restated Investor Rights Agreement, dated May 7, 2019, by and among Parent and the other parties thereto.

“ISA No-Action Letter” shall mean a letter from the ISA confirming that the ISA shall not initiate proceedings in connection with the requirements of the Israeli Securities Law concerning the publication of a prospectus in respect of the Merger Consideration to be issued to Israeli shareholders of the Company or applicable holders of the Company’s securities to whom the Israeli Securities Law applies, including, to the extent applicable, any holders of Company Options and Company RSUs.

“Israeli Securities Law” shall mean the Israeli Securities Law, 1968.

“ITA” shall mean the Israel Tax Authority.

“IT Systems” means all computer, information technology and data processing systems, facilities, firmware, middleware, routers, hubs, switches, and services, including all Software, hardware, networks, communications facilities, platforms and related systems and services owned, leased or licensed by the Company or any Company Subsidiary and otherwise used in the operation of the Company’s business.

“Knowledge” will be deemed to be, as the case may be, the actual knowledge of (a) the individuals set forth on Section 1.1(a) of the Parent Disclosure Letter with respect to Parent or Merger Sub and (b) the individuals set forth on Section 1.1(a) of the Company Disclosure Letter with respect to the Company, in each case of (a) and (b), after reasonable inquiry of those employees of such Party and its Subsidiaries who would reasonably be expected to have actual knowledge of the matter in question.

“Law” means any law (including common law), statute, requirement, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity.

“Licensed IP” means all Company Intellectual Property Rights and Company Intellectual Property that are not Owned Company IP.

“Lien” means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, conditional or installment sale agreement, encumbrance, covenant, charge, claim, option, right of first refusal, easement, right of way, encroachment, occupancy right, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), whether voluntarily incurred or arising by operation of Law.

“Marks” means trademarks, service marks, logos and design marks, trade dress, trade names, fictitious and other business names, and brand names, together with all goodwill associated with any of the foregoing.

“Net Share” means, with respect to a Company Option, the quotient obtained by dividing (a) the product of (i) the excess, if any, of the Per Share Cash Equivalent Consideration over the per share exercise price of such Company Option, multiplied by (ii) the number of Company Ordinary Shares subject to such Company Option, by (b) the Per Share Cash Equivalent Consideration.

“NYSE” means the New York Stock Exchange.

“Open Source Software” means any Software or other Intellectual Property that is subject to or licensed, provided or distributed under any open source license, including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license.

“Ordinance” shall mean the Israeli Income Tax Ordinance [New Version] 5721—1961, as amended, and the rules and regulations promulgated thereunder.

“Patents” means patents and patent applications, utility models and applications for utility models, inventor’s certificates and applications for inventor’s certificates, and invention disclosure statements.

“Parent Equity Plans” means (i) Parent’s 2009 Stock Plan, (ii) Parent’s 2019 Stock Plan, (iii) Parent’s 2020 Equity Incentive and (iv) Parent’s 2020 Employee Stock Purchase Plan, in each case, as amended from time to time.

“Parent Permitted Liens” means any Lien (i) for Taxes not yet due or that are being contested in good faith by appropriate proceedings; (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising by operation of Law in the ordinary course of business for amounts not yet delinquent or that are being contested in good faith and by appropriate proceedings; (iii) is specifically disclosed on the most recent consolidated balance sheet of Parent or the notes thereto included in the Parent SEC Documents as of the date hereof; (iv) which is a statutory or common law Lien to secure landlords, lessors or renters under leases or rental agreements; (v) which is imposed on the underlying fee interest in real property subject to a real property lease; (vi) that arises as a result of a non-exclusive license or other non-exclusive grant of rights under Intellectual Property in the ordinary course of business consistent with past practice; (vii) that arises from pledges or deposits to secure obligations pursuant to workers’ compensation Laws, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, in each case in the ordinary course of business consistent with past practice; (viii) which is an immaterial defect, imperfection or irregularity in title, charge, easement, covenant and right of way of record or zoning, building and other similar restriction, in each case, that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by Parent or any Parent Subsidiary; (ix) that has arisen in the ordinary course of business consistent with past practice and does not adversely affect the value, ownership, use or operation of the property subject thereto; and (x) Liens described on Annex A of the Parent Disclosure Letter.

“Owned Company IP” means all Registered Company Intellectual Property Rights and all other Company Intellectual Property Rights and Company Intellectual Property owned or purported to be owned by, or subject to an obligation to be assigned to, the Company or any Company Subsidiary.

“Owned Parent IP” means all Registered Parent Intellectual Property Rights and all other Parent Intellectual Property Rights and Parent Intellectual Property owned or purported to be owned by, or subject to an obligation to be assigned to, the Parent or any Parent Subsidiary.

“Parent Acquisition Proposal” means any offer, proposal or indication of interest from a Person at any time relating to any transaction or series of related transactions (other than the Transactions) involving: (a) any acquisition or purchase by any Person, directly or indirectly, of more than fifteen percent (15%) of any class of outstanding voting or equity securities of Parent (whether by voting power or number of shares), or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning more than fifteen percent (15%) of any class of outstanding voting or equity securities of Parent (whether by voting power or number of shares); (b) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving Parent and a Person pursuant to which the stockholders of Parent immediately preceding such transaction hold less than eighty five percent (85%) of the equity interests in the surviving, resulting or ultimate parent entity of such transaction (whether by voting power or number of shares); or (c) any sale, lease, exchange, transfer or other disposition to a Person of more than fifteen percent (15%) of the consolidated assets of Parent and its Subsidiaries (measured by the fair market value thereof).

“Parent Contractor” means any consultant, independent contractor, or service provider (whether engaged directly or indirectly) of the Parent or any of the Parent Subsidiaries.

“Parent Intellectual Property” means any Intellectual Property owned, used or practiced, or held for use or practice, by the Parent or the Parent Subsidiaries, including any Intellectual Property incorporated into, embodied in or otherwise used or practiced, or held for use or practice, in connection with (or planned by the Parent or any Parent Subsidiary to be incorporated into or otherwise used or practiced, or held for use or practice, in connection with) any Parent Offering.

“Parent Intellectual Property Rights” means any Intellectual Property Rights that are owned, used or practiced, or held for use or practice, by the Parent or the Parent Subsidiaries, including any Intellectual Property Rights incorporated into, embodied in or otherwise used or practiced, or held for use or practice, in connection with (or planned by the Parent or any Parent Subsidiary to be incorporated into or otherwise used or practiced, or held for use or practice, in connection with) any Parent Offering.

“Parent Intervening Event” means any Effect occurring or arising after the date hereof that materially affects the business, assets or operations of Parent or the Parent Subsidiaries and was not known by or reasonably foreseeable by Parent or the Parent Board of Directors as of or prior to the date hereof; provided, however, that in no event shall the following events, changes or developments constitute a Parent Intervening Event: (A) the receipt, existence or terms of a Parent Acquisition Proposal or any inquiry or communications relating thereto or any matter relating thereto or consequence thereof, (B) changes in the market price or trading volume of the Company Ordinary Shares, the Parent Common Stock or any other securities of the Company, Parent or their respective Subsidiaries, or any change in credit rating or the fact that Parent meets or exceeds (or that Company fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period (provided that the underlying causes of any such Effects may be taken into account in determining whether a Parent Intervening Event has occurred to the extent not otherwise excluded by this definition), (C) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond and/or debt prices), (D) changes in GAAP, other applicable accounting rules or applicable Law or, in any such case, changes in the interpretation thereof, or (E) natural disasters, epidemics or pandemics (including the existence and impact of COVID-19).

“Parent Licensed IP” means all Parent Intellectual Property Rights and Parent Intellectual Property that are not Owned Parent IP.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business or operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that no Effects to the extent resulting or arising from the following shall be deemed to constitute a Parent Material Adverse Effect or shall be taken into account when determining whether a Parent Material Adverse Effect exists or has occurred: (a) any changes in Israel, United States or other jurisdiction, regional, global or international economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions; (b) any changes in conditions, practices, guidelines, policies, requirements or standards in any industry or market in which Parent and the Parent Subsidiaries operate; (c) any changes in political, geopolitical, regulatory or legislative conditions in Israel, the United States or any other country or region of the world; (d) any changes after the date hereof in GAAP or the interpretation thereof; (e) any changes after the date hereof in applicable Law or the interpretation thereof; (f) any failure by Parent to meet any internal or published projections, estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Parent to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from this definition of a “Parent Material Adverse Effect” may be taken into account); (g) any acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters, epidemics or pandemics (including the COVID-19 pandemic) or other force majeure events, including any material worsening of such conditions threatened or existing as of the date hereof; (h) the execution and delivery of this Agreement, the identity of the Company or any Company Subsidiary, the pendency or consummation of this Agreement, the Merger and the other Transactions (including the effect thereof on the relationships with current or prospective customers, suppliers, distributors, partners, financing sources, employees or sales representatives), or the public announcement of this Agreement or the Transactions, including any litigation arising out of or relating to this Agreement or the Transactions, in each case only to the extent resulting from the execution and delivery of this Agreement, the identity of the Company or any Company Subsidiary, the pendency or consummation of this Agreement, the Merger and the other Transactions, or the public announcement of this Agreement and the Transactions, as applicable (provided that this clause (h) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution and delivery of this Agreement, the pendency or consummation of this Agreement, the Merger and the other Transactions or to address the consequences of litigation); (i) any action or failure to take any action which action or failure to act is requested in writing by the Company or otherwise expressly required by this Agreement; and (j) any changes in Parent’s stock price or the trading volume of Parent’s stock or any change in the ratings or ratings outlook for Parent or any of its Subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from this definition of a “Parent Material Adverse Effect” may be taken into account); provided that with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e) and (g), if such Effect has had a disproportionate adverse effect on Parent or any Parent Subsidiary relative to other companies operating in the industry in which Parent and the Parent Subsidiaries operate, then only the incremental disproportionate adverse effect of such Effect shall be taken into account for the purpose of determining whether a Parent Material Adverse Effect exists or has occurred.

“Parent Offerings” means any material products or services marketed, offered, licensed, provided, sold, distributed or otherwise made available by or on behalf of the Parent or any of the Parent Subsidiaries, and any products or services currently being developed (or already developed) by or for the Parent or any of the Parent Subsidiaries.

“Parent Personal Information” means (i) all information defined or described by the Parent or a Parent Subsidiary or defined under any Privacy Law as “personal data,” “personal information,” “personally identifiable information” or other similar term, and (ii) all information regarding or capable of being associated with an identified or identifiable individual or device, including (a) name, physical address, telephone number, email address, username, financial account number, government-issued identifier, medical, health or insurance information, gender, date of birth, educational or employment information and records, religious or political views or affiliations, marital or other status, photograph, face geometry or other biometric information, and any other information used or intended to be used to identify, contact or precisely locate an individual or device; (b) any information regarding an individual’s activities online or on a mobile device or other application (e.g., searches conducted, web pages, video or other content visited or viewed); and (c) Internet Protocol addresses and other persistent identifiers. Personal Information may relate to any individual, including a user of Internet and device applications who views or interacts with the Parent Offerings and a current, prospective or former customer, employee or vendor of any Person. Personal Information includes information in any form, including paper, electronic and other forms.

“Parent Related Party Contract” means any Contracts or other transactions between the Parent or any Parent Subsidiaries, on the one hand, and any director, officer, and any record or beneficial owner of five percent (5%) or more of the number or voting power of any securities of the Parent, on the other hand, including the Investor Rights Agreement.

“Parent Service Provider” means any officer, director, employee or Parent Contractor of the Parent or any Parent Subsidiary.

“Parent Subsidiaries” means the Subsidiaries of Parent.

“Parent Software” means all Software owned or purported to be owned by or developed (or currently being developed) by or for, or exclusively licensed to, the Parent or the Parent Subsidiaries.

“Parent Superior Proposal” means a bona fide, written Parent Acquisition Proposal (with references in the definition thereof to fifteen percent (15%) and eighty-five percent (85%) being deemed to be replaced with references to fifty percent (50%)) by a third party, which the Parent Board of Directors determines in good faith after consultation with Parent’s outside legal counsel and financial advisors to be more favorable to the stockholders of Parent from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal or offer (including the transaction consideration, conditionality, timing, certainty of financing and/or regulatory approvals and likelihood of consummation) and this Agreement (and, if applicable, any changes to the terms of this Agreement proposed by the Company pursuant to Section 5.4)).

“Parent Trading Price” means the volume weighted average closing sale price of one (1) share of Parent Common Stock as reported on NYSE for the ten (10) consecutive trading days ending on the trading day immediately preceding the Closing Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

“Per Share Cash Equivalent Consideration” means the sum (rounded to the nearest cent) of the product obtained by multiplying (i) the Exchange Ratio by (ii) the Parent Trading Price.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Personal Information” means (i) all information defined or described by the Company or a Company Subsidiary or defined under any Privacy Law as “personal data,” “personal information,” “personally identifiable information” or other similar term, and (ii) all information regarding or capable of being associated with an identified or identifiable individual or device, including (a) name, physical address, telephone number, email address, username, financial account number, government-issued identifier, medical, health or insurance information, gender, date of birth, educational or employment information and records, religious or political views or affiliations, marital or other status, photograph, face geometry or other biometric information, and any other information used or intended to be used to identify, contact or precisely locate an individual or device; (b) any information regarding an individual’s activities online or on a mobile device or other application (e.g., searches conducted, web pages, video or other content visited or viewed); and (c) Internet Protocol addresses and other persistent identifiers. Personal Information may relate to any individual, including a user of Internet and device applications who views or interacts with the Company Offerings and a current, prospective or former customer, employee or vendor of any Person. Personal Information includes information in any form, including paper, electronic and other forms.

“Privacy Law” means, to the extent applicable to the Company or a Company Subsidiary, (i) any Law or guidance issued by any Governmental Entity relating to the privacy, security or Processing of Personal Information, (ii) the Payment Card Industry Data Security Standard, (iii) any self-regulatory guidelines or rules relating to the Processing of Personal Information, and (iv) any Law relating to call or electronic monitoring or recording or outbound calling, text messaging, faxing or email marketing.

“Proceedings” means all actions, suits, hearings, arbitrations, litigations, mediations, audits, investigations, examinations or other similar proceedings, in each case, by or before any Governmental Entity.

“Proprietary Information” means information and materials not generally known to the public, including trade secrets and other confidential and proprietary information.

“Process” means any operation performed on Personal Information, including collection, creation, receipt, access, use, handling, compilation, analysis, monitoring, maintenance, storage, transmission, transfer (including cross-border transfer), protection, disclosure, destruction or disposal. “Processing”, “Processed” and words of similar import have the same meaning.

“Registered Company Intellectual Property Rights” means (a) all issued Patents, pending Patent applications, Mark registrations, applications for Mark registrations, Copyright registrations, applications for Copyright registrations, industrial design registrations, applications for industrial design registrations and Domain Name registrations owned or purported to be owned, by the Company or any Company Subsidiary, and (b) any other applications, registrations, recordings and filings filed by or on behalf of the Company or any Company Subsidiary (or otherwise authorized by or in the name of the Company or any Company Subsidiary) with respect to any Company Intellectual Property Rights.

“Registered Parent Intellectual Property Rights” means (a) all issued Patents, pending Patent applications, Mark registrations, applications for Mark registrations, Copyright registrations, applications for Copyright registrations, industrial design registrations, applications for industrial design registrations and Domain Name registrations owned or purported to be owned, by the Parent or any Parent Subsidiary, and (b) any other applications, registrations, recordings and filings filed by or on behalf of the Parent or any Parent Subsidiary (or otherwise authorized by or in the name of the Parent or any Parent Subsidiary) with respect to any Parent Intellectual Property Rights.

“Regulatory Laws” means any applicable supranational, national, federal, state, county, local or foreign antitrust, competition, trade regulation, or foreign investment Laws that are designed or intended to prohibit, restrict or regulate (a) actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended, and other similar antitrust, competition or trade regulation laws of any jurisdiction other than the United States or (b) investments by entities that are deemed a foreign entity for purposes of any applicable Law or regulation.

“Related Party Contract” means any Contracts or other transactions between the Company or any Company Subsidiaries, on the one hand, and any director, officer, and any record or beneficial owner of five percent (5%) or more of the number or voting power of any securities of the Company, on the other hand, including the Company Shareholders Agreement.

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of such Person and its Subsidiaries.

“SEC” means the United States Securities and Exchange Commission.

“Section 102” means Section 102 of the Ordinance.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Service Provider” means any officer, director, employee or Contractor of the Company or any Company Subsidiary.

“Spin-Off Tax Ruling” means the ruling of the ITA dated December 29, 2020 in connection with the transfer of certain assets of the Company to TypeA Holdings Ltd..

“Software” means all (a) computer programs, including all software implementations of algorithms, code, programs, applications, APIs, models, methodologies and implementations thereof (including mobile phone applications, HTML code, firmware and other software embedded in hardware devices), whether in Source Code or object code or machine readable form; (b) Databases, data and metadata; (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, information and know-how related to any of the foregoing, including user manuals and other training documentation.

“Source Code” means computer Software and code, in form other than object code or machine readable form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other entity, whether incorporated or unincorporated, of which (i) such first Person directly or indirectly owns at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) such first Person is a general partner or managing member.

“Tax” or “Taxes” means any U.S. federal, state, local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, occupation, environmental, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax and any additional amounts imposed with respect thereto, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated Tax filing or declaration filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.

Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
102 Tax Ruling	Section 6.19(b)
103K Tax Ruling	Section 6.19(a)
104H Tax Ruling	Section 6.19(c)
401(k) Termination Date	Section 6.7(c)
Academic Institutions	Section 3.14(j)
Agreement	Preamble
Alternative ISA Approvals	Section 6.18(c)
Base Amount	Section 6.4(c)
Book-Entry Share	Section 2.1(a)(i)
Cancelled Shares	Section 2.1(a)(ii)
Certificate	Section 2.1(a)(i)
Certificate of Merger	Section 1.4
Closing	Section 1.3
Closing Date	Section 1.3
Collective Bargaining Agreement	Section 3.11(a)
Companies Registrar	Section 1.4
Company	Preamble
Company Acquisition Agreement	Section 5.3(a)
Company Benefit Plan	Section 3.10(a)
Company Board of Directors	Recitals
Company Board Recommendation	Recitals
Company Capitalization Date	Section 3.2(a)
Company Change of Recommendation	Section 5.3(a)
Company Class A Shares	Recitals
Company Class B Shares	Recitals
Company Disclosure Letter	Article III
Company Expenses	Section 8.2(d)
Company Leases	Section 3.16
Company Ordinary Shares	Recitals

Company Outstanding Confidentiality Agreements	Section 5.3(a)
Company Permits	Section 3.9(b)
Company SEC Documents	Section 3.5(a)
Company Shareholder Approval	Section 3.3(b)
Company Shareholder Voting Agreement	Recitals
Company Shareholders Meeting	Section 5.5(e)
Company Shareholders	Recitals
Company Termination Fee	Section 8.2(b)(i)
Continuing Employees	Section 6.7(a)
Continuing Service Provider	Section 2.3(a)(i)
Converted Parent RSU	Section 2.3(b)(i)
Converted Parent Stock Option	Section 2.3(a)(i)
Databases	Annex A
DOJ	Section 6.2(b)
Domain Names	Annex A
Dual Listing Permit	Section 6.18(a)
Effective Time	Section 1.4
Enforceability Limitations	Section 3.3(d)
Exchange Agent	Section 2.2(a)
Exchange Agent Undertaking	Section 2.4(b)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.1(a)(i)
Export Approvals	Section 3.9(f)
FCPA	Annex A
FTC	Section 6.2(b)
GAAP	Section 3.5(b)
ICL	Recitals
Indemnified Parties	Section 6.4(a)
Intended U.S. Tax Treatment	Preamble
ISA	Section 6.18(a)
Joint Proxy Statement	Section 5.5(b)
Merger	Recitals

Material Contracts	Section 3.17(a)
Material Customer	Section 3.19(a)
Material Customer Agreement	Section 3.19(a)
Material Partner	Section 3.19(c)
Material Partner Agreement	Section 3.19(c)
Material Vendor	Section 3.19(b)
Material Vendor Agreement	Section 3.19(b)
Merger Consideration	Section 2.1(a)(i)
Merger Proposal Submission Date	Section 6.17(a)(i)
Merger Proposal	Section 6.17(a)(i)
Merger Sub	Preamble
Merger Sub Shares	Section 2.1(a)(iii)
New Plans	Section 6.7(b)
Non-Continuing Service Provider	Section 2.3(a)(ii)
OFAC	Annex A
Old Plans	Section 6.7(b)
Outside Date	Section 8.1(b)(ii)
Parent	Preamble
Parent Acquisition Agreement	Section 5.4(a)
Parent Board of Directors	Recitals
Parent Board Recommendation	Recitals
Parent Change of Recommendation	Section 5.4(a)
Parent Common Stock	Recitals
Parent Common Stock Issuance	Recitals
Parent Disclosure Letter	Article IV
Parent Expenses	Section 8.2(c)
Parent Outstanding Confidentiality Agreements	Section 5.4(a)
Parent Stockholder Voting Agreement	Recitals
Parent Stockholders Meeting	Section 5.5(f)
Parent Termination Fee	Section 8.2(b)(v)
Parties	Preamble
Party	Preamble

Payoff Letter	Section 6.13
Payor	Section 2.4(a)
Registration Statement	Section 5.5(b)
Sanctioned Countries	Section 3.9(g)
Sanctioned Persons	Section 3.9(g)
Sanctions	Annex A
Sarbanes-Oxley Act	Section 3.5(a)
Section 102 Plan	Section 3.12(l)
Surviving Company	Recitals
Takeover Statute	Section 3.23
TASE	Section 6.18(a)
Tax Rulings	Section 6.19(c)(ii)
Transactions	Recitals
Valid Tax Certificate	Section 2.4(b)
VAT	Section 3.12(q)
Withholding Drop Date	Section 2.4(b)
Withholding Tax Ruling	Section 6.19(c)(ii)

Annex B

FORM OF COMPANY SHAREHOLDER VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of July 13, 2022, by and among Unity Software Inc., a Delaware corporation (“Parent”), and [•] (the “Shareholder”). Parent and the Shareholder are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, concurrently with the execution hereof, ironSource Ltd. (the “Company”), Parent and Ursa Aroma Merger Subsidiary Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company being the surviving company;

WHEREAS, as of the date hereof, the Shareholder is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the number of Class A Ordinary Shares and/or Class B Ordinary Shares of the Company, each with no par value (collectively, “Company Ordinary Shares” or “Shares”), set forth on Schedule A (all such Company Ordinary Shares, together with any Company Ordinary Shares that are hereafter issued to the Shareholder in connection with an Adjustment prior to the Expiration Time (the “After-Acquired Shares”), being referred to herein as the “Covered Shares”), provided, however, that, when used with respect to voting or consenting by or in the name of the Shareholder or any other Person acting on the Shareholder’s behalf hereunder with respect to Shares, the term “Covered Shares” shall only include the securities that are entitled to be voted (in a particular general or class vote of the shareholders), or for which the Shareholder or any other Person acting on the Shareholder’s behalf is entitled to consent (in a particular general or class vote of the shareholders), with respect thereto (which, for the avoidance of doubt, shall not include unissued Company Ordinary Shares that are subject to future issuance upon the exercise of options to acquire Company Ordinary Shares), and nothing herein shall affirmatively require (and the Shareholder undertakes no obligation or makes no representation or warranty related to) the conversion, exercise or exchange of any security into securities entitled to be voted (in a particular general or class vote of the shareholders), or for which the Shareholder is entitled to consent or act (in a particular general or class vote of the shareholders), with respect thereto; and

WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, and as a material inducement and in consideration therefor, the Shareholder has entered into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:

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1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. As used in this Agreement, the following terms have the meanings set forth below:

“Adjustment” means any stock (or share) split (including a reverse stock (or share) split), stock (or share) dividend or distribution, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or similar transaction with respect to the capital stock (or share capital) of the Company.

“Adverse Proposal” means: (i) any Company Acquisition Proposal; (ii) any action, proposal or transaction that would reasonably be expected to result in a breach of any covenant, agreement, representation or warranty or any other obligation of the Company set forth in the Merger Agreement or of the Shareholder contained in this Agreement; or (iii) any other action, proposal or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, be inconsistent with, delay, postpone or prevent the consummation of, or otherwise adversely affect, the Merger, the other transactions contemplated by this Agreement or the Merger Agreement.

“Affiliates” shall mean, with respect to any Person, any other Person which directly or indirectly controls or is controlled by or is under common control with such Person; provided, that other than with respect to Section 9.18, no direct or indirect portfolio companies (as such term is understood in the private equity industry) or investments of or affiliated with any Shareholder or any of its Affiliates shall be deemed or treated as an Affiliate of such Shareholder.

“Committed Covered Shares” shall mean those Covered Shares that are set forth in Schedule B as such Covered Shares are defined in relation to the specific shareholder meetings, shareholder votes and/or class votes.

“Expiration Time” shall mean the earlier to occur of (a) the Effective Time, and (b) the valid termination of the Merger Agreement in accordance with its terms.

“Transfer” shall mean any direct or indirect (i) sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), voluntarily or involuntarily, or entry into any contract, option or other arrangement or understanding with respect to any sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), of any Covered Shares (excluding, for the avoidance of doubt, any sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer pursuant to this Agreement or the Merger Agreement) or any right, title or interest therein; (ii) (x) deposit of any Covered Shares into a voting trust, (y) entry into a voting agreement with respect to any Covered Shares (other than this Agreement), or (z) grant of any irrevocable or revocable proxy, corporate representative appointment or power of attorney (or other consent or authorization with respect to any Covered Shares) with respect to any Covered Shares (other than as set forth in this Agreement); or (iii) any agreement or commitment (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) or (ii); provided, however, that Transfer shall not include: (1) with respect to any Company Options held by the Shareholder that expire on or prior to the termination of this Agreement, any transfer,

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sale or other disposition of any Covered Shares to the Company as payment for the (i) exercise price of such Company Options and (ii) taxes applicable to the exercise of such Company Options or (2) with respect to any Company RSUs granted to the Shareholder, (i) any transfer for the net settlement of such Company RSUs settled in Covered Shares (to pay any tax withholding obligations) or (ii) any transfer for receipt upon settlement of such Company RSUs, and the sale of a sufficient number of Covered Shares acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate taxes payable by the Shareholder as a result of such settlement, (3) a Transfer pursuant to any 10b5-1 plan of a Shareholder that was entered into prior to the date hereof or (4) any indirect Transfer of limited partner interests in any Shareholder or any investment fund affiliated with any Shareholder; provided, that such transfer does not result in any Person (other than the Person that directly or indirectly ultimately controls such Shareholder as of the date hereof) directly or indirectly ultimately controlling the general partner or controlling entity of such limited partnership or investment fund.

2. No Transfer; No Inconsistent Arrangements.

2.1 From the date hereof until the date on which the Company Shareholder Approval shall have been obtained, the Shareholder agrees not to Transfer any Covered Shares; provided, however, that the Shareholder may, (x)(i) if the Shareholder is an individual, (a) Transfer any Covered Shares to any members of the Shareholder’s immediate family, or to a trust solely for the benefit of the Shareholder or any member of the Shareholder’s immediate family (for purposes of this Agreement, “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin), or to a partnership, limited liability company or other entity of which the Shareholder and/or any member of the Shareholder’s immediate family are the legal and beneficial owners of all of the outstanding equity securities of such entity or similar interest and the Shareholder controls all of the voting power of such entity, (b) Transfer any Covered Shares by operation of law, such as pursuant to a qualified domestic order, divorce settlement or divorce decree and (c) Transfer any Covered Shares by will or under the laws of intestacy upon the death of the Shareholder, (ii) if the Shareholder is a corporate entity, limited liability company, or partnership, Transfer any Covered Shares to any other Person which directly or indirectly controls, is controlled by or is under common control with such Shareholder; but in the case of each of the foregoing clauses (i) and (ii), only if all of the representations and warranties of the Shareholder would be true and correct upon such Transfer and the transferees agree in writing to be bound by the obligations set forth herein with respect to such Covered Shares (including obligations set forth in Section 3 with respect to Committed Covered Shares to the extent such Covered Shares are also Committed Covered Shares) as if they were the Shareholder hereunder, with Parent named as an express third-party beneficiary of such agreements; (iii) release the Covered Shares from any pledge, lien or encumbrance existing on the date hereof so long as such release would not prohibit, limit, otherwise conflict with or impede (in any respect) the Shareholder’s compliance with its obligations pursuant to this Agreement; and (iv) pledge, lien or encumber any portion of the Covered Shares so long as such pledge, lien or encumbrance would not prohibit, limit, otherwise conflict with or impede (in any respect) the Shareholder’s compliance with its obligations pursuant to this Agreement (any such Transfer, a “Permitted Transfer”); (y) if any involuntary Transfer of any of the Shareholder’s Covered Shares shall occur (including a sale by the Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and

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subsequent transferees of the initial transferee) shall, subject to applicable Law, take and hold such Covered Shares subject to all of the restrictions, obligations, liabilities and rights under this Agreement (including obligations set forth in Section 3 with respect to Committed Covered Shares to the extent such Covered Shares are also Committed Covered Shares), which shall continue in full force and effect in accordance with the terms and conditions hereof until the Expiration Time. Notwithstanding the foregoing, each Shareholder may Transfer, in one or more Transfers and in addition to any Transfers described in the preceding clauses (x) and (y), up to ten (10%) of the Committed Covered Shares. Any action taken in violation of the immediately preceding sentence shall, to the fullest extent permitted by Law, be null and void ab initio. Nothing herein shall limit, restrict or impose any obligation or commitment with respect to Shares that are not Covered Shares.

2.2 From the date hereof until the Expiration Time, the Shareholder shall not, directly or indirectly, take any action that would reasonably be expected to make any of the Shareholder’s representations or warranties under this Agreement untrue or incorrect in any material respect.

2.3 Nothing in this Agreement shall obligate the Shareholder to exercise any option or any other right to acquire any Company Ordinary Shares.

3. Agreement to Vote.

3.1 Agreement to Vote. From the date hereof until the Expiration Time, the Shareholder irrevocably and unconditionally agrees that, at every meeting of the shareholders or of any class of shareholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the shareholders or any class of shareholders of the Company, the Shareholder shall, in each case, to the fullest extent that the Shareholder’s Committed Covered Shares are entitled to vote thereon: (a) appear at each such meeting or otherwise cause all such Committed Covered Shares to be counted as present thereat for the purpose of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all such Committed Covered Shares (i) in favor of (A) the consummation of the transactions contemplated by the Merger Agreement, (B) all of the matters, actions and proposals necessary to consummate the transactions contemplated by the Merger Agreement, and (C) any other transaction contemplated by the Merger Agreement or other matters that would reasonably be expected to facilitate the Merger, including any proposal to adjourn or postpone such meeting of the Company’s shareholders to a later date if there are not sufficient votes to approve the adoption of the Merger Agreement; and (ii) against any Adverse Proposal. The obligations of the Shareholder in this Section 3 shall not be affected by any Company Change of Recommendation. The Shareholder shall retain at all times the right to vote the Committed Covered Shares in the Shareholder’s sole discretion, and without any other limitation, on any matters other than those expressly set forth in this Section 3.1 that are at any time or from time to time presented for consideration to the Company’s shareholders generally. For the avoidance of doubt, the foregoing commitments in this Section 3.1 apply to any Committed Covered Shares held by any trust, limited partnership or other entity directly or indirectly holding Committed Covered Shares over which the applicable Shareholder exercises

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direct or indirect voting control (if any). Nothing herein shall limit, restrict or impose any obligation or commitment with respect to Shares that are not Covered Shares.

4. Additional Covenants.

4.1 No Solicitation. The Shareholder agrees to be bound by and comply with the provisions of Section 5.4 of the Merger Agreement, as if it was a direct party thereto, and such provisions are incorporated hereto mutatis mutandis; with it being understood that each Shareholder shall be entitled to take any action that would be permitted by Section 5.4 of the Merger Agreement; provided, that any reference to affiliates in Section 5.4 of the Merger Agreement shall be deemed to have the same meaning as the definition of “Affiliates” hereunder.

4.2 Waiver of Certain Actions. The Shareholder agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company, any of their respective affiliates or successors or any of their respective directors, managers or officers (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the consummation of the Merger) or (b) alleging a breach of any duty of the Company Board of Directors or the Parent Board of Directors or of any Person in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby; provided, that the foregoing agreement and waiver shall not apply to any claim, derivative or otherwise, under or related to this Agreement.

4.3 Notice of Certain Events. The Shareholder agrees to notify Parent of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any material breach of any of the representations and warranties of the Shareholder set forth in Section 5. Promptly upon the acquisition of any After-Acquired Shares, the Shareholder shall notify Parent of the number of After-Acquired Shares so acquired; it being understood that any such shares shall be subject to the terms of this Agreement as though owned by the Shareholder on the date hereof as Covered Shares (and, for the avoidance of doubt, such After-Acquired Shares shall not be considered as Covered Shares). The Parent shall notify the Shareholder of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any material breach of any of the representations and warranties of the Company set forth in Section 6.

5. Representations and Warranties of the Shareholder. The Shareholder represents and warrants to Parent that:

5.1 Due Organization; Authority.

(a) If the Shareholder is not an individual, (i) the Shareholder is duly organized, validly existing and in good standing (to the extent such concept is recognized under applicable Law) under the Law of its jurisdiction of incorporation or organization, as applicable, (ii) the Shareholder has the requisite power and authority to enter into and to perform its obligations under this Agreement, (iii) the execution and delivery of this Agreement by the Shareholder and the performance of its obligations hereunder and the consummation of the

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transactions contemplated hereby have been duly authorized by all necessary action on the part of the Shareholder, and (iv) no other proceedings on the part of the Shareholder are necessary to authorize the execution, delivery and performance of this Agreement by the Shareholder or to consummate the transactions contemplated hereby. If the Shareholder is an individual, the Shareholder has the requisite legal capacity, right and authority to execute, deliver and perform the Shareholder’s obligations under this Agreement and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly and validly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the Enforceability Limitations.

5.2 Ownership of the Covered Shares; Voting Power. The Shareholder is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of all of the Covered Shares and has good and marketable title to all of the Covered Shares free and clear of any lien, charge, pledge, security interest, claim, adverse ownership interest, or agreements, options, rights, understandings or arrangements or any other encumbrances or restrictions whatsoever on title, transfer or exercise of any rights of a shareholder in respect of the Covered Shares (collectively, “Liens”), other than those created by this Agreement or those imposed by applicable securities Law or for such Liens as would not prohibit, limit or otherwise conflict with the Shareholder’s compliance with its obligations pursuant to this Agreement (collectively, “Permitted Liens”). As of the date hereof, the Shareholder has not entered into any agreement to Transfer any of the Covered Shares. The Shareholder has full voting power with respect to all of the Covered Shares, and full power of disposition with respect to the Covered Shares, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all the Covered Shares. None of the Covered Shares are subject to any shareholders’ agreement, proxy, voting trust or other agreement, arrangement or Lien with respect to the voting of the Covered Shares, except as expressly provided herein (including Permitted Liens).

5.3 Non-Contravention; Consents. Neither the execution and delivery of this Agreement by the Shareholder nor the consummation of the transactions contemplated hereby nor compliance by the Shareholder with any provisions herein will (a) if the Shareholder is not an individual, violate, contravene or conflict with or result in any breach of any provision of the organizational documents of the Shareholder, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of the Shareholder, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other securities laws and the rules and regulations promulgated thereunder, (c) violate, conflict with, or result in a breach of or default under any provisions of, or require any consent, waiver or approval under any of the terms, conditions or provisions of any material Contract to which the Shareholder is a party or by which the Shareholder or any of the Covered Shares may be bound, (d) result in the creation or imposition of any Lien (other than any Lien created by Parent or Merger Sub or the Permitted Liens) on any asset of the Shareholder or (e) violate any Law applicable to the Shareholder or by which any of the Covered Shares are bound, except, in the case of each of the clauses above, as would not, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by the Shareholder of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay the Shareholder’s ability to perform its obligations hereunder.

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5.4 No Proceedings. As of the date hereof, there is no Proceeding pending against or, to the knowledge of the Shareholder, threatened against the Shareholder or any of the Shareholder’s properties or assets (including any of the Covered Shares) that would, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by the Shareholder of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay the Shareholder’s ability to perform its obligations hereunder.

5.5 Acknowledgment of the Terms and Conditions. The Shareholder has been represented by or had opportunity to be represented by independent counsel, and to the extent the Shareholder is not an individual, such Shareholder’s authorized officers have carefully read and fully understood this Agreement and the Merger Agreement.

5.6 No Finder’s Fees. No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement based upon the arrangements made by or on behalf of the Shareholder in his or its capacity as such.

6. Representations and Warranties of Parent. Parent represents and warrants to the Shareholder that:

6.1 Due Organization; Authority. Parent is duly organized, validly existing and in good standing under the Laws of Delaware. Parent has the requisite power and authority to enter into and to perform its obligations under this Agreement. The execution and delivery of this Agreement by Parent and performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize the execution, delivery and performance of this Agreement by Parent or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered on behalf of Parent and, assuming the due authorization, execution and delivery of this Agreement on behalf of each Shareholder, constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Limitations.

6.2 Non-Contravention; Consents. Neither the execution and delivery of this Agreement by Parent nor the consummation of the transactions contemplated hereby nor compliance by Parent with any provisions herein will (a) violate, contravene or conflict with or result in any breach of any provision of the Parent Governing Documents, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of Parent, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other securities laws and the rules and regulations promulgated thereunder, (c) violate, conflict with, or result in a breach of or default under any provisions of, or require any consent, waiver or approval under any of the terms, conditions or provisions of any material Contract to which Parent is a party or by which Parent may be bound, (d) result in the creation or imposition of any Lien on any asset of Parent or (e) violate any Law applicable to Parent, except, in the case of each of the clauses above, as would not, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by Parent of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay Parent’s ability to perform its obligations hereunder.

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6.3 No Proceedings. There is no Proceeding pending against or, to the knowledge of Parent, threatened against Parent that would, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by Parent of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay Parent’s ability to perform its obligations hereunder.

7. Termination. Unless earlier terminated by the written consent of the Parent (in its sole and absolute discretion), this Agreement shall terminate automatically and shall have no further force or effect as of the Expiration Time. Upon termination of this Agreement, no Party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 7 shall relieve any Party from liability for fraud or any willful breach of this Agreement prior to termination hereof and (ii) the provisions of this Section 7 and Section 9 shall survive any termination of this Agreement. In the event that the Parent terminates any other voting agreement entered into in connection with the Merger Agreement or the Merger, this Agreement shall automatically terminate.

8. Reliance. The Shareholder understands and acknowledges that that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Shareholder’s execution, delivery and performance of this Agreement.

9. Miscellaneous.

9.1 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

9.2 Binding Effect and Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns. Any assignment in violation of this Section 9.2 shall be void.

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9.3 Amendments and Waivers. Any provision of this Agreement may be amended, modified, supplemented or waived if, but only if, such amendment, modification, supplement or waiver is in writing and is signed, in the case of an amendment, modification or supplement by each Party to this Agreement or, in the case of a waiver, by each Party against whom the waiver is to be effective. No failure or delay by any Party to assert any of its rights under this Agreement or otherwise shall constitute a waiver of such rights.

9.4 Specific Performance; Injunctive Relief. The Parties agree that irreparable injury, for which monetary damages (even if available) would not be an adequate remedy, will occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and any further equitable relief, in each case in accordance with Section 9.6, this being in addition to any other remedy to which such Party is entitled under the terms of this Agreement at law or in equity. The Parties’ rights in this Section 9.4 are an integral part of the transactions contemplated hereby and each Party hereby waives any objections to any remedy referred to in this Section 9.4 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.4, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

9.5 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given in the manner described in Section 9.4 of the Merger Agreement, addressed as follows: (i) if to the Parent, to its address or email address set forth in Section 9.4 of the Merger Agreement, and (ii) if to the Shareholder, to the Shareholder’s address or email address set forth on a signature page hereto, or to such other address or email address as such Party may hereafter specify for the purpose by notice to each other Party hereto.

9.6 Applicable Law; Jurisdiction of Disputes. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, USA, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or otherwise) that would cause the application of the Laws of any other jurisdiction; except that provisions related to the internal affairs of the Company, the fiduciary and other duties of its directors, the procedures for implementing, and effects of, the Merger, and all other provisions of, or transactions contemplated by, this Agreement that are expressly or otherwise required to be governed by the Laws of the State of Israel shall be governed by such Laws. Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties

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hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Notwithstanding the foregoing, with respect to any action or proceeding arising out of this Agreement or any of the transactions contemplated hereby that primarily relate to Israeli Law matters, each of the parties hereto (x) consents to submit itself to the personal jurisdiction of the courts of Tel-Aviv, Israel, and (y) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.6 in the manner provided for notices in Section 9.5. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by applicable Law.

9.7 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8 Entire Agreement. This Agreement, together with the Merger Agreement contains the entire understanding of the Parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the Parties with respect to such subject matter.

9.9 Counterparts. This Agreement may be executed manually or by other electronic transmission by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf or DocuSign format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

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9.10 Interpretation. When a reference is made in this Agreement to sections, such reference shall be to a section of this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act; provided, that no direct or indirect portfolio companies (as such term is understood in the private equity industry) or investments of or affiliated with the Shareholder of any of its Affiliates shall be deemed or treated as an Affiliate of the Shareholder. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if.” The term “or” is not exclusive, and shall be interpreted as “and/or.” The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. The headings set forth in this Agreement or any schedule delivered pursuant to this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or such schedule or any term or provision hereof or thereof. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person, unless otherwise indicated or the context otherwise requires. A reference to any specific Law or to any provision of any Law, whether or not followed by the phrase “as amended,” includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

9.11 Capacity as Shareholder. No person executing this Agreement who is or becomes an officer or director of the Company makes any agreement or understanding herein in his or her capacity as such officer or director. The Shareholder signs solely in his, her or its capacity as the record and beneficial owner of the Covered Shares. Nothing herein shall limit or affect any actions taken by a Shareholder or any officer, director, employee, affiliate or representative of a Shareholder solely in his or her capacity as an officer or director of the Company, including without limitation, exercising his or her fiduciary duties in connection thereto.

9.12 Adjustments. After the date of this Agreement and prior to the termination of this Agreement in accordance with Section 7, in the event of an Adjustment, the term “Covered Shares” and “Committed Covered Shares” shall each be deemed to refer to and include any stock (or share) and any securities into which or for which any or all of such stock (or share) and securities may be changed or exchanged or which are received in such Adjustment.

9.13 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

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9.14 No Agreement Until Executed. This Agreement shall not be effective unless and until (i) the Merger Agreement is executed and delivered by all parties thereto and (ii) this Agreement is executed and delivered by all Parties.

9.15 Further Assurances. The Shareholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use the Shareholder’s reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law, to perform the Shareholder’s obligations under this Agreement.

9.16 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any Person other than the Parties and each such Party’s respective heirs, successors and permitted assigns, except as otherwise set forth herein.

9.17 Non-Survival of Representations and Warranties. The respective representations and warranties of the Shareholder and Parent contained herein shall not survive the closing of the transactions contemplated hereby and by the Merger Agreement.

9.18 Non-Recourse. Notwithstanding anything herein to the contrary, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or to the extent related to this Agreement may only be brought against the entities that are expressly named as Parties hereto and their respective successors and assigns. Except as set forth in the immediately preceding sentence, no past, present or future director, officer, manager, employee, incorporator, member, partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, advisor or representative of any Party hereto, and no past, present or future director, officer, manager, employee, incorporator, member, partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, advisor or representative of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of any Party hereto under this Agreement (whether in tort, contract or otherwise). The Parties acknowledge and agree that the Non-Recourse Parties are third party beneficiaries of this Section 9.18, each of whom may enforce the provisions thereof.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have executed this Voting Agreement as of the date first above written.

UNITY SOFTWARE INC.

By:
Name:
Title:

[•]

By:
Name:
Address:
E-mail:

[Signature Page to Voting Agreement]

SCHEDULE A

COVERED SHARES

Name of Shareholder	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares
[•]	[•]	[•]

SCHEDULE B

“Committed Covered Shares” shall mean:

• In connection with a vote at a meeting in which Class A Ordinary Shares and Class B Ordinary Shares are voting together as a single class:

Name of Shareholder	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares
[•]	[•]	[•]

•	In connection with a vote at a meeting of Class A Ordinary Shares:

Name of Shareholder	Number of Class A Ordinary Shares
[•]	[•]

•	In connection with a vote at a meeting of Class B Ordinary Shares:

Name of Shareholder	Number of Class B Ordinary Shares
[•]	[•]

Annex C

FORM OF PARENT STOCKHOLDER VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of July 13, 2022, by and among ironSource Ltd., a company organized under the laws of the State of Israel (the “Company”), and the parties listed on Schedule A hereof (each a “Shareholder” and collectively, the “Shareholders”). Parent and the Shareholders are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, concurrently with the execution hereof, the Company, Unity Software Inc., a Delaware corporation (“Parent”) and Ursa Aroma Merger Subsidiary Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company being the surviving company;

WHEREAS, as of the date hereof, each Shareholder is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the number of shares of Common Stock of Parent, par value $0.00005 (collectively, “Parent Shares”), set forth on Schedule A (all such Parent Shares, together with any Parent Shares issued in connection with an Adjustment prior to the Expiration Time (the “After-Acquired Shares”), being referred to herein as the “Covered Shares”); and

WHEREAS, as a condition to the willingness of the Company to enter into the Merger Agreement, and as a material inducement and in consideration therefor, the Shareholders and the Company have entered into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:

10. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. As used in this Agreement, the following terms have the meanings set forth below:

“Adjustment” means any stock (or share) split (including a reverse stock (or share) split), stock (or share) dividend or distribution, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or similar transaction with respect to the capital stock (or share capital) of Parent.

“Adverse Proposal” means: (i) any Parent Acquisition Proposal, (ii) any action, proposal or transaction that would reasonably be expected to result in a breach of any covenant, agreement, representation or warranty or any other obligation of Parent set forth in the Merger Agreement or of a Shareholder contained in this Agreement; or (iii) any other action, proposal or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, be inconsistent with, delay, postpone or prevent the consummation of, or otherwise adversely affect, the Merger, the other transactions contemplated by this Agreement or the Merger Agreement.

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“Affiliates” shall mean, with respect to any Person, any other Person which directly or indirectly controls or is controlled by or is under common control with such Person; provided, that other than with respect to Section 9.18, no direct or indirect portfolio companies (as such term is understood in the private equity industry) or investments of or affiliated with any Shareholder or any of its Affiliates shall be deemed or treated as an Affiliate of such Shareholder.

“Expiration Time” shall mean the earlier to occur of (a) the Effective Time, and (b) the valid termination of the Merger Agreement in accordance with its terms.

“Transfer” shall mean any direct or indirect (i) sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), voluntarily or involuntarily, or entry into any contract, option or other arrangement or understanding with respect to any sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), of any Covered Shares (excluding, for the avoidance of doubt, any sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer pursuant to this Agreement or the Merger Agreement) or any right, title or interest therein; (ii) (x) deposit of any Covered Shares into a voting trust, (y) entry into a voting agreement with respect to any Covered Shares (other than this Agreement), or (z) grant of any irrevocable or revocable proxy, corporate representative appointment or power of attorney (or other consent or authorization with respect to any Covered Shares) with respect to any Covered Shares (other than as set forth in this Agreement); or (iii) any agreement or commitment (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) or (ii); provided, however, that Transfer shall not include: (1) with respect to any Parent Options held by a Shareholder that expire on or prior to the termination of this Agreement, any transfer, sale or other disposition of any Covered Shares to Parent as payment for the (i) exercise price of such Parent Options and (ii) taxes applicable to the exercise of such Company Options, (2) with respect to any Parent RSUs granted to a Shareholder, (i) any transfer for the net settlement of such Parent RSUs settled in Covered Shares (to pay any tax withholding obligations) or (ii) any transfer for receipt upon settlement of such Parent RSUs, and the sale of a sufficient number of Covered Shares acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate taxes payable by a Shareholder as a result of such settlement, (3) a Transfer pursuant to any 10b5-1 plan of a Shareholder that was entered into prior to the date hereof or (4) any indirect Transfer of limited partner interests in any Shareholder or any investment fund affiliated with any Shareholder; provided, that such transfer does not result in any Person (other than the Person that directly or indirectly ultimately controls such Shareholder as of the date hereof) directly or indirectly ultimately controlling the general partner or controlling entity of such limited partnership or investment fund.

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11. No Transfer; No Inconsistent Arrangements.

11.1 From the date hereof until the date on which the Parent Stockholder Approval shall have been obtained, each Shareholder, severally and not jointly, agrees not to Transfer the Covered Shares held by such Shareholder; provided, however, that (x) such Shareholder may (i) if such Shareholder is an individual, (a) Transfer any Covered Shares to any members of such Shareholder’s immediate family, or to a trust solely for the benefit of such Shareholder or any member of such Shareholder’s immediate family (for purposes of this Agreement, “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin), or to a partnership, limited liability company or other entity of which such Shareholder and/or any member of such Shareholder’s immediate family are the legal and beneficial owners of all of the outstanding equity securities of such entity or similar interest and such Shareholder controls all of the voting power of such entity, (b) Transfer any Covered Shares by operation of law, such as pursuant to a qualified domestic order, divorce settlement or divorce decree and (c) Transfer any Covered Shares by will or under the laws of intestacy upon the death of such Shareholder, (ii) if such Shareholder is a corporate entity, limited liability company, or partnership, Transfer any Covered Shares to any other Person which directly or indirectly controls, is controlled by or is under common control with such Shareholder; but in the case of each of the foregoing clauses (i) and (ii), only if all of the representations and warranties of such Shareholder would be true and correct upon such Transfer and the transferees agree in writing to be bound by the obligations set forth herein with respect to such Covered Shares as if they were such Shareholder hereunder, with the Company named as an express third-party beneficiary of such agreements; (iii) release the Covered Shares from any pledge, lien or encumbrance existing on the date hereof so long as such release would not prohibit, limit, otherwise conflict with or impede (in any respect) such Shareholder’s compliance with its obligations pursuant to this Agreement; and (iv) pledge, lien or encumber any portion of the Covered Shares so long as such pledge, lien or encumbrance would not prohibit, limit, otherwise conflict with or impede (in any respect) such Shareholder’s compliance with its obligations pursuant to this Agreement (any such Transfer, a “Permitted Transfer”); (y) if any involuntary Transfer of any of such Shareholder’s Covered Shares shall occur (including a sale by such Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall, subject to applicable Law, take and hold such Covered Shares subject to all of the restrictions, obligations, liabilities and rights under this Agreement, which shall continue in full force and effect in accordance with the terms and conditions hereof until the Expiration Time and (z) each Shareholder may Transfer, in one or more Transfers and in addition to any Transfers described in the preceding clauses (x) and (y), up to ten (10%) percent in the aggregate of the Covered Shares held by such Shareholder as of the date of this Agreement (and the restrictions on Transfer set forth in this Agreement shall not apply to any such Transfer). Any action taken in violation of the immediately preceding sentence shall, to the fullest extent permitted by Law, be null and void ab initio. Nothing herein shall limit, restrict or impose any obligation or commitment with respect to Parent Shares that are not Covered Shares.

11.2 From the date hereof until the Expiration Time, each Shareholder shall not, directly or indirectly, take any action that would reasonably be expected to make any of such Shareholder’s representations or warranties under this Agreement untrue or incorrect in any material respect.

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12. Agreement to Vote.

12.1 Agreement to Vote. From the date hereof until the Expiration Time, each Shareholder, severally and not jointly, irrevocably and unconditionally agrees with the Company that, at every meeting of the shareholders or of any class of shareholders of Parent, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the shareholders or any class of shareholders of Parent, such Shareholder shall, in each case, to the fullest extent that such Shareholder’s Covered Shares are entitled to vote thereon: (a) appear at each such meeting or otherwise cause all such Covered Shares to be counted as present thereat for the purpose of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all such Covered Shares (i) in favor of (A) the consummation of the transactions contemplated by the Merger Agreement, (B) all of the matters, actions and proposals necessary to consummate the transactions contemplated by the Merger Agreement, (C) any other transaction contemplated by the Merger Agreement, and (D) any proposal to adjourn or postpone such meeting of stockholders of Parent to a later date if there are not sufficient votes to approve the adoption of the Merger Agreement; and (ii) against any Adverse Proposal. The obligations of each Shareholder in this Section 3 shall not be affected by any Parent Change of Recommendation. Each Shareholder shall retain at all times the right to vote the Covered Shares in such Shareholder’s sole discretion, and without any other limitation, on any matters other than those expressly set forth in this Section 3.1 that are at any time or from time to time presented for consideration to Parent’s shareholders generally. For the avoidance of doubt, the foregoing commitments in this Section 3.1 apply to any Covered Shares held by any trust, limited partnership or other entity directly or indirectly holding Covered Shares over which the applicable Shareholder exercises direct or indirect voting control (if any).

13. Additional Covenants.

13.1 No Solicitation. Each Shareholder, severally and not jointly, agrees to be bound by and comply with the provisions of Section 5.4 of the Merger Agreement, as if it was a direct party thereto, and such provisions are incorporated hereto mutatis mutandis; with it being understood that each Shareholder shall be entitled to take any action that would be permitted by Section 5.4 of the Merger Agreement; provided, that any reference to affiliates in Section 5.4 of the Merger Agreement shall be deemed to have the same meaning as the definition of “Affiliates” hereunder.

13.2 Waiver of Certain Actions. Each Shareholder agrees, severally and not jointly, not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company, any of their respective affiliates or successors or any of their respective directors, managers or officers (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the consummation of the Merger) or (b) alleging a breach of any duty of the Company Board of Directors or the Parent Board of Directors or of any Person in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby; provided, that the foregoing agreement and waiver shall not apply to any claim, derivative or otherwise, under or related to this Agreement or related to the Lock-Up Undertaking and/or the transactions contemplated thereby or hereby.

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13.3 Notice of Certain Events. Each Shareholder agrees, severally and not jointly, to notify the Company of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any material breach of any of the representations and warranties of such Shareholder set forth in Section 5. Promptly upon the acquisition of any After-Acquired Shares, the applicable Shareholder shall notify the Company of the number of After-Acquired Shares so acquired; it being understood that any such shares shall be subject to the terms of this Agreement as though owned by such Shareholder on the date hereof as Covered Shares (and, for the avoidance of doubt, such After-Acquired Shares shall not be considered as Covered Shares following such Transfer unless such Transfer was a Permitted Transfer). The Company shall notify each Shareholder of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any material breach of any of the representations and warranties of the Company set forth in Section 6.

14. Representations and Warranties of the Shareholders. Each Shareholder, severally and not jointly, represents and warrants to the Company that:

14.1 Due Organization; Authority.

(a) If the Shareholder is not an individual, (i) the Shareholder is duly organized, validly existing and in good standing (to the extent such concept is recognized under applicable Law) under the Law of its jurisdiction of incorporation or organization, as applicable, (ii) the Shareholder has the requisite power and authority to enter into and to perform its obligations under this Agreement, (iii) the execution and delivery of this Agreement by the Shareholder and the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Shareholder, and (iv) no other proceedings on the part of the Shareholder are necessary to authorize the execution, delivery and performance of this Agreement by the Shareholder or to consummate the transactions contemplated hereby. If the Shareholder is an individual, the Shareholder has the requisite legal capacity, right and authority to execute, deliver and perform the Shareholder’s obligations under this Agreement and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly and validly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the Enforceability Limitations.

14.2 Ownership of the Covered Shares; Voting Power. The Shareholder is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of all of the Covered Shares and has good and marketable title to all of the Covered Shares free and clear of any lien, charge, pledge, security interest, claim, adverse ownership interest, or agreements, options, rights, understandings or arrangements or any other encumbrances or restrictions whatsoever on title, transfer or exercise of any rights of a shareholder in respect of the Covered Shares (collectively, “Liens”), other than those created by this Agreement or those imposed by applicable securities Law or for such Liens as would not prohibit, limit or otherwise conflict with the Shareholder’s compliance with its obligations pursuant to this Agreement (collectively, “Permitted Liens”).The Covered Shares listed on Schedule A constitute all of the Parent Shares

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beneficially owned by the Shareholder as of the date hereof. As of the date hereof, the Shareholder has not entered into any agreement to Transfer any of the Covered Shares. The Shareholder has full voting power with respect to all of the Covered Shares, and full power of disposition with respect to the Covered Shares, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all the Covered Shares. None of the Covered Shares are subject to any shareholders’ agreement, proxy, voting trust or other agreement, arrangement or Lien with respect to the voting of the Covered Shares, except as expressly provided herein (including Permitted Liens) or in the Investor Rights Agreement of Parent.

14.3 Non-Contravention; Consents. Neither the execution and delivery of this Agreement by the Shareholder nor the consummation of the transactions contemplated hereby nor compliance by the Shareholder with any provisions herein will (a) if the Shareholder is not an individual, violate, contravene or conflict with or result in any breach of any provision of the organizational documents of the Shareholder, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of the Shareholder, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other securities laws and the rules and regulations promulgated thereunder, (c) violate, conflict with, or result in a breach of or default under any provisions of, or require any consent, waiver or approval under any of the terms, conditions or provisions of any material Contract to which the Shareholder is a party or by which the Shareholder or any of the Covered Shares may be bound, (d) result in the creation or imposition of any Lien (other than any Lien created by Parent or Merger Sub or the Permitted Liens) on any asset of the Shareholder or (e) violate any Law applicable to the Shareholder or by which any of the Covered Shares are bound, except, in the case of each of the clauses above, as would not, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by the Shareholder of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay the Shareholder’s ability to perform its obligations hereunder.

14.4 No Proceedings. As of the date hereof, there is no Proceeding pending against or, to the knowledge of the Shareholder, threatened against the Shareholder or any of the Shareholder’s properties or assets (including any of the Covered Shares) that would, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by the Shareholder of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay the Shareholder’s ability to perform its obligations hereunder.

14.5 Acknowledgment of the Terms and Conditions. The Shareholder has been represented by or had opportunity to be represented by independent counsel, and to the extent the Shareholder is not an individual, such Shareholder’s authorized officers have carefully read and fully understood this Agreement and the Merger Agreement.

14.6 No Finder’s Fees. No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement based upon the arrangements made by or on behalf of the Shareholder in his or its capacity as such.

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15. Representations and Warranties of the Company. The Company represents and warrants to each Shareholder that:

15.1 Due Organization; Authority. The Company is duly organized, validly existing and in good standing under the Laws of the State of Israel. The Company has the requisite power and authority to enter into and to perform its obligations under this Agreement. The execution and delivery of this Agreement by the Company and performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement by the Company or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered on behalf of the Company and, assuming the due authorization, execution and delivery of this Agreement on behalf of each Shareholder, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Limitations.

15.2 Non-Contravention; Consents. Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby nor compliance by the Company with any provisions herein will (a) violate, contravene or conflict with or result in any breach of any provision of the Company Governing Documents, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of the Company, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other securities laws and the rules and regulations promulgated thereunder, (c) violate, conflict with, or result in a breach of or default under any provisions of, or require any consent, waiver or approval under any of the terms, conditions or provisions of any material Contract to which the Company is a party or by which the Company may be bound, (d) result in the creation or imposition of any Lien on any asset of the Company or (e) violate any Law applicable to the Company, except, in the case of each of the clauses above, as would not, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by the Company of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay the Company’s ability to perform its obligations hereunder.

15.3 No Proceedings. There is no Proceeding pending against or, to the knowledge of the Company, threatened against the Company that would, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by the Company of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay the Company’s ability to perform its obligations hereunder.

16. Termination. Unless earlier terminated by the written consent of the Company (in its sole and absolute discretion), this Agreement shall terminate automatically and shall have no further force or effect as of the Expiration Time. Upon termination of this Agreement, no Party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 7 shall relieve any Party from liability for fraud or any willful breach of this Agreement prior to termination hereof and (ii) the provisions of this Section 7 and Section 9 shall survive any termination of this Agreement. In the event that the Company terminates any other voting agreement entered into in connection with the Merger Agreement or the Merger, this Agreement shall automatically terminate.

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17. Reliance. Each Shareholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon such Shareholder’s execution, delivery and performance of this Agreement.

18. Miscellaneous.

18.1 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

18.2 Binding Effect and Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns. Any assignment in violation of this Section 9.2 shall be void.

18.3 Amendments and Waivers. Any provision of this Agreement may be amended, modified, supplemented or waived if, but only if, such amendment, modification, supplement or waiver is in writing and is signed, in the case of an amendment, modification or supplement by each Party to this Agreement or, in the case of a waiver, by each Party against whom the waiver is to be effective. No failure or delay by any Party to assert any of its rights under this Agreement or otherwise shall constitute a waiver of such rights.

18.4 Specific Performance; Injunctive Relief. The Parties agree that irreparable injury, for which monetary damages (even if available) would not be an adequate remedy, will occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and any further equitable relief, in each case in accordance with Section 9.6, this being in addition to any other remedy to which such Party is entitled under the terms of this Agreement at law or in equity. The Parties’ rights in this Section 9.4 are an integral part of the transactions contemplated hereby and each Party hereby

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waives any objections to any remedy referred to in this Section 9.4 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.4, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

18.5 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given in the manner described in Section 9.4 of the Merger Agreement, addressed as follows: (i) if to the Company, to its address or email address set forth in Section 9.4 of the Merger Agreement, and (ii) if to a Shareholder, to such Shareholder’s address or email address set forth on a signature page hereto, or to such other address or email address as such Party may hereafter specify for the purpose by notice to each other Party hereto.

18.6 Applicable Law; Jurisdiction of Disputes. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, USA, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or otherwise) that would cause the application of the Laws of any other jurisdiction; except that provisions related to the internal affairs of the Company, the fiduciary and other duties of its directors, the procedures for implementing, and effects of, the Merger, and all other provisions of, or transactions contemplated by, this Agreement that are expressly or otherwise required to be governed by the Laws of the State of Israel shall be governed by such Laws. Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Notwithstanding the foregoing, with respect to any action or proceeding arising out of this Agreement or any of the transactions contemplated hereby that primarily relate to Israeli Law matters, each of the parties hereto (x) consents to submit itself to the personal jurisdiction of the courts of Tel-Aviv, Israel, and (y) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the

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judgment or in any other manner provided by applicable Law. Each Party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.6 in the manner provided for notices in Section 9.5. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by applicable Law.

18.7 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7.

18.8 Entire Agreement. This Agreement, together with the Merger Agreement contains the entire understanding of the Parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the Parties with respect to such subject matter.

18.9 Counterparts. This Agreement may be executed manually or by other electronic transmission by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf or DocuSign format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

18.10 Interpretation. When a reference is made in this Agreement to sections, such reference shall be to a section of this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act; provided, that no direct or indirect portfolio companies (as such term is understood in the private equity industry) or investments of or affiliated with any Shareholder of any of its Affiliates shall be deemed or treated as an Affiliate of such Shareholder. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if.” The term “or” is not exclusive, and shall be interpreted as “and/or.” The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. The headings set forth in this Agreement or any schedule delivered pursuant to this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or such schedule or any term or provision hereof or thereof. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person, unless otherwise

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indicated or the context otherwise requires. A reference to any specific Law or to any provision of any Law, whether or not followed by the phrase “as amended,” includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

18.11 Capacity as Shareholder. No person executing this Agreement who is or becomes an officer or director of the Company makes any agreement or understanding herein in his or her capacity as such officer or director. Each Shareholder signs solely in his, her or its capacity as the record and beneficial owner of the Covered Shares. Nothing herein shall limit or affect any actions taken by any Shareholder or any officer, director, employee, affiliate or representative of any Shareholder solely in his or her capacity as an officer or director of the Company, including without limitation, exercising his or her fiduciary duties in connection thereto.

18.12 Adjustments. After the date of this Agreement and prior to the termination of this Agreement in accordance with Section 7, in the event of an Adjustment, the term “Covered Shares” shall be deemed to refer to and include any stock (or share) and any securities into which or for which any or all of such stock (or share) and securities may be changed or exchanged or which are received in such Adjustment.

18.13 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

18.14 No Agreement Until Executed. This Agreement shall not be effective unless and until (i) the Merger Agreement is executed and delivered by all parties thereto and (ii) this Agreement is executed and delivered by all Parties.

18.15 Further Assurances. Each Shareholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use such Shareholder’s reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law, to perform such Shareholder’s obligations under this Agreement.

18.16 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any Person other than the Parties and each such Party’s respective heirs, successors and permitted assigns, except as otherwise set forth herein.

18.17 Non-Survival of Representations and Warranties. The respective representations and warranties of the Shareholders and the Company contained herein shall not survive the closing of the transactions contemplated hereby and by the Merger Agreement.

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18.18 Non-Recourse. Notwithstanding anything herein to the contrary, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or to the extent related to this Agreement may only be brought against the entities that are expressly named as Parties hereto and their respective successors and assigns. Except as set forth in the immediately preceding sentence, no past, present or future director, officer, manager, employee, incorporator, member, partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, advisor or representative of any Party hereto, and no past, present or future director, officer, manager, employee, incorporator, member, partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, advisor or representative of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of any Party hereto under this Agreement (whether in tort, contract or otherwise). The Parties acknowledge and agree that the Non-Recourse Parties are third party beneficiaries of this Section 9.18, each of whom may enforce the provisions thereof.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have executed this Voting Agreement as of the date first above written.

IRONSOURCE LTD.

By:
Name:
Title:

[•]

By:
Name:
Address:
E-mail:

[Signature Page to Voting Agreement]

SCHEDULE A

COVERED SHARES

Name of Shareholder	Number of Parent Shares
[•]	[•]

Annex D

FORM OF

REGISTRATION RIGHTS AGREEMENT

BY AND AMONG

UNITY SOFTWARE INC.

AND

THE HOLDERS

DATED AS OF [•], 2022

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REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this agreement, as it may be amended, supplemented or restated from time to time in accordance with its terms, this “Agreement”), dated as of [•], 2022, by and among Unity Software Inc., a Delaware corporation (the “Company”), and the Holders (as hereinafter defined).

ARTICLE I

DEFINITIONS

Section 1.1 Defined Terms.

As used in this Agreement, the following capitalized terms (in their singular and plural forms, as applicable) have the following meanings:

“Action” has the meaning assigned to such term in Section 6.3.

“Affiliate” of a Person means any Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such other Person. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning assigned to such term in the introductory paragraph to this Agreement.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in the Borough of Manhattan, The City of New York are authorized or obligated by law or executive order to close.

“Closing” has the meaning assigned to such term in the Merger Agreement.

“Commission” means the United States Securities and Exchange Commission and any successor United States federal agency or governmental authority having similar powers and the staff thereof.

“Common Stock” means the common stock, par value US$0.000005 per share, of the Company or any capital stock of the Company or any successor into which such Common Stock is reclassified or reconstituted.

“Company” has the meaning assigned to such term in the introductory paragraph to this Agreement.

“Company Indemnified Person” has the meaning assigned to such term in Section 6.2.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations of the Commission thereunder.

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“Holders” means the Person named on Schedule I hereto and any transferee of Registrable Securities that succeeds to the rights hereunder pursuant to Section 8.5.

“Indemnified Person” has the meaning assigned to such term in Section 6.1.

“Indemnitee” has the meaning assigned to such term in Section 6.3.

“Investor Rights Agreement” means the Amended and Restated Investor Rights Agreement, dated as of May 7, 2019, by and among the Company and the other parties thereto.

“Loss” and “Losses” have the meanings assigned to such terms in Section 6.1.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of July 13, 2022, by and among the Company, Ursa Aroma Merger Subsidiary Ltd. and ironSource Ltd.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Prospectus” means the prospectus included in any Registration Statement, all amendments and supplements to such prospectus and all material incorporated by reference in such prospectus.

“register,” “registered” and “registration” mean a registration effected by preparing and filing with the Commission a Registration Statement on an appropriate form in compliance with the Securities Act, and the declaration or order of the Commission of the effectiveness of such Registration Statement under the Securities Act.

“Registrable Securities” means (i) the shares of Common Stock issued to the Holders pursuant to the Merger Agreement, (ii) any shares of Common Stock issued or issuable with respect to any shares described in clause (i) by way of a stock dividend, stock split or combination of shares, (iii) any securities into which the shares of Common Stock described in clauses (i) or (ii) may be converted or exchanged pursuant to any merger, consolidation, sale of assets, corporate conversion, reclassification, recapitalization, share exchange, reorganization or other extraordinary transaction of the Company, and (iv) any securities issued in replacement of or exchange for any of the securities described in clauses (i), (ii) or (iii); provided, however, that any particular securities shall cease to constitute “Registrable Securities” for purposes of this Agreement to the extent that: (a) a Registration Statement with respect to the sale of such Registrable Securities shall have become effective under the Securities Act and such Registrable Securities shall have been disposed of pursuant to such effective Registration Statement, (b) such Registrable Securities shall have been distributed, sold or otherwise transferred to any Person (other than an Affiliate or a direct or indirect equity owner of such Holder) pursuant to Rule 144, Regulation S or another applicable exemption from the Securities Act, and shall no longer bear a legend restricting transfer under the Securities Act and subsequent public distribution of them shall not require registration under the Securities Act, (c) such Registrable Securities are no longer outstanding or (d) with respect to the Registrable Securities held by any Holder, together with its Affiliates, the date on which such Holder, together with its Affiliates, is permitted to sell such Registrable Securities pursuant to Rule 144 with no volume or manner of sale limitations thereunder and with no requirement for the Company to be in compliance with the current public information requirement under Rule 144(c)(1).

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“Registration Statement” means any registration statement of the Company filed with, or to be filed with, the Commission under the rules and regulations promulgated under the Securities Act, including the Prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

“Regulation S” means Regulation S (or any successor thereto) promulgated under the Securities Act.

“Rule 144” means Rule 144 (or any successor thereto) promulgated under the Securities Act.

“Rule 415” means Rule 415 (or any successor thereto) promulgated under the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations of the Commission thereunder.

“Selling Stockholder Questionnaire” means the selling stockholder questionnaire substantially in the form attached as Exhibit A hereto.

“Suspension Period” has the meaning assigned to such term in Section 4.1(a).

ARTICLE II

INTERPRETATION

Section 2.1 General Interpretive Principles. Whenever used in this Agreement, except as otherwise expressly provided or unless the context otherwise requires, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. The name assigned to this Agreement and the Section captions used herein are for convenience of reference only and shall not be construed to affect the meaning, construction or effect hereof. Unless otherwise specified, the terms “hereof,” “herein,” “hereunder” and similar terms refer to this Agreement as a whole (including the exhibits and schedules hereto), and references herein to “Sections” refer to Sections of this Agreement. The words “include,” “includes” and “including,” when used in this Agreement, shall be deemed to be followed by the words “without limitation.”

ARTICLE III

SHELF REGISTRATION

Section 3.1 Shelf Registration. Subject to the other provisions hereof, including Article IV, as soon as reasonably practicable following the Closing, and in any event within thirty (30) days thereof, the Company shall file a Registration Statement or a prospectus supplement to an existing Registration Statement permitting the resale from time to time on a delayed or continuous basis pursuant to Rule 415 by the Holders of the Registrable Securities for which the Company has received completed Selling Stockholder Questionnaires. Subject to the other provisions hereof, including Article IV, the Company shall use its reasonable best efforts to

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cause such Registration Statement to become effective under the Securities Act, if applicable, as promptly as practicable after the filing thereof with the Commission and to keep such Registration Statement current and effective (including by preparing and filing with the Commission such amendments and supplements as may be necessary to keep such Registration Statement current and effective) for a period necessary for the completion of the resale of the Registrable Securities registered thereon.

Section 3.2 Registration Statement Form. The Registration Statement filed pursuant to Section 3.1 shall be filed on (a) Form S-3, if the Company is then eligible to file a Registration Statement on Form S-3 with respect to the registration of the Registrable Securities (pursuant to the General Instructions to Form S-3) (“S-3 Eligible”), which Form S-3 shall be filed as an automatically effective Registration Statement if the Company is eligible for such filing, or (b) any other appropriate form under the Securities Act for the type of offering contemplated by a Holder, if the Company is not then S-3 Eligible.

Section 3.3 Conversion to Form S-3. If the Registration Statement filed pursuant to Section 3.1 is not filed on a Form S-3 pursuant to Section 3.2(a) because the Company is not S-3 Eligible, then the Company shall use reasonable best efforts to convert any such filed Registration Statement to a Form S-3 Registration Statement as soon as reasonably practicable after the Company is eligible to use Form S-3; provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the Commission.

ARTICLE IV

SUSPENSION PERIODS

Section 4.1 Company Suspension Period.

(a) Notwithstanding anything to the contrary in this Agreement, if the Company determines in good faith that it would be materially detrimental to the Company and its stockholders for a Registration Statement to be filed pursuant to this Agreement or to either become effective or remain effective for as long as such Registration Statement otherwise would be required to remain effective, or to allow the Holders to sell securities pursuant to such Registration Statement, because such action would, (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) based on the reasonable advice of the Company’s counsel, require premature disclosure of material non-public information that the Company has a bona fide business purpose for preserving as confidential; (iii) require the inclusion or filing of pro forma financial statements, which requirement the Company is not reasonably able to comply with at such time; or (iv) render the Company unable to comply with the requirements under the Securities Act or the Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and/or to require the Holders not to sell securities pursuant to a Registration Statement or otherwise suspend the use or effectiveness of such Registration Statement, for a period of not more than fourty five (45) days (a “Suspension Period”) after the notice to the Holders is given; provided, however, that the Company may not invoke this right more than two (2) times in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such Suspension Period.

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(b) In the event of any suspension pursuant to this Article IV, the Company shall use its reasonable best efforts to keep Holders apprised of the estimated length of the anticipated delay. Upon notice by the Company to the Holders of any determination to commence a Suspension Period, the Holders shall, except as required by applicable law, including any disclosure obligations under Section 13 of the Exchange Act, keep the fact of any such Suspension Period strictly confidential, and during any Suspension Period, promptly halt any offer, sale, trading or transfer of any Registrable Securities for the duration of the Suspension Period under the applicable Registration Statement until the Company has provided notice to the Holders that the Suspension Period has been terminated. The Company will notify the Holders promptly in writing upon the termination of the Suspension Period.

(c) The Company shall, as promptly as reasonably practicable following the termination of a Suspension Period, prepare and file a Registration Statement or post-effective amendment or supplement to the applicable Registration Statement or prospectus, or any document incorporated therein by reference, or prepare and file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, the prospectus will not include a material misstatement or omission and will be effective and useable for resale of Registrable Securities.

ARTICLE V

REGISTRATION PROCEDURES

Section 5.1 Company Obligations. Whenever the Company is required pursuant to this Agreement to register Registrable Securities, it shall:

(a) provide the Holders and their respective counsel a reasonable opportunity to review any Registration Statement or prospectus supplement to be prepared and filed pursuant to this Agreement prior to the filing thereof with the Commission and consider their comments in good faith;

(b) furnish to the Holders such number of conformed copies of such Registration Statement and of each such amendment thereto (in each case including all exhibits thereto, except that the Company shall not be obligated to furnish to any such Holder more than two copies of such exhibits), such number of copies of the Prospectus included in such Registration Statement (including each preliminary Prospectus and each supplement thereto), and such number of the documents, if any, incorporated by reference in such Registration Statement or Prospectus, as the Holders reasonably may request;

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(c) on or prior to the date on which the applicable Registration Statement becomes effective, use its reasonable best efforts to register or qualify the Registrable Securities covered by such Registration Statement under such securities or “blue sky” laws of such jurisdictions as the Holders reasonably shall request, except that the Company shall not, for any such purpose, be required to qualify generally to do business as a foreign corporation in any jurisdiction in which it is not obligated to be so qualified, or to subject itself to taxation in any such jurisdiction, or to consent to general service of process in any such jurisdiction;

(d) promptly notify the Holders, at any time when a Prospectus or Prospectus supplement relating thereto is required to be delivered under the Securities Act, upon the Company becoming aware that, or upon the occurrence of any event as a result of which, the Prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, which untrue statement or omission requires amendment of the Registration Statement or supplementing of the Prospectus, and, as promptly as practicable (subject to Article IV), prepare and file with the Commission and any other appropriate authorities in the applicable jurisdictions, and furnish without charge to the Holders a reasonable number of copies of, a supplement or amendment to such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that with respect to Registrable Securities registered pursuant to such Registration Statement, each Holder agrees that it shall not enter into any transaction for the sale of any Registrable Securities pursuant to such Registration Statement during the time after the furnishing of the Company’s notice that the Company is preparing a supplement to or an amendment of such Prospectus or Registration Statement and until the filing and effectiveness thereof;

(e) promptly notify the Holders of any request by the Commission or any other federal or state governmental authority for amendments or supplements to such Registration Statement or related Prospectus;

(f) promptly notify the Holders of the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of such Registration Statement or the use of any Prospectus or the initiation of any proceedings for that purpose;

(g) use reasonable best efforts to prevent the issuance of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any preliminary or final Prospectus and, if any such order is issued, use reasonable best efforts to obtain the withdrawal of any such order at the earliest possible moment;

(h) use its reasonable best efforts to cause all Registrable Securities covered by the applicable Registration Statement to be listed or quoted on a national securities exchange or trading system and each securities exchange and trading system, if any, on which similar securities issued by the Company are then listed or quoted (which shall be the New York Stock Exchange at Closing);

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(i) reasonably cooperate with the Holders to facilitate the removal or modification of any restrictive legends attached to any Registrable Securities registered hereunder; and

(j) provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by the applicable Registration Statement.

Section 5.2 Holder Obligations. Each Holder agrees that it shall (and each Holder acknowledges and agrees that the Company’s obligations hereunder shall be subject to the Holder’s compliance with the following obligations) furnish to the Company a completed Selling Stockholder Questionnaire and promptly thereafter notify the Company of any changes to such information that would be required to be updated in a Registration Statement filed under this Agreement, including promptly notifying the Company if it becomes aware of any information regarding such Holder or its intended plan and method of distribution, as a result of which a Prospectus included in a Registration Statement hereunder, as then in effect, includes an untrue statement of material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and which untrue statement or omission requires amendment of the Registration Statement or supplementing of the Prospectus.

ARTICLE VI

INDEMNIFICATION

Section 6.1 Indemnification by the Company. The Company shall indemnify and hold harmless to the fullest extent permitted by law each Holder, such Holder’s Affiliates and their respective officers, directors, managers, partners, members and representatives, and each of their respective successors and assigns, and each other Person, if any, who controls such Holder (each such Person being sometimes referred to as an “Indemnified Person”), against any and all losses, claims, damages, liabilities (joint or several) and reasonable expenses (including reasonable costs of investigations and reasonable legal expenses) (each a “Loss” and collectively “Losses”), to which such Indemnified Person may become subject, to the extent that such Losses arise out of or are based upon (A) any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement in which such Registrable Securities were included for registration under the Securities Act, including any preliminary or summary Prospectus or any final Prospectus included in such Registration Statement (or any amendment or supplement to such Registration Statement or Prospectus) or any document incorporated by reference therein, or (B) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of the Prospectus or any preliminary Prospectus in light of the circumstances under which they were made) not misleading; provided, however, that the Company shall have no obligation to provide any indemnification or reimbursement hereunder for any Losses arising out of or based on (i) an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement, preliminary Prospectus, final Prospectus, amendment or supplement, in reliance upon and in conformity with written information furnished to the Company or its representatives by or on behalf of such Holder or other Indemnified Party expressly for inclusion in such Registration Statement, preliminary Prospectus, final Prospectus, amendment or

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supplement (a “Holder Fault”), or (ii) in the case of a sale directly by a Holder of Registrable Securities, if the Company, in accordance with Section 5.1(d), notified such Holder that a Prospectus included an untrue statement of material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and corrected such misstatement or omission in an amended or supplemented Prospectus provided to such Holder prior to the confirmation of the sale of the Registrable Securities to the Person asserting any such Loss, and such Holder failed to deliver a copy of the amended or supplemented Prospectus at or prior to such confirmation of sale.

Section 6.2 Indemnification by the Holders. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, the Company’s controlled Affiliates and their respective officers, directors, managers, partners and representatives, and each of their respective successors and assigns (each such Person being sometimes referred to as a “Company Indemnified Person”), against Losses to which the Company or any such Persons may become subject, to the extent that such Losses (or related actions or proceedings) arise out of or are based upon any Holder Fault; provided, that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under this Section 6.2 or Section 6.4 exceed the proceeds from the sale of Registrable Securities pursuant to the Registration Statement or Prospectus received by such Holder (net of any selling expenses paid by such Holder), except in the case of fraudulent misrepresentation or willful misconduct by such Holder.

Section 6.3 Notice of Claims, Etc. Promptly after receipt by any Person entitled to indemnity under Section 6.1 or Section 6.2 (an “Indemnitee”) of notice of the commencement of any action or proceeding (an “Action”) involving a claim referred to in such Sections, such Indemnitee shall, if indemnification is sought against an indemnifying party, give written notice to such indemnifying party of the commencement of such Action; provided, however, that the failure of any Indemnitee to give said notice shall not relieve the indemnifying party of its obligations under Section 6.1 or Section 6.2, except to the extent that the indemnifying party is actually prejudiced by such failure. In case an Action is brought against any Indemnitee, and such Indemnitee notifies the indemnifying party of the commencement thereof, each indemnifying party shall be entitled to participate therein and, to the extent it elects to do so by written notice delivered to the Indemnitee reasonably promptly after receiving the aforesaid notice, to assume the defense thereof with counsel selected by such indemnifying party and reasonably satisfactory to such Indemnitee; provided, however, that the Company in any event shall have the right to, as the case may be, retain or assume control of the defense of any Action brought against the Company. Notwithstanding the foregoing, the Indemnitee shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such Indemnitee, unless (i) the indemnifying party shall not have employed counsel to take charge of the defense of such Action, reasonably promptly after notice of the commencement thereof or (ii) such Indemnitee reasonably shall have concluded that there may be defenses available to it that are different from or additional to those available to the indemnifying party that, if the indemnifying party and the Indemnitee were to be represented by the same counsel, could result in a conflict of interest for such counsel or materially prejudice the prosecution of the defenses available to such Indemnitee. If any of the events specified in clauses (i) or (ii) of the preceding sentence shall have occurred or otherwise shall be applicable, then the fees and expenses of counsel for the Indemnitee shall be borne by the indemnifying party; it being understood, however, that the indemnifying

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party shall not, in connection with any one such claim or proceeding, or separate but substantially similar or related claims or proceedings arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for all Indemnitees hereunder, or for fees and expenses that are not reasonable. Anything in this Section 6.3 to the contrary notwithstanding, an indemnifying party shall not be liable for the settlement of any action effected without its prior written consent. No indemnifying party shall, without the prior written consent of the Indemnitee (which consent shall not be unreasonably withheld or delayed), consent to entry of any judgment or enter into any settlement or compromise, with respect to any pending or threatened action or claim in respect of which the Indemnitee would be entitled to indemnification or contribution hereunder (whether or not the Indemnitee is an actual party to such action or claim), which (i) does not include as a term thereof the unconditional release of the Indemnitee from all liability in respect of such action or claim or (ii) includes an admission of fault, culpability or a failure to act by or on behalf of the Indemnitee.

Section 6.4 Contribution. If the indemnification provided for in this Article VI is unavailable or insufficient to hold harmless an Indemnitee in respect of any Losses, then each indemnifying party shall, in lieu of indemnifying such Indemnitee, contribute to the amount paid or payable by such Indemnitee as a result of such Losses in such proportion as appropriate to reflect the relative fault of the indemnifying party, on the one hand, and the Indemnitee, on the other hand, which relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such Indemnitee or indemnifying party, and such parties’ relative intent, knowledge, access to information and opportunity to correct or mitigate the damage in respect of or prevent the untrue statement or omission giving rise to such indemnification obligation. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who is not guilty of such fraudulent misrepresentation.

ARTICLE VII

REGISTRATION EXPENSES

Section 7.1 Registration Expenses. The Company shall pay all expenses incident to the Company’s performance of or compliance with this Agreement, including (i) all registration and filing fees, (ii) all fees and expenses of compliance with state securities or “blue sky” laws (including reasonable fees and disbursements of counsel in connection with “blue sky” laws qualifications of the Registrable Securities), (iii) printing, duplicating, distribution, mailing and delivery expenses, (iv) internal expenses of the Company (including all salaries and expenses of its officers and employees performing legal or accounting duties), (v) fees and disbursements of counsel for the Company and fees and expenses of independent certified public accountants retained by the Company, (vi) the reasonable fees and expenses of any special experts retained by the Company, (vii) fees and expenses in connection with listing, if applicable, the Registrable Securities on a securities exchange, (xiii) fees and disbursements of the registrar and transfer agent of the Common Stock, and (xiv) reasonable fees and expenses of one counsel to the selling stockholders (such fees and expenses of counsel in an aggregate amount not to exceed $50,000). Notwithstanding the foregoing, in connection any offerings pursuant to a Registration Statement filed in accordance with this Agreement, each Holder shall pay (a) any fees and expenses of brokers or counsel (other than the one counsel referenced above) to such Holder and (b) any applicable transfer or similar taxes.

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ARTICLE VIII

MISCELLANEOUS

Section 8.1 Notice Generally. Any notice, request, consent, approval, declaration, delivery or other communication hereunder to be made pursuant to the provisions of this Agreement shall be deemed sufficiently given or made if in writing and signed by the party making the same, and either delivered in person with receipt acknowledged or sent by registered or certified mail, return receipt requested, postage prepaid, or by electronic mail (with receipt acknowledged), addressed as follows:

(a) if to any Holder, addressed to it at the address set forth next to such Holder’s name on Schedule I attached hereto; and

(b) and if to the Company, at:

Unity Software Inc.

30 3rd Street

San Francisco, CA 94103

Attn: Nora Go, Assistant Corporate Secretary

Email: norag@unity3d.com

with copies to:

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

Attn:     Eric T. McCrath

              David Slotkin

Email:   EMcCrath@mofo.com

              dslotkin@mofo.com

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or at such other address as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Every notice, request, consent, approval, declaration, delivery or other communication hereunder shall be deemed to have been duly given or served and received on the date on which personally delivered, with receipt acknowledged, delivered via electronic mail, with receipt acknowledged, or three (3) Business Days after the same shall have been deposited in the United States mail (by registered or certified mail, return receipt requested, postage prepaid), whichever is earlier.

Section 8.2 Rule 144 and Regulation S Compliance. The Company covenants that it will use reasonable best efforts to (a) timely file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder (or, if the Company is not required to file such reports, it will, upon the reasonable request of any Holder, use reasonable best efforts to make publicly available such necessary information for so long as necessary to permit sales pursuant to Rule 144 or Regulation S), and (b) take such further action as the Holders may reasonably request, all to the extent required from time to time to enable the Holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 or Regulation S or any similar rule or regulation hereafter adopted by the Commission. Upon the reasonable request of a Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements.

Section 8.3 Additional Rights. In the event the Company engages in a merger or consolidation in which the Common Stock is converted into securities of another company, appropriate arrangements will be made so that the registration rights provided under this Agreement continue to be provided to the Holders by the issuer of such securities. To the extent such new issuer, or any other company acquired by the Company in a merger or consolidation, was bound by registration rights that would conflict with the provisions of this Agreement, the Company shall modify, or cause to be modified, any such “inherited” registration rights so as not to interfere in any material respects with the rights provided under this Agreement, unless otherwise agreed by the Holders then holding a majority of the then-outstanding Registrable Securities.

Section 8.4 Limitations on Registration Rights. Notwithstanding anything to the contrary provided herein, the rights set forth in this Agreement shall be subordinate to the registration rights set forth in the Investor Rights Agreement.

Section 8.5 Successors and Assigns. Any Holder may assign its rights under this Agreement to (i) any Affiliate transferee of all or a portion of such Holder’s Registrable Securities or (ii) any non-Affiliate transferee of such Holder’s Registrable Securities; provided, that, in the case of a non-Affiliate transferee, after giving effect to such transfer, such non-Affiliate transferee

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beneficially owns Registrable Securities that represent not less than 1.0% of the outstanding shares of Common Stock as of the date of such transfer; and provided, further, that in each case, such transferee agrees in writing in form and substance reasonably acceptable to the Company to be bound by the terms of this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 8.6 Amendments; Waivers. This Agreement may be amended, supplemented or otherwise modified and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by the Company and Holders then holding a majority of the Registrable Securities; provided that if (x) any such modification, amendment, supplement, termination or waiver would adversely and disproportionately affect any Holder in a manner different than the Holders voting in favor thereof, for a reason other than a difference in the amount or percentage of Registrable Securities beneficially owned by such Holder, such modification, amendment, supplement, termination or waiver will also require the prior written approval of the holders of a majority of the Registrable Securities held by the Holder(s) so adversely and disproportionately affected. No provision of this Agreement affecting a party may be waived except pursuant to a writing signed by the party so waiving.

Section 8.7 Calculations of Beneficial Ownership. Any calculations of beneficial ownership for purposes of this Agreement shall be calculated in accordance with Rule 13(d) of the Exchange Act.

Section 8.8 No Third Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies on any persons that are not party hereto other than as expressly set forth in Article VI.

Section 8.9 Remedies. It is hereby agreed and acknowledged that it will be impossible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved Person will be irreparably damaged and will not have an adequate remedy at law. Any such Person shall, therefore, be entitled (in addition to any other remedy to which it may be entitled in law or in equity) to injunctive relief, including specific performance, to enforce such obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.

Section 8.10 Termination of Registration Rights. This Agreement shall automatically terminate as to any Holder at such time when such Holder ceases to hold any Registrable Securities. This Agreement shall terminate automatically, and the Company shall have no further obligations hereunder, at such time when no Holder holds Registrable Securities. The rights and obligations set forth in Article VI shall survive any termination of this Agreement.

Section 8.11 Severability. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

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Section 8.12 Headings. The headings used in this Agreement are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Agreement.

Section 8.13 Governing Law; Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED EXCLUSIVELY BY, CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. Each party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby may be brought in the courts of the State of New York or of the United States of America for the Southern District of New York and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth in Section 8.1, such service to become effective ten days after such mailing.

Section 8.14 Counterparts and Facsimile Execution. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument. This Agreement may be executed by electronic (.pdf) signatures and an electronic (.pdf) signature shall constitute an original for all purposes.

Section 8.15 Entire Agreement. This Agreement (i) embodies the entire agreement and understanding between the Company and the Holders in respect of the subject matter contained herein and (ii) supersedes all prior agreements and understandings between the parties with respect to the subject matter of this Agreement.

Section 8.16 Further Assurances. Each of the parties hereto shall execute such documents and perform such further acts as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.

Section 8.17 Authorship. The parties agree that the terms and language of this Agreement are the result of negotiations among the parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

COMPANY:

Unity Software Inc.

By: ________________________
Name:
Title:

Signature Page to Registration Rights Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

HOLDERS:

[•]

By: ____________________________
Name: [•]
Title: [•]

Signature Page to Registration Rights Agreement

Exhibit A

Selling Stockholder Questionnaire

[see attached]

SCHEDULE I:

HOLDER(S)

Name	Address	Number of Registrable Securities
[•]	[•]	[•]

D-1

Exhibit 10.3

Execution Version

INVESTMENT AGREEMENT

by and among

UNITY SOFTWARE INC.,

SILVER LAKE ALPINE II, L.P.

SILVER LAKE PARTNERS VI, L.P.,

SEQUOIA CAPITAL FUND, L.P.,

and the other parties named herein

Dated as of July 13, 2022

i

Exhibit A: Form of Indenture

Exhibit B: Form of Joinder

Exhibit C: Form of Issuer Agreement

Schedule I: Note Purchase Amounts

Annex A: Plan of Distribution

Annex B: Form of Service Agreement

ii

INVESTMENT AGREEMENT

This INVESTMENT AGREEMENT (this “Agreement”), dated as of July 13, 2022, is by and among (i) Unity Software Inc., a Delaware corporation (together with any successor or assign pursuant to Section 6.07, the “Company”), (ii) Silver Lake Alpine II, L.P., a Delaware limited partnership and Silver Lake Partners VI, L.P. (together with their respective successors and any Affiliate that becomes a Silver Lake Purchaser party hereto in accordance with Section 4.02 and Section 6.07, collectively, the “Silver Lake Purchasers”) and (iii) Sequoia Capital Fund, L.P., a Cayman Islands exempted limited partnership (together with its successors and any Affiliate that becomes a Sequoia Purchaser party hereto in accordance with Section 4.02 and Section 6.07, the “Sequoia Purchaser” and together with the Silver Lake Purchasers, the “Purchasers”). Capitalized terms not otherwise defined where used shall have the meanings ascribed thereto in Article I.

WHEREAS, the Purchasers desire to purchase, on a several and not joint basis, from the Company, and the Company desires to issue and sell to the Purchasers, on a several and not joint basis, subject to the terms and conditions set forth in this Agreement, the Company’s 2.0% Convertible Senior Notes due 2027 in the form attached to the Indenture and to be issued in accordance with the terms and conditions of the Indenture and this Agreement (referred to herein as the “Notes”);

WHEREAS, the Notes will not be of the same class (within the meaning of Rule 144A under the Securities Act) as any securities which are listed on a national securities exchange registered under Section 6 of the Exchange Act or quoted in a U.S. automated inter-dealer quotation system; and

WHEREAS, the Company and the Purchasers desire to set forth certain agreements herein.

NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

“Action” shall have the meaning set forth in Section 4.20(a).

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls or is controlled by or is under common control with such Person. Notwithstanding the foregoing, (i) the Company and the Company’s Subsidiaries shall not be considered Affiliates of any Purchaser or any Purchaser’s Affiliates and (ii) for purposes of the definitions of “Beneficially Own”, “Registrable Securities”, “Silver Lake Group”, “Sequoia Group”, and “Third Party” and Sections 3.02(d), 3.02(f), 4.02 and 4.06 no portfolio company of any Affiliate of Sequoia Capital Operations, LLC or Silver Lake Group, L.L.C. that serves as general partner of, or manages or advises, any investment fund or other investment entity Affiliated with Sequoia Capital Operations, LLC or Silver Lake Group, L.L.C., the Purchasers or their respective Affiliates shall be deemed an Affiliate of the applicable Purchaser and its other Affiliates so long as such portfolio company (x) has not been directed, encouraged, instructed, assisted, advised or supported by, or coordinated with, the applicable Purchaser or any of its Affiliates in carrying out any act prohibited by this Agreement, (y) is not a member of a group (as such term is defined in Section 13(d)(3) of the Exchange Act) with either the Purchasers or any of their respective Affiliates with respect to any securities of the Company, and (z) has not received from the applicable Purchaser or any Affiliate of such Purchaser, directly or indirectly, any Confidential Information (as defined in the Confidentiality Agreement) concerning the Company or its business. As used in this definition, “control” (including its correlative meanings, “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise). For the avoidance of doubt, (A) any of the Silver Lake Purchasers and their respective Affiliates shall not be deemed an “Affiliate” of any Sequoia Purchaser or their respective Affiliates and (B) any Sequoia Purchaser and its Affiliates shall not be deemed an “Affiliate” of any of the Silver Lake Purchasers or their respective Affiliates.

“Agreement” shall have the meaning set forth in the preamble hereto.

“Available” shall mean, with respect to a Registration Statement, that such Registration Statement is effective and there is no stop order with respect thereto and such Registration Statement does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, such that such Registration Statement will be available for the resale of Registrable Securities and there is not a Blackout Notice.

“Beneficially Own”, “Beneficially Owned”, “Beneficial Ownership” or “Beneficial Owner” shall have the meaning set forth in Rule 13d-3 (as in effect as of the date of this Agreement) of the rules and regulations promulgated under the Exchange Act, except that for purposes of this Agreement the words “within sixty days” in Rule 13d-3(d)(1)(i) shall not apply, to the effect that a person shall be deemed to be the Beneficial Owner of a security if that person has the right to acquire beneficial ownership of such security at any time; provided, however, for purposes of this Agreement, each Purchaser and its respective Affiliates shall at all times be deemed to have Beneficial Ownership of shares of Company Common Stock issuable to such Purchaser upon conversion of the Notes owned by such Purchaser, directly or indirectly, held by them, irrespective of any non-conversion period specified in the Notes or this Agreement or any restrictions on transfer or voting contained in this Agreement. Solely for purposes of determining the number of Company Common Shares issuable upon conversion of the Notes Beneficially Owned by each Purchaser and its Affiliates, the Notes shall be treated as if upon conversion the only settlement option under the Notes and the Indenture were shares of Company Common Stock.

“Blackout Notice” shall have the meaning set forth in Section 5.04(b).

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“Blackout Period” shall have the meaning set forth in Section 5.04(b).

“Board of Directors” shall mean the board of directors of the Company.

“Bribery Act” shall have the meaning set forth in Section 3.01(j).

“Business Day” shall mean any day, other than a Saturday, Sunday or a day on which banking institutions in The City of New York, New York are authorized or obligated by law or executive order to remain closed.

“Change in Control” shall mean the occurrence of any of the following events: (i) there occurs a sale, transfer, conveyance or other disposition of all or substantially all of the consolidated assets of the Company, (ii) any Person or “group” (other than any Purchaser) (as such term is used in Section 13(d) and 14(d) of the Exchange Act), files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such Person or group has become the direct or indirect Beneficial Owner of more than fifty percent (50%) of the total outstanding voting power of Company Common Shares entitled to vote generally in the election of directors, (iii) the Company consummates any merger, consolidation or similar transaction, unless the stockholders of the Company immediately prior to the consummation of such transaction continue to hold (in substantially the same proportion as their ownership of the Company Common Shares immediately prior to the transaction, other than changes in proportionality as a result of any cash/stock election provided under the terms of the definitive agreement regarding such transaction) more than 50% of all of the voting power of the outstanding shares of Voting Stock of the surviving or resulting entity in such transaction immediately following the consummation of such transaction or (iv) a majority of the Board of Directors is no longer composed of (x) directors who were directors of the Company on the Closing Date and (y) directors who were nominated for election or elected or appointed to the Board of Directors and approved before or after by a majority of the directors described in subclause (x) together with any incumbent directors previously elected or appointed to the Board of Directors in accordance with this subclause (y).

“Closing” shall have the meaning set forth in Section 2.02.

“Closing Date” shall have the meaning set forth in Section 2.02.

“Company” shall have the meaning set forth in the preamble hereto.

“Company Common Stock” shall mean the Common Stock, par value $0.00005 per share, of the Company.

“Company Common Shares” shall mean shares of Company Common Stock.

“Company Reports” shall have the meaning set forth in Section 3.01(g)(i).

“Confidentiality Agreement” shall mean (1) the Mutual Confidentiality Agreement by and between the Company and Silver Lake Technology Management V, L.L.C., dated as of January 12, 2018, as amended, modified or supplemented and (2) the Letter Agreement by and between Silver Lake Technology Management, L.L.C. and Sequoia Capital Operations, LLC, dated as of July 7, 2022, as amended, modified or supplemented.

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“Contract” shall mean any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, instrument, permit, concession, franchise, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other commitment or undertaking of any nature.

“Conversion Price” shall have the meaning set forth in the Indenture.

“Conversion Rate” shall have the meaning set forth in the Indenture.

“DGCL” shall mean the Delaware General Corporation Law.

“Effect” shall mean any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Eligible Participation Holders” shall have the meaning set forth in Section 5.02(a).

“Enforceability Exceptions” shall have the meaning set forth in Section 3.01(c).

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FCPA” shall have the meaning set forth in Section 3.01(j).

“GAAP” shall mean U.S. generally accepted accounting principles.

“Global Note” shall have the meaning set forth in the Indenture.

“Governmental Entity” shall mean any court, administrative agency or commission or other governmental authority or instrumentality, whether federal, state, local or foreign, and any applicable industry self-regulatory organization.

“Holder” means any Purchaser that holds Registrable Securities or any assignee of such Registrable Securities to whom rights under Section 5 have been duly assigned in accordance with Section 6.07 hereof.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indemnification Notice” shall have the meaning set forth in Section 4.20(b).

“Indemnitee” shall have the meaning set forth in Section 4.20(a).

“Indenture” shall mean an indenture in the form attached hereto as Exhibit A, as amended, supplemented or otherwise modified from time to time with the consent of the Purchasers and the Company prior to the Closing, it being agreed that the Company and the Purchasers shall consent to any changes required by the Trustee that do not adversely affect the Company or any Purchaser, or any Purchaser’s financing sources, including with respect to timing and mechanics of transfers and exchanges of Notes and interests therein, in any material respect.

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“Initial Conversion Rate” shall have the meaning set forth in Section 4.13.

“Initial Registration Statement” shall have the meaning set forth in Section 5.01(a).

“Initiating Holder” shall have the meaning set forth in Section 5.02(a).

“Intellectual Property” shall have the meaning set forth in Section 3.01(p).

“IRS” means Internal Revenue Service.

“Issuer Agreement” shall have the meaning set forth in Section 4.09.

“Joinder” shall mean, with respect to any Person permitted to sign such document in accordance with the terms hereof, a joinder executed and delivered by such Person, providing such Person to have all or a portion of the rights and obligations of a Purchaser under this Agreement, in the form and substance substantially as attached hereto as Exhibit B or such other form as may be agreed to by the Company and such Purchaser.

“Knowledge” shall mean the actual knowledge of the Company’s Chief Executive Officer, Chief Financial Officer and Vice President of Corporate Legal.

“Losses” shall mean all losses, claims, damages, liabilities, costs, expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses), judgments, fines, penalties, charges and amounts paid in settlement.

“Majority in Interest of Selling Holders” shall mean the Initiating Holder(s) and/or Participating Holders for a particular offering that hold a majority of the applicable Subject Securities being offered and sold by all Initiating Holder(s) and Participating Holders (e.g., if Notes are being offered and sold, a majority of the Notes being offered and sold).

“Marketed Underwritten Offering” shall mean an Underwritten Offering involving reasonable and customary marketing efforts in excess of forty-eight hours by the Company and the underwriters.

“Material Adverse Effect” shall mean any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business or operations of the Company and its Subsidiaries, taken as a whole; provided, however, that no Effects to the extent resulting or arising from the following shall be deemed to constitute a Material Adverse Effect or shall be taken into account when determining whether a Material Adverse Effect exists or has occurred: (a) any changes in Israel, United States or other jurisdiction, regional, global or international economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions;

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(b) any changes in conditions, practices, guidelines, policies, requirements or standards in any industry or market in which the Company and its Subsidiaries operate; (c) any changes in political, geopolitical, regulatory or legislative conditions in Israel, the United States or any other country or region of the world; (d) any changes after the date hereof in GAAP or the interpretation thereof; (e) any changes after the date hereof in any applicable law (including common law), statute, requirement, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity or the interpretation thereof; (f) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from this definition of a “Material Adverse Effect” may be taken into account); (g) any acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters, epidemics or pandemics (including the COVID-19 pandemic) or other force majeure events, including any material worsening of such conditions threatened or existing as of the date hereof; (h) the execution and delivery of this Agreement, the identity of the Purchasers or any of their Subsidiaries, the pendency or consummation of this Agreement and the Transactions (including the effect thereof on the relationships with current or prospective customers, suppliers, distributors, partners, financing sources, employees or sales representatives), or the public announcement of this Agreement or the Transactions, including any litigation arising out of or relating to this Agreement or the Transactions, in each case only to the extent resulting from the execution and delivery of this Agreement, the identity of the Purchasers or any Subsidiary of the Purchasers, the pendency or consummation of this Agreement and the Transactions, or the public announcement of this Agreement and the Transactions, as applicable (provided that this clause (h) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution and delivery of this Agreement, the pendency or consummation of this Agreement and the Transactions or to address the consequences of litigation); (i) any action or failure to take any action which action or failure to act is requested in writing by the Purchasers or otherwise expressly required by this Agreement; (j) any changes in the Company’s stock price or the trading volume of the Company’s stock or any change in the ratings or ratings outlook for the Company or any of its Subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from this definition of a “Material Adverse Effect” may be taken into account); and (k) any matters or occurrences specified in the Company’s disclosure schedule as provided pursuant to the Merger Agreement and any changes or developments resulting therefrom, provided that with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e) and (g), if such Effect has had a disproportionate adverse effect on the Company or any of its Subsidiaries relative to other companies operating in the industry in which the Company and its Subsidiaries operate, then only the incremental disproportionate adverse effect of such Effect shall be taken into account for the purpose of determining whether a Material Adverse Effect exists or has occurred.

“Merger Agreement” shall mean the Agreement and Plan of Merger, dated as of July 13, 2022, by and among the Company, Ursa Aroma Merger Subsidiary Ltd. and ironSource Ltd.

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“Merger Closing” shall mean the “Closing” as defined in the Merger Agreement.

“Merger Outside Date” shall mean the “Outside Date” as defined in the Merger Agreement as in effect on the date of this Agreement (without giving effect to any amendment, modification, supplement or waiver of the Merger Agreement following the date of this Agreement) and any extension thereto expressly contemplated by Section 8.1(b)(ii) of the Merger Agreement as in effect on the date of this Agreement (without giving effect to any amendment, modification, supplement or waiver of the Merger Agreement following the date of this Agreement).

“NYSE” shall mean The New York Stock Exchange.

“OFAC” shall have the meaning set forth in Section 3.01(j).

“Participating Holder” shall have the meaning set forth in Section 5.02(a).

“Permitted Debt Financing Transaction” shall have the meaning set forth in Section 4.02(a).

“Permitted Loan” shall have the meaning set forth in Section 4.02(a).

“Permitted Transfers” shall have the meaning set forth in Section 4.02(a).

“Person” or “person” shall mean an individual, corporation, limited liability or unlimited liability company, association, partnership, trust, estate, joint venture, business trust or unincorporated organization, or a government or any agency or political subdivision thereof, or other entity of any kind or nature.

“Plan of Distribution” shall mean the plan of distribution substantially in the form attached hereto as Annex A.

“Prohibited Transfers” shall have the meaning set forth in Section 4.02(a).

“Proxy Statement” shall have the meaning set forth in Section 3.01(f).

“Purchasers” shall have the meaning set forth in the preamble hereto.

“Registrable Securities” shall mean the Subject Securities; provided that any Subject Securities will cease to be Registrable Securities (i) in the case of Company Common Stock only, with respect to a Purchaser and its Affiliates, at such times as such Purchaser and its Affiliates collectively Beneficially Own less than 1.0% of the outstanding shares of Company Common Stock (assuming any Subject Securities Beneficially Owned by such Person and its Affiliates are converted into shares of Company Common Stock), (ii) once they have been sold in any public offering, (iii) once they have been transferred by a Purchaser in a transaction in which its rights under this Agreement are not assigned in accordance with the provisions of this Agreement, or (iv) once they cease to be outstanding; provided, further, that any Notes that have ceased to be Registrable Securities in accordance with the foregoing definition shall not thereafter become Registrable Securities.

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“Registration Statement” shall mean any registration statement of the Company filed or to be filed with the SEC under the rules and regulations promulgated under the Securities Act, including the related prospectus, amendments and supplements to such registration statement, and including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

“Registration Termination Date” shall have the meaning set forth in Section 5.01(b).

“Restricted Period” shall mean the period commencing on the Closing Date and ending on the earlier of (i) the date that is twelve (12) months following the Closing Date and (ii) the consummation of any Change in Control or entry into a definitive agreement for a transaction that, if consummated, would result in a Change in Control.

“Rule 144” shall mean Rule 144 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.

“Rule 405” shall mean Rule 405 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selling Holders” shall have the meaning set forth in Section 5.05(a)(i).

“Service Agreement” shall mean the service agreement to be entered by and between the Company and Affiliates of the Silver Lake Purchasers, in substantially the form attached hereto as Annex B.

“Sequoia Affiliate” shall mean any Affiliate of Sequoia Capital Operations, LLC that serves as general partner of, or manages or advises, any investment fund or other investment entity Affiliated with Sequoia Capital Operations, LLC that has a direct or indirect investment in the Company.

“Sequoia Group” shall mean the Sequoia Purchaser together with its Affiliates, including Sequoia Affiliates.

“Sequoia Securities” shall mean any Global Note held by any Person in the Sequoia Group.

“Silver Lake Group” shall mean each of the Silver Lake Purchasers together with their respective Affiliates, including SL Affiliates.

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“SL Affiliate” shall mean any Affiliate of Silver Lake Group, L.L.C. that serves as general partner of, or manages or advises, any investment fund or other investment entity Affiliated with Silver Lake Group, L.L.C. that has a direct or indirect investment in the Company.

“SL Securities” shall mean any Global Note held by any Person in the Silver Lake Group.

“Specified Modification” means any amendment, supplement, waiver or other modification to the Merger Agreement that (i) relates to the tax structure of the transactions contemplated by the Merger Agreement and that would have either (a) a material benefit to any holder of Common Shares that is similarly situated as the Silver Lake Group but does not similarly benefit the Silver Lake Group or (b) a material detriment to the Silver Lake Purchasers or any of their respective Affiliates and/or (ii) is materially adverse to the Purchasers or any of their respective Affiliates.

“Stockholder Approval” means the vote (whether in person or in proxy) or written consent of the holders of a majority of the outstanding Company Common Shares approving the issuance of Notes (and the issuance of Company Common Stock upon the conversion thereof) to the Purchasers pursuant to this Agreement and the issuance of Company Common Stock pursuant to the Acquisition Agreement as required under the listing standards of NYSE, including Section 312.03 of the NYSE Listed Company Manual.

“Subject Securities” shall mean, with respect to each Purchaser, (i) the Notes owned or acquired by such Purchaser; (ii) any and all shares of Company Common Stock issuable or issued upon conversion of such Notes; and (iii) any securities issued as (or issuable upon the conversion, exercise or exchange of any warrant, right or other security that is issued as) a dividend, stock split, combination or any reclassification, recapitalization, merger, consolidation, exchange or any other distribution or reorganization with respect to, or in exchange for, or in replacement of, the securities referenced in clause (i) or (ii) above or this clause (iii).

“Subsidiary” shall mean, with respect to any Person, any other Person of which 50% or more of the shares of the voting securities or other voting interests are owned or controlled, or the ability to select or elect 50% or more of the directors or similar managers is held, directly or indirectly, by such first Person or one or more of its Subsidiaries, or by such first Person, or by such first Person and one or more of its Subsidiaries.

“Take-Down Notice” shall have the meaning set forth in Section 5.02.

“Take-Down Participation Notice” shall have the meaning set forth in Section 5.02.

“Target Registration Date” shall have the meaning set forth in Section 5.01(a).

“Tax” or “Taxes” shall mean all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, value-added, and other taxes imposed by a Governmental Entity, together with all interest, penalties and additions to tax imposed with respect thereto.

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“Tax Return” shall mean a report, return or other document (including any amendments thereto) required to be supplied to a Governmental Entity with respect to Taxes.

“Third Party” shall mean, with respect to (i) any of the Silver Lake Purchasers, a Person other than any member of the Silver Lake Group or any of their respective Affiliates and (ii) a Sequoia Purchaser, a Person other than any member of the Sequoia Group or any of their respective Affiliates.

“Third Party Tender/Exchange Offer” shall have the meaning set forth in Section 4.02(a).

“Transaction Agreements” shall have the meaning set forth in Section 3.01(c).

“Transactions” shall have the meaning set forth in Section 3.01(c).

“Trustee” shall mean U.S. Bank Trust Company, National Association.

“Underwritten Offering” shall mean a sale of Registrable Securities to an underwriter or underwriters for reoffering to the public.

“Voting Stock” shall mean securities of any class or kind having the power to vote generally for the election of directors, managers or other voting members of the governing body of the Company or any successor thereto.

“WKSI” shall mean a “well known seasoned issuer” as defined under Rule 405.

Section 1.02. General Interpretive Principles. Whenever used in this Agreement, except as otherwise expressly provided or unless the context otherwise requires, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. The name assigned to this Agreement and the section captions used herein are for convenience of reference only and shall not be construed to affect the meaning, construction or effect hereof. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Unless otherwise specified, the terms “hereto,” “hereof,” “herein” and similar terms refer to this Agreement as a whole (including the exhibits, schedules and disclosure statements hereto), and references herein to Articles or Sections refer to Articles or Sections of this Agreement. For the avoidance of doubt, notwithstanding anything in this Agreement to the contrary, none of the Notes will have any right to vote, or except as expressly set forth in Section 13.04(f) of the Indenture any right to receive any dividends or other distributions that are made or paid to the holders of the shares of Company Common Stock.

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ARTICLE II

SALE AND PURCHASE

Section 2.01. Sale and Purchase. Subject to the terms and conditions of this Agreement, at the Closing, the Company shall issue and sell to each Purchaser, severally and not jointly, and each such Purchaser shall purchase and acquire from the Company, severally and not jointly, the applicable principal amount of the Notes listed opposite each such Purchaser’s name on Schedule I hereto for a purchase price equal to the principal amount of such Notes as set forth opposite each such Purchaser’s name on Schedule I hereto (such price, the “Purchase Price”).

Section 2.02. Closing.

(a) Subject to the satisfaction or waiver of the conditions precedent set forth in Sections 2.02 (b), (c) and (d), the closing (the “Closing”) of the purchase and sale of the Notes hereunder shall take place at the offices of Simpson Thacher & Bartlett LLP located at 2475 Hanover Street, Palo Alto, California 94304 at 9:00 a.m. New York time promptly following the Merger Closing on a date specified in a written notice delivered by the Company to the Purchasers at least two (2) Business Days prior to the date of such closing or such date as is mutually agreed upon in writing by the Company and the Purchasers (the date on which the Closing actually occurs, the “Closing Date”).

(b) To effect the purchase and sale of Notes, upon the terms and subject to the conditions set forth in this Agreement, at the Closing:

(i) The Company shall, and shall instruct the Trustee to, execute and deliver the Indenture and if applicable, a supplemental indenture. The Company shall deliver the fully executed Indenture to each of the Purchasers at the Closing.

(ii) The Company shall issue and deliver to each Purchaser the Notes of such Purchaser through the facilities of the Depository Trust Company, or at the option of such Purchaser, registered in the name of such Purchaser in certificated form, against payment in full by or on behalf of such Purchaser of the Purchase Price for the Notes of such Purchaser as set forth opposite each such Purchaser’s name on Schedule I hereto.

(iii) Each Purchaser shall, severally and not jointly, cause a wire transfer to be made in same day funds to an account of the Company designated in writing by the Company to each such Purchaser in an amount equal to the Purchase Price for the Notes of each such Purchaser as set forth opposite each such Purchaser’s name on Schedule I hereto.

(iv) Each Purchaser shall, severally and not jointly, deliver to the Company a duly completed and executed IRS Form W-9 or applicable IRS Form W-8 (or any successor form).

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(c) The obligations of each Purchaser (as applicable) to purchase the Notes are subject to the satisfaction or waiver by the applicable Purchaser of the following conditions as of the Closing:

(i) the Company shall have submitted a Supplemental Listing Application to the NYSE, and such Supplemental Listing Application shall have been approved by the NYSE;

(ii) the purchase and sale of the Notes shall not be prohibited or enjoined by any court of competent jurisdiction;

(iii) the Company and the Trustee shall have executed the Indenture on the Closing Date and delivered the Indenture to each Purchaser, the Company shall have executed and delivered the applicable Notes and Service Agreement to each Purchaser (as applicable) on the Closing Date and delivered to each Purchaser an Issuer Agreement (on the Closing Date (if requested));

(iv) (A) the representations and warranties of the Company set forth in Sections 3.01(a)(i), (b), (c), (d), (e), (f)(i), (l) and (o) shall be true and correct in all material respects on and as of the Closing Date (except for any representations and warranties that speak as of a specific date, which shall be true and correct in all material respects as of such date), (B) the representations and warranties of the Company set forth in Section 3.01(h)(ii) shall be true and correct on and as of the Closing Date and (C) the representations and warranties of the Company set forth in Section 3.01 (other than Sections 3.01(a)(i), (b), (c), (d), (e), (f)(i), (h)(ii), (l) and (o)) shall be true and correct on and as of the Closing Date (except for any representations and warranties that speak as of a specific date, which shall be true and correct as of such date) (without giving effect to materiality, Material Adverse Effect, or similar phrases in the representations and warranties with respect to clauses (A) and (C) of this Section 2.02(c)(iv)), except where the failure of such representations and warranties referenced in this clause (C) to be so true and correct, individually or in the aggregate, has not had a Material Adverse Effect;

(v) the Company shall have delivered to the Trustee, as custodian, the Global Notes registered in the name of The Depository Trust Company (or a nominee thereof) and such Global Notes shall be eligible for book-entry settlement with The Depository Trust Company;

(vi) the Company Common Stock shall not have been delisted from the NYSE nor shall the Company have received notice of the potential delisting of the Company Common Stock from the NYSE;

(vii) the Company shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by it on or prior to the Closing Date;

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(viii) each of the Purchasers shall have each received a certificate, dated the Closing Date, duly executed by an executive officer of the Company on behalf of the Company, certifying that the conditions specified in Section 2.02(c)(iv) and (vii) have been satisfied;

(ix) the Merger Closing shall have been consummated or shall be consummated substantially simultaneously with the Closing in accordance with the Merger Agreement without any Specified Modification unless such Specified Modification is consented to in writing by the Silver Lake Purchasers (such consent not to be unreasonably withheld, delayed or conditioned); and

(x) the Company shall have received the Stockholder Approval at the Company Stockholder Meeting.

(d) The obligations of the Company to sell the Notes to the Silver Lake Purchasers and/or the Sequoia Purchaser are subject to the satisfaction or waiver of the following conditions as of the Closing:

(i) such Purchaser shall have delivered, or shall concurrently deliver, the Purchase Price of such Purchaser in accordance with Schedule I hereto to the Company;

(ii) the purchase and sale of the Notes shall not be prohibited or enjoined by any court of competent jurisdiction;

(iii) the Trustee shall have executed and delivered the Indenture to the Company;

(iv) the representations and warranties of such Purchaser set forth in Section 3.02 shall be true and correct in all material respects on and as of the Closing Date;

(v) such Purchaser shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by it on or prior to the Closing Date;

(vi) the Company shall have received a certificate, dated the Closing Date, duly executed by the general partner, managing member or authorized officer of such Purchaser on behalf of such Purchaser, certifying that the conditions specified in Section 2.02(d)(iv) and (v) have been satisfied with respect to such Purchaser;

(vii) the Merger Closing shall have been consummated or shall be consummated substantially simultaneously with the Closing; and

(viii) the Company shall have received the Stockholder Approval at the Company Stockholder Meeting.

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Section 2.03. Termination Prior to Closing. Notwithstanding anything to the contrary contained herein, this Agreement, and all rights and obligations of the parties to this Agreement provided herein, shall terminate, and be of no further force or effect prior to the Closing: (A) upon the mutual written consent of the Purchasers representing the majority of the Purchase Price for the Notes determined in accordance with Schedule I hereto and the Company, (B) upon the termination of the Merger Agreement in accordance with its terms or (C) upon the failure of the Closing to occur on or prior to the Merger Outside Date (the “Termination Date”) , in which case the Purchasers representing the majority of the Purchase Price for the Notes determined in accordance with Schedule I hereto may elect to extend the Termination Date to a date specified by such Purchasers to the Company in writing not later than 5:00 p.m. New York time on the Termination Date; provided, however, that the right to terminate this Agreement under this Section 2.03 shall not be available to any party whose failure to comply with its obligations under this Agreement has been the primary cause of the failure of the Closing to occur on or before such time; and provided further that no such termination shall relieve any party hereto of liability for any breach or default under this Agreement prior to such termination.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.01. Representations and Warranties of the Company. Except as disclosed in the Company Reports filed with or furnished to the SEC on or after January 1, 2022 and publicly available prior to the date hereof (excluding in each case any disclosures set forth in the risk factors or “forward-looking statements” sections of such reports, and any other disclosures included therein to the extent they are predictive or forward-looking in nature), the Company represents and warrants to the Purchasers, as of the date hereof and as of the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date) as follows:

(a) Existence and Power.

(i) The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to enter into each Transaction Agreement and to consummate the Transactions. The Company has all requisite corporate power and authority to own, operate and lease its properties, rights and assets and to carry on its business as it is being conducted on the date of this Agreement.

(ii) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties, rights and assets or conducts any business so as to require such qualification. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Subsidiary of the Company that is a “significant subsidiary” (as defined in Rule 1.02(w) of the SEC’s Regulation S-X) has been duly organized and is validly existing in good standing (to the extent that the concept of “good standing” is recognized by the applicable jurisdiction) under the laws of its jurisdiction of organization.

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(b) Capitalization.

(i) The authorized share capital of the Company consists of 1,000,000,000 shares of Company Common Stock and 100,000,000 shares of preferred stock, par value $0.000005 per share (“Company Preferred Stock”). As of July 8, 2022 (the “Company Capitalization Date”), (i) (A) 298,080,960 shares of Company Common Stock were issued and outstanding, (B) no shares of Company Common Stock were held in the Company’s treasury, (C) no shares of Company Common Stock were held by the Company’s Subsidiaries, (D) options granted under all employee and director equity incentive plans of the Company and agreements for equity awards in respect of Company Common Stock granted under the inducement grant exception (the “Company Equity Plans”) to purchase 27,166,599 shares of Company Common Stock were outstanding, with a weighted average exercise price per share of $17.1584, and (E) restricted stock unit awards granted under Company Equity Plans covering 16,848,586 shares of Company Common Stock (assuming any applicable performance goals are deemed satisfied at target) were outstanding; (ii) 42,663,285 shares of Company Common Stock were reserved for issuance pursuant to the Company Equity Plans; (iii) 10,741,400 shares of Company Common Stock were reserved for issuance pursuant to the Company’s 2020 Employee Stock Purchase Plan; and (iv) no shares of Company Preferred Stock were issued and outstanding. All the outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance as described above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(ii) Except as provided in this Agreement, the Notes and the Indenture, except as set forth in or contemplated by Section 3.01(b)(i) and other than the shares of Company Common Stock that have become outstanding after the Company Capitalization Date that were reserved for issuance as set forth in Section 3.01(b)(i) and issued in accordance with the terms of the applicable Company Equity Plan and equity award agreement, in each case as of the date hereof: (i) the Company does not have any shares or other equity interests issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which the Company or any of its Subsidiaries is a party or is otherwise bound obligating the Company or any of its Subsidiaries to (A) issue, transfer or sell, or make any payment with respect to, any shares or other equity interests of the Company or any of its Subsidiaries or securities convertible into, exchangeable for or exercisable for, or that correspond to, such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment, (C) redeem or otherwise acquire any such shares or other equity interests or (D) provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company (that is not wholly owned) or any other Person.

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(c) Authorization. The execution, delivery and performance of this Agreement, the Service Agreement, the Indenture, the Notes and each Issuer Agreement (the “Transaction Agreements”) and the consummation of the transactions contemplated herein and therein (collectively, the “Transactions”), have been duly authorized by the Board of Directors and all other necessary corporate action on the part of the Company. Assuming this Agreement constitutes the valid and binding obligation of the Purchasers, this Agreement is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the limitation of such enforcement by (A) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other laws affecting or relating to creditors’ rights generally or (B) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Enforceability Exceptions”). On the Closing Date, the Indenture will be duly executed and delivered by the Company and, assuming the Indenture will be a valid and binding obligation of the Trustee, the Indenture will be a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. On the Closing Date, the Service Agreement will be duly executed and delivered by the Company and, assuming the Service Agreement will be a valid and binding obligation of the applicable Purchaser or other Affiliate thereof party thereto, the Service Agreement will be a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Assuming each Issuer Agreement constitutes the valid and binding obligation of the applicable lender party thereto or, on the Closing Date, each Issuer Agreement entered into at the request of a Purchaser will be a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Pursuant to resolutions previously provided to each Purchaser, the Board of Directors or a committee thereof composed solely of two or more “non-employee directors” as defined in Rule 16b-3 of the Exchange Act has approved, and at the request of any Purchaser will approve in advance of the Closing, for the express purpose of exempting each such transaction from Section 16(b) of the Exchange Act, pursuant to Rule 16b-3 thereunder to the extent applicable, the transactions contemplated by the Transaction Agreements, including the acquisition of the Notes, any disposition of such Notes upon the conversion thereof, any acquisition of Company Common Stock upon conversion of the Notes, any deemed acquisition or disposition in connection therewith, and all transactions with the Company related thereto.

(d) General Solicitation; No Integration. Other than with respect to the Silver Lake Group and its Affiliates and the Sequoia Group and its Affiliates, neither the Company nor any other Person or entity authorized by the Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of the Notes. The Company has not, directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which, to its Knowledge, is or will be integrated with the Notes sold pursuant to this Agreement.

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(e) Valid Issuance. Subject receiving the Stockholder Approval, the Notes have been duly authorized by all necessary corporate action of the Company. When issued and sold against receipt of the consideration therefor, the Notes will be valid and legally binding obligations of the Company, enforceable in accordance with their terms, subject to the limitation of such enforcement by the Enforceability Exceptions. The Company has available for issuance the maximum number of shares (including make-whole shares) of Company Common Stock initially issuable upon conversion of the Notes if such conversion were to occur immediately following Closing. The Company Common Stock to be issued upon conversion of the Notes in accordance with the terms of the Notes, has been duly authorized, and when issued upon conversion of the Notes, all such Company Common Stock will be validly issued, fully paid and nonassessable and free of pre-emptive or similar rights.

(f) Non-Contravention/No Consents. Subject to receipt of the Stockholder Approval, the execution, delivery and performance of the Transaction Agreements, the issuance of the shares of Company Common Stock upon conversion of the Notes in accordance with their terms and the consummation by the Company of the Transactions, does not conflict with, violate or result in a breach of any provision of, or constitute a default under, or result in the termination of or accelerate the performance required by, or result in a right of termination or acceleration under, (i) the certificate of incorporation or bylaws of the Company, (ii) any convertible notes issued by the Company outstanding as of the Closing Date or (iii) any permit, government license, judgment, order, decree, ruling, injunction, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries, other than in the cases of clauses (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Assuming the accuracy of the representations of the Purchasers set forth herein, other than (A) any required filings or approvals under the HSR Act or any foreign antitrust or competition laws, requirements or regulations in connection with the issuance of shares of Company Common Stock upon the conversion of the Notes, (B) the filing of a Supplemental Listing Application with the NYSE, (C) any required filings pursuant to the Exchange Act or the rules of the SEC or the NYSE, (D) the filing of the proxy statement/prospectus, including the registration statement of which it forms a part, with respect to the Stockholder Approval and the transactions contemplated by the Merger Agreement (the “Proxy Statement”) or (E) as have been obtained prior to the date of this Agreement, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions (in each case other than the transactions contemplated by Article V), except for any consent, approval, order, authorization, registration, declaration, filing, exemption or review the failure of which to be obtained or made, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

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(g) Reports; Financial Statements.

(i) The Company has filed or furnished, as applicable all forms, reports, schedules, prospectuses, registration statements and other statements and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since January 1, 2021 (collectively, the “Company Reports”). As of its respective date, and, if amended, as of the date of the last such amendment, each Company Report complied in all material respects as to form with the applicable requirements of the Exchange Act, and any rules and regulations promulgated thereunder applicable to such Company Report. As of its respective date, and, if amended, as of the date of the last such amendment, no Company Report contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date hereof, the Company is a WKSI eligible to file a Registration Statement on Form S-3 under the Securities Act.

(ii) Each of the consolidated balance sheets, and the related consolidated statements of income, changes in stockholders’ equity and cash flows, included in the Company Reports filed with the SEC under the Exchange Act: (A) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (B) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates shown and the results of the consolidated operations, changes in stockholders’ equity and cash flows of the Company and its consolidated Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, subject, in the case of any unaudited financial statements, to normal recurring year-end audit adjustments, (C) have been prepared in accordance with GAAP consistently applied during the periods involved, except as otherwise set forth therein or in the notes thereto, and in the case of unaudited financial statements except for the absence of footnote disclosure, and (D) otherwise comply in all material respects with the requirements of the SEC.

(h) Absence of Certain Changes. Since December 31, 2021, (i) until the date hereof, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business, and (ii) no events, changes or developments have occurred that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect. On or prior to the date hereof, the Company has furnished to each Purchaser the final form of the Merger Agreement.

(i) No Undisclosed Liabilities, etc. As of the date hereof, there are no liabilities of the Company or any of its Subsidiaries that would be required by GAAP to be reflected on the face of the balance sheet, except (i) liabilities reflected or reserved against in the financial statements or disclosed in the notes thereto contained in the Company Reports, (ii) liabilities incurred since December 31, 2021 in the ordinary course of business, (iii) liabilities incurred in connection with the transactions contemplated by the Merger Agreement and (iv) liabilities that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

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(j) Compliance with Applicable Law. Each of the Company and its Subsidiaries has complied in all respects with, and is not in default or violation in any respect of, any law, statute, order, rule, regulation, policy or guideline of any federal, state or local governmental authority applicable to the Company or such Subsidiary, other than such non-compliance, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. Except as would not constitute a Material Adverse Effect, since January 1, 2020, none of the Company, any of its Subsidiaries or, any of their respective directors, officers, agents or employees have (i) used any corporate, Company (and/or Subsidiary) funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity or unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official, in each case in violation of, or (ii) otherwise violated, any provision of the United States Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations promulgated thereunder (the “FCPA”), or the UK Bribery Act (the “Bribery Act”). Except as would not constitute a Material Adverse Effect, since January 1, 2020, neither the Company, any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective directors, officers, agents or employees has directly or indirectly taken any action in violation of any export restrictions, anti-boycott regulations, embargo regulations or other similar applicable United States or foreign laws. Except as would not constitute a Material Adverse Effect, (i) to the Knowledge of the Company, none of the Company’s or any of its Subsidiaries’ directors, officers, agents or employees is a “specially designated national” or blocked person under United States sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and (ii) since January 1, 2018, neither the Company nor any of its Subsidiaries has engaged in any business with any person with whom, or in any country in which, it is prohibited for a United States person to engage under applicable United States sanctions administered by OFAC. Except as would not constitute a Material Adverse Effect, the Company and its Subsidiaries have instituted policies and procedures reasonably designed to ensure compliance with the FCPA and the Bribery Act and have maintained such policies and procedures in force.

(k) Legal Proceedings and Liabilities. As of the date hereof, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending, or to the Knowledge of the Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental investigations of any nature against the Company or any of its Subsidiaries (i) that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect or (ii) that challenge the validity of or seek to prevent the Transactions. As of the date hereof, neither the Company nor any of its Subsidiaries is subject to any order, judgment or decree of a Governmental Entity that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. As of the date hereof, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company, there is no investigation or review pending or threatened by any Governmental Entity with respect to the Company or any of its Subsidiaries.

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(l) Investment Company Act. The Company is not, and immediately after receipt of payment for the Notes will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(m) Taxes and Tax Returns. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect:

(i) the Company and each of its Subsidiaries has timely filed (taking into account all applicable extensions) all Tax Returns required to be filed by it, and all such Tax Returns were correct and complete in all respects, and the Company and each of its Subsidiaries has paid (or has had paid on its behalf) to the appropriate Governmental Entity all Taxes that are required to be paid by it, except, in each case, with respect to matters contested in good faith or for which adequate reserves have been established in accordance with GAAP; and

(ii) there are no disputes pending, or claims asserted in writing, in respect of Taxes of the Company or any of its Subsidiaries for which reserves that are adequate under GAAP have not been established.

(n) No Piggyback or Preemptive Rights. Other than this Agreement and the registration rights set forth in the Amended and Restated Investor Rights Agreement, dated as of May 7, 2019, by and among the Company and the other parties thereto (the “Investor Rights Agreement”), there are no contracts, agreements or understandings between the Company and any person granting such person the right (other than rights which have been waived in writing or otherwise satisfied) to (i) require the Company to include in any Registration Statement filed pursuant to Article V any securities other than the Subject Securities or (ii) preemptive rights to subscribe for the Company Common Stock issuable upon conversion of the Notes, except in each case of (i) and (ii), as may have been duly waived.

(o) Brokers and Finders. The Company has not retained, utilized or been represented by, or otherwise become obligated to, any broker, placement agent, financial advisor or finder in connection with the transactions contemplated by this Agreement whose fees any Purchaser would be required to pay.

(p) Intellectual Property. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries own, possess or can acquire on reasonable terms the rights to use the patents, patent applications, inventions, copyrights, know-how, trade secrets, trademarks, service marks and trade names and other intellectual property rights (collectively, “Intellectual Property”) necessary for the conduct of their respective businesses as currently conducted, (ii) to the Company’s Knowledge, the conduct of the respective businesses of the Company and its Subsidiaries does not infringe the Intellectual Property of others, and (iii) to the Company’s Knowledge, no third party is

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infringing any Intellectual Property owned by the Company or any of its Subsidiaries. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (x) the Company and its Subsidiaries use commercially reasonable efforts to protect the integrity, availability and security of information technology systems used by the Company and any of its Subsidiaries in the conduct of their respective businesses and (y) to the Company’s Knowledge, there has been no security breach or incident involving such information technology systems.

(q) No Additional Representations.

(i) The Company acknowledges that no Purchaser makes any representation or warranty as to any matter whatsoever except as expressly set forth in Section 3.02 and in any certificate delivered by such Purchaser pursuant to this Agreement, and the Company has not relied on or been induced by such information or any other representations or warranties (whether express or implied or made orally or in writing) not expressly set forth in Section 3.02 and in any certificate delivered by such Purchaser pursuant to this Agreement.

(ii) The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Section 3.02 and in any certificate delivered by any Purchaser pursuant to this Agreement, (i) no person has been authorized by any Purchaser to make any representation or warranty relating to such Purchaser or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such Purchaser, and (ii) any materials or information provided or addressed to the Company or any of its Affiliates or representatives are not and shall not be deemed to be or include representations or warranties of such Purchaser unless any such materials or information are the subject of any express representation or warranty set forth in Section 3.02 of this Agreement and in any certificate delivered by such Purchaser pursuant to this Agreement.

Section 3.02. Representations and Warranties of the Purchasers. Each Purchaser, severally and not jointly, represents and warrants to the Company, as of the date hereof and as of the Closing Date, as follows:

(a) Organization; Ownership. Such Purchaser is a limited partnership, duly organized, validly existing and in good standing under the laws of its jurisdiction of formation and has all requisite limited partnership power and authority to own, operate and lease its properties and to carry on its business as it is being conducted on the date of this Agreement.

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(b) Authorization; Sufficient Funds; No Conflicts.

(i) Such Purchaser has full partnership power and authority to execute and deliver this Agreement and to consummate the Transactions to which it is a party. The execution, delivery and performance by such Purchaser of this Agreement and the consummation of the Transactions to which it is a party have been duly authorized by all necessary partnership action on behalf of such Purchaser. No other proceedings on the part of such Purchaser are necessary to authorize the execution, delivery and performance by such Purchaser of this Agreement and consummation of the Transactions. This Agreement has been duly and validly executed and delivered by such Purchaser. Assuming this Agreement constitutes the valid and binding obligation of the Company, this Agreement is a valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, subject to the limitation of such enforcement by the Enforceability Exceptions.

(ii) At and immediately prior to the Closing, such Purchaser will have cash in immediately available funds in excess of its portion of the Purchase Price as set forth opposite such Purchaser’s name on Schedule I hereto.

(iii) The execution, delivery and performance of this Agreement by such Purchaser, the consummation by such Purchaser of the Transactions to which it is a party and the compliance by such Purchaser with any of the provisions hereof and thereof will not conflict with, violate or result in a breach of any provision of, or constitute a default under, or result in the termination of or accelerate the performance required by, or result in a right of termination or acceleration under, (A) any provision of such Purchaser’s organizational documents, (B) any mortgage, note, indenture, deed of trust, lease, license, loan agreement or other agreement binding upon such Purchaser or (C) any permit, government license, judgment, order, decree, ruling, injunction, statute, law, ordinance, rule or regulation applicable to such Purchaser or any of its Affiliates, other than in the cases of clauses (B) and (C) as would not reasonably be expected to materially and adversely affect or delay the consummation of the Transactions to which it is a party by such Purchaser.

(c) Consents and Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, or exemption or review by, any Governmental Entity is required on the part of such Purchaser in connection with the execution, delivery and performance by such Purchaser of this Agreement and the consummation by such Purchaser of the Transactions to which it is a party, except for any required filings or approvals under the HSR Act or any foreign antitrust or competition laws, requirements or regulations in connection with the issuance of shares of Company Common Stock upon the conversion of the Notes and any consent, approval, order, authorization, registration, declaration, filing, exemption or review the failure of which to be obtained or made, individually or in the aggregate, would not reasonably be expected to adversely affect or delay the consummation of the Transactions to which it is a party by such Purchaser.

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(d) Securities Act Representations.

(i) Such Purchaser is an accredited investor (as defined in Rule 501 of the Securities Act) and is aware that the sale of the Notes is being made in reliance on a private placement exemption from registration under the Securities Act. Such Purchaser is acquiring the Notes (and any shares of Company Common Stock issuable upon conversion of the Notes) for its own account, and not with a view toward, or for sale in connection with, any distribution thereof in violation of any federal or state securities or “blue sky” law, or with any present intention of distributing or selling such Notes (or any shares of Company Common Stock issuable upon conversion of the Notes) in violation of the Securities Act. Such Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in such Notes (and any shares of Company Common Stock issuable upon conversion of the Notes) and is capable of bearing the economic risks of such investment. Such Purchaser has been provided a reasonable opportunity to undertake and has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement.

(ii) Neither such Purchaser nor any of its Affiliates is acting in concert, and neither such Purchaser nor any of its Affiliates has any agreement or understanding, with any Person that is not an Affiliate of any Purchaser, and is not otherwise a member of a “group” (as such term is used in Section 13(d)(3) of the Exchange Act), with respect to the Company or its securities, in each case, other than with respect to any bona fide loan from one or more financial institutions.

(iii) Neither such Purchaser nor any of its Affiliates is a “bad actor” as defined in Rule 506(d) of the Securities Act.

(e) Brokers and Finders. Such Purchaser has not retained, utilized or been represented by, or otherwise become obligated to, any broker, placement agent, financial advisor or finder in connection with the transactions contemplated by this Agreement whose fees the Company would be required to pay.

(f) Ownership of Shares. As of the date hereof, (i) the Silver Lake Group Beneficially Owns 34,984,419 Company Common Shares and (ii) the Sequoia Group Beneficially Owns 38,435,283 Company Common Shares, in each case prior to taking into account the Notes and the shares of Common Stock issuable upon conversion of the Notes.

(g) Common Control. Solely with respect to the Silver Lake Purchasers, the Silver Lake Purchasers are SL Affiliates. Solely with respect to the Sequoia Purchaser, the Sequoia Purchaser is a Sequoia Affiliate.

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(h) No Additional Representations.

(i) Such Purchaser acknowledges that the Company does not make any representation or warranty as to any matter whatsoever except as expressly set forth in Section 3.01 and in any certificate delivered by the Company pursuant to this Agreement, and specifically (but without limiting the generality of the foregoing), that, except as expressly set forth in Section 3.01 and in any certificate delivered by the Company pursuant to this Agreement, the Company makes no representation or warranty with respect to (A) any matters relating to the Company, its business, financial condition, results of operations, prospects or otherwise, (B) any projections, estimates or budgets delivered or made available to such Purchaser (or any of its Affiliates, officers, directors, employees or other representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (C) the future business and operations of the Company and its Subsidiaries, and such Purchaser has not relied on or been induced by such information or any other representations or warranties (whether express or implied or made orally or in writing) not expressly set forth in Section 3.01 and in any certificate delivered by the Company pursuant to this Agreement.

(ii) Such Purchaser has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledges such Purchaser has been provided with sufficient access for such purposes. Such Purchaser acknowledges and agrees that, except for the representations and warranties expressly set forth in Section 3.01 and in any certificate delivered by the Company pursuant to this Agreement, (i) no person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by such Purchaser as having been authorized by the Company, and (ii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to such Purchaser or any of its Affiliates or representatives are not and shall not be deemed to be or include representations or warranties of the Company unless any such materials or information are the subject of any express representation or warranty set forth in Section 3.01 of this Agreement and in any certificate delivered by the Company pursuant to this Agreement.

ARTICLE IV

ADDITIONAL AGREEMENTS

Section 4.01. Taking of Necessary Action. Each Purchaser, severally and not jointly, agrees with the Company and the Company agrees with each Purchaser to use its reasonable efforts promptly to take or cause to be taken all action, and promptly to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations (other than waive such party’s rights hereunder) to consummate and make effective the sale and purchase of the Notes (and any shares of Company Common Stock issuable upon conversion of the Notes) hereunder, subject to the terms and conditions hereof and compliance with applicable law. In case at any time before or after the Closing any further action is necessary or desirable to carry out the purposes of the sale and purchase of the Notes (and any shares of Company Common Stock issuable upon conversion of the Notes), the proper officers, managers and directors of each party to this Agreement shall take all such necessary action as may be reasonably requested by, and at the sole expense of, the requesting party.

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Section 4.02. Restricted Period.

(a) During the Restricted Period, notwithstanding any rights provided in Article V, each of the Purchasers agrees with the Company, severally and not jointly, that it shall not, without the Company’s prior written consent, directly or indirectly, (x) convert any Note, (y) sell, offer, transfer, assign, mortgage, hypothecate, gift, pledge or dispose of, enter into or agree to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, mortgage, hypothecation, gift, assignment or similar disposition of (any of the foregoing, a “transfer”), any of the Notes or any shares of Company Common Stock issuable or issued upon conversion of any of the Notes, or (z) enter into or engage in any hedge, swap, short sale, derivative transaction or other agreement or arrangement that transfers to any Third Party, directly or indirectly, in whole or in part, any of the economic consequences of ownership of the Notes or any shares of Company Common Stock issuable or issued upon conversion of any of the Notes (such actions in clauses (x), (y) and (z), “Prohibited Transfers”), other than, in the case of clause (x) and/or clause (y), Permitted Transfers. “Permitted Transfers” shall mean (i) in the case of any of the Silver Lake Purchasers, (a) any transfer by any of the Silver Lake Purchasers or its Affiliates to (or series of transfers that results in a transfer to) one or more Affiliates or other members of the Silver Lake Group or (b) any transfer of the Notes or any shares of Company Common Stock issuable or issued upon conversion of any of the Notes to one or more Affiliates or other members of the Silver Lake Group that executes and delivers to the Company a Joinder becoming one of the Silver Lake Purchasers party to this Agreement and a duly completed and executed IRS Form W-9 or applicable IRS Form W-8 (or any successor form), (ii) in the case of a Sequoia Purchaser, (a) any transfer by a Sequoia Purchaser or its Affiliates to (or series of transfers that results in a transfer to) one or more Affiliates or other members of the Sequoia Group or (b) any transfer of the Notes or any shares of Company Common Stock issuable or issued upon conversion of any of the Notes to one or more Affiliates or other members of the Sequoia Group that executes and delivers to the Company a Joinder becoming a Sequoia Purchaser party to this Agreement and a duly completed and executed IRS Form W-9 or applicable IRS Form W-8 (or any successor form), (iii) in the case of any Purchaser, any transfer to the Company or any of its Subsidiaries, (iv) in the case of any Purchaser, any transfer to a Third Party for cash solely to the extent that all of the net proceeds of such sale are used to satisfy a bona fide margin call (i.e., posted as collateral) pursuant to a Permitted Loan, or repay a Permitted Loan to the extent necessary to satisfy a bona fide margin call on such Permitted Loan or avoid a bona fide margin call on such Permitted Loan, (v) in the case of any Purchaser, any transfer to a Third Party of such Purchaser in connection with entry into a Permitted Debt Financing Transaction, (vi) in the case of any Purchaser, any transfer with the prior written consent of the Company (which such consent will result in such other Purchaser being permitted to freely transfer a proportionate amount of its Notes or any shares of Company Common Stock issuable or issued upon conversion of any of the Notes) or (vii) in the case of any Purchaser, any tender of any Company Common Stock into a Third Party

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Tender/Exchange Offer, as defined below (and any related conversion of Notes to the extent required to effect such tender or exchange) and any transfer effected pursuant to any merger, consolidation or similar transaction consummated by the Company (for the avoidance of doubt, if such Third Party Tender/Exchange Offer does not close for any reason, the restrictions on transfer contained herein shall continue to apply to any Company Common Stock received pursuant to the conversion of any Notes that had previously been converted to participate in any such tender or exchange offer). “Third Party Tender/Exchange Offer” shall mean any tender or exchange offer made to all of the holders of Company Common Shares by a Third Party for a number of outstanding shares of Voting Stock that, if consummated, would result in a Change in Control solely to the extent that (x) the Board of Directors has recommended such tender or exchange offer in a Schedule 14D-9 under the Exchange Act or (y) such tender or exchange offer is either (I) a tender or exchange offer for less than all of the outstanding Company Common Shares or (II) part of a two-step transaction and the consideration to be received in the second step of such transaction is not identical in the amount or form of consideration (or the election of the type of consideration available to holders of Company Common Shares is not identical in the second-step of such transaction) as the first step of such transaction. Any purported Prohibited Transfer in violation of this Section 4.02 shall be null and void ab initio. Notwithstanding the foregoing, each Purchaser (or a controlled Affiliate of such Purchaser) shall be permitted to (1) mortgage, hypothecate, and/or pledge the Notes and/or the shares of Company Common Stock issuable or issued upon conversion of the Notes in respect of one or more bona fide purpose (margin) or bona fide non-purpose loans with one or more lenders (each, a “Permitted Loan”) or (2) enter into any asset swap or repurchase transaction with one or more banks or broker-dealers engaged in the business of financing debt securities and similar instruments, which may or may not be secured by a pledge, hypothecation or other grant of security interest in the Notes and/or the shares of Company Common Stock and/or related assets and/or cash, cash equivalents and/or letters of credit, including, without limitation, any transaction pursuant to which such Purchaser or such controlled Affiliate thereof, as applicable, transfers Notes and/or shares of Company Common Stock held by it to such bank or broker-dealer, provided that, in the case of any transaction described in this clause (2), such transaction is entered into solely for the purpose of providing liquidity and leverage and such Purchaser or such controlled Affiliate retains 100% of the economic exposure to the underlying Notes and/or shares of Company Common Stock, as the case may be, following any such transfer (each, a “Permitted Debt Financing Transaction). Except with the Company’s prior written consent, any Permitted Loan or Permitted Debt Financing Transaction entered into by a Purchaser or its controlled Affiliates shall be with one or more financial institutions (or, in the case of a Permitted Debt Financing Transaction, with one or more banks or broker-dealers) and nothing contained in this Agreement shall prohibit or otherwise restrict the ability of (x) any lender (or its securities Affiliate) or collateral agent to foreclose upon and sell, dispose of or otherwise transfer the Notes and/or shares of Company Common Stock (including shares of Company Common Stock issued upon conversion of the Notes following foreclosure on a Permitted Loan) mortgaged, hypothecated and/or pledged to secure the obligations of the borrower following an event of default under a Permitted Loan or (y) any permitted counterparty to a Permitted Debt Financing Transaction to sell, dispose of or otherwise

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transfer the Notes and/or shares of Company Common Stock (including shares of Company Common Stock issued upon conversion of the Notes) purchased from such Purchaser (or its controlled Affiliate) or held as a hedge in connection with an event of default by such Purchaser or its controlled Affiliate under such Permitted Debt Financing Transaction. For the avoidance of doubt, the events of default with respect to a Permitted Debt Financing Transaction shall be credit events of such Purchaser and/or its controlled Affiliate, as obligors under such financing transaction, and other events of default customary in margin lending and liquidity or debt leverage facilities. Notwithstanding the foregoing or anything to the contrary herein, in the event that any lender or other creditor under a Permitted Loan transaction (including any agent or trustee on their behalf) or the permitted counterparty in any Permitted Debt Financing Transaction or any Affiliate of the foregoing exercises any rights or remedies in respect of the Notes, the shares of Company Common Stock issuable or issued upon conversion of the Notes, or any other collateral for any Permitted Loan or Permitted Debt Financing Transaction, as applicable, no lender, creditor, agent or trustee on their behalf or Affiliate of any of the foregoing (other than, for the avoidance of doubt, any Purchaser or any of its Affiliates) shall be entitled to any rights or have any obligations or be subject to any transfer restrictions or limitations hereunder (including, without limitation, the rights or benefits provided for in Section 4.06) except and to the extent of those expressly provided for in Article V and assigned as security to such party pursuant to Section 6.07(iv)(z) hereof.

(b) Notwithstanding anything in this Agreement or elsewhere to the contrary, any sale of Notes or Company Common Stock pursuant to Article V or otherwise shall be subject to any applicable limitations set forth in this Section 4.02 and Article V.

(c) For the avoidance of doubt, this Section 4.02 shall only apply to the Notes and the Company Common Shares issued upon conversion of the Notes and shall not apply to any other Company Common Shares Beneficially Owned by the Silver Lake Group, the Sequoia Group or any of their respective Affiliates (as applicable).

Section 4.03. Exchange Listing. Promptly following the date hereof, the Company shall prepare and provide the Supplemental Listing Application to the NYSE and use its reasonable best efforts to cause the Company Common Stock issuable upon conversion of the Notes to be approved for listing on NYSE, as promptly as practicable, and in any event before the Closing.

Section 4.04. Securities Laws. Each Purchaser, severally and not jointly, acknowledges and agrees that, as of the Closing Date, the Notes (and the shares of Company Common Stock that are issuable upon conversion of the Notes) have not been registered under the Securities Act or the securities laws of any state and that they may be sold or otherwise disposed of only in one or more transactions registered under the Securities Act and, where applicable, such laws, or as to which an exemption from the registration requirements of the Securities Act and, where applicable, such laws, is available. Each Purchaser, severally and not jointly, acknowledges that, except as provided in Article V with respect to shares of Company Common Stock and the Notes, such Purchaser has no right to require the Company or any of its Subsidiaries to register the Notes or the shares of Company Common Stock that are issuable upon conversion of the Notes.

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Section 4.05. Lost, Stolen, Destroyed or Mutilated Securities. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any certificate for any security of the Company and, in the case of loss, theft or destruction, upon delivery of an undertaking by the holder thereof to indemnify the Company (and, if requested by the Company, the delivery of an indemnity bond sufficient in the judgment of the Company to protect the Company from any loss it may suffer if a certificate is replaced), or, in the case of mutilation, upon surrender and cancellation thereof, the Company will issue a new certificate or, at the Company’s option, a share ownership statement representing such securities for an equivalent number of shares or another security of like tenor, as the case may be.

Section 4.06. Antitrust Approval. The Company, on the one hand, and the Purchasers, severally and not jointly, on the other hand, acknowledge that one or more filings under the HSR Act or foreign antitrust laws may be necessary in connection with the issuance of shares of Company Common Stock upon conversion of the Notes. The applicable Purchaser will promptly notify the Company if any such filing is required on the part of such Purchaser. To the extent reasonably requested, the Company, the applicable Purchaser and any other applicable Affiliate of such Purchaser will use commercially reasonable efforts to cooperate in timely making or causing to be made all applications and filings under the HSR Act and any foreign antitrust requirements in connection with the issuance of shares of Company Common Stock upon conversion of Notes held by such Purchaser or any Affiliate of such Purchaser in a timely manner and as required by the law of the applicable jurisdiction and abide by any associated waiting periods; provided, that notwithstanding anything in this Agreement to the contrary, the Company shall not have any responsibility or liability for failure of such Purchaser or any of its Affiliates to comply with any applicable law. For as long as there are Notes outstanding and owned by any Purchaser or any of its Affiliates, the Company shall as promptly as reasonably practicable provide to such Purchaser (no more than four (4) times per calendar year for each Purchaser) such information regarding the Company and its Subsidiaries as any Purchaser may reasonably request in order to determine what foreign antitrust requirements may exist with respect to any potential conversion of the Notes. The applicable Purchaser shall be responsible for the payment of the filing fees associated with any such applications or filings made by such Purchaser.

Section 4.07. [Reserved].

Section 4.08. [Reserved].

Section 4.09. Financing Cooperation.

(a) If requested by any Purchaser, the Company will provide the following cooperation in connection with such Purchaser obtaining any Permitted Loan or Permitted Debt Financing Transaction: (i) to the extent that doing so does not breach or conflict with any non-waivable provision of the Indenture: (A) removing any restrictive legends on certificates representing pledged Notes and depositing such pledged Notes in book entry form on the books of The Depository Trust Company when eligible to do so or (B) without limiting the generality of clause (A), if such Note is eligible for resale under Rule 144A, depositing such pledged Note in book entry form on the books of The Depository Trust Company or other depository with customary restrictive legends, (ii) entering into an issuer

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agreement (an “Issuer Agreement”) with each lender in the form attached hereto as Exhibit C and, subject to the consent of the Company, with such changes thereto as are reasonably requested by such lender and reasonably acceptable to the Company, (iii) if so requested by such lender or counterparty, as applicable, re-registering the pledged Notes and/or the shares of Company Common Stock to be issued upon conversion of the Notes, as applicable, in the name of the relevant lender, counterparty, custodian or similar party to a Permitted Loan or Permitted Debt Financing Transaction, with respect to Permitted Loans solely as securities intermediary and only to the extent such Purchaser or its Affiliates continues to beneficially own such pledged Notes and/or shares of Company Common Stock and such re-registration does not remove any restrictions that would have remained applicable to such Notes or shares had such re-registration not occurred, (iv) entering into customary triparty agreements with each lender and such Purchaser relating to the delivery of the Notes and/or shares of Company Common Stock to the relevant lender for crediting to the relevant collateral accounts upon funding of the loan or payment of the purchase price (as applicable) including a right for such lender as a third party beneficiary of the Company’s obligation under Article II to issue the Notes and/or shares of Company Common Stock upon payment of the purchase price therefor in accordance with the terms of this Agreement (including satisfaction of the conditions set forth in Section 2.02(d)) and/or (v) such other cooperation and assistance as such Purchaser may reasonably request that will not unreasonably disrupt the operation of the Company’s business or prejudice any of its rights hereunder.

(b) Anything in Section 4.09(a) to the contrary notwithstanding, the Company’s obligation to deliver an Issuer Agreement in connection with a Permitted Loan is conditioned on (x) the applicable Purchaser delivering to the Company a copy of the loan agreement for the Permitted Loan to which the Issuer Agreement relates and (y) the applicable Purchaser certifying to the Company in writing that (A) the loan agreement with respect to which the Issuer Agreement is being delivered constitutes a Permitted Loan being entered into in accordance with this Agreement, such Purchaser has pledged the Notes and/or the underlying shares of Company Common Stock as collateral to the lenders under such Permitted Loan and that the execution of such Permitted Loan and the terms thereof do not violate the terms of this Agreement, (B) to the extent applicable, whether the registration rights under Article V are being assigned to the lenders under that Permitted Loan, (C) that an event of default (as contemplated by the Margin Loan Agreement as defined in the Issuer Agreement) constitutes the only circumstances under which the lenders under the Permitted Loan may foreclose on the Notes and/or the underlying shares of Company Common Stock and a transfer to a Third Party for cash constitutes the only circumstances under which a Purchaser may sell the Notes and/or the underlying shares of Company Common Stock in order to satisfy a margin call or repay a Permitted Loan, in each case to the extent necessary to satisfy or avoid a bona fide margin call on such Permitted Loan and that such provisions do not violate the terms of this Agreement and (D) each Purchaser acknowledges and agrees that the Company will be relying on such certificate when entering into the Issuer Agreement and any inaccuracy in such certificate will be deemed a breach of this Agreement. Each Purchaser acknowledges and agrees that the statements and agreements of the Company in an Issuer Agreement are solely for the benefit of the applicable lenders party thereto and that in any dispute between the Company and the applicable Purchaser under this Agreement such Purchaser shall not be entitled to use the statements and agreements of the Company in an Issuer Agreement against the Company.

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(c) Upon request by any Purchaser, the Company shall reasonably consider any amendments to this Agreement, the Indenture or the Notes proposed by such Purchaser necessary to facilitate the consummation of a Permitted Loan transaction or Permitted Debt Financing Transaction, and the Company shall consent to any such amendment that is not adverse in any respect to the interests of the Company (as determined by the Company or the Board of Directors), it being acknowledged that (i) the registration of the Notes and the related underlying shares of Company Common Stock for resale by the Target Registration Date is not adverse to the interests of the Company and (ii) such amendment shall concurrently be made to the applicable Agreement, the Indenture or the Notes of the non-requesting Purchasers.

Section 4.10. Certain Tax Matters. Notwithstanding anything herein to the contrary, the Company shall have the right to deduct and withhold from any payment or distribution made with respect to the Notes (or the issuance of shares of Company Common Stock upon conversion of the Notes) such amounts as are required to be deducted or withheld with respect to the making of such payment or distribution (or issuance) under any applicable Tax law. To the extent that any amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made. In the event the Company previously remitted any amounts to a Governmental Entity on account of Taxes required to be deducted or withheld in respect of any payment or distribution (or deemed distribution) on any Notes, the Company shall be entitled to offset any such amounts against any amounts otherwise payable in respect of such Notes (or the issuance of shares of Company Common Stock upon conversion of the Notes).

Section 4.11. Section 16 Matters. If the Company becomes a party to a consolidation, merger or other similar transaction or if there is any event or circumstance that may result in the Silver Lake Group and/or the Sequoia Group being deemed to have made a disposition or acquisition of equity securities of the Company or derivatives thereof for purposes of Section 16 of the Exchange Act, and if any Affiliate or representative of the Silver Lake Group (a “SL Person”) and/or Sequoia Group (a “Sequoia Person”) is serving or participating on the Board of Directors at such time or has served on the Board of Directors during the preceding six (6) months, then upon request of the Silver Lake Purchasers or the Sequoia Purchaser, (i) the Board of Directors or a Committee composed solely of two or more “non-employee directors” as defined in Rule 16b-3 of the Exchange Act will pre-approve such acquisition or disposition of equity securities of the Company or derivatives thereof for the express purpose of exempting the Silver Lake Group’s, Sequoia Group’s interests (in each case, to the extent such persons may be deemed to be a director or “directors by deputization”) and any SL Person’s or any Sequoia Person’s interests in such transaction from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder to the extent applicable and (ii) if the transaction involves (A) a merger or consolidation to which the Company is a party and the Company Common Stock is, in whole or in part, converted into or exchanged for equity securities of a different issuer, (B) a potential acquisition or deemed acquisition, or disposition or deemed disposition, by the Silver Lake Group, Sequoia Group, any SL Person or any Sequoia Person of equity securities of such other issuer or derivatives thereof and (C) an Affiliate or other designee of any Purchaser or its Affiliates will serve on the board of directors (or its equivalent) of such other issuer, then the Company shall require that such other issuer pre-approve any such

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acquisitions or dispositions of equity securities or derivatives thereof for the express purpose of exempting the interests of the Silver Lake Group, Sequoia Group (in each case, to the extent such persons may be deemed to be a director or “directors by deputization” of such other issuer) and of any SL Person and any Sequoia Peron in such transactions from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder to the extent applicable.

Section 4.12. [Reserved].

Section 4.13. Conversion Price Matters. The Conversion Price on the Closing Date will equal approximately $48.89, and the Conversion Rate on the Closing Date (the “Initial Conversion Rate”) shall be the quotient (rounded to four decimal places) of $1,000 divided by such Conversion Price; provided, that if any event shall occur between the date hereof and the Closing Date (inclusive) that would have resulted in an adjustment to the Conversion Rate pursuant to Article 13 of the Indenture if the Notes had been issued and outstanding since the date hereof, the Initial Conversion Rate and the share amounts in the table of “Make-Whole Fundamental Change” increases set forth in Section 13.03(e) of the Indenture shall be adjusted in the same manner as would have been required by Article 13 of the Indenture if the Notes had been issued and outstanding since the date hereof and the Conversion Price, Initial Conversion Rate and “Make-Whole Fundamental Change” increases table included in the Indenture shall reflect such adjustment.

Section 4.14. Transfers of Securities that are Global Notes. Each Purchaser agrees, severally and not jointly, that (i) except in the case of a foreclosure under a Permitted Loan entered into by such Purchaser and/or its Affiliates pursuant to which the lender thereunder is obligated to exchange the foreclosed interest in SL Securities or Sequoia Securities (as applicable), as the case may be, that are Global Notes for a Global Note other than a SL Security or Sequoia Security (as applicable), such Purchaser and its Affiliates will only transfer their interests in SL Securities or Sequoia Securities (as applicable) that are Global Notes to a Third Party if such Person receives such transferred interest in a Global Note other than a SL Security or Sequoia Security (as applicable) and (ii) such Purchaser and its Affiliates may only transfer an interest in SL Securities or Sequoia Securities (as applicable) that are Global Notes to an Affiliate of the such Purchaser if such Affiliate continues to hold such transferred interest in Global Notes that are SL Securities or Sequoia Securities (as applicable) and not any other Global Note.

Section 4.15. Par Value. While a Purchaser owns any Notes, the Company will not, without the consent of such Purchaser, increase the par value per share of the Company Common Stock to above $0.000005 per share.

Section 4.16. Conduct of Business. The Company agrees that, prior to the earlier of the Closing Date and the termination of this Agreement pursuant to Section 2.03, without the prior written consent of the Silver Lake Purchasers, the Company will not, and will cause each of its Subsidiaries not to, amend or give any consent under or waive any rights under the Merger Agreement that would be a Specified Modification unless such Specified Modification is consented to in writing by the Silver Lake Purchasers (such consent not to be unreasonably withheld, delayed or conditioned).

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Section 4.17. Indenture Amendments and Supplements; Cooperation. For so long as the Silver Lake Group collectively Beneficially Owns at least 50% of the Notes Beneficially Owned by the Silver Lake Group immediately following the Closing, the Company shall not make any amendment or supplement to, or consent to a waiver of any provision of, the Indenture or the Notes of any type, other than those enumerated in Section 10.01 of the Indenture, without the written consent of the Silver Lake Purchasers. The Company shall keep the Silver Lake Purchasers and Sequoia Purchaser reasonably informed on a current basis with respect to the Transactions and the transactions contemplated by the Merger Agreement.

Section 4.18. Anti-Takeover Provisions. The Company shall, and shall cause each of its Subsidiaries to, (a) take all action necessary within their control (other than waiving any of the Company’s rights) so that no “fair price,” “moratorium,” “control share acquisition,” “interested stockholder” or other form of antitakeover statute or regulation is applicable to the Silver Lake Group and/or the Sequoia Group Beneficially Owning the Notes and the Company Common Stock to be issued upon conversion of the Notes and transferring the Notes and the Company Common Stock to be issued upon conversion of the Notes consistent with the terms of this Article IV, (b) not adopt or repeal, as the case may be, any anti-takeover provision or waiver in the certificate of incorporation, bylaws or other similar organizational documents of the Company’s Subsidiaries, or resolutions of the Board of Directors, that is applicable to any of the foregoing, and (c) not adopt or repeal, as the case may be, any shareholder rights plan, “poison pill” or similar measure that is applicable to any of the foregoing.

Section 4.19. Tax Treatment. The Company and each Purchaser agree to (i) treat the Notes as indebtedness of the Company for U.S. federal and state income tax purposes, and (ii) not treat the Notes as “contingent payment debt instruments” under U.S. Treasury Regulation section 1.1275-4, and in each case, neither party shall take any inconsistent tax position in a tax return, tax filing, tax audit or other submission to a tax authority unless otherwise required by a final “determination” as defined under section 1313 of the Internal Revenue Code of 1986, as amended.

Section 4.20. Indemnification.

(a) Each Purchaser, its Affiliates and their respective officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys, advisors and agents (each an “Indemnitee”) shall be indemnified to the fullest extent permitted by law by the Company for any and all Losses to which such Indemnitees may become subject as a result of, arising in connection with, or relating to any actual or threatened claim, suit, action, arbitration, cause of action, complaint, allegation, criminal prosecution, investigation, demand letter, or proceeding, whether at law or at equity and whether public or private, before or by any Governmental Entity, any arbitrator or other tribunal (each, an “Action”) by any Person (including, without limitation, any stockholder of the Company and/or of ironSource Ltd. and regardless of whether such Action is against an Indemnitee) arising out of or relating to the Transactions and/or the transactions contemplated by the Merger Agreement; provided, that the Company will not be liable to indemnify any Indemnitee for

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any such Losses of a Purchaser to the extent that such Losses (w) have resulted from an Action by the Company against such Purchaser in connection with such Purchaser’s breach of this Agreement or an Indemnitee’s breach of its applicable Confidentiality Agreement, (x) are as a result of an Action brought against an Indemnitee by any Person who is a limited partner of, or other investor in, such Indemnitee in such Person’s capacity as a limited partner of, or other investor in, such Indemnitee, (y) as a result of any Action brought against such Purchaser or its Affiliates by any Person providing a Permitted Loan, a Permitted Debt Financing Transaction or other financing or hedging arrangement to such Purchaser or its Affiliates in connection with such Purchaser’s or its Affiliates’ investment in the Notes or (z) have resulted from an Indemnitee’s fraud or violation of applicable law in connection with the Transactions. The parties agree, for the avoidance of doubt, that this Section 4.20 shall not apply to any matter for which indemnification is otherwise provided in the indemnification in Section 2.8 of the Investor Rights Agreement incorporated by reference herein in Section 5.09 hereof.

(b) Each Indemnitee shall give the Company prompt written notice (an “Indemnification Notice”) of any third party Action it has actual knowledge of that might give rise to Losses, which notice shall set forth a description of those elements of such Action of which such Indemnitee has knowledge; provided, that any delay or failure to give such Indemnification Notice shall not affect the indemnification obligations of the Company hereunder except to the extent the Company is materially prejudiced by such delay or failure.

(c) The Company shall have the right, exercisable by written notice to the applicable Indemnitee(s) within thirty (30) days of receipt of the applicable Indemnification Notice, to select counsel to defend and control the defense of any third party claim set forth in such Indemnification Notice; provided, that the Company shall not be entitled to so select counsel or control the defense of any claim if (i) such claim seeks primarily non-monetary or injunctive relief against the Indemnitee or alleges any violation of criminal law, (ii) the Company does not, subsequent to its assumption of such defense in accordance with this clause (c), conduct the defense of such claim actively and diligently, (iii) such claim includes as the named parties both the Company and the applicable Indemnitee(s) and such Indemnitees reasonably determine upon the advice of counsel that representation of all such Indemnitees by the same counsel would be prohibited by applicable codes of professional conduct, or (iv) in the event that, based on the reasonable advice of counsel for the applicable Indemnitee(s), there are one or more material defenses available to the applicable Indemnitee(s) that are not available to the Company. If the Company does not assume the defense of any third party claim in accordance with this clause (c), the applicable Indemnitee(s) may continue to defend such claim at the sole cost of the Company and the Company may still participate in, but not control, the defense of such third party claim at the Company’s sole cost and expense. In no event shall the Company, in connection with any Action or separate but substantially similar Actions arising out of the same general allegations, be liable for the fees and expenses of more than (A) one separate firm of attorneys at any time for all Indemnitees chosen by the Silver Lake Group on behalf of any Indemnitee that is an Affiliate of the Silver Lake Group and (B) one separate firm of attorneys at any time for all Indemnitees chosen by the Sequoia Group on behalf of any Indemnitee that is an Affiliate of the Sequoia Group, except to the extent that local counsel, in addition to regular counsel, is required in order to effectively defend the Action.

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(d) No Indemnitee shall consent to a settlement of, or the entry of any judgment arising from, any claim for which such Indemnitee is entitled to indemnification pursuant to this Section 4.20, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). Except with the prior written consent of the applicable Indemnitee(s), the Company, in the defense of any such claim, shall not consent to the entry of any judgment or enter into any settlement that (i) provides for injunctive or other nonmonetary relief affecting any Indemnitee or (ii) does not include as an unconditional term thereof the giving by each claimant or plaintiff to each such Indemnitee(s) of an unconditional release of such Indemnitee(s) from all liability with respect to such Action. In any such third party claim where the Company has assumed control of the defense thereof pursuant to clause (c), the Company shall keep the applicable Indemnitee(s) reasonably informed as to the status of such claim at all stages thereof (including all settlement negotiations and offers), promptly submit to such Indemnitee(s) copies of all pleadings, responsive pleadings, motions and other similar legal documents and paper received or filed in connection therewith, permit such Indemnitee(s) and their respective counsels to confer with the Company and its counsel with respect to the conduct of the defense thereof, and permit such Indemnitee(s) and their respective counsel(s) a reasonable opportunity to review all legal papers to be submitted prior to their submission.

Section 4.21. Stockholder Approval Matters.

(a) The Company will use commercially reasonable efforts to receive written evidence from NYSE that the Stockholder Approval is not required in respect of the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement (the “Confirmation”). The Company will take all action necessary in accordance with the DGCL, the Charter, the Bylaws and the rules of NYSE to establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) as promptly as reasonably practicable following the mailing of a proxy statement to the stockholders of the Company for the purpose of obtaining the Stockholder Approval and all stockholder approvals required under the Merger Agreement. Notwithstanding anything to the contrary in this Agreement, the Company will not be required to convene and hold the Company Stockholder Meeting at any time prior to the 20th Business Day following the mailing of the Proxy Statement to the stockholders of the Company. The Company will use its reasonable best efforts to obtain the Stockholder Approval and all stockholder approvals required under the Merger Agreement, including by soliciting proxies to obtain the Stockholder Approval. Notwithstanding anything to the contrary in this Agreement, nothing will prevent the Company from postponing or adjourning the Company Stockholder Meeting if (i) there are holders of an insufficient number of shares of the Company Common Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting (it being understood that the Company may not postpone or adjourn the Company Stockholder Meeting more than two times pursuant to this clause (i) without each Purchaser’s prior written consent); or (ii) the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable law, order or a request from the SEC or its staff.

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(b) The Company may not file the Proxy Statement (or any amendment thereof or supplement thereto) with the SEC, or respond to any comments of the SEC with respect thereto, without first providing the Purchasers and their respective counsel a reasonable opportunity to review and comment on the portions of the Proxy Statement (or any amendment thereof, supplement thereto or SEC comment thereto) in which the Purchasers or any of their respective Affiliates or representatives (including any SL Person and/or Sequoia Person) are named or that otherwise relate to the transactions contemplated by this Agreement, and the Company will give due consideration to all reasonable additions, deletions or changes suggested thereto by either Purchaser or its counsel. The Company shall promptly provide the Purchasers with any request by the SEC or its staff related to the Proxy Statement (or any amendment thereof or supplement thereto). The Company shall keep the Purchasers informed with respect to proxy solicitation results on a reasonably current basis (and within twenty-four (24) hours after any request from any Purchaser), and shall provide such information and prompt reasonable cooperation as such Purchaser may request in connection therewith.

(c) In the event that the Confirmation is received prior to the filing of the Proxy Statement, the following provisions of this Agreement shall not apply and shall be of no further force or effect: (i) Section 2.02(c)(x), (ii) Section 2.02(d)(viii), (iii) the reference to “Stockholder Approval” in Section 3.01(e) and Section 3.01(f) and (iv) Section 4.21(a).

Section 4.22. Cooperation. The Company shall keep each of the Purchasers reasonably informed with respect to the transactions contemplated by the Merger Agreement, including, without limitation, (a) using reasonable best efforts to provide at least twelve (12) Business Days prior written notice (which may be by electronic mail) of the Merger Closing and (b) delivering to each of the Purchasers (within twelve (12) hours of receipt thereof) all material waivers, requests for consents, notices and/or amendments under the Merger Agreement.

ARTICLE V

REGISTRATION RIGHTS

Section 5.01. Registration Statement.

(a) The Company will use commercially reasonable efforts to prepare and file and use commercially reasonable efforts to cause to be declared effective or otherwise become effective pursuant to the Securities Act for the registration of resales of all Subject Securities that are Registrable Securities no later than the twelve (12) month anniversary of the Closing Date ( the “Target Registration Date”), a Registration Statement or a prospectus supplement to an existing Registration Statement (the “Initial Registration Statement”) in order to provide for resales of Registrable Securities to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, which Registration Statement will (except to the extent the SEC objects in written comments upon the SEC’s review of such Registration Statement) include the Plan of Distribution. In addition, the Company will from time to time after the Initial Registration Statement has been declared effective use commercially reasonable efforts to file such additional Registration Statements to cover resales of any Registrable Securities requested to be registered by the Silver Lake Group or

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Sequoia Group or their permitted transferees that are not registered for resale pursuant to a pre-existing Registration Statement and will use its commercially reasonable efforts to cause such Registration Statement to be declared effective or otherwise to become effective under the Securities Act and, subject to Section 5.04, will use its commercially reasonable efforts to keep the Registration Statement continuously effective under the Securities Act at all times until the Registration Termination Date. Any Registration Statement filed pursuant to this Article V shall cover only Registrable Securities, shall be on Form S-3 (or a successor form) if the Company is eligible to use such form and shall be an automatically effective Registration Statement if the Company is a WKSI (in which case, the Registration Statement may request registration of an unspecified amount of Registrable Securities to be sold by unspecified holders).

(b) Subject to the provisions of Section 5.04 and further subject to the availability of a Registration Statement on Form S-3 (or any successor form thereto) to the Company pursuant to the Securities Act and the rules and interpretations of the SEC, the Company will use its commercially reasonable efforts to keep the Registration Statement (or any replacement Registration Statement) continuously effective until the earlier of (such earlier date, the “Registration Termination Date”): (i) the date on which all Registrable Securities covered by the Registration Statement have been sold thereunder in accordance with the plan of distribution disclosed in the prospectus included in the Registration Statement and (ii) there otherwise cease to be any Registrable Securities.

(c) Notwithstanding anything herein to the contrary, during such period of time from and after the Target Registration Date that the Company ceases to be eligible to file or use a Registration Statement on Form S-3 (or any successor form thereto), upon the written request of any Holder of Registrable Securities, the Company shall use its commercially reasonable efforts to file a Registration Statement on Form S-1 (or any successor form) under the Securities Act covering the Registrable Securities of the requesting party and use its commercially reasonable efforts to cause such Registration Statement to be declared effective pursuant to the Securities Act as soon as reasonably practicable after filing thereof and file and cause to become effective such amendments thereto as are necessary in order to keep such Registration Statement continuously available. Each such written request must specify the amount of such Registrable Securities; provided, that the minimum amount of such Registrable Securities shall be $100,000,000. When the Company regains the ability to file a Registration Statement on Form S-3 covering the Registrable Securities, it shall as promptly as reasonably practicably do so.

Section 5.02. Underwritten Offerings.

(a) At any time that a Registration Statement is effective and prior to the Registration Termination Date, the Company shall receive a written request from a Holder of Registrable Securities that is a member of the Silver Lake Group or a permitted transferee of a member of the Silver Lake Group (an “Initiating Holder”) stating that it intends to sell Registrable Securities held by such Holder, in each case, pursuant to the Registration Statement in an Underwritten Offering, as would have an anticipated aggregate public offering price of not less than $100,000,000 (a “Take-Down Notice”), then the Company shall, (i) as soon as practicable, use commercially reasonable efforts to amend or supplement

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the Registration Statement as may be necessary and to the extent required by law so that the Registration Statement remains Available in order to enable such Registrable Securities to be distributed in an Underwritten Offering and (ii) within one (1) business day of the receipt of such Take-Down Notice, give written notice of such request (“Take-Down Participation Notice”) to all other Holders of Registrable Securities (the “Eligible Participation Holders”), which Take-Down Participation Notice shall offer each such Holder the opportunity to include in such registration that number of Registrable Securities of the same type (i.e., Notes or Company Common Stock) to be offered by the Initiating Holder as each such Holder (a “Participating Holder”) may request. The Company shall include in such registration all such Registrable Securities with respect to which the Company has received from a Holder entitled to receive a Take-Down Participation Notice pursuant to the preceding sentence written requests for inclusion therein within, (i) in the case of an Underwritten Offering that is not a Marketed Underwritten Offering, one (1) Business Day after the date the Take-Down Participation Notice was delivered and confirmed received by the treasurer or chief financial officer of the Company and by counsel to the Company and, (ii) in the case of a Marketed Underwritten Offering, three (3) Business Days after the date the Take-Down Participation Notice was delivered; provided that each Selling Holder will retain the right to withdraw their Registrable Securities from such registration in writing to the underwriters prior to the pricing of the applicable offering. In connection with any Underwritten Offering of Registrable Securities for which a Holder delivers a Take-Down Notice and satisfies the dollar threshold set forth in the first sentence of this Section 5.02(a) and the Take-Down Notice contemplates a Marketed Underwritten Offering, the Company will use commercially reasonable efforts to cooperate and make its senior officers available for participation in such marketing efforts (which marketing efforts will not, for the avoidance of doubt, include a “road show” requiring such officers to travel outside of the city in which they are primarily located). A Majority in Interest of Selling Holders shall have the right hereunder to, in their sole discretion: (i) select the underwriter(s) for each Underwritten Offering pursuant to this Section 5.02(a), which, in the case of a Marketed Underwritten Offering, shall be reasonably acceptable to the Company, (ii) determine the pricing of the Registrable Securities offered pursuant to any such Registration Statement, including the underwriting discount and fees payable by the Selling Holders to the underwriters in such Underwritten Offering, as well as any other financial terms, (iii) subject to Section 5.04, determine the timing of any such registration and sale and (iv) determine the total number of Registrable Securities that can be included in such Underwritten Offering in consultation with the managing underwriters. Each Selling Holder shall be solely responsible for all such discounts and fees payable to such underwriters in such Underwritten Offering for the Registrable Securities sold by such Selling Holder. Without the consent of a Majority in Interest of Selling Holders, no Underwritten Offering pursuant to this Agreement shall include any securities other than Registrable Securities of the type (i.e., Notes or Company Common Stock) offered by the Initiating Holder in such Underwritten Offering. Notwithstanding the foregoing, the Selling Holders shall not be permitted to conduct more than three (3) Underwritten Offerings in any calendar year.

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(b) In the event of an Underwritten Offering pursuant to Section 5.02(a), the right of any Holder to include such Holder’s Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in the Underwritten Offering (unless otherwise mutually agreed by a Majority in Interest of Selling Holders and such Holder) to the extent provided herein. The underwriters will be selected by the Majority in Interest of the Selling Holders and shall be reasonably acceptable to the Company. All Holders proposing to distribute their Registrable Securities through such Underwritten Offering shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such Underwritten Offering. Notwithstanding any other provision of this Section 5.02, if the managing underwriters advise the Company in writing that marketing factors require a limitation of the number of securities to be underwritten, then the Company shall so advise all Holders of Registrable Securities that would otherwise be registered and underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be reduced as required by the underwriters and first allocated to any securities to be registered and sold in the Underwritten Offering pursuant to the Investor Rights Agreement and then second, allocated among the Holders on a pro rata basis according to the number and type of Registrable Securities then proposed to be sold by each Holder requesting registration (including the Initiating Holder) (e.g., if Notes are being offered and sold, the pro rata amounts will be calculated based on the aggregate principal amount of Notes proposed to be sold without regard to shares of Company Common Stock Beneficially Owned by the respective Selling Holders); provided, however, that the number of shares of Registrable Securities to be included in such underwriting and registration shall not be reduced unless all other securities of the Company (other than the securities of the Company being included pursuant to the Investor Rights Agreement) are first entirely excluded from such underwriting and registration. Any Registrable Securities excluded and withdrawn from such underwriting shall be withdrawn from the registration for such offering.

(c) If the managing underwriters have not limited the Registrable Securities to be included in the Underwritten Offering, the Company may include securities for its own account or for the account of others, subject to the rights under the Investor Rights Agreement, in such registration if the managing underwriters so agree and if the number of Registrable Securities which would otherwise have been included in such Underwritten Offering will not thereby be limited.

Section 5.03. Company Registration.

(a) If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Holders) any Company Common Shares in connection with an Underwritten Offering of such securities (other than a registration relating solely to the issuance of securities by the Company pursuant to a stock option, stock purchase or similar benefit plan or an SEC Rule 145 transaction), the Company shall promptly give each Eligible Participation Holder written notice of such Underwritten Offering. Upon the written request of each such Holder given within five (5) days after such notice is given by the Company, the Company shall, subject to the provisions of Section 5.03(c), use all reasonable efforts to cause all of the Registrable Securities that each such Holder has requested to be included in such Underwritten Offering.

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(b) The Company shall have the right to terminate or withdraw any Underwritten Offering initiated by it under this Section 5.03 before the pricing of such Underwritten Offering, whether or not any Holder has elected to include Registrable Securities in such Underwritten Offering. The expenses of such withdrawn Underwritten Offering shall be borne by the Company in accordance with Section 5.06.

(c) The right of any Holder to include such Holder’s Registrable Securities in an Underwritten Offering pursuant to Section 5.03(a) shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in the Underwritten Offering to the extent provided herein. The underwriters for each Underwritten Offering pursuant to this Section 5.03 shall be selected by the Company in its sole discretion. All Holders proposing to distribute their Registrable Securities through such Underwritten Offering shall enter into an underwriting agreement in customary form with the managing underwriters selected for such Underwritten Offering. Notwithstanding any other provision of this Agreement, if the managing underwriters advise the Company in writing that marketing factors require a limitation of the number of securities to be underwritten, then the managing underwriters may exclude shares (including Registrable Securities) from the underwriting, and the number of shares that may be included in the underwriting shall be allocated, first, to the Company, second, to the holders of any securities to be underwritten pursuant to the Investor Rights Agreement and third, to each of the Eligible Participation Holders requesting inclusion of their Registrable Securities in such underwriting on a pro rata basis based on the total number and type of Registrable Securities then proposed to be sold by each such Holder. In no event will shares of any other selling stockholder be included in such registration which would reduce the number of shares that may be included by Selling Holders without the written consent of not less than a Majority in Interest of Selling Holders. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the managing underwriters. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration for such offering. For any Holder that is a partnership, limited liability company or corporation, the partners or members, retired partners or members or shareholders of such Holder, the estates and immediate family members of any of the foregoing persons and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single Holder, and any pro rata reduction with respect to such Holder shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such Holder.

Section 5.04. Registration Limitations and Obligations.

(a) Subject to Section 5.01, the Company will use reasonable efforts to prepare such supplements or amendments (including a post-effective amendment), if required by applicable law, to each applicable Registration Statement and file any other required document so that such Registration Statement will be Available at all times during the period for which such Registration Statement is, or is required pursuant to this Agreement to be, effective; provided that no such supplement, amendment or filing will be required during a Blackout Period. In order to facilitate the Company’s determination of whether to initiate a Blackout Period, a Purchaser shall give the Company notice of a proposed sale of Registrable Securities pursuant to the Registration Statement at least two (2) Business Days (or, if two Business Days is not practicable, one (1) Business Day) prior to the proposed date of sale (which notice shall not bind such Purchaser to make any sale).

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(b) Notwithstanding anything to the contrary in this Agreement, if the Company shall furnish to Holders requesting registration or an Underwritten Offering pursuant to this Article V a certificate signed by the President or Chief Executive Officer of the Company (a “Blackout Notice”) stating that, in the good faith judgment of the Board of Directors of the Company, it would be materially detrimental to the Company and its stockholders for such registration statement to be filed or Underwritten Offering to be effected and it is therefore essential to defer the filing of such registration statement or effecting such Underwritten Offering, as applicable (a “Blackout Period”), then the Company shall have the right to defer such filing or Underwritten Offering for a period of not more than ninety (90) days following receipt of the request of the Initiating Holder; provided, however, that the Company may not utilize this right more than once in any twelve (12) month period; provided, further, that the Company shall not register any securities for the account of itself or any other stockholder during such ninety (90) day period, other than pursuant to a registration relating to the sale of securities to employees of the Company pursuant to a stock option, stock purchase, or similar plan, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities. Each Blackout Notice shall confirm that the conditions described in the definition of Blackout Period are met (but which certificate need not specify the nature of the event causing such conditions to have been met), and shall contain an approximation of the anticipated delay. In addition, the Company shall notify each Holder of Registrable Securities promptly upon each of the commencement (if not included in the Blackout Notice) and the termination of each Blackout Period, which notice of termination shall be delivered to each Holder of Registrable Securities no later than the close of business of the last day of the Blackout Period. In connection with the expiration of any Blackout Period and without any further request from a Holder of Registrable Securities, the Company to the extent necessary and as required by applicable law shall as promptly as reasonably practicable prepare supplements or amendments, including a post-effective amendment, to the Registration Statement or the prospectus, or any document incorporated therein by reference, or file any other required document so that the Registration Statement will be Available. A Blackout Period shall be deemed to have expired when the Company has notified the Holders of Registrable Securities that the Blackout Period is over and the Registration Statement is Available. Notwithstanding anything in this Agreement to the contrary, the absence of an Available Registration Statement at any time from and after the Target Registration Date shall be considered a Blackout Period and subject to the time limitations relating thereto.

(c) If requested by the managing underwriter of an Underwritten Offering, unless such Initiating Holder otherwise agrees, no Eligible Participation Holder or Initiating Holder shall offer for sale (including by short sale), grant any option for the purchase of, or otherwise transfer (whether by actual disposition or effective economic disposition due to cash settlement, derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of the Registrable Securities or otherwise), any Notes or Company Common Stock (or interests therein) or securities convertible into or exchangeable for Notes or Company Common Stock without the prior written consent of

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such managing underwriter for a period designated by such managing underwriter in writing to the Eligible Participation Holders and the Initiating Holder, which shall begin the earlier of the date of the underwriting agreement and the commencement of marketing efforts, and shall not in any event last longer than sixty (60) days following such effective date. If requested by the managing underwriter of any such Underwritten Offering, each Eligible Participation Holder shall execute a separate agreement to the foregoing effect; provided, that each Eligible Participation Holder shall negotiate its respective lock-up agreement; provided, further, that if any such lock-up agreement (i) provides for exceptions from any restrictions contained therein, such exceptions shall automatically apply equally to each Selling Holder or (ii) is terminated or waived in whole or in part for any Selling Holder, such termination or waiver shall automatically apply to each other Selling Holder. Each lock-up agreement shall permit, and this Section 5.04(c) shall be deemed to permit, transfers pursuant to the terms of Permitted Loans, Permitted Debt Financing Transactions and other customary lock-up exceptions, including for gifts, distributions and other transfers not for value (and including in respect of customary charitable donations substantially contemporaneously with distribution to the donor, free of further lock-up agreement transfer restrictions by the donee, by a Selling Holder or its direct or indirect distributees). The obligations of any person under this Section 5.04(c) are not in limitation of lock-up or transfer restrictions that may otherwise apply to any Registrable Securities.

(d) In addition to the registration rights provided in Section 5.02, Initiating Holders and Eligible Participation Holders shall have analogous rights to sell Notes in a marketed offering under Rule 144A under the Securities Act through one or more initial purchasers on a firm-commitment basis, using procedures that are substantially equivalent to those specified in Section 5.02 and Section 5.05. The Company agrees to use its reasonable efforts to cooperate to effect any such sales under such Rule 144A. Nothing in this Section 5.04(d) shall impose any additional or more burdensome obligations on the Company than would apply under Section 5.02 and Section 5.05, in each case, mutatis mutandis in respect of a registered Underwritten Offering, or require that the Company take any actions that it would not be required to take in an Underwritten Offering of such Notes.

(e) Notwithstanding anything herein to the contrary, (i) if Holders of Registrable Securities engage or propose to engage in a “distribution” (as defined in Regulation M under the Exchange Act) of Registrable Securities, such Holders shall discuss the timing of such distribution with the Company reasonably prior to commencing such distribution, and (ii) such distribution must not be for less than $100,000,000 of Registrable Securities held by such Holders (provided that, if collectively a Purchaser and its Affiliates do not own at least $100,000,000 of Registrable Securities, they shall be permitted to engage in such distribution with respect to all of the Registrable Securities held by them).

(f) In connection with a distribution of Registrable Securities in which a Holder of Registrable Securities is selling at least $100,000,000 of Registrable Securities, the Company shall, to the extent requested by the managing underwriter(s) of such a distribution, be subject to a restricted period of the same length of time as such Holder agrees with the managing underwriter(s) (but not to exceed sixty (60) days) during which the Company may not offer, sell or grant any option to purchase Company Common Stock (in the case of an offering of Company Common Stock or securities convertible or exchangeable for Company

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Common Stock) and any debt securities (in the case of an offering of debt securities) of the Company, subject to customary carve-outs that include, but are not limited to, (i) issuances pursuant to the Company’s employee or director stock plans and issuances of shares upon the exercise of options or other equity awards under such stock plans and (ii) in connection with acquisitions, joint ventures and other strategic transactions.

Section 5.05. Registration Procedures.

(a) Whenever required under this Article 5 to effect the registration of any Registrable Securities, or any analogous Rule 144A offering pursuant to Section 5.04(d), the Company shall as expeditiously as reasonably possible:

(i) before filing such Registration Statement or any amendments or supplements thereto, including any prospectus supplements in connection with a sale referred to in a Take-Down Notice (but excluding amendments and supplements that do nothing more than name Selling Holders and provide information with respect thereto), furnish to the Holders which are including Registrable Securities in such registration (“Selling Holders”) and the lead managing underwriter(s), if any, copies of all such documents proposed to be filed, which documents will be subject to the review and reasonable comment (which comments will be considered in good faith by the Company) of the counsel (if any) to such Holders and counsel (if any) to such underwriter(s), and other documents reasonably requested by any such counsel, including any comment letters from the SEC, and, if requested by any such counsel, provide such counsel and the lead managing underwriter(s), if any, reasonable opportunity to participate in the preparation of such Registration Statement and each prospectus (including any prospectus supplement) included or deemed included therein and such other opportunities to conduct a customary and reasonable due diligence investigation (in the context of a registered underwritten offering) of the Company, including reasonable access to (including responses to any reasonable inquiries by the lead managing underwriter(s) and their counsel) the Company’s books and records, officers, accountants and other advisors; provided that such persons shall first agree in writing with the Company that any information that is reasonably designated by the Company as confidential at the time of delivery shall be kept confidential by such persons subject to customary exceptions;

(ii) at or before any Registration Statement covering the Notes is declared or otherwise becomes effective, qualify the Indenture under the Trust Indenture Act of 1939, as amended, and appoint a new trustee under the Indenture to the extent such qualification requires the appointment of a new trustee;

(iii) if requested by the lead managing underwriter(s) or the Selling Holders, promptly include in a prospectus supplement or post-effective amendment such information as the lead managing underwriter(s), if any, and such Holders may reasonably request in order to permit the intended method of distribution of such securities and make all required filings of such prospectus supplement or such post-effective amendment as soon as reasonably practicable after the Company has received such request; provided, however, that the Company shall not be required to take any actions under this Section 5.05(a)(iii) that are not, in the opinion of counsel for the Company, in compliance with applicable law;

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(iv) as promptly as practicable notify in writing the Holders of Registrable Securities and the underwriters, if any, of the following events: (A) the filing of the Registration Statement, any amendment thereto, the prospectus or any prospectus supplement related thereto or post-effective amendment to such Registration Statement or any Free Writing Prospectus utilized in connection therewith, and, with respect to such Registration Statement or any post-effective amendment thereto, when the same has become effective; (B) any request by the SEC or any other U.S. or state governmental authority for amendments or supplements to such Registration Statement or the prospectus; (C) the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or the initiation of any proceedings by any person for that purpose; (D) the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction or the initiation or threat of any proceeding for such purpose; (E) if at any time the representations and warranties of the Company contained in any agreement (including any underwriting agreement) related to such registration cease to be true and correct in any material respect; and (F) upon the happening of any event that makes any statement made in such Registration Statement, as then in effect, or related prospectus, free writing prospectus, as defined in Rule 405 of the Securities Act or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in such registration statement, prospectus or documents so that, in the case of such Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, in the case of clause (F), that such notice need not include the nature or details concerning such event;

(v) use reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of such Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction at the earliest reasonable practicable date, except that the Company shall not for any such purpose be required to (A) qualify generally to do business as a foreign corporation or as a dealer in securities in any jurisdiction wherein it would not but for the requirements of this clause (v) be obligated to be so qualified, (B) subject itself to taxation in any such jurisdiction or (C) file a general consent to service of process in any such jurisdiction;

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(vi) cooperate with each seller of Registrable Securities and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the Financial Industry Regulatory Authority, Inc.;

(vii) use reasonable efforts to cooperate with the Holders to facilitate the timely preparation and delivery of certificates or book-entry securities representing Registrable Securities to be delivered to a transferee pursuant to the Registration Statements, which certificates or book-entry securities shall be free, to the extent permitted by the Indenture and applicable law, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holders may request in writing; and in connection therewith, if required by the Company’s transfer agent, the Company will promptly after the effectiveness of the Registration Statement cause to be delivered to its transfer agent when and as required by such transfer agent from time to time, any authorizations, certificates, directions and other evidence required by the transfer agent which authorize and direct the transfer agent to issue such Registrable Securities without legend upon sale by the Holder of such Registrable Securities under the Registration Statement; and

(viii) in the event of an Underwritten Offering, use commercially reasonable efforts to furnish, at the request of the managing underwriters, on the date that such Registrable Securities are delivered to the underwriters for sale, (X) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance customarily given to underwriters in an underwritten public offering, addressed to the underwriters, and (Y) a “comfort” letter dated as of such date and the pricing date of such Underwritten Offering, from the independent public accountants of the Company, in form and substance customarily given by independent public accountants to underwriters in an underwritten public offering, addressed to the underwriters.

(b) In addition to the foregoing subsection (a) of this Section 5.05, Section 2.4 of the Investor Rights Agreement (as of the date hereof) shall apply to this Agreement, mutatis mutandis, without prejudice to the obligations of the Company set forth in Section 5.01.

Section 5.06. Expenses. All expenses (other than underwriting discounts and commissions and stock transfer taxes and fees) incurred in connection with a registration pursuant to Sections 5.01, 5.02, 5.03, 5.04 and 5.05 including, without limitation, registration, filing, listing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for the Company (including local counsel, if required), fees and expenses incurred by the Company in connection with complying with state securities or blue sky laws, fees of the Financial Industry Regulatory Authority, Inc., all the Company’s internal expenses, transfer taxes, and fees of transfer agents and registrars and up to a maximum of $75,000 of the reasonable fees and disbursements per registration or Underwriting Offering of one counsel for the Selling Holders selected by a Majority in Interest of Selling Holders, shall be borne by the Company.

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Section 5.07. Termination of Registration Rights. The Company’s obligations pursuant to Sections 5.01, 5.02, 5.03, 5.04 and 5.05 shall terminate, as to any Holder, when all Registrable Securities that such Holder Beneficially Owns are less than 1% of the outstanding Company Common Stock.

Section 5.08. [Reserved].

Section 5.09. Other Provisions. Sections 2.5, 2.7, 2.8, and 2.9 of the Investor Rights Agreement (as in effect on the date hereof) shall apply to this Agreement, mutatis mutandis; provided that the parties hereby agree to the following provisions in addition to (and not in lieu of) the provisions set forth in Section 2.8 of the Investor Rights Agreement: if the indemnifying party shall have failed within a reasonable period of time to assume the applicable defense and the indemnified party is or would reasonably be expected to be materially prejudiced by such delay, the indemnified party shall be promptly reimbursed by the indemnifying party for the expenses incurred in connection with retaining one separate legal counsel (for the avoidance of doubt, for all indemnified parties in connection therewith)). For the avoidance of doubt, notwithstanding any such assumption by an indemnifying party, the indemnified party shall have the right to employ separate counsel in any such matter and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party except as provided in the previous sentence. An indemnifying party shall not be liable for any settlement of an action or claim effected without its consent (which consent shall not be unreasonably withheld, conditioned or delayed). No matter shall be settled by an indemnifying party without the consent of the indemnified party (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement (x) includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such claim or proceeding, (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any indemnified party and (z) is settled solely for cash for which the indemnified party would be entitled to and receives indemnification hereunder.

ARTICLE VI

MISCELLANEOUS

Section 6.01. Survival of Representations and Warranties. All covenants and agreements contained herein, other than those which by their terms apply in whole or in part after the Closing (which shall survive the Closing), shall terminate as of the Closing, provided, nothing herein shall relieve any party of liability for any breach of such covenant or agreement before it terminated. Except for the warranties and representations contained in clauses (a)(i), (b), (c), (d), (e), (f)(i), (l) and (o) of Section 3.01 and the representations and warranties contained in Section 3.02, which shall survive the Closing until expiration of the applicable statute of limitations, the warranties and representations made herein shall survive for one (1) year following the applicable Closing Date and shall then expire; provided, that nothing herein shall relieve any party of liability for any inaccuracy or breach of such representation or warranty to the extent that any good faith allegation of such inaccuracy or breach is made in writing prior to such expiration.

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Section 6.02. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, sent by overnight courier or sent via email (with non-automated receipt confirmed by the recipient or its counsel) as follows:

(a)	If to the Silver Lake Purchasers or to the Purchasers, to:

c/o Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

Attention: Karen King

Email: Karen.King@SilverLake.com

and:

c/o Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

Attention:   Andrew J. Schader

                    Jennifer Gautier

Email: Andy.Schader@SilverLake.com

            Jennifer.Gautier@SilverLake.com

With a copy (which shall not constitute actual or constructive notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Ken Wallach

                 Hui Lin

                 Sunny Cheong

Email: kwallach@stblaw.com

            Hui.lin@stblaw.com

            scheong@stblaw.com

and:

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, CA 94304

Attention: Atif Azher

                 Mark Myott

Email: aazher@stblaw.com

            mark.myott@stblaw.com

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(b)	If to the Sequoia Purchaser or to the Purchasers, to:

Sequoia Capital Operations, LLC

2800 Sand Hill Road, Suite 101

Menlo Park, CA 94025

Attention: Chief Legal Officer

Email: sequoiacapital@sequoiacap.com

            compliance@sequoiacap.com

With a copy (which shall not constitute actual or constructive notice) to:

Cleary Gottlieb Steen & Hamilton

One Liberty Plaza

New York NY 10006

Attention: Paul J. Shim

Email: pshim@cgsh.com

(c)	if to the Company, to:

Unity Software Inc.

30 3rd Street

San Francisco, CA 94103

Attention: Nora Go, Assistant Corporate Secretary

With a copy (which shall not constitute actual or constructive notice) to:

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

Attention: Eric McCrath

                 David Slotkin

Email: emccrath@mofo.com

            dslotkin@mofo.com

or to such other address or addresses as shall be designated in writing. All notices shall be deemed effective (a) when delivered personally (with written confirmation of receipt, by other than automatic means, whether electronic or otherwise), (b) when sent by e-mail (with written confirmation of receipt, by other than automatic means, whether electronic or otherwise) or (c) one (1) Business Day following the day sent by overnight courier.

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Section 6.03. Entire Agreement; Third Party Beneficiaries; Amendment. This Agreement, together with the Indenture, the Confidentiality Agreement, the Issuer Agreement (if requested by a Purchaser) and the Service Agreement, sets forth the entire agreement between the parties hereto with respect to the Transactions, and is not intended to and shall not confer upon any person other than the parties hereto, their successors and permitted assigns any rights or remedies hereunder, provided that (i) Section 4.20 shall be for the benefit of and fully enforceable by each of the Indemnitees, (iii) the indemnification in Section 2.8 of the Investor Rights Agreement incorporated by reference herein in Section 5.09 hereof shall be for the benefit of and fully enforceable by each of the indemnified parties and (iv) Section 6.12 shall be for the benefit of and fully enforceable by each of the Specified Persons. Any provision of this Agreement may be amended or modified in whole or in part at any time by an agreement in writing between the Company and the Silver Lake Purchasers; provided, that any amendment that materially and adversely impacts the Sequoia Purchaser in a manner disproportionate to the Silver Lake Purchasers shall require the prior written consent of the Sequoia Purchaser. No failure on the part of any party to exercise, and no delay in exercising, any right shall operate as a waiver thereof nor shall any single or partial exercise by any party of any right preclude any other or future exercise thereof or the exercise of any other right.

Section 6.04. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute any original, but all of which together shall constitute one and the same document. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

Section 6.05. Public Announcements. No press release or public announcement related to this Agreement or the transactions contemplated herein shall be issued or made by a Purchaser or its Affiliates without the prior written approval of the Company, unless required by law (based on the advice of counsel) or the rules and regulations of a securities exchange, in which case the Company shall have the right to review and reasonably comment on such press release, announcement or communication prior to issuance, distribution or publication. Notwithstanding the foregoing (but subject to the terms of the applicable Confidentiality Agreement, as applicable), a Purchaser and its Affiliates shall not be restricted from communicating with their respective investors and potential investors in connection with marketing, informational or reporting activities; provided, that the recipient of such information is subject to a customary obligation to keep such information confidential. The Company may issue or make one or more press releases or public announcements (in which case each Purchaser shall have the right to review and reasonably comment on such press release, announcement or communication prior to issuance, distribution or publication) and may file this Agreement with the SEC and may provide information about the subject matter of this Agreement in connection with equity or debt issuances, share repurchases, or marketing, informational or reporting activities. Notwithstanding the foregoing, the Company hereby consents to each Purchaser publishing and disclosing in all documents and schedules filed with the SEC, and any press release or other disclosure document that such Purchaser reasonably determines to be necessary in connection with the transactions contemplated by this Agreement or the Merger Agreement, the existence and terms of this Agreement, the Merger Agreement and any other document contemplated hereby or thereby.

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Section 6.06. Expenses. Except as otherwise expressly provided herein, each party to this Agreement shall be responsible for the fees, costs and expenses incurred by such party to this Agreement or its respective Affiliates in connection with their evaluation of the Company and the transactions contemplated pursuant to this Agreement, including all attorneys’ fees and other expenses related to the due diligence review and the structuring, drafting, negotiating and entry into this Agreement and the other Transaction Agreements.

Section 6.07. Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the Company’s successors and assigns and each of the Purchaser’s successors and assigns, and no other person; provided, that neither the Company nor any Purchaser may assign its respective rights or delegate its respective obligations under this Agreement, whether by operation of law or otherwise, and any assignment by the Company or any Purchaser in contravention hereof shall be null and void; provided, that (i) at or prior to the Closing, each Purchaser may assign all of its rights and obligations under this Agreement or any portion thereof to one or more Affiliates who execute and deliver a Joinder, and such Affiliate shall be deemed a Purchaser hereunder and shall have all rights and obligations of the assigning Purchaser or any portion thereof (as set forth in the Joinder); provided, that no such assignment will relieve such assigning Purchaser of its obligations hereunder, (ii) any Affiliate of a Purchaser who after the Closing Date executes and delivers a Joinder and is a permitted transferee of any Notes or shares of Company Common Stock shall be deemed a Purchaser hereunder and have all the rights and obligations of the assigning Purchaser or any portion thereof (as set forth in the Joinder); provided, that no such assignment will relieve such assigning Purchaser of its obligations hereunder, (iii) if the Company consolidates or merges with or into any Person and the Company Common Stock is, in whole or in part, converted into or exchanged for securities of a different issuer, then as a condition to such transaction the Company will cause such issuer to assume all of the Company’s rights and obligations under this Agreement in a written instrument delivered to the Purchasers, and (iv) the rights of a Holder of Registrable Securities under Article V may be transferred but only together with Subject Securities (w) in a transfer of (1) Notes in an aggregate principal amount of at least $100,000,000 and (2) Company Common Stock or other Subject Securities issued or issuable upon conversion of at least $100,000,000 in aggregate principal amount of Notes, (x) to an Affiliate of the transferor that executes and delivers to the Company a Joinder (subject to 4.02(a)), or (y) to a lender in connection with a Permitted Loan or (z) to a financial institution in connection with a Permitted Debt Financing Transaction. For the avoidance of doubt, no Third Party to whom any of the Notes or shares of Company Common Stock are transferred shall have any rights or obligations under this Agreement except (and then only to the extent of) any rights and obligations under Article V to the extent transferable in accordance with this Section 6.07. Notwithstanding anything to the contrary set forth herein, each Purchaser may without the consent of any other party grant powers of attorney, operative only upon an event of default of the Company in respect of its obligation under Article II to issue the Notes upon payment of the Purchase Price in accordance with the terms of this Agreement (including satisfaction of the conditions set forth in Section 2.02(d)), to any lender, administrative agent or collateral agent under any Permitted Loan or to any financial institution in connection with a Permitted Debt Financing Transaction, in each case to act on behalf of such Purchaser to enforce such obligation.

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Section 6.08. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 6.08(a), (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 6.02 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

(b) EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 6.08.

Section 6.09. Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall remain in full force and effect provided that the economic and legal substance of, any of the Transactions is not affected in any manner materially adverse to any party. In the event of any such determination, the parties agree to negotiate in good faith to modify this Agreement to fulfill as closely as possible the original intent and purpose hereof. To the extent permitted by law, the parties hereby to the same extent waive any provision of law that renders any provision hereof prohibited or unenforceable in any respect.

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Section 6.10. Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each party agrees that in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it, whether in law or equity) to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 6.11. Headings. The headings of Articles and Sections contained in this Agreement are for reference purposes only and are not part of this Agreement.

Section 6.12. Non-Recourse.

(a) Notwithstanding anything to the contrary in this Agreement, each Purchaser’s liability for any liability, loss, damage or recovery of any kind (including special, exemplary, consequential, indirect or punitive damages or damages arising from loss of profits, business opportunities or goodwill, diminution in value or any other losses or damages, whether at law, in equity, in contract, in tort or otherwise) arising under or in connection with any breach of this Agreement or any other Transaction Agreement (whether willfully, intentionally, unintentionally or otherwise) or the Closing to occur for any reason or otherwise in connection with the transactions contemplated by any Transaction Agreement or in respect of any oral representations made or alleged to have been made in connection herewith shall be no greater than an amount equal to the portion of the Purchase Price payable by such Purchaser opposite such Purchaser’s name in accordance with Schedule I hereto and no Purchaser shall have any further liability or obligation relating to or arising out of this Agreement, the Merger Agreement, any other Transaction Agreement or the Transactions in excess of such amount. For the avoidance of doubt, the foregoing shall not limit the Company’s rights under Section 6.10.

(b) This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against the entities that are expressly named as parties hereto and their respective successors and assigns (including any Person that executes and delivers a Joinder). Except as set forth in the immediately preceding sentence, no past, present or future director, officer, employee, incorporator, member, partners, stockholder, Affiliate, agent, attorney, advisor or representative of any party hereto (collectively, the “Specified Persons”) shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

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Section 6.13. Independent Nature of Purchasers’ Obligations and Rights. Each Purchaser is entering into this Agreement on a several and not joint basis, and each obligation, and any liability of the Purchasers under this Agreement, shall be several and not joint, and, with respect to any liability, shall only be a liability of the Purchaser that primarily caused such liability (or if such liability is primarily caused by each Purchaser, it shall be allocated based on the allocation of the Purchase Price as set forth opposite each Purchaser’s name on Schedule I). If any Purchaser fails to consummate the Closing when obligated hereunder (any such failing purchaser, a “Defaulting Purchaser”), (i) the non-defaulting Purchaser shall be permitted to elect to assume such Defaulting Purchaser’s rights and obligations under this Agreement, or cause any other Person to assume such Defaulting Purchaser’s rights and obligations under this Agreement, and the Defaulting Purchaser shall execute all amendments and other documents necessary to consummate such assumption and any such assignment shall not relieve the Defaulting Purchaser of its liability hereunder and/or (ii) the non-defaulting Purchaser and the Company may elect to terminate this Agreement with respect to such Defaulting Purchaser and any such termination shall not relieve the Defaulting Purchaser of its liability hereunder prior to termination. The Purchasers and the Company agree that the arrangements contemplated by this Agreement are not intended to constitute the formation of a “group” (as defined in Section 13(d)(3) of the Exchange Act). Each Purchaser agrees that, for purposes of determining Beneficial Ownership of such Purchaser and its Affiliates, it shall disclaim any Beneficial Ownership by virtue of this Agreement of any Company Common Stock issued upon conversion of the Notes owned by the other Purchaser, and the Company agrees to recognize such disclaimer in its Exchange Act and Securities Act reports.

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto or by their respective duly authorized officers, all as of the date first above written.

UNITY SOFTWARE INC.

By:	/s/ Luis Visoso
Name: Luis Visoso
Title: Senior Vice President and Chief Financial Officer

[Signature Page to Investment Agreement]

SILVER LAKE ALPINE II, L.P.

By	Silver Lake Alpine Associates II, L.P., its general partner

By:	SLAA II (GP), L.L.C., its general
partner

By:	Silver Lake Group, L.L.C., its
managing member

By:	/s/ Stephen Evans
Name: Stephen Evans
Title: Managing Director

SILVER LAKE PARTNERS VI, L.P.

By Silver Lake Technology Associates VI, L.P., its general partner

By: SLTA VI (GP), L.L.C., its general partner

By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Stephen Evans
Name: Stephen Evans
Title: Managing Director

[Signature Page to Investment Agreement]

Sequoia Capital Fund, L.P.

By: Sequoia Capital Fund Management, L.P.,

a Cayman Islands exempted limited partnership

Title: General Partner

By: SC US (TTGP), LTD.,

a Cayman Islands exempted company

Title: General Partner

By:	/s/ Roelof F. Botha
Name: Roelof F. Botha
Title: Authorized Signatory

[Signature Page to Investment Agreement]

EXHIBIT A

FORM OF INDENTURE

Execution Version

UNITY SOFTWARE INC.

AND

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION,

as Trustee

INDENTURE

Dated as of [•], 2022

2.0% Convertible Senior Notes due 2027

INDENTURE, dated as of [•], 2022, between UNITY SOFTWARE INC., a Delaware corporation, as issuer (the “Company,” as more fully set forth in Section 1.01) and U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, a national banking association, as trustee (the “Trustee,” as more fully set forth in Section 1.01).

W I T N E S S E T H:

WHEREAS, for its lawful corporate purposes, the Company has duly authorized the issuance of its 2.0% Convertible Senior Notes due 2027 (the “Notes”), initially in an aggregate principal amount not to exceed $1,000,000,000, and in order to provide the terms and conditions upon which the Notes are to be authenticated, issued and delivered, the Company has duly authorized the execution and delivery of this Indenture; and

WHEREAS, the Form of Note, the certificate of authentication to be borne by each Note, the Form of Notice of Conversion, the Form of Fundamental Change Repurchase Notice and the Form of Assignment and Transfer to be borne by the Notes are to be substantially in the forms hereinafter provided; and

WHEREAS, all acts and things necessary to make the Notes, when executed by the Company and authenticated and delivered by the Trustee or a duly authorized authenticating agent, as in this Indenture provided, the valid, binding and legal obligations of the Company, and this Indenture a valid agreement according to its terms, have been done and performed, and the execution of this Indenture and the issuance hereunder of the Notes have in all respects been duly authorized.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

That in order to declare the terms and conditions upon which the Notes are, and are to be, authenticated, issued and delivered, and in consideration of the premises and of the purchase and acceptance of the Notes by the Holders thereof, the Company covenants and agrees with the Trustee for the equal and proportionate benefit of the respective Holders from time to time of the Notes (except as otherwise provided below), as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. The terms defined in this Section 1.01 (except as herein otherwise expressly provided or unless the context otherwise requires) for all purposes of this Indenture and of any indenture supplemental hereto shall have the respective meanings specified in this Section 1.01. The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision. The terms defined in this Article include the plural as well as the singular.

“Additional Interest” means all amounts, if any, payable pursuant to Section 6.03.

“Additional Shares” shall have the meaning specified in Section 13.03(a).

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Board of Directors” means the board of directors of the Company or a committee of such board duly authorized to act for it hereunder.

“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors, and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Day” means, with respect to any Note, any day other than a Saturday, a Sunday or a day on which the Federal Reserve Bank of New York is authorized or required by law or executive order to close or be closed.

“Capital Stock” means, for any entity, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by that entity, but shall not include any debt securities convertible into or exchangeable for any securities otherwise constituting Capital Stock pursuant to this definition.

“Cash Settlement” shall have the meaning specified in Section 13.02(a).

“Clause A Distribution” shall have the meaning specified in Section 13.04(c).

“Clause B Distribution” shall have the meaning specified in Section 13.04(c).

“Clause C Distribution” shall have the meaning specified in Section 13.04(c).

“close of business” means 5:00 p.m. (New York City time).

“Combination Settlement” shall have the meaning specified in Section 13.02(a).

“Commission” means the U.S. Securities and Exchange Commission.

“Common Equity” of any Person means Capital Stock of such Person that is generally entitled (a) to vote in the election of directors of such Person or (b) if such Person is not a corporation, to vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

“Common Stock” means the common stock of the Company, par value $0.000005 per share, at the date of this Indenture, subject to Section 13.07.

“Company” shall have the meaning specified in the first paragraph of this Indenture, and subject to the provisions of Article 11, shall include its successors and assigns.

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“Company Order” means a written order of the Company signed by any of its Officers and delivered to the Trustee.

“Conversion Agent” shall have the meaning specified in Section 4.02.

“Conversion Date” shall have the meaning specified in Section 13.02(c).

“Conversion Obligation” shall have the meaning specified in Section 13.01.

“Conversion Price” means as of any time, $1,000, divided by the Conversion Rate as of such time.

“Conversion Rate” shall have the meaning specified in Section 13.01.

“Conversion Rate Adjustment Exception” shall have the meaning specified in Section 13.04.

“Corporate Trust Office” means the designated office of the Trustee at which at any time this Indenture shall be administered, which office at the date hereof is located at U.S. Bank Trust Company, National Association, 100 Wall St, Suite 600, New York, NY 10005, Attention: J. Hall (Unity Software Inc.), or such other address in the continental United States as the Trustee may designate from time to time by notice to the Holders and the Company, or the designated corporate trust office of any successor trustee (or such other address as such successor trustee may designate from time to time by notice to the Holders and the Company).

“Custodian” means the Trustee, as custodian for The Depository Trust Company, with respect to the Global Notes, or any successor entity appointed by the Company as custodian for the Depositary under this Indenture.

“Daily Conversion Value” means, for each of the 30 consecutive Trading Days during the relevant Observation Period, one-thirtieth (1/30) of the product of (a) the Conversion Rate on such Trading Day and (b) the Daily VWAP for such Trading Day.

“Daily Measurement Value” means the Specified Dollar Amount (if any), divided by 30.

“Daily Settlement Amount,” for each of the 30 consecutive Trading Days during the relevant Observation Period, shall consist of:

(a) cash in an amount equal to the lesser of (i) the Daily Measurement Value and (ii) the Daily Conversion Value on such Trading Day; and

(b) if the Daily Conversion Value on such Trading Day exceeds the Daily Measurement Value, a number of shares of Common Stock equal to (i) the difference between the Daily Conversion Value and the Daily Measurement Value, divided by (ii) the Daily VWAP for such Trading Day.

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“Daily VWAP” means, for each of the 30 consecutive Trading Days during the relevant Observation Period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “U <equity> AQR” (or its equivalent successor if such Bloomberg page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is unavailable, the market value of one share of the Common Stock on such Trading Day reasonably determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by the Company). The “Daily VWAP” shall be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

“Default” means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

“Defaulted Amounts” means any amounts on any Note (including, without limitation, the Fundamental Change Repurchase Price, principal and interest) that are payable but are not punctually paid or duly provided for.

“Depositary” means, with respect to each Global Note, the Person specified in Section 2.05(c) as the Depositary with respect to such Notes, until a successor shall have been appointed and become such pursuant to the applicable provisions of this Indenture, and thereafter, “Depositary” shall mean or include such successor.

“Designated Institution” shall have the meaning specified in Section 13.12.

“Distributed Property” shall have the meaning specified in Section 13.04(c).

“Domestic Subsidiary” means a Subsidiary of the Company that is a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia.

“Effective Date” shall have the meaning specified in Section 13.03(c), except that, as used in Section 13.04 and Section 13.05,

“Effective Date” means the first date on which shares of the Common Stock trade on the applicable exchange or in the applicable market, regular way, reflecting the relevant share split or share combination, as applicable. For the avoidance of doubt, any alternative trading convention on the applicable exchange or market in respect of shares of the Common Stock under a separate ticker symbol or CUSIP number will not be considered “regular way” for this purpose.

“Event of Default” shall have the meaning specified in Section 6.01.

“Ex-Dividend Date” means the first date on which shares of the Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Company or, if applicable, from the seller of Common Stock on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market. For the avoidance of doubt, any alternative trading convention on the applicable exchange or market in respect of shares of the Common Stock under a separate ticker symbol or CUSIP number will not be considered “regular way” for this purpose.

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“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exempted Fundamental Change” shall have the meaning specified in Section 14.01(e).

“Form of Assignment and Transfer” shall mean the “Form of Assignment and Transfer” attached as Attachment 3 to the Form of Note attached hereto as Exhibit A.

“Form of Fundamental Change Repurchase Notice” shall mean the “Form of Fundamental Change Repurchase Notice” attached as Attachment 2 to the Form of Note attached hereto as Exhibit A.

“Form of Note” shall mean the “Form of Note” attached hereto as Exhibit A.

“Form of Notice of Conversion” shall mean the “Form of Notice of Conversion” attached as Attachment 1 to the Form of Note attached hereto as Exhibit A.

“Fundamental Change” shall be deemed to have occurred at the time after the Notes are originally issued if any of the following occurs:

(a) except in connection with transactions described in clause (b) below, a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than the Company, its direct or indirect Wholly Owned Subsidiaries and the employee benefit plans of the Company and its Wholly Owned Subsidiaries, files a Schedule TO (or any successor schedule, form or report) or any schedule, form or report under the Exchange Act that discloses that such person or group has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act as in effect on the Issue Date, of shares of the Common Stock of the Company representing more than 50% of the voting power of the Common Stock of the Company, unless such beneficial ownership arises solely as a result of a revocable proxy delivered in response to a public proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act and is not also then reportable on Schedule 13D or Schedule 13G (or any successor schedule) under the Exchange Act regardless of whether such a filing has actually been made; provided that no person or group shall be deemed to be the beneficial owner of any securities tendered pursuant to a tender or exchange offer made by or on behalf of such “person” or “group” until such tendered securities are accepted for purchase or exchange under such offer;

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(b) the consummation of (A) any recapitalization, reclassification or change of the Common Stock (other than a change to par value, or from par value to no par value, or changes resulting from a subdivision or combination) as a result of which the Common Stock would be converted into, or exchanged for, stock, other securities, other property or assets; (B) any share exchange, consolidation or merger of the Company pursuant to which the Common Stock will be converted into cash, securities or other property or assets; or (C) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any Person other than one or more of the Company’s direct or indirect Wholly Owned Subsidiaries; provided, however, that a transaction described in clause (A) or clause (B) in which the holders of all classes of the Company’s Common Equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of Common Equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such transaction in substantially the same proportions (relative to each other) as such ownership immediately prior to such transaction shall not be a Fundamental Change pursuant to this clause (b);

(c) the stockholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; or

(d) the Common Stock (or other common stock underlying the Notes) ceases to be listed or quoted on any of The New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq Global Market (or any of their respective successors);

provided, however, that a transaction or transactions described in clause (b) above shall not constitute a Fundamental Change, if at least 90% of the consideration received or to be received by the common stockholders of the Company, excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights, in connection with such transaction or transactions consists of shares of common stock that are listed or quoted on any of The New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq Global Market (or any of their respective successors) or will be so listed or quoted when issued or exchanged in connection with such transaction or transactions and as a result of such transaction or transactions the Notes become convertible into such consideration, excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights (subject to the provisions of Section 13.07). If any transaction in which the Common Stock is replaced by the common stock or other Common Equity of another entity occurs, following completion of any related Make-Whole Fundamental Change Period (or, in the case of a transaction that would have been a Fundamental Change or a Make-Whole Fundamental Change but for the proviso immediately following clause (d) of this definition, following the effective date of such transaction), references to the Company in this definition shall instead be references to such other entity.

“Fundamental Change Company Notice” shall have the meaning specified in Section 14.01(c).

“Fundamental Change Repurchase Date” shall have the meaning specified in Section 14.01(a).

“Fundamental Change Repurchase Notice” shall have the meaning specified in Section 14.01(b)(i).

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“Fundamental Change Repurchase Price” shall have the meaning specified in Section 14.01(a).

“given,” with respect to any notice to be given to a Holder pursuant to this Indenture, shall mean notice (x) given to the Depositary (or its designee) pursuant to the standing instructions from the Depositary or its designee, including by electronic mail in accordance with accepted practices or procedures at the Depositary (in the case of a Global Note) or (y) mailed to such Holder by first class mail, postage prepaid, at its address as it appears on the Note Register (in the case of a Physical Note), in each case in accordance with Section 16.03. Notice so “given” shall be deemed to include any notice to be “mailed” or “delivered,” as applicable, under this Indenture.

“Global Note” shall have the meaning specified in Section 2.05(b).

“Holder,” as applied to any Note, or other similar terms (but excluding the term “beneficial holder”), shall mean any Person in whose name, at the relevant time of determination, a particular Note is registered on the Note Register.

“Indenture” means this instrument as originally executed or, if amended or supplemented as herein provided, as so amended or supplemented.

“Interest Payment Date” means each [•] and [•] of each year, beginning on [•].

“Investment Agreement” means the Investment Agreement, dated as of July 13, 2022, by and among the Company and the several purchasers party thereto.

“Investor Global Notes” means the Global Notes issued and authenticated on the Issue Date with an initial balance of $1,000,000,000 and identified by the CUSIP and ISIN numbers set forth in Section 2.09.

“Investor Notes” means any Investor Global Notes or any temporary Notes or Physical Notes issued in exchange for beneficial interests in an Investor Global Note.

“Investor Settlement Notice” shall have the meaning specified in Section 13.02(a)(v).

“Issue Date” means [•], 2022.

“Last Reported Sale Price” of the Common Stock (or any other security for which a closing sale price must be determined) on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. national or regional securities exchange on which the Common Stock (or such other security) is traded. If the Common Stock (or such other security) is not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “Last Reported Sale Price” shall be the last quoted bid price for the Common Stock (or such other security) in the over-the-counter market on the relevant date as reported by OTC Markets Group Inc. or a similar organization. If the Common Stock (or such other

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security) is not so quoted, the “Last Reported Sale Price” shall be the average of the mid-point of the last bid and ask prices for the Common Stock (or such other security) on the relevant date from each of at least three nationally recognized independent investment banking firms selected by the Company for this purpose. The “Last Reported Sale Price” shall be determined without regard to after-hours trading or any other trading outside of regular trading session hours.

“Make-Whole Fundamental Change” means any transaction or event that constitutes a Fundamental Change (as defined above and determined after giving effect to any exceptions to or exclusions from such definition, but without regard to the proviso in clause (b) of the definition thereof).

“Make-Whole Fundamental Change Period” shall have the meaning specified in Section 13.03(a).

“Market Disruption Event” means, for the purposes of determining amounts due upon conversion (a) a failure by the primary U.S. national or regional securities exchange or market on which the Common Stock is listed or admitted for trading to open for trading during its regular trading session or (b) the occurrence or existence prior to 1:00 p.m., New York City time, on any Scheduled Trading Day for the Common Stock for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in the Common Stock or in any options contracts or futures contracts traded on any U.S. exchange relating to the Common Stock.

“Maturity Date” means [•], 2027.

“Merger Event” shall have the meaning specified in Section 13.07(a).

“Note” or “Notes” shall have the meaning specified in the first paragraph of the recitals of this Indenture.

“Note Register” shall have the meaning specified in Section 2.05(a).

“Note Registrar” shall have the meaning specified in Section 2.05(a).

“Notice of Conversion” shall have the meaning specified in Section 13.02(b).

“Observation Period” with respect to any Note (other than an Investor Note) surrendered for conversion means: (i) if the relevant Conversion Date occurs prior to [•], 2027, the 30 consecutive Trading Day period beginning on, and including, the second Trading Day immediately succeeding such Conversion Date; and (ii) if the relevant Conversion Date occurs on or after [•], 2027, the 30 consecutive Trading Days beginning on, and including, the 31st Scheduled Trading Day immediately preceding the Maturity Date; and, with respect to Investor Notes, has the meaning set forth in Section 13.02(a)(v).

“Officer” means, with respect to the Company, the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Operating Officer, the Chief Legal Officer, the Treasurer, the Secretary, any Executive or Senior Vice President or any Vice President (whether or not designated by a number or numbers or word or words added before or after the title “Vice President”).

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“Officer’s Certificate,” when used with respect to the Company, means a certificate that is delivered to the Trustee and that is signed by an Officer of the Company. Each such certificate shall include the statements provided for in Section 16.05 if and to the extent required by the provisions of such Section. The Officer giving an Officer’s Certificate pursuant to Section 4.08 shall be the principal executive, financial or accounting officer of the Company.

“open of business” means 9:00 a.m. (New York City time).

“Opinion of Counsel” means an opinion in writing, signed by legal counsel, who may be an employee of or counsel to the Company, that is delivered to the Trustee, which opinion may contain customary exceptions and qualifications as to the matters set forth therein. Each such opinion shall include the statements provided for in Section 16.05 if and to the extent required by the provisions of such Section 16.05.

“outstanding,” when used with reference to Notes, shall, subject to the provisions of Section 8.04, mean, as of any particular time, all Notes authenticated and delivered by the Trustee under this Indenture, except:

(a) Notes theretofore canceled by the Trustee or accepted by the Trustee for cancellation;

(b) Notes, or portions thereof, that have become due and payable and in respect of which monies in the necessary amount shall have been deposited in trust with the Trustee or with any Paying Agent (other than the Company) or shall have been set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent);

(c) Notes that have been paid pursuant to Section 2.06 or Notes in lieu of which, or in substitution for which, other Notes shall have been authenticated and delivered pursuant to the terms of Section 2.06 unless proof satisfactory to the Trustee is presented that any such Notes are held by protected purchasers in due course;

(d) Notes converted pursuant to Article 13 and required to be canceled pursuant to Section 2.08; and

(e) Notes repurchased by the Company pursuant to the penultimate sentence of Section 2.10 and cancelled by the Trustee.

“Paying Agent” shall have the meaning specified in Section 4.02.

“Person” means an individual, a corporation, a limited liability company, an association, a partnership, a joint venture, a joint stock company, a trust, an unincorporated organization or a government or an agency or a political subdivision thereof.

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“Physical Notes” means permanent certificated Notes in registered form issued in denominations of $1,000 principal amount and integral multiples thereof.

“Physical Settlement” shall have the meaning specified in Section 13.02(a).

“Predecessor Note” of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section 2.06 in lieu of or in exchange for a mutilated, lost, destroyed or stolen Note shall be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Note that it replaces.

“Reference Property” shall have the meaning specified in Section 13.07(a).

“Regular Record Date,” with respect to any Interest Payment Date, shall mean the [•] or [•] (whether or not such day is a Business Day) immediately preceding the applicable [•] or [•] Interest Payment Date, respectively.

“Resale Restriction Termination Date” shall have the meaning specified in Section 2.05(c).

“Responsible Officer” means, when used with respect to the Trustee, any officer at the Corporate Trust Office who shall have direct responsibility for the administration of this Indenture, and also means any officer of the Trustee to whom any corporate trust matter relating to this Indenture is referred because of such person’s knowledge of and familiarity with the particular subject.

“Restricted Global Note” means a Global Note that is required to bear the legend set forth in Section 2.05(d).

“Restricted Securities” shall have the meaning specified in Section 2.05(c).

“Rule 144” means Rule 144 as promulgated under the Securities Act.

“Rule 144A” means Rule 144A as promulgated under the Securities Act.

“Scheduled Trading Day” means a day that is scheduled to be a Trading Day on the principal U.S. national or regional securities exchange or market on which the Common Stock is listed or admitted for trading. If the Common Stock is not so listed or admitted for trading, “Scheduled Trading Day” means a Business Day.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Sequoia Group” has the meaning specified in the Investment Agreement.

“Settlement Amount” has the meaning specified in Section 13.02(a)(iv).

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“Settlement Method” means, with respect to any conversion of Notes, Physical Settlement, Cash Settlement or Combination Settlement as elected (or deemed to have been elected) by the Company.

“Settlement Notice” has the meaning specified in Section 13.02(a)(iii).

“Significant Subsidiary” means a Subsidiary of the Company that is a “significant subsidiary” as defined in Article 1, Rule 1-02(w) of Regulation S-X (or any successor rule) promulgated by the Commission.

“Silver Lake Group” has the meaning specified in the Investment Agreement.

“Specified Dollar Amount” means the maximum cash amount per $1,000 principal amount of Notes to be received upon conversion as specified (or deemed specified pursuant to this Indenture) in the Settlement Notice related to any converted Notes.

“Spin-Off” shall have the meaning specified in Section 13.04(c).

“Stock Price” shall have the meaning specified in Section 13.03(c).

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person; (ii) such Person and one or more Subsidiaries of such Person; or (iii) one or more Subsidiaries of such Person.

“Successor Company” shall have the meaning specified in Section 11.01(a).

“Trading Day” means, except for determining amounts due upon conversion, a day on which (i) trading in the Common Stock (or other security for which a closing sale price must be determined) generally occurs on The New York Stock Exchange or, if the Common Stock (or such other security) is not then listed on The New York Stock Exchange, on the principal other U.S. national or regional securities exchange on which the Common Stock (or such other security) is then listed or, if the Common Stock (or such other security) is not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Common Stock (or such other security) is then traded and (ii) a Last Reported Sale Price for the Common Stock (or closing sale price for such other security) is available on such securities exchange or market; provided that if the Common Stock (or such other security) is not so listed or traded, “Trading Day” means a Business Day; provided, further, that for purposes of determining amounts due upon conversion only, “Trading Day” means a day on which (x) there is no Market Disruption Event and (y) trading in the Common Stock generally occurs on The New York Stock Exchange or, if the Common Stock is not then listed on The New York Stock Exchange, on the principal other U.S. national or regional securities exchange on which the Common Stock is then listed or, if the Common Stock is not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Common Stock is then listed or admitted for trading, except that if the Common Stock is not so listed or admitted for trading, “Trading Day” means a Business Day.

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“transfer” shall have the meaning specified in Section 2.05(c).

“Trigger Event” shall have the meaning specified in Section 13.04(c).

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended, as it was in force at the date of execution of this Indenture; provided, however, that in the event the Trust Indenture Act of 1939 is amended after the date hereof, the term “Trust Indenture Act” shall mean, to the extent required by such amendment, the Trust Indenture Act of 1939, as so amended.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this Indenture until a successor trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder.

“unit of Reference Property” shall have the meaning specified in Section 13.07(a).

“Unrestricted Global Note” means a Global Note that is not required to bear the legend set forth in Section 2.05(d).

“Valuation Period” shall have the meaning specified in Section 13.04(c).

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person, except that, solely for purposes of this definition, the reference to “more than 50%” in the definition of “Subsidiary” shall be deemed replaced by a reference to “100%,” the calculation of which shall exclude nominal amounts of the voting power of shares of Capital Stock or other interests in the relevant Subsidiary not held by such person to the extent required to satisfy local minority interest requirements outside of the United States.

Section 1.02. References to Interest. Unless the context otherwise requires, any reference to interest on, or in respect of, any Note in this Indenture shall be deemed to include Additional Interest if, in such context, Additional Interest is, was or would be payable pursuant to Section 6.03. Unless the context otherwise requires, any express mention of Additional Interest in any provision hereof shall not be construed as excluding Additional Interest in those provisions hereof where such express mention is not made.

ARTICLE 2

ISSUE, DESCRIPTION, EXECUTION, REGISTRATION AND EXCHANGE OF NOTES

Section 2.01. Designation and Amount. The Notes shall be designated as the “2.0% Convertible Senior Notes due 2027.” The aggregate principal amount of Notes that may be authenticated and delivered under this Indenture is initially limited to $1,000,000,000, except for Notes authenticated and delivered upon registration or transfer of, or in exchange for, or in lieu of other Notes to the extent expressly permitted hereunder.

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Section 2.02. Form of Notes. The Notes and the Trustee’s certificate of authentication to be borne by such Notes shall be substantially in the respective forms set forth in Exhibit A, the terms and provisions of which shall constitute, and are hereby expressly incorporated in and made a part of this Indenture. To the extent applicable, the Company and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. In the case of any conflict between this Indenture and a Note, the provisions of this Indenture shall control and govern to the extent of such conflict.

Any Global Note may be endorsed with or have incorporated in the text thereof such legends or recitals or changes not inconsistent with the provisions of this Indenture as may be required by the Custodian or the Depositary, or as may be required to comply with any applicable law or any regulation thereunder or with the rules and regulations of any securities exchange or automated quotation system upon which the Notes may be listed or traded or designated for issuance or to conform with any usage with respect thereto, or to indicate any special limitations or restrictions to which any particular Notes are subject.

Any of the Notes may have such letters, numbers or other marks of identification and such notations, legends or endorsements as the Officer(s) executing the same may approve (execution thereof to be conclusive evidence of such approval) and as are not inconsistent with the provisions of this Indenture, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any securities exchange or automated quotation system on which the Notes may be listed or designated for issuance, or to conform to usage or to indicate any special limitations or restrictions to which any particular Notes are subject.

Each Global Note shall represent such principal amount of the outstanding Notes as shall be specified therein and shall provide that it shall represent the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be increased or reduced to reflect redemptions, repurchases, cancellations, conversions, transfers, exchanges or issuances of additional Notes permitted hereby (to the extent such issuances are fungible with the Notes represented by such Global Note for U.S. federal income tax and securities law purposes). Any endorsement of a Global Note to reflect the amount of any increase or decrease in the amount of outstanding Notes represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in such manner and upon instructions given by the Holder of such Notes in accordance with this Indenture. Payment of principal (including the Fundamental Change Repurchase Price if applicable) of, and accrued and unpaid interest on, a Global Note shall be made to the Holder of such Note on the date of payment, unless a record date or other means of determining Holders eligible to receive payment is provided for herein.

Section 2.03. Date and Denomination of Notes; Payments of Interest and Defaulted Amounts.

(a) The Notes shall be issuable in registered form without coupons in denominations of $1,000 principal amount and integral multiples thereof. Each Note shall be dated the date of its authentication and shall bear interest from the date specified on the face of such Note.

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Accrued interest on the Notes shall be computed on the basis of a 360-day year composed of twelve 30-day months and, for partial months, on the basis of the number of days actually elapsed in a 30-day month.

(b) The Person in whose name any Note (or its Predecessor Note) is registered on the Note Register at the close of business on any Regular Record Date with respect to any Interest Payment Date shall be entitled to receive the interest payable on such Interest Payment Date. Interest shall be payable at the office or agency of the Company maintained by the Company for such purposes in the continental United States of America, which shall initially be the Corporate Trust Office, or any other office or agency located in the United States of America so designated by the Trustee. The Company shall pay interest (i) on any Physical Notes (A) to Holders holding Physical Notes having an aggregate principal amount of $5,000,000 or less, by check mailed to the Holders of these Notes at their address as it appears in the Note Register and (B) to Holders holding Physical Notes having an aggregate principal amount of more than $5,000,000, either by check mailed to each such Holder or, upon application by such a Holder to the Note Registrar not later than the relevant Regular Record Date, by wire transfer in immediately available funds to that Holder’s account within the United States, if such Holder has provided to the Company, the Trustee or the Paying Agent (if other than the Trustee) with the requisite information necessary to make such wire transfer, which application shall remain in effect until the Holder notifies, in writing, the Note Registrar to the contrary or (C) on any Global Note by wire transfer of immediately available funds to the account of the Depositary or its nominee.

(c) Any Defaulted Amounts shall forthwith cease to be payable to the Holder on the relevant payment date but shall accrue interest per annum at the rate borne by the Notes from, and including, such relevant payment date, and such Defaulted Amounts together with such interest thereon shall be paid by the Company, at its election in each case, as provided in clause (i) or (ii) below:

(i) The Company may elect to make payment of any Defaulted Amounts to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on a special record date for the payment of such Defaulted Amounts, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of the Defaulted Amounts proposed to be paid on each Note and the date of the proposed payment (which shall be not less than 25 days after the receipt by the Trustee of such notice, unless the Trustee shall consent to an earlier date), and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount to be paid in respect of such Defaulted Amounts or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Amounts as in this clause provided. Thereupon the Company shall fix a special record date for the payment of such Defaulted Amounts which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment, and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment (unless the Trustee shall consent to an earlier date). The Company shall promptly notify the Trustee in writing of such special record date and the Trustee, in the name and at the expense of the Company, shall cause notice of the

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proposed payment of such Defaulted Amounts and the special record date therefor to be delivered to each Holder at its address as it appears in the Note Register, or by electronic means to the Depositary in the case of Global Notes, not less than 10 days prior to such special record date (provided the Trustee has received such notice at least three (3) Business Days prior to the date such notice is to be sent (or such shorter period as shall be acceptable to the Trustee). Notice of the proposed payment of such Defaulted Amounts and the special record date therefor having been so delivered, such Defaulted Amounts shall be paid to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on such special record date and shall no longer be payable pursuant to the following clause (ii) of this Section 2.03(c).

(ii) The Company may make payment of any Defaulted Amounts in any other lawful manner not inconsistent with the requirements of any securities exchange or automated quotation system on which the Notes may be listed or designated for issuance, and upon such notice as may be required by such exchange or automated quotation system, if, after written notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

(iii) The Trustee shall not at any time be under any duty or responsibility to any Holder of Notes to determine the Defaulted Amounts, or with respect to the nature, extent, or calculation of the amount of Defaulted Amounts owed, or with respect to the method employed in such calculation of the Defaulted Amounts.

Section 2.04. Execution, Authentication and Delivery of Notes. The Notes shall be signed in the name and on behalf of the Company by the manual, facsimile or electronic signature of its Chief Executive Officer, President, Chief Financial Officer, Treasurer, Secretary or any of its Senior Vice Presidents.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Notes executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Notes, and the Trustee in accordance with such Company Order shall authenticate and deliver such Notes; provided that subject to Section 17.05, the Trustee shall receive an Officer’s Certificate and an Opinion of Counsel of the Company with respect to the issuance, authentication and delivery of such Notes.

Only such Notes as shall bear thereon a certificate of authentication substantially in the form set forth on the Form of Note attached as Exhibit A hereto, executed manually by an authorized signatory of the Trustee (or an authenticating agent appointed by the Trustee as provided by Section 16.10), shall be entitled to the benefits of this Indenture or be valid or obligatory for any purpose. Such certificate by the Trustee (or such an authenticating agent) upon any Note executed by the Company shall be conclusive evidence that the Note so authenticated has been duly authenticated and delivered hereunder and that the Holder is entitled to the benefits of this Indenture.

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In case any Officer of the Company who shall have signed any of the Notes shall cease to be such Officer before the Notes so signed shall have been authenticated and delivered by the Trustee, or disposed of by the Company, such Notes nevertheless may be authenticated and delivered or disposed of as though the Person who signed such Notes had not ceased to be such Officer of the Company; and any Note may be signed on behalf of the Company by such persons as, at the actual date of the execution of such Note, shall be the Officers of the Company, although at the date of the execution of this Indenture any such Person was not such an Officer.

Section 2.05. Exchange and Registration of Transfer of Notes; Restrictions on Transfer; Depositary.

(a) The Company shall cause to be kept at the Corporate Trust Office a register (the register maintained in such office or in any other office or agency of the Company designated pursuant to Section 4.02, the “Note Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Notes and of transfers of Notes. Such register shall be in written form or in any form capable of being converted into written form within a reasonable period of time. The Trustee is hereby initially appointed the “Note Registrar” for the purpose of registering Notes and transfers of Notes as herein provided. The Company may appoint one or more co-Note Registrars in accordance with Section 4.02.

Upon surrender for registration of transfer of any Note to the Note Registrar or any co-Note Registrar, and satisfaction of the requirements for such transfer set forth in this Section 2.05, the Company shall execute, and the Trustee, upon receipt of a Company Order, shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes of any authorized denominations and of a like aggregate principal amount and bearing such restrictive legends as may be required by this Indenture.

Notes may be exchanged for other Notes of any authorized denominations and of a like aggregate principal amount, upon surrender of the Notes to be exchanged at any such office or agency maintained by the Company pursuant to Section 4.02. Whenever any Notes are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Notes that the Holder making the exchange is entitled to receive, bearing registration numbers not contemporaneously outstanding.

All Notes presented or surrendered for registration of transfer or for exchange, repurchase or conversion shall (if so required by the Company, the Trustee, the Note Registrar or any co-Note Registrar) be duly endorsed, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Company and duly executed, by the Holder thereof or its attorney-in-fact duly authorized in writing.

No service charge shall be imposed by the Company, the Trustee, the Note Registrar, any co-Note Registrar or the Paying Agent for any exchange or registration of transfer of Notes, but the Company may require a Holder to pay a sum sufficient to cover any documentary, stamp or similar issue or transfer tax required in connection therewith as a result of the name of the Holder of new Notes issued upon such exchange or registration of transfer being different from the name of the Holder of the old Notes surrendered for exchange or registration of transfer.

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None of the Company, the Trustee, the Note Registrar or any co-Note Registrar shall be required to exchange for other Notes or register a transfer of (i) any Notes surrendered for conversion or, if a portion of any Note is surrendered for conversion, such portion thereof surrendered for conversion or (ii) any Notes, or a portion of any Note, surrendered for repurchase (and not withdrawn) in accordance with Article 14, except the unpurchased portion of any Note being repurchased in part.

All Notes issued upon any registration of transfer or exchange of Notes in accordance with this Indenture shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture as the Notes surrendered upon such registration of transfer or exchange.

Notwithstanding the foregoing or anything to the contrary provided herein, a holder of a beneficial interest in a Note that is not an Investor Note may not exchange or transfer such beneficial interest for a beneficial interest in an Investor Note but a holder of a beneficial interest in an Investor Note may, at any time, exchange or transfer such beneficial interest for a beneficial interest in a Note that is not an Investor Note. Except as set forth in Section 4.14 of the Investment Agreement, if a holder of a beneficial interest in an Investor Note transfers such beneficial interest to a Third Party (as defined in the Investment Agreement), such Third Party will take such beneficial interest in a Note that is not an Investor Note.

(b) So long as the Notes are eligible for book-entry settlement with the Depositary, unless otherwise required by law, subject to the fourth paragraph from the end of Section 2.05(c) all Notes shall be represented by one or more Notes in global form (each, a “Global Note”) registered in the name of the Depositary or the nominee of the Depositary. The transfer and exchange of beneficial interests in a Global Note that does not involve the issuance of a Physical Note shall be effected through the Depositary (but not the Trustee or the Custodian) in accordance with this Indenture (including the restrictions on transfer set forth herein) and the applicable procedures of the Depositary therefor.

(c) Every Note that bears or is required under this Section 2.05(c) to bear the legend set forth in this Section 2.05(c) (together with any Common Stock issued upon conversion of the Notes that is required to bear the legend set forth in Section 2.05(d), collectively, the “Restricted Securities”) shall be subject to the restrictions on transfer set forth in this Section 2.05(c) (including those contained in the legend set forth below), unless such restrictions on transfer shall be eliminated or otherwise waived by written consent of the Company, and the Holder of each such Restricted Security, by such Holder’s acceptance thereof, agrees to be bound by all such restrictions on transfer. As used in this Section 2.05(c) and Section 2.05(d), the term “transfer” encompasses any sale, pledge, transfer or other disposition whatsoever of any Restricted Security.

Until the date (the “Resale Restriction Termination Date”) that is the later of (1) the date that is one year after the Issue Date, or such shorter period of time as permitted by Rule 144 under the Securities Act or any successor provision thereto, and (2) such later date, if any, as may be required by applicable law, any certificate evidencing such Note (and all securities issued in exchange therefor or substitution thereof, other than Common Stock, if any, issued upon conversion thereof, which shall bear the legend set forth in Section 2.05(d), if applicable) shall bear a legend in substantially the following form (unless such Notes have been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer, or sold pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, or unless otherwise agreed by the Company in writing, with notice thereof to the Trustee):

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THIS SECURITY AND THE COMMON STOCK, IF ANY, ISSUABLE UPON CONVERSION OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

(1) REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, AND

(2) AGREES FOR THE BENEFIT OF UNITY SOFTWARE INC. (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE ISSUE DATE OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THERETO AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

(B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME OR BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, OR

(C) TO A PERSON IT REASONABLY BELIEVES TO BE A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, OR

(D) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH CLAUSE (2)(D) ABOVE, THE COMPANY AND THE TRUSTEE RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

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No transfer of any Note prior to the Resale Restriction Termination Date will be registered by the Note Registrar unless the applicable box on the Form of Assignment and Transfer has been checked.

Any Note (or security issued in exchange or substitution therefor) (i) as to which such restrictions on transfer shall have expired in accordance with their terms, (ii) that has been transferred pursuant to a registration statement that has become effective or been declared effective under the Securities Act and that continues to be effective at the time of such transfer or (iii) that has been sold pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, may, upon surrender of such Note for exchange to the Note Registrar in accordance with the provisions of this Section 2.05, be exchanged for a new Note or Notes, of like tenor and aggregate principal amount, which shall not bear the restrictive legend required by this Section 2.05(c) and shall not be assigned a restricted CUSIP number. The Company shall be entitled to instruct the Custodian in writing to so surrender any Global Note as to which any of the conditions set forth in clause (i) through (iii) of the immediately preceding sentence have been satisfied, and, upon such instruction, the Custodian shall so surrender such Global Note for exchange; and any new Global Note so exchanged therefor shall not bear the restrictive legend specified in this Section 2.05(c) and shall not be assigned a restricted CUSIP number. The Company shall promptly notify the Trustee upon the occurrence of the Resale Restriction Termination Date and promptly after a registration statement, if any, with respect to the Notes or any Common Stock issued upon conversion of the Notes has become or been declared effective under the Securities Act. Any exchange pursuant to the foregoing paragraph shall be in accordance with applicable procedures of the Depositary.

Notwithstanding any other provisions of this Indenture (other than the provisions set forth in this Section 2.05(c)), a Global Note may not be transferred as a whole or in part except (i) by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary and (ii) for exchange of a Global Note or a portion thereof for one or more Physical Notes in accordance with the second immediately succeeding paragraph.

The Depositary shall be a clearing agency registered under the Exchange Act. The Company initially appoints The Depository Trust Company to act as Depositary with respect to each Global Note. Initially, each Global Note shall be issued to the Depositary, registered in the name of Cede & Co., as the nominee of the Depositary, and deposited with the Trustee as custodian for Cede & Co.

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If (i) the Depositary notifies the Company at any time that the Depositary is unwilling or unable to continue as depositary for the Global Notes and a successor Depositary is not appointed within 90 days, (ii) the Depositary ceases to be registered as a clearing agency under the Exchange Act and a successor Depositary is not appointed within 90 days or (iii) an Event of Default with respect to the Notes has occurred and is continuing and a beneficial owner of any Note requests that its beneficial interest therein be exchanged for a Physical Note, the Company shall execute, and the Trustee, upon receipt of an Officer’s Certificate, Opinion of Counsel and a Company Order for the authentication and delivery of Notes, shall authenticate and deliver, at the Company’s expense, (x) in the case of clause (iii), a Physical Note to such beneficial owner in a principal amount equal to the principal amount of such Note corresponding to such beneficial owner’s beneficial interest and (y) in the case of clause (i) or (ii), Physical Notes to each beneficial owner of the related Global Notes (or a portion thereof) in an aggregate principal amount equal to the aggregate principal amount of such Global Notes in exchange for such Global Notes, and upon delivery of the Global Notes to the Trustee such Global Notes shall be canceled.

Physical Notes issued in exchange for all or a part of the Global Note pursuant to this Section 2.05(c) shall be registered in such names and in such authorized denominations as the Depositary, pursuant to instructions from its direct or indirect participants or otherwise, or, in the case of clause (iii) of the immediately preceding paragraph, the relevant beneficial owner, shall instruct the Trustee. Upon execution and authentication, the Trustee shall deliver, at the Company’s expense, such Physical Notes to the Persons in whose names such Physical Notes are so registered.

At such time as all interests in a Global Note have been converted, canceled, repurchased, redeemed or transferred, such Global Note shall be, upon receipt thereof, canceled by the Trustee in accordance with its customary procedures and instructions existing between the Depositary and the Custodian. At any time prior to such cancellation, if any interest in a Global Note is exchanged for Physical Notes, converted, canceled, repurchased, redeemed or transferred to a transferee who receives Physical Notes therefor or any Physical Note is exchanged or transferred for part of such Global Note, the principal amount of such Global Note shall, in accordance with the standing procedures and instructions existing between the Depositary and the Custodian, be appropriately reduced or increased, as the case may be, and an endorsement shall be made on such Global Note, by the Trustee or the Custodian, at the direction of the Trustee.

None of the Company, the Trustee or any agent of the Company or the Trustee shall have any responsibility or liability for any act or omission of the Depositary or for the payment of amounts to owners of beneficial interest in a Global Note, for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Note or maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Trustee shall have no obligation to monitor any beneficial owner’s compliance with the restrictions on transfer of beneficial interests in Notes that are not Investor Notes.

(d) Until the Resale Restriction Termination Date, any stock certificate representing Common Stock issued upon conversion of such Note shall bear a legend in substantially the following form (unless the Note or such Common Stock has been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer, or pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, or such Common Stock has been issued upon conversion of Notes that have been transferred

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pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer, or pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, or unless otherwise agreed by the Company with written notice thereof to the Trustee and any transfer agent for the Common Stock):

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

(1) AGREES FOR THE BENEFIT OF UNITY SOFTWARE INC. (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE ISSUE DATE OF THE NOTES UPON THE CONVERSION OF WHICH THIS SECURITY WAS ISSUED OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THERETO AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

(B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT, OR

(C) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH CLAUSE (1)(C) ABOVE, THE COMPANY AND THE TRANSFER AGENT FOR THE COMPANY’S COMMON STOCK RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

Any such Common Stock (i) as to which such restrictions on transfer shall have expired in accordance with their terms, (ii) that has been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer or (iii) that has been sold pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, may, upon surrender of the certificates representing such shares of Common Stock for exchange in accordance with the procedures of the transfer agent for the Common Stock, be exchanged for a new certificate or certificates for a like aggregate number of shares of Common Stock, which shall not bear the restrictive legend required by this Section 2.05(d).

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(f) The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depositary participants or beneficial owners or holders of interests in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements thereof.

(g) Neither the Trustee nor any agent shall have any responsibility or liability for any actions taken or not taken by the Depositary.

Section 2.06. Mutilated, Destroyed, Lost or Stolen Notes. In case any Note shall become mutilated or be destroyed, lost or stolen, the Company in its discretion may execute, and upon its written request the Trustee or an authenticating agent appointed by the Trustee shall authenticate and deliver, a new Note, bearing a registration number not contemporaneously outstanding, in exchange and substitution for the mutilated Note, or in lieu of and in substitution for the Note so destroyed, lost or stolen. In every case the applicant for a substituted Note shall furnish to the Company, to the Trustee and, if applicable, to such authenticating agent such security or indemnity as may be required by them to save each of them harmless from any loss, liability, cost or expense caused by or connected with such substitution, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Company, to the Trustee and, if applicable, to such authenticating agent evidence to their satisfaction of the destruction, loss or theft of such Note and of the ownership thereof.

The Trustee or such authenticating agent may authenticate any such substituted Note and deliver the same upon the receipt of such security or indemnity as the Trustee, the Company and, if applicable, such authenticating agent may require. No service charge shall be imposed by the Company, the Trustee, the Note Registrar, any co-Note Registrar or the Paying Agent upon the issuance of any substitute Note, but the Company may require a Holder to pay a sum sufficient to cover any documentary, stamp or similar issue or transfer tax required in connection therewith as a result of the name of the Holder of the new substitute Note being different from the name of the Holder of the old Note that became mutilated or was destroyed, lost or stolen. In case any Note that has matured or is about to mature or has been surrendered for required repurchase or is about to be converted in accordance with Article 13 shall become mutilated or be destroyed, lost or stolen, the Company may, in its sole discretion, instead of issuing a substitute Note, pay or authorize the payment of or convert or authorize the conversion of the same (without surrender thereof except in the case of a mutilated Note), as the case may be, if the applicant for such payment or conversion shall furnish to the Company, to the Trustee and, if applicable, to such authenticating agent such security or indemnity as may be required by them to save each of them harmless for any loss, liability, cost or expense caused by or connected with such substitution, and, in every case of destruction, loss or theft, evidence satisfactory to the Company, the Trustee and, if applicable, any Paying Agent or Conversion Agent of the destruction, loss or theft of such Note and of the ownership thereof.

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Every substitute Note issued pursuant to the provisions of this Section 2.06 by virtue of the fact that any Note is mutilated, destroyed, lost or stolen shall constitute an additional contractual obligation of the Company, whether or not the mutilated destroyed, lost or stolen Note shall be repaired or found at any time, and shall be entitled to all the benefits of (but shall be subject to all the limitations set forth in) this Indenture equally and proportionately with any and all other Notes duly issued hereunder. To the extent permitted by law, all Notes shall be held and owned upon the express condition that the foregoing provisions are exclusive with respect to the replacement, payment, redemption, conversion or repurchase of mutilated, destroyed, lost or stolen Notes and shall preclude any and all other rights or remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement, payment, redemption, repurchase or conversion of negotiable instruments or other securities without their surrender.

Section 2.07. Temporary Notes. Pending the preparation of Physical Notes, the Company may execute and the Trustee or an authenticating agent appointed by the Trustee shall, upon written request of the Company, authenticate and deliver temporary Notes (printed or lithographed). Temporary Notes shall be issuable in any authorized denomination, and substantially in the form of the Physical Notes but with such omissions, insertions and variations as may be appropriate for temporary Notes, all as may be determined by the Company. Every such temporary Note shall be executed by the Company and authenticated by the Trustee or such authenticating agent upon the same conditions and in substantially the same manner, and with the same effect, as the Physical Notes. Without unreasonable delay, the Company shall execute and deliver to the Trustee or such authenticating agent Physical Notes (other than any Global Note) and thereupon any or all temporary Notes (other than any Global Note) may be surrendered in exchange therefor, at each office or agency maintained by the Company pursuant to Section 4.02 and the Trustee or such authenticating agent shall authenticate and deliver in exchange for such temporary Notes an equal aggregate principal amount of Physical Notes. Such exchange shall be made by the Company at its own expense and without any charge therefor. Until so exchanged, the temporary Notes shall in all respects be entitled to the same benefits and subject to the same limitations under this Indenture as Physical Notes authenticated and delivered hereunder.

Section 2.08. Cancellation of Notes Paid, Converted, Etc. The Company shall cause all Notes owned by it or surrendered for the purpose of payment, maturity, repurchase, registration of transfer or exchange or conversion, if surrendered to the Company or any of the Company’s agents, Subsidiaries or Affiliates, to be surrendered to the Trustee for cancellation. All Notes so delivered to the Trustee shall be canceled promptly by it, and no Notes shall be authenticated in exchange therefor except as expressly permitted by any of the provisions of this Indenture). The Trustee shall dispose of canceled Notes in accordance with its customary procedures and, after such disposition, shall deliver a certificate of such disposition to the Company, at the Company’s written request in a Company Order.

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Section 2.09. CUSIP Numbers. The Company in issuing the Notes may use “CUSIP” numbers (if then generally in use), and, if so, the Trustee shall use “CUSIP” numbers in all notices issued to Holders as a convenience to such Holders; provided that the Trustee shall have no liability for any defect in the “CUSIP” numbers as they appear on any Note, notice or elsewhere, and, provided, further, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or on such notice and that reliance may be placed only on the other identification numbers printed on the Notes. The Company shall promptly notify the Trustee in writing of any change in the “CUSIP” numbers.

On the Issue Date, the Notes shall initially bear the CUSIP and ISIN numbers set forth in the following sentence. The CUSIP and ISIN numbers for the Investor Global Notes that are Restricted Global Notes shall be [•] and [•], respectively; the CUSIP and ISIN numbers for the Investor Global Notes that are Unrestricted Global Notes shall be [•] and [•], respectively; the CUSIP and ISIN numbers for Restricted Global Notes other than Investor Global Notes shall be [•] and [•], respectively; and the CUSIP and ISIN numbers for Unrestricted Global Notes other than Investor Global Notes shall be [•] and [•], respectively.

Section 2.10. Additional Notes; Repurchases. The Company may not, without the consent of Holders of 100% in aggregate principal amount of outstanding Notes, issue additional Notes hereunder (except as expressly contemplated in this Indenture). The Company may, to the extent permitted by law, and directly or indirectly (regardless of whether such Notes are surrendered to the Company), repurchase Notes in the open market or otherwise, whether by the Company or its Subsidiaries or through a private or public tender or exchange offer or through counterparties to private agreements, including by cash-settled swaps or other derivatives. The Company shall cause any Notes so repurchased (other than Notes repurchased pursuant to cash-settled swaps or other derivatives) to be surrendered to the Trustee for cancellation in accordance with Section 2.08 and such Notes shall no longer be considered outstanding under this Indenture upon their cancellation.

ARTICLE 3

SATISFACTION AND DISCHARGE

Section 3.01. Satisfaction and Discharge. This Indenture and the Notes shall upon request of the Company contained in an Officer’s Certificate cease to be of further effect, and the Trustee, at the expense of the Company, shall execute such instruments reasonably requested by the Company acknowledging satisfaction and discharge of this Indenture, when (a) (i) all Notes theretofore authenticated and delivered (other than (x) Notes which have been mutilated, destroyed, lost or stolen and which have been replaced, paid or converted as provided in Section 2.06 and (y) Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 4.04(d)) have been delivered to the Trustee for cancellation; or (ii) the Company has deposited with the Trustee or delivered to Holders, as applicable, after the Notes have become due and payable, whether on the Maturity Date, any Fundamental Change Repurchase Date, upon conversion or otherwise, cash, shares of Common Stock or a combination thereof, as applicable, solely to satisfy the Company’s Conversion Obligation, sufficient to pay all of the outstanding Notes and all other sums due and payable

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under this Indenture by the Company; and (b) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with. Notwithstanding the satisfaction and discharge of this Indenture or the earlier resignation or removal of the Trustee, the obligations of the Company to the Trustee under Section 7.06 shall survive.

ARTICLE 4

PARTICULAR COVENANTS OF THE COMPANY

Section 4.01. Payment of Principal and Interest. The Company covenants and agrees that it will cause to be paid the principal (including the Fundamental Change Repurchase Price, if applicable) of, and accrued and unpaid interest on, each of the Notes at the places, at the respective times and in the manner provided herein and in the Notes.

Section 4.02. Maintenance of Office or Agency. The Company will maintain in the continental United States of America an office or agency, which initially shall be the Corporate Trust Office, where the Notes may be surrendered for registration of transfer or exchange or for presentation for payment or repurchase (“Paying Agent”) or for conversion (“Conversion Agent”) and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office or the office or agency of the Trustee in the continental United States of America.

The Company may also from time to time designate as co-Note Registrars one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the continental United States of America so designated by the Trustee as a place for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency. The terms “Paying Agent” and “Conversion Agent” include any such additional or other offices or agencies, as applicable.

The Company hereby initially designates the Trustee as the Paying Agent, Note Registrar, Custodian and Conversion Agent and the Corporate Trust Office as the office or agency in the continental United States of America where Notes may be surrendered for registration of transfer or exchange or for presentation for payment or repurchase or for conversion and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be made; provided that the Corporate Trust Office shall not be a place for service of legal process for the Company.

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Section 4.03. Appointments to Fill Vacancies in Trustee’s Office. The Company, whenever necessary to avoid or fill a vacancy in the office of Trustee, will appoint, in the manner provided in Section 7.09, a Trustee, so that there shall at all times be a Trustee hereunder.

Section 4.04. Provisions as to Paying Agent.

(a) If the Company shall appoint a Paying Agent other than the Trustee, the Company will cause such Paying Agent to execute and deliver to the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provisions of this Section 4.04:

(i) that it will hold all sums held by it as such agent for the payment of the principal (including the Fundamental Change Repurchase Price, if applicable) of, and accrued and unpaid interest on, the Notes in trust for the benefit of the Holders of the Notes;

(ii) that it will give the Trustee prompt notice of any failure by the Company to make any payment of the principal (including the Fundamental Change Repurchase Price, if applicable) of, and accrued and unpaid interest on, the Notes when the same shall be due and payable; and

(iii) that at any time during the continuance of an Event of Default, upon request of the Trustee, it will forthwith pay to the Trustee all sums so held in trust.

The Company shall, on or before each due date of the principal (including the Fundamental Change Repurchase Price, if applicable) of, or accrued and unpaid interest on, the Notes, deposit with the Paying Agent a sum sufficient to pay such principal (including the Fundamental Change Repurchase Price, if applicable) or accrued and unpaid interest, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of any failure to take such action; provided that if such deposit is made on the due date, such deposit must be received by the Paying Agent by 11:00 a.m., New York City time, on such date.

(b) If the Company shall act as its own Paying Agent, it will, on or before each due date of the principal (including the Fundamental Change Repurchase Price, if applicable) of, and accrued and unpaid interest on, the Notes, set aside, segregate and hold in trust for the benefit of the Holders of the Notes a sum sufficient to pay such principal (including the Fundamental Change Repurchase Price, if applicable) and accrued and unpaid interest so becoming due and will promptly notify the Trustee in writing of any failure to take such action and of any failure by the Company to make any payment of the principal (including the Fundamental Change Repurchase Price, if applicable) of, or accrued and unpaid interest on, the Notes when the same shall become due and payable.

(c) Anything in this Section 4.04 to the contrary notwithstanding, the Company may, at any time, for the purpose of obtaining a satisfaction and discharge of this Indenture, or for any other reason, pay, cause to be paid or deliver to the Trustee all sums or amounts held in trust by the Company or any Paying Agent hereunder as required by this Section 4.04, such sums or amounts to be held by the Trustee upon the trusts herein contained and upon such payment or delivery by the Company or any Paying Agent to the Trustee, the Company or such Paying Agent shall be released from all further liability, but only with respect to such sums or amounts.

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(d) Subject to applicable abandoned property laws, any money and shares of Common Stock deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal (including the Fundamental Change Repurchase Price, if applicable) of, accrued and unpaid interest on and the consideration due upon conversion of any Note and remaining unclaimed for two years after such principal (including the Fundamental Change Repurchase Price, if applicable), interest or consideration due upon conversion has become due and payable shall be paid to the Company on request of the Company contained in an Officer’s Certificate, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money and shares of Common Stock, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may (but shall not be obligated) at the expense of the Company cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in The Borough of Manhattan, The City of New York, notice that such money and shares of Common Stock remain unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money and shares of Common Stock then remaining will be repaid or delivered to the Company.

(e) Upon any Event of Default pursuant to Section 6.01(h) or (i), the Trustee shall automatically be the Paying Agent.

Section 4.05. Existence. Subject to Article 11, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence.

Section 4.06. Rule 144A Information Requirement and Annual Reports.

(a) At any time the Company is not subject to Section 13 or 15(d) of the Exchange Act, the Company shall, so long as any of the Notes or any shares of Common Stock issuable upon conversion thereof shall, at such time, constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, promptly provide to the Trustee and will, upon written request, provide to any Holder, beneficial owner or prospective purchaser of such Notes or any shares of Common Stock issuable upon conversion of such Notes, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to facilitate the resale of such Notes or shares of Common Stock pursuant to Rule 144A. The Company shall take such further action as any Holder or beneficial owner of such Notes or such Common Stock may reasonably request to the extent from time to time required to enable such Holder or beneficial owner to sell such Notes or shares of Common Stock in accordance with Rule 144A, as such rule may be amended from time to time.

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(b) The Company shall file with the Trustee, within 15 days after the same are required to be filed with the Commission (giving effect to any grace period provided by Rule 12b-25 (or any successor rule) under the Exchange Act), copies of any documents or reports that the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act (excluding any such information, documents or reports, or portions thereof, subject to confidential treatment and any correspondence with the Commission). Any such document or report that the Company files with the Commission via the Commission’s EDGAR system (or any successor system) shall be deemed to be filed with the Trustee for purposes of this Section 4.06(b) at the time such documents are filed via the EDGAR system (or such successor), it being understood that the Trustee shall not be responsible for determining whether such filings have been made.

(c) Delivery of the reports and documents described in subsection (b) above to the Trustee is for informational purposes only, and the Trustee’s receipt of such shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to conclusively rely on an Officer’s Certificate).

Section 4.07. Stay, Extension and Usury Laws. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law that would prohibit or forgive the Company from paying all or any portion of the principal of or interest on the Notes as contemplated herein, wherever enacted, now or at any time hereafter in force, or that may affect the covenants or the performance of this Indenture; and the Company (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

Section 4.08. Compliance Certificate; Statements as to Defaults. The Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company (beginning with the fiscal year ending on December 31, 2022) an Officer’s Certificate stating whether the signers thereof have knowledge of any failure by the Company to comply with all conditions and covenants then required to be performed under this Indenture and, if so, specifying each such failure and the nature thereof.

In addition, the Company shall deliver to the Trustee, as soon as possible, and in any event within 30 days after the occurrence of any Event of Default or Default, an Officer’s Certificate setting forth the details of such Event of Default or Default, its status and the action that the Company is taking or proposing to take in respect thereof; provided that the Company is not required to deliver such notice if such Event of Default or Default has been cured or is no longer continuing.

Section 4.09. Further Instruments and Acts. Upon request of the Trustee, the Company will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Indenture.

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ARTICLE 5

LISTS OF HOLDERS AND REPORTS BY THE COMPANY AND THE TRUSTEE

Section 5.01. Lists of Holders. The Company covenants and agrees that it will furnish or cause to be furnished to the Trustee and any Paying Agent, semi-annually, not more than 15 days after each [•] and [•] in each year beginning with [January 1, 2023], and at such other times as the Trustee may request in writing, within 30 days after receipt by the Company of any such request (or such lesser time as the Trustee may reasonably request in order to enable it to timely provide any notice to be provided by it hereunder), a list in such form as the Trustee may reasonably require of the names and addresses of the Holders as of a date not more than 15 days (or such other date as the Trustee may reasonably request in order to so provide any such notices) prior to the time such information is furnished, except that no such list need be furnished so long as the Trustee is acting as Note Registrar.

Section 5.02. Preservation and Disclosure of Lists. The Trustee shall preserve, in as current a form as is reasonably practicable, all information as to the names and addresses of the Holders contained in the most recent list furnished to it as provided in Section 5.01 or maintained by the Trustee in its capacity as Note Registrar, if so acting. The Trustee may destroy any list furnished to it as provided in Section 5.01 upon receipt of a new list so furnished.

ARTICLE 6

DEFAULTS AND REMEDIES

Section 6.01. Events of Default. Each of the following events shall be an “Event of Default” with respect to the Notes:

(a) default in any payment of interest on any Note when due and payable, and the default continues for a period of 30 days;

(b) default in the payment of principal of any Note when due and payable on the Maturity Date, upon any required repurchase, upon declaration of acceleration or otherwise;

(c) failure by the Company to comply with its obligation to convert the Notes in accordance with this Indenture upon exercise of a Holder’s conversion right;

(d) failure by the Company to comply with its obligations under Article 11;

(e) failure by the Company to issue a Fundamental Change Company Notice in accordance with Section 14.01(c) or notice of Make-Whole Fundamental Change in accordance with Section 13.03(b), in each case, when due;

(f) failure by the Company for 60 days after written notice from the Trustee or the Holders of at least 25% in principal amount of the Notes then outstanding has been received by the Company to comply with any of its other agreements contained in the Notes or this Indenture;

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(g) default by the Company or any Significant Subsidiary with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed in excess of $150,000,000 (or its foreign currency equivalent) in the aggregate of the Company and/or any such Subsidiary, whether such indebtedness now exists or shall hereafter be created (i) resulting in such indebtedness becoming or being declared due and payable prior to its stated maturity date or (ii) constituting a failure to pay the principal of any such indebtedness when due and payable (after the expiration of all applicable grace periods) at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise, and in the cases of clauses (i) and (ii) such acceleration shall not have been rescinded or annulled or such failure to pay or default shall not have been cured or waived, or such indebtedness shall not have been paid or discharged, as the case may be, within 45 days after written notice of such acceleration or failure to pay, as the case may be, has been received by the Company or such Subsidiary of the Company from the Trustee, or by the Trustee and the Company from the Holders of at least 25% in principal amount of the Notes then outstanding;

(h) the Company or any Significant Subsidiary shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to the Company or any such Significant Subsidiary or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or any such Significant Subsidiary or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due; or

(i) an involuntary case or other proceeding shall be commenced against the Company or any Significant Subsidiary seeking liquidation, reorganization or other relief with respect to the Company or such Significant Subsidiary or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or such Significant Subsidiary or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 consecutive days.

Section 6.02. Acceleration; Rescission and Annulment. If one or more Events of Default shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), then, and in each and every such case (other than an Event of Default specified in Section 6.01(h) or Section 6.01(i) with respect to the Company), unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding determined in accordance with Section 8.04, by notice in writing to the Company (and to the Trustee if given by Holders), may declare 100% of the principal of, and accrued and unpaid interest on, all the Notes to be due and payable immediately, and upon any such declaration the same shall become and shall automatically be immediately due and payable, anything in this Indenture or in the Notes contained to the contrary notwithstanding. If an Event of Default specified in Section 6.01(h) or Section 6.01(i) with respect to the Company or any of its Subsidiaries occurs and is continuing, 100% of the principal of, and accrued and unpaid interest, if any, on, all Notes shall become and shall automatically be immediately due and payable.

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The immediately preceding paragraph, however, is subject to the conditions that if, at any time after the principal of the Notes shall have been so declared due and payable, and before any judgment or decree for the payment of the monies due shall have been obtained or entered as hereinafter provided, the Company shall pay or shall deposit with the Trustee a sum sufficient to pay installments of accrued and unpaid interest upon all Notes and the principal of any and all Notes that shall have become due otherwise than by acceleration (with interest on overdue installments of accrued and unpaid interest, and on such principal at the rate borne by the Notes at such time) and amounts due to the Trustee pursuant to Section 7.06, and if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) any and all existing Events of Default under this Indenture, other than the nonpayment of the principal of and accrued and unpaid interest, if any, on Notes that shall have become due solely by such acceleration, shall have been cured or waived pursuant to Section 6.09, then and in every such case (except as provided in the immediately succeeding sentence) the Holders of a majority in aggregate principal amount of the Notes then outstanding, by written notice to the Company and to the Trustee, may waive all Defaults or Events of Default with respect to the Notes and rescind and annul such declaration and its consequences and such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver or rescission and annulment shall extend to or shall affect any subsequent Default or Event of Default, or shall impair any right consequent thereon. Notwithstanding anything to the contrary herein, no such waiver or rescission and annulment shall extend to or shall affect any Default or Event of Default resulting from (i) the nonpayment of the principal (including the Fundamental Change Repurchase Price, if applicable) of, or accrued and unpaid interest on, any Notes, (ii) a failure to repurchase any Notes when required or (iii) a failure to pay or deliver, as the case may be, the consideration due upon conversion of the Notes.

Section 6.03. Additional Interest. Notwithstanding anything in this Indenture or in the Notes to the contrary, to the extent the Company elects, the sole remedy for an Event of Default relating to the Company’s failure to comply with its obligations as set forth in Section 4.06(b) shall, for the first 365 days after the occurrence of such an Event of Default, consist exclusively of the right to receive Additional Interest on the Notes at a rate equal to (i) 0.25% per annum of the principal amount of the Notes outstanding for each day during the first 180 calendar days on which such Event of Default is continuing beginning on, and including, the date on which such Event of Default first occurs and ending on the 180th calendar day after the occurrence of such Event of Default (or, if earlier, the date on which such Event of Default is cured or waived as provided for in this Indenture) and (ii) 0.50% per annum of the principal amount of the Notes outstanding for each day from, and including, the 181st calendar day to, and including, the 365th calendar day after the occurrence of such an Event of Default during which such Event of Default is continuing (or, if earlier, the date on which such Event of Default is cured or waived as provided for in this Indenture). If the Company so elects, such Additional Interest shall be payable in the same manner and on the same dates as regular interest on the Notes. On the 366th day after such Event of Default (if the Event of Default relating to the Company’s failure to comply with its obligations as set forth in Section 4.06(b) is not cured or waived prior to such 366th day), the Notes shall be immediately subject to acceleration as provided in Section 6.02. In the event the Company does not elect to pay Additional Interest following an Event of Default in accordance with this Section 6.03 or the Company elected to make such payment but does not pay the Additional Interest when due, the Notes shall be immediately subject to acceleration as provided in Section 6.02.

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In order to elect to pay Additional Interest as the sole remedy during the first 365 days after the occurrence of any Event of Default described in the immediately preceding paragraph, the Company must notify all Holders of the Notes, the Trustee and the Paying Agent of such election in writing prior to the beginning of such 365-day period. Upon the failure to timely give such notice, the Notes shall be immediately subject to acceleration as provided in Section 6.02.

Section 6.04. Payments of Notes on Default; Suit Therefor. If an Event of Default described in clause (a) or (b) of Section 6.01 shall have occurred, the Company shall, upon demand of the Trustee, pay to the Trustee, for the benefit of the Holders of the Notes, the whole amount then due and payable on the Notes for principal and interest, if any, with interest on any overdue principal and interest, if any, at the rate borne by the Notes at such time, and, in addition thereto, such further amount as shall be sufficient to cover any amounts due to the Trustee under Section 7.06. If the Company shall fail to pay such amounts forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company or any other obligor upon the Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon the Notes, wherever situated.

In the event there shall be pending proceedings for the bankruptcy or for the reorganization of the Company or any other obligor on the Notes under Title 11 of the United States Code, or any other applicable law, or in case a receiver, assignee or trustee in bankruptcy or reorganization, liquidator, sequestrator or similar official shall have been appointed for or taken possession of the Company or such other obligor, the property of the Company or such other obligor, or in the event of any other judicial proceedings relative to the Company or such other obligor upon the Notes, or to the creditors or property of the Company or such other obligor, the Trustee, irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of this Section 6.04, shall be entitled and empowered, by intervention in such proceedings or otherwise, to file and prove a claim or claims for the whole amount of principal and accrued and unpaid interest, if any, in respect of the Notes, and, in case of any judicial proceedings, to file such proofs of claim and other papers or documents and to take such other actions as it may deem necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceedings relative to the Company or any other obligor on the Notes, its or their creditors, or its or their property, and to collect and receive any monies or other property payable or deliverable on any such claims, and to distribute the same after the deduction of any amounts due to the Trustee under Section 7.06; and any receiver, assignee or trustee in bankruptcy or reorganization, liquidator, custodian or similar official is hereby authorized by each of the Holders to make such payments to the Trustee, as administrative expenses, and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for reasonable compensation, expenses, advances and

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disbursements, including agents and counsel fees and expenses, and including any other amounts due to the Trustee under Section 7.06, incurred by it up to the date of such distribution. To the extent that such payment of reasonable compensation, expenses, advances and disbursements out of the estate in any such proceedings shall be denied for any reason, payment of the same shall be secured by a lien on, and shall be paid out of, any and all distributions, dividends, monies, securities and other property that the Holders of the Notes may be entitled to receive in such proceedings, whether in liquidation or under any plan of reorganization or arrangement or otherwise.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting such Holder or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

All rights of action and of asserting claims under this Indenture, or under any of the Notes, may be enforced by the Trustee without the possession of any of the Notes, or the production thereof at any trial or other proceeding relative thereto, and any such suit or proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Notes.

In any proceedings brought by the Trustee (and in any proceedings involving the interpretation of any provision of this Indenture to which the Trustee shall be a party) the Trustee shall be held to represent all the Holders of the Notes, and it shall not be necessary to make any Holders of the Notes parties to any such proceedings.

In case the Trustee shall have proceeded to enforce any right under this Indenture and such proceedings shall have been discontinued or abandoned because of any waiver pursuant to Section 6.09 or any rescission and annulment pursuant to Section 6.02 or for any other reason or shall have been determined adversely to the Trustee, then and in every such case the Company, the Holders and the Trustee shall, subject to any determination in such proceeding, be restored respectively to their several positions and rights hereunder, and all rights, remedies and powers of the Company, the Holders and the Trustee shall continue as though no such proceeding had been instituted.

Section 6.05. Application of Monies Collected by Trustee. Any monies or property collected by the Trustee pursuant to this Article 6 with respect to the Notes shall be applied in the following order, at the date or dates fixed by the Trustee for the distribution of such monies or property, upon presentation of the several Notes, and stamping thereon the payment, if only partially paid, and upon surrender thereof, if fully paid:

First, to the payment of all amounts due the Trustee in all of its capacities under this Indenture;

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Second, in case the principal of the outstanding Notes shall not have become due and be unpaid, to the payment of interest on, and any cash due upon conversion of, the Notes in default in the order of the date due of the payments of such interest and cash due upon conversion, as the case may be, with interest (to the extent that such interest has been collected by the Trustee) upon such overdue payments at the rate borne by the Notes at such time, such payments to be made ratably to the Persons entitled thereto;

Third, in case the principal of the outstanding Notes shall have become due, by declaration or otherwise, and be unpaid to the payment of the whole amount (including, if applicable, the payment of the Fundamental Change Repurchase Price and any cash due upon conversion) then owing and unpaid upon the Notes for principal and interest, if any, with interest on the overdue principal and, to the extent that such interest has been collected by the Trustee, upon overdue installments of interest at the rate borne by the Notes at such time, and in case such monies shall be insufficient to pay in full the whole amounts so due and unpaid upon the Notes, then to the payment of such principal (including, if applicable, the Fundamental Change Repurchase Price and the cash due upon conversion) and interest without preference or priority of principal over interest, or of interest over principal or of any installment of interest over any other installment of interest, or of any Note over any other Note, ratably to the aggregate of such principal (including, if applicable, the Fundamental Change Repurchase Price and any cash due upon conversion) and accrued and unpaid interest; and

Fourth, to the payment of the remainder, if any, to the Company or as a court of competent jurisdiction may direct in a final non-appealable order.

Section 6.06. Proceedings by Holders. Except to enforce the right to receive payment of principal (including, if applicable, the Fundamental Change Repurchase Price) or interest when due, or the right to receive payment or delivery of the consideration due upon conversion, no Holder of any Note shall have any right by virtue of or by availing of any provision of this Indenture to institute any suit, action or proceeding in equity or at law upon or under or with respect to this Indenture, or for the appointment of a receiver, trustee, liquidator, custodian or other similar official, or for any other remedy hereunder, unless:

(a) such Holder previously shall have given to the Trustee written notice of an Event of Default and of the continuance thereof, as herein provided;

(b) Holders of at least 25% in aggregate principal amount of the Notes then outstanding shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder;

(c) such Holders shall have offered to the Trustee such indemnity or security satisfactory to it against any loss, liability or expense to be incurred therein or thereby;

(d) the Trustee for 60 days after its receipt of such notice, request and offer of such indemnity or security, shall have neglected or refused to institute any such action, suit or proceeding; and

(e) no direction that, in the opinion of the Trustee, is inconsistent with such written request shall have been given to the Trustee by the Holders of a majority of the aggregate principal amount of the Notes then outstanding within such 60-day period pursuant to Section 6.09,

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it being understood and intended, and being expressly covenanted by the taker and Holder of every Note with every other taker and Holder and the Trustee that no one or more Holders shall have any right in any manner whatever by virtue of or by availing of any provision of this Indenture to affect, disturb or prejudice the rights of any other Holder, or to obtain or seek to obtain priority over or preference to any other such Holder (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not such actions or forbearances are unduly prejudicial to such Holder), or to enforce any right under this Indenture, except in the manner herein provided and for the equal, ratable and common benefit of all Holders (except as otherwise provided herein). For the protection and enforcement of this Section 6.06, each and every Holder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

Notwithstanding any other provision of this Indenture and any provision of any Note, the right of any Holder to receive payment or delivery, as the case may be, of (x) the principal (including the Fundamental Change Repurchase Price, if applicable) of, (y) accrued and unpaid interest, if any, on, and (z) the consideration due upon conversion of, such Note, on or after the respective due dates expressed or provided for in such Note or in this Indenture, or to institute suit for the enforcement of any such payment or delivery, as the case may be, on or after such respective dates against the Company shall not be impaired or affected without the consent of such Holder.

Section 6.07. Proceedings by Trustee. In case of an Event of Default, the Trustee may in its discretion proceed to protect and enforce the rights vested in it by this Indenture by such appropriate judicial proceedings as are necessary to protect and enforce any of such rights, either by suit in equity or by action at law or by proceeding in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture, or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law.

Section 6.08. Remedies Cumulative and Continuing. Except as provided in the last paragraph of Section 2.06, all powers and remedies given by this Article 6 to the Trustee or to the Holders shall, to the extent permitted by law, be deemed cumulative and not exclusive of any thereof or of any other powers and remedies available to the Trustee or the Holders of the Notes, by judicial proceedings or otherwise, to enforce the performance or observance of the covenants and agreements contained in this Indenture, and no delay or omission of the Trustee or of any Holder of any of the Notes to exercise any right or power accruing upon any Default or Event of Default shall impair any such right or power, or shall be construed to be a waiver of any such Default or Event of Default or any acquiescence therein; and, subject to the provisions of Section 6.06, every power and remedy given by this Article 6 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Holders.

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Section 6.09. Direction of Proceedings and Waiver of Defaults by Majority of Holders. The Holders of a majority of the aggregate principal amount of the Notes at the time outstanding determined in accordance with Section 8.04 shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes; provided, however, that (a) such direction shall not be in conflict with any rule of law or with this Indenture, and (b) the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction. The Trustee may refuse to follow any direction that it determines is in conflict with any rule of law or this Indenture, is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability (it being understood that the Trustee shall not have an affirmative duty to ascertain whether or not any such direction is unduly prejudicial to any other Holder). The Holders of a majority in aggregate principal amount of the Notes at the time outstanding determined in accordance with Section 8.04 may on behalf of the Holders of all of the Notes waive any past Default or Event of Default hereunder and its consequences except (i) a default in the payment of accrued and unpaid interest, if any, on, or the principal (including any Fundamental Change Repurchase Price) of, the Notes when due that has not been cured pursuant to the provisions of Section 6.01, (ii) a failure by the Company to pay or deliver, as the case may be, the consideration due upon conversion of the Notes or (iii) a default in respect of a covenant or provision hereof which under Article 10 cannot be modified or amended without the consent of each Holder of an outstanding Note affected. Upon any such waiver the Company, the Trustee and the Holders of the Notes shall be restored to their former positions and rights hereunder; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon. Whenever any Default or Event of Default hereunder shall have been waived as permitted by this Section 6.09, said Default or Event of Default shall for all purposes of the Notes and this Indenture be deemed to have been cured and to be not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

Section 6.10. Notice of Defaults. The Trustee shall, within 90 days after a Responsible Officer receives written notice of the occurrence and continuance of a Default of which it has actual knowledge, send to all Holders as the names and addresses of such Holders appear upon the Note Register, or, in the case of Global Notes, electronically in accordance with the applicable procedures of the Depositary, notice of all such Defaults, unless such Defaults shall have been cured or waived before the giving of such notice; provided that, except in the case of a Default in the payment of the principal of (including the Fundamental Change Repurchase Price), or accrued and unpaid interest on, any of the Notes or a Default in the payment or delivery of the consideration due upon conversion, the Trustee shall be protected in withholding such notice if and so long as it in good faith determines that the withholding of such notice is in the interests of the Holders.

Section 6.11. Undertaking to Pay Costs. All parties to this Indenture agree, and each Holder of any Note by its acceptance thereof shall be deemed to have agreed, that any court may, in its discretion, require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees and

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expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; provided that the provisions of this Section 6.11 (to the extent permitted by law) shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the Notes at the time outstanding determined in accordance with Section 8.04, or to any suit instituted by any Holder for the enforcement of the payment of the principal of or accrued and unpaid interest, if any, on any Note (including, but not limited to, the Fundamental Change Repurchase Price, if applicable) on or after the due date expressed or provided for in such Note or to any suit for the enforcement of the right to convert any Note (including the right to receive the consideration due upon conversion) in accordance with the provisions of Article 13.

ARTICLE 7

CONCERNING THE TRUSTEE

Section 7.01. Duties and Responsibilities of Trustee. The Trustee, prior to the occurrence of an Event of Default and after the curing or waiver of all Events of Default that may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture. In the event an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs; provided that if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under this Indenture at the request or direction of any of the Holders unless such Holders have offered, and if requested, provided, to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense that might be incurred by it in compliance with such request or direction.

No provision of this Indenture shall be construed to relieve the Trustee from liability for its own grossly negligent action, its own grossly negligent failure to act or its own willful misconduct, except that:

(a) prior to the occurrence of an Event of Default and after the curing or waiving of all Events of Default that may have occurred:

(i) the duties and obligations of the Trustee shall be determined solely by the express provisions of this Indenture, and the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii) in the absence of bad faith or willful misconduct on the part of the Trustee, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but, in the case of any such certificates or opinions that by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of any mathematical calculations or other facts stated therein);

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(b) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Officers of the Trustee, unless it shall be proved that the Trustee was grossly negligent in ascertaining the pertinent facts;

(c) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of not less than a majority of the aggregate principal amount of the Notes at the time outstanding determined as provided in Section 8.04 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture;

(d) whether or not therein provided, every provision of this Indenture relating to the conduct or affecting the liability of, or affording protection to, the Trustee shall be subject to the provisions of this Section 7.01;

(e) the Trustee shall not be liable in respect of any payment (as to the correctness of amount, entitlement to receive or any other matters relating to payment) or notice effected by the Company or any Paying Agent or any records maintained by any co-Note Registrar with respect to the Notes;

(f) if any party fails to deliver a notice relating to an event the fact of which, pursuant to this Indenture, requires notice to be sent to the Trustee, the Trustee may conclusively rely on its failure to receive such notice as reason to act as if no such event occurred, unless a Responsible Officer of the Trustee has received written notice of such event;

(g) in the absence of written investment direction from the Company, all cash received by the Trustee shall be placed in a non-interest bearing trust account, and in no event shall the Trustee be liable for the selection of investments or for investment losses incurred thereon or for losses incurred as a result of the liquidation of any such investment prior to its maturity date or the failure of the party directing such investments prior to its maturity date or the failure of the party directing such investment to provide timely written investment direction, and the Trustee shall have no obligation to invest or reinvest any amounts held hereunder in the absence of such written investment direction from the Company; and

(h) in the event that the Trustee is also acting as Custodian, Note Registrar, Paying Agent, Conversion Agent or transfer agent hereunder, the rights and protections afforded to the Trustee pursuant to this Article 7 shall also be afforded to such Custodian, Note Registrar, Paying Agent, Conversion Agent or transfer agent.

None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers. Prior to taking any action under the Indenture, the Trustee shall receive indemnification or security satisfactory to it against any loss, liability or expense caused by taking or not taking such action. The Trustee shall not be required to give any bond or surety in respect of the performance of its powers or duties hereunder.

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Section 7.02. Reliance on Documents, Opinions, Etc. Except as otherwise provided in Section 7.01:

(a) the Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, note, coupon or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

(b) any request, direction, order or demand of the Company mentioned herein shall be sufficiently evidenced by an Officer’s Certificate (unless other evidence in respect thereof be herein specifically prescribed); and any Board Resolution may be evidenced to the Trustee by a copy thereof certified by the Secretary or an Assistant Secretary of the Company;

(c) the Trustee may consult with counsel of its selection and require an Opinion of Counsel and any advice of such counsel or Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or omitted by it hereunder in good faith and in accordance with such advice or Opinion of Counsel;

(d) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney at the expense of the Company and shall incur no liability of any kind by reason of such inquiry or investigation;

(e) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, custodians, nominees or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent, custodian, nominee or attorney appointed by it with due care hereunder;

(f) the permissive rights of the Trustee enumerated herein shall not be construed as duties;

(g) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered, and, if requested, provided to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(h) the Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

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(i) the Trustee may request that the Company deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture;

(j) the Trustee shall not be obligated to monitor the terms of the Investment Agreement or to monitor any parties compliance therewith;

(k) neither the Trustee nor any of its directors, officers, employees, agents, or affiliates shall be responsible for nor have any duty to monitor the performance or any action of the Company, or its directors, members, officers, agents, affiliates, or employees, nor shall they have any liability in connection with the malfeasance or nonfeasance by such parties. The Trustee shall not be responsible for any inaccuracy in the information obtained from the Company or for any inaccuracy or omission in the records which may result from such information or any failure by the Trustee to perform its duties or set forth herein as a result of any inaccuracy or incompleteness; and

(l) the Trustee shall not be obligated to take possession of any Common Stock, whether upon conversion or in connection with any discharge of this Indenture pursuant to Article 3 hereof, but shall satisfy its obligation as Conversion Agent by working through the stock transfer agent of the Company from time to time as directed by the Company.

In no event shall the Trustee be liable for any special, indirect, punitive or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action. The Trustee shall not be charged with knowledge of any Default or Event of Default with respect to the Notes, unless either a Responsible Officer shall have received written notice of such Default or Event of Default by the Company or by any Holder of the Notes.

Section 7.03. No Responsibility for Recitals, Etc. The recitals contained herein and in the Notes (except in the Trustee’s certificate of authentication) shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of the same. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Notes or of any Common Stock underlying the Notes. The Trustee shall not be accountable for the use or application by the Company of any Notes or the proceeds of any Notes authenticated and delivered by the Trustee in conformity with the provisions of this Indenture. Neither the Trustee nor any of its agents will be accountable for the use or application by the Company of the Notes or the proceeds thereof, or for any funds received and disbursed in accordance with this Indenture.

Section 7.04. Trustee, Paying Agents, Conversion Agents or Note Registrar May Own Notes. The Trustee, any Paying Agent, any Conversion Agent or Note Registrar, in its individual or any other capacity, may become the owner or pledgee of Notes with the same rights it would have if it were not the Trustee, Paying Agent, Conversion Agent or Note Registrar.

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Section 7.05. Monies and Shares of Common Stock to Be Held in Trust. All monies and any shares of Common Stock received by the Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received. Money and shares of Common Stock held by the Trustee in trust hereunder need not be segregated from other funds or property except to the extent required by law. The Trustee shall be under no liability for interest on any money or shares of Common Stock received by it hereunder except as may be agreed from time to time by the Company and the Trustee.

Section 7.06. Compensation and Expenses of Trustee. The Company covenants and agrees to pay to the Trustee, in any capacity under this Indenture, from time to time, and the Trustee shall be entitled to, compensation for all services rendered by it hereunder in any capacity (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust) as mutually agreed to in writing between the Trustee and the Company, and the Company will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances reasonably incurred or made by the Trustee in accordance with any of the provisions of this Indenture in any capacity thereunder (including the reasonable compensation and the expenses and disbursements of its agents and counsel and of all Persons not regularly in its employ) except any such expense, disbursement or advance as shall have been determined to have been caused by its own gross negligence, willful misconduct or bad faith, as determined by a final, non-appealable decision of a court of competent jurisdiction. The Company also covenants to indemnify the Trustee in any capacity under this Indenture and any other document or transaction entered into in connection herewith and its officers, directors, employees and agents and any authenticating agent for, and to hold them harmless against, any loss, claim, damage, liability or expense including taxes (other than taxes based upon, measured by or determined by the income of the Trustee) incurred without gross negligence, willful misconduct or bad faith on the part of the Trustee, its officers, directors, agents or employees, or such agent or authenticating agent, as the case may be, as determined by a final, non-appealable decision of a court of competent jurisdiction, and arising out of or in connection with the acceptance or administration of this Indenture or in any other capacity hereunder, including the costs and expenses of defending themselves against any claim of liability in the premises. The obligations of the Company under this Section 7.06 to compensate or indemnify the Trustee and to pay or reimburse the Trustee for expenses, disbursements and advances shall be secured by a senior lien to which the Notes are hereby made subordinate on all money or property held or collected by the Trustee, except, subject to the effect of Section 6.05, funds held in trust herewith for the benefit of the Holders of particular Notes. The Trustee’s right to receive payment of any amounts due under this Section 7.06 shall not be subordinate to any other liability or indebtedness of the Company. The obligation of the Company under this Section 7.06 shall survive the satisfaction and discharge of this Indenture and the earlier resignation or removal of the Trustee. The Company need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld. The indemnification provided in this Section 7.06 shall extend to the officers, directors, agents and employees of the Trustee.

Without prejudice to any other rights available to the Trustee under applicable law, when the Trustee and its agents and any authenticating agent incur expenses or render services after an Event of Default specified in Section 6.01(h) or Section 6.01(i) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any bankruptcy, insolvency or similar laws.

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Section 7.07. Officer’s Certificate as Evidence. Except as otherwise provided in Section 7.01, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of gross negligence or willful misconduct on the part of the Trustee, be deemed to be conclusively proved and established by an Officer’s Certificate delivered to the Trustee, and such Officer’s Certificate, in the absence of gross negligence or willful misconduct on the part of the Trustee, shall be full warrant to the Trustee for any action taken or omitted by it under the provisions of this Indenture upon the faith thereof.

Section 7.08. Eligibility of Trustee. There shall at all times be a Trustee hereunder which shall be a Person that is eligible pursuant to the Trust Indenture Act to act as such and has a combined capital and surplus of at least $50,000,000. If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of any supervising or examining authority, then for the purposes of this Section 7.08, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 7.08, it shall resign immediately in the manner and with the effect hereinafter specified in this Article 7.

Section 7.09. Resignation or Removal of Trustee.

(a) The Trustee may at any time resign by giving written notice of such resignation to the Company and by delivering notice thereof to the Holders as provided in this Indenture. Upon receiving such notice of resignation, the Company shall promptly appoint a successor trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor trustee. If no successor trustee shall have been so appointed and have accepted appointment within 60 days after the delivering of such notice of resignation to the Holders, the resigning Trustee may, upon 10 Business Days’ notice to the Company and the Holders, petition any court of competent jurisdiction, at the expense of the Company, for the appointment of a successor trustee, or any Holder who has been a bona fide holder of a Note or Notes for at least six months (or since the date of this Indenture) may, subject to the provisions of Section 6.11, on behalf of himself or herself and all others similarly situated, petition any such court for the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint a successor trustee.

(b) In case at any time any of the following shall occur:

(i) the Trustee shall cease to be eligible in accordance with the provisions of Section 7.08 and shall fail to resign after written request therefor by the Company or by any such Holder, or

(ii) the Trustee shall become incapable of acting, or shall be adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation,

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then, in either case, the Company may by a Board Resolution remove the Trustee and appoint a successor trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor trustee, or, subject to the provisions of Section 6.11, any Holder who has been a bona fide holder of a Note or Notes for at least six months (or since the date of this Indenture) may, on behalf of himself or herself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, remove the Trustee and appoint a successor trustee.

(c) The Holders of a majority in aggregate principal amount of the Notes at the time outstanding, as determined in accordance with Section 8.04, may at any time remove the Trustee and nominate a successor trustee that shall be deemed appointed as successor trustee unless within 10 days after notice to the Company of such nomination the Company objects thereto, in which case the Trustee so removed or any Holder, upon the terms and conditions and otherwise as in Section 7.09(a) provided, may petition any court of competent jurisdiction for an appointment of a successor trustee.

(d) Any resignation or removal of the Trustee and appointment of a successor trustee pursuant to any of the provisions of this Section 7.09 shall become effective upon acceptance of appointment by the successor trustee as provided in Section 7.10.

Section 7.10. Acceptance by Successor Trustee. Any successor trustee appointed as provided in Section 7.09 shall execute, acknowledge and deliver to the Company and to its predecessor trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor hereunder, with like effect as if originally named as Trustee herein; but, nevertheless, on the written request of the Company or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of Section 7.06, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon request of any such successor trustee, the Company shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Any trustee ceasing to act shall, nevertheless, retain a senior lien to which the Notes are hereby made subordinate on all money or property held or collected by such trustee as such, except for funds held in trust for the benefit of Holders of particular Notes, to secure any amounts then due it pursuant to the provisions of Section 7.06.

No successor trustee shall accept appointment as provided in this Section 7.10 unless at the time of such acceptance such successor trustee shall be eligible under the provisions of Section 7.08.

Upon acceptance of appointment by a successor trustee as provided in this Section 7.10, each of the Company and the successor trustee, at the written direction and at the expense of the Company shall deliver or cause to be delivered notice of the succession of such trustee hereunder to the Holders as provided in this Indenture. If the Company fails to deliver such notice within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be delivered at the expense of the Company.

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Section 7.11. Succession by Merger, Etc.. Any corporation or other entity into which the Trustee may be merged, divided or converted or with which it may be consolidated, or any corporation or other entity resulting from any merger, division, conversion or consolidation to which the Trustee shall be a party, or any corporation or other entity succeeding to all or substantially all of the corporate trust business of the Trustee (including the administration of this Indenture), shall be the successor to the Trustee hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided that, in the case of any corporation or other entity succeeding to all or substantially all of the corporate trust business of the Trustee, such corporation or other entity shall be eligible under the provisions of Section 7.08.

In case at the time such successor to the Trustee shall succeed to the trusts created by this Indenture, any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee or authenticating agent appointed by such predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee or an authenticating agent appointed by such successor trustee may authenticate such Notes either in the name of any predecessor trustee hereunder or in the name of the successor trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Notes or in this Indenture provided that the certificate of the Trustee shall have; provided, however, that the right to adopt the certificate of authentication of any predecessor trustee or to authenticate Notes in the name of any predecessor trustee shall apply only to its successor or successors by merger, conversion or consolidation.

Section 7.12. Trustee’s Application for Instructions from the Company. Any application by the Trustee for written instructions from the Company (other than with regard to any action proposed to be taken or omitted to be taken by the Trustee that affects the rights of the Holders of the Notes under this Indenture) may, at the option of the Trustee, set forth in writing any action proposed to be taken or omitted by the Trustee under this Indenture and the date on and/or after which such action shall be taken or such omission shall be effective. The Trustee shall not be liable to the Company for any action taken by, or omission of, the Trustee in accordance with a proposal included in such application on or after the date specified in such application.

ARTICLE 8

CONCERNING THE HOLDERS

Section 8.01. Action by Holders. Whenever in this Indenture it is provided that the Holders of a specified percentage of the aggregate principal amount of the Notes may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action), the fact that at the time of taking any such action, the Holders of such specified percentage have joined therein may be evidenced (a) by any instrument or any number of instruments of similar tenor executed by Holders in person or by agent or

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proxy appointed in writing, or (b) by the record of the Holders voting in favor thereof at any meeting of Holders duly called and held in accordance with the provisions of Article 9, or (c) by a combination of such instrument or instruments and any such record of such a meeting of Holders. Whenever the Company or the Trustee solicits the taking of any action by the Holders of the Notes, the Company or the Trustee may, but shall not be required to, fix in advance of such solicitation, a date as the record date for determining Holders entitled to take such action. The record date if one is selected shall be not more than fifteen days prior to the date of commencement of solicitation of such action.

Section 8.02. Proof of Execution by Holders. Subject to the provisions of Section 7.01, Section 7.02 and Section 9.05, proof of the execution of any instrument by a Holder or its agent or proxy shall be sufficient if made in accordance with such reasonable rules and regulations as may be prescribed by the Trustee or in such manner as shall be satisfactory to the Trustee. The holding of Notes shall be proved by the Note Register or by a certificate of the Note Registrar. The record of any Holders’ meeting shall be proved in the manner provided in Section 9.06.

Section 8.03. Who Are Deemed Absolute Owners. The Company, the Trustee, any authenticating agent, any Paying Agent, any Conversion Agent and any Note Registrar may deem the Person in whose name a Note shall be registered upon the Note Register to be, and may treat it as, the absolute owner of such Note (whether or not such Note shall be overdue and notwithstanding any notation of ownership or other writing thereon made by any Person other than the Company or any Note Registrar) for the purpose of receiving payment of or on account of the principal (including any Fundamental Change Repurchase Price, if applicable) of and (subject to Section 2.03) accrued and unpaid interest on such Note, for conversion of such Note and for all other purposes under this Indenture; and neither the Company nor the Trustee nor any Paying Agent nor any Conversion Agent nor any Note Registrar shall be affected by any notice to the contrary. The sole registered holder of a Global Note shall be the Depositary or its nominee. All such payments or deliveries so made to any Holder for the time being, or upon its order, shall be valid, and, to the extent of the sums or shares of Common Stock so paid or delivered, effectual to satisfy and discharge the liability for monies payable or shares deliverable upon any such Note. Notwithstanding anything to the contrary in this Indenture or the Notes following an Event of Default, any holder of a beneficial interest in a Global Note may directly enforce against the Company, without the consent, solicitation, proxy, authorization or any other action of the Depositary or any other Person, such holder’s right to exchange such beneficial interest for a Note in certificated form in accordance with the provisions of this Indenture.

Section 8.04. Company-Owned Notes Disregarded. In determining whether the Holders of the requisite aggregate principal amount of Notes have concurred in any direction, consent, waiver or other action under this Indenture, Notes that are owned by the Company, by any Subsidiary thereof or by any Affiliate of the Company or any Subsidiary thereof shall be disregarded and deemed not to be outstanding for the purpose of any such determination; provided that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, consent, waiver or other action only Notes that a Responsible Officer actually knows are so owned shall be so disregarded. For the avoidance of doubt, Notes or Investor Notes held or beneficially owned by the Silver Lake Group and the Sequoia Group shall not be disregarded for any purposes pursuant to this Section 8.04 or any other matter relating to

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the consent of Holders. Notes so owned that have been pledged in good faith may be regarded as outstanding for the purposes of this Section 8.04 if the pledgee shall establish to the satisfaction of the Trustee the pledgee’s right to so act with respect to such Notes and that the pledgee is not the Company, a Subsidiary thereof or an Affiliate of the Company or a Subsidiary thereof. In the case of a dispute as to such right, any decision or indecision by the Trustee taken upon the advice of counsel shall be full protection to the Trustee. Upon request of the Trustee, the Company shall furnish to the Trustee promptly an Officer’s Certificate listing and identifying all Notes, if any, known by the Company to be owned or held by or for the account of any of the above described Persons; and, subject to Section 7.01, the Trustee shall be entitled to accept such Officer’s Certificate as conclusive evidence of the facts therein set forth and of the fact that all Notes not listed therein are outstanding for the purpose of any such determination. Notwithstanding Section 316(a)(1) of the Trust Indenture Act (which, for the avoidance of doubt, shall not apply to this Indenture unless and until this Indenture is qualified under the Trust Indenture Act) or anything herein to the contrary, to the fullest extent permitted by law, no Investor Notes shall be deemed to be owned by the Company or any of its Subsidiaries or Affiliates for purposes of this Indenture, the Notes and any direction, waiver or consent with respect thereto.

Section 8.05. Revocation of Consents; Future Holders Bound. At any time prior to (but not after) the evidencing to the Trustee, as provided in Section 8.01, of the taking of any action by the Holders of the percentage of the aggregate principal amount of the Notes specified in this Indenture in connection with such action, any Holder of a Note that is shown by the evidence to be included in the Notes the Holders of which have consented to such action may, by filing written notice with the Trustee at its Corporate Trust Office and upon proof of holding as provided in Section 8.02, revoke such action so far as concerns such Note. Except as aforesaid, any such action taken by the Holder of any Note shall be conclusive and binding upon such Holder and upon all future Holders and owners of such Note and of any Notes issued in exchange or substitution therefor or upon registration of transfer thereof, irrespective of whether any notation in regard thereto is made upon such Note or any Note issued in exchange or substitution therefor or upon registration of transfer thereof.

ARTICLE 9

HOLDERS’ MEETINGS

Section 9.01. Purpose of Meetings. A meeting of Holders may be called at any time and from time to time pursuant to the provisions of this Article 9 for any of the following purposes:

(a) to give any notice to the Company or to the Trustee or to give any directions to the Trustee permitted under this Indenture, or to consent to the waiving of any Default or Event of Default hereunder (in each case, as permitted under this Indenture) and its consequences, or to take any other action authorized to be taken by Holders pursuant to any of the provisions of Article 6;

(b) to remove the Trustee and nominate a successor trustee pursuant to the provisions of Article 7;

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(c) to consent to the execution of an indenture or indentures supplemental hereto pursuant to the provisions of Section 10.02; or

(d) to take any other action authorized to be taken by or on behalf of the Holders of any specified aggregate principal amount of the Notes under any other provision of this Indenture or under applicable law.

Section 9.02. Call of Meetings by Trustee. The Trustee may at any time call a meeting of Holders to take any action specified in Section 9.01, to be held at such time and at such place as the Trustee shall determine. Notice of every meeting of the Holders, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting and the establishment of any record date pursuant to Section 8.01, shall be delivered electronically or mailed to Holders of such Notes at their addresses as they shall appear on the Note Register. Such notice shall also be delivered to the Company. Such notices shall be delivered not less than 20 nor more than 90 days prior to the date fixed for the meeting.

Any meeting of Holders shall be valid without notice if the Holders of all Notes then outstanding are present in person or by proxy or if notice is waived before or after the meeting by the Holders of all Notes then outstanding, and if the Company and the Trustee are either present by duly authorized representatives or have, before or after the meeting, waived notice.

Section 9.03. Call of Meetings by Company or Holders. In case at any time the Company, pursuant to a Board Resolution, or the Holders of at least 10% of the aggregate principal amount of the Notes then outstanding, shall have requested the Trustee to call a meeting of Holders, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have delivered the notice of such meeting within 20 days after receipt of such request, then the Company or such Holders, as applicable, may determine the time and the place for such meeting and may call such meeting to take any action authorized in Section 9.01, by delivering notice thereof as provided in Section 9.02.

Section 9.04. Qualifications for Voting. To be entitled to vote at any meeting of Holders a Person shall (a) be a Holder of one or more Notes on the record date pertaining to such meeting or (b) be a Person appointed by an instrument in writing as proxy by a Holder of one or more Notes on the record date pertaining to such meeting. The only Persons who shall be entitled to be present or to speak at any meeting of Holders shall be the Persons entitled to vote at such meeting and their counsel and any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.

Section 9.05. Regulations. Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders, in regard to proof of the holding of Notes and of the appointment of proxies, and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall think fit.

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The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Holders as provided in Section 9.03, in which case the Company or the Holders calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Holders of a majority in aggregate principal amount of the Notes represented at the meeting and entitled to vote at the meeting.

Subject to the provisions of Section 8.04, at any meeting of Holders each Holder or proxyholder shall be entitled to one vote for each $1,000 principal amount of Notes held or represented by him or her; provided, however, that no vote shall be cast or counted at any meeting in respect of any Note challenged as not outstanding and ruled by the chairman of the meeting to be not outstanding. The chairman of the meeting shall have no right to vote other than by virtue of Notes held by it or instruments in writing as aforesaid duly designating it as the proxy to vote on behalf of other Holders. Any meeting of Holders duly called pursuant to the provisions of Section 9.02 or Section 9.03 may be adjourned from time to time by the Holders of a majority of the aggregate principal amount of Notes represented at the meeting, whether or not constituting a quorum, and the meeting may be held as so adjourned without further notice.

Section 9.06. Voting. The vote upon any resolution submitted to any meeting of Holders shall be by written ballot on which shall be subscribed the signatures of the Holders or of their representatives by proxy and the outstanding aggregate principal amount of the Notes held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record in duplicate of the proceedings of each meeting of Holders shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more Persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was delivered as provided in Section 9.02. The record shall show the aggregate principal amount of the Notes voting in favor of or against any resolution. The record shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one of the duplicates shall be delivered to the Company and the other to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting.

Any record so signed and verified shall be conclusive evidence of the matters therein stated.

Section 9.07. No Delay of Rights by Meeting. Nothing contained in this Article 9 shall be deemed or construed to authorize or permit, by reason of any call of a meeting of Holders or any rights expressly or impliedly conferred hereunder to make such call, any hindrance or delay in the exercise of any right or rights conferred upon or reserved to the Trustee or to the Holders under any of the provisions of this Indenture or of the Notes. Nothing contained in this Article 9 shall be deemed or construed to limit any Holder’s actions pursuant to the applicable procedures of the Depositary so long as the Notes are Global Notes.

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ARTICLE 10

SUPPLEMENTAL INDENTURES

Section 10.01. Supplemental Indentures Without Consent of Holders. The Company and the Trustee, at the Company’s expense, may from time to time and at any time enter into an indenture or indentures supplemental hereto for one or more of the following purposes:

(a) to cure any ambiguity, omission, defect or inconsistency in this Indenture or the Notes in a manner that does not, individually or in the aggregate, materially adversely affect the rights of any Holder;

(b) to provide for the assumption by a Successor Company of the obligations of the Company under this Indenture and the Notes pursuant to Article 11;

(c) to add guarantees with respect to the Notes;

(d) to secure the Notes;

(e) to add to the covenants or Events of Default of the Company for the benefit of the Holders or surrender any right or power conferred upon the Company;

(f) to make any change that does not adversely affect the rights of any Holder;

(g) to increase the Conversion Rate as provided in this Indenture;

(h) to provide for the acceptance of appointment by a successor trustee pursuant to Section 7.09 or to facilitate the administration of the trusts by more than one trustee;

(i) subject to Section 13.02(a)(v), to irrevocably elect a Settlement Method and/or irrevocably elect a minimum Specified Dollar Amount, or to eliminate the Company’s right to elect a Settlement Method; provided, however, that no such election or elimination will affect any Settlement Method theretofore elected (or deemed to be elected) with respect to any Note pursuant to the provisions of Article 13; or

(j) in connection with any Merger Event, provide that the Notes are convertible into Reference Property, subject to the provisions of Section 13.02, and make such related changes to the terms of the Notes to the extent expressly required by Section 13.07.

Upon the written request of the Company, the Trustee is hereby authorized to, and shall join with the Company in the execution of any such supplemental indenture, to make any further appropriate agreements and stipulations that may be therein contained, except that the Trustee shall not be obligated to, but may in its discretion, enter into any supplemental indenture that affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

Any supplemental indenture authorized by the provisions of this Section 10.01 may be executed by the Company and the Trustee without the consent of the Holders of any of the Notes at the time outstanding, notwithstanding any of the provisions of Section 10.02. After any such supplemental indenture becomes effective, the Company shall deliver to the Holders and the Trustee a notice briefly describing such supplemental indenture. However, the failure to give such notice to all the Holders, or any defect in the notice, will not impair or affect the validity of the supplemental indenture.

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Section 10.02. Supplemental Indentures with Consent of Holders. With the consent (evidenced as provided in Article 8) of the Holders of at least a majority of the aggregate principal amount of the Notes then outstanding (determined in accordance with Article 8 and including, without limitation, consents obtained in connection with a repurchase of, or tender or exchange offer for, Notes), the Company and the Trustee, at the Company’s expense, may from time to time and at any time enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or any supplemental indenture or of modifying in any manner the rights of the Holders; provided, however, that, without the consent of each Holder of an outstanding Note affected, no such supplemental indenture shall:

(a) reduce the amount of Notes whose Holders must consent to an amendment;

(b) reduce the rate of or extend the stated time for payment of interest on any Note;

(c) reduce the principal of or extend the Maturity Date of any Note;

(d) make any change that impairs or adversely affects the conversion rights of any Notes;

(e) reduce the Fundamental Change Repurchase Price of any Note or amend or modify in any manner adverse to the Holders the Company’s obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(f) make any Note payable in a currency or at a place of payment other than that stated in the Note;

(g) change the ranking of the Notes;

(h) impair the right of any Holder to receive payment of principal and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes; or

(i) make any change in this Article 10 that requires each Holder’s consent or in the waiver provisions in Section 6.02 or Section 6.09.

Notwithstanding the foregoing or anything to the contrary, so long as any Investor Notes are outstanding, without the consent of 100% of the aggregate principal amount of the Investor Notes held by the Silver Lake Group (as certified to the Trustee by the Company), an amendment, supplement or waiver, including a waiver pursuant to Section 6.09, may not modify any provision contained in this Indenture specifically and uniquely applicable to the Investor Notes in a manner adverse to the Holders of, or the holders of a beneficial interest in, the Investor Notes; provided that, the consent of a Holder of the Investor Notes other than the Silver Lake Group shall not be required unless such amendment, supplement or waiver impacts such holder in a materially disproportionately adverse manner.

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Upon the written request of the Company, and upon the filing with the Trustee of evidence of the consent of Holders as aforesaid and subject to Section 10.05, the Trustee shall join with the Company in the execution of such supplemental indenture unless such supplemental indenture affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such supplemental indenture.

Holders do not need under this Section 10.02 to approve the particular form of any proposed supplemental indenture. It shall be sufficient if such Holders approve the substance thereof. After any such supplemental indenture becomes effective, the Company shall deliver to the Holders a notice briefly describing such supplemental indenture. However, the failure to give such notice to all the Holders, or any defect in the notice, will not impair or affect the validity of the supplemental indenture.

Section 10.03. Effect of Supplemental Indentures. Upon the execution of any supplemental indenture pursuant to the provisions of this Article 10, this Indenture shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitation of rights, obligations, duties, indemnities, privileges and immunities under this Indenture of the Trustee, the Company and the Holders shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

Section 10.04. Notation on Notes. Notes authenticated and delivered after the execution of any supplemental indenture pursuant to the provisions of this Article 10 may, at the Company’s expense, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company or the Trustee shall so determine, new Notes so modified as to conform, in the opinion of the Trustee and the Board of Directors, to any modification of this Indenture contained in any such supplemental indenture may, at the Company’s expense, be prepared and executed by the Company, authenticated by the Trustee (or an authenticating agent duly appointed by the Trustee pursuant to Section 16.10) and delivered in exchange for the Notes then outstanding, upon surrender of such Notes then outstanding.

Section 10.05. Evidence of Compliance of Supplemental Indenture to Be Furnished Trustee. In addition to the documents required by Section 16.05, the Trustee shall receive an Officer’s Certificate and an Opinion of Counsel as conclusive evidence that any supplemental indenture executed pursuant hereto complies with the requirements of this Article 10 and is permitted or authorized by this Indenture and that the supplemental indenture constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms, subject to customary bankruptcy exceptions for opinions of this type. The Trustee shall have no responsibility for determining whether any amendment or supplemental indenture will or may have an adverse effect on any Holder.

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ARTICLE 11

CONSOLIDATION, MERGER, SALE, CONVEYANCE AND LEASE

Section 11.01. Company May Consolidate, Etc. on Certain Terms. Subject to the provisions of Section 11.02, the Company shall not, in a transaction or series of transactions, consolidate with, merge with or into, or sell, convey, transfer or lease all or substantially all of the consolidated properties and assets of the Company and its Subsidiaries, taken as a whole, to, another Person (other than one or more of the Company’s direct or indirect Domestic Subsidiaries), unless:

(a) either (i) the Company is the Person surviving such merger or consolidation, or (ii) the Person (if not the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, all or substantially all of the consolidated properties and assets of the Company and its Subsidiaries (such Person or such Person described in clause (ii), the “Successor Company”) shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and the Successor Company (if not the Company) shall expressly assume by supplemental indenture all of the obligations of the Company under the Notes and this Indenture; and

(b) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing under this Indenture.

For purposes of this Section 11.01, the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of one or more Subsidiaries of the Company to another Person, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Company to another Person.

Section 11.02. Successor Corporation to Be Substituted. In case of any such consolidation, merger, sale, conveyance, transfer or lease in which there is a Successor Company and upon the assumption by the Successor Company, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the due and punctual payment of the principal of and accrued and unpaid interest on all of the Notes, the due and punctual delivery or payment, as the case may be, of any consideration due upon conversion of the Notes and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the Company, such Successor Company (if not the Company) shall succeed to and, except in the case of a lease of all or substantially all of the Company’s properties and assets shall be substituted for the Company, with the same effect as if it had been named herein as the party of the first part. Such Successor Company thereupon may cause to be signed, and may issue either in its own name or in the name of the Company any or all of the Notes issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee; and, upon the order of such Successor Company instead of the Company and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee shall authenticate and shall deliver, or cause to be authenticated and delivered, any Notes that

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previously shall have been signed and delivered by the Officers of the Company to the Trustee for authentication, and any Notes that such Successor Company thereafter shall cause to be signed and delivered to the Trustee for that purpose. All the Notes so issued shall in all respects have the same legal rank and benefit under this Indenture as the Notes theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Notes had been issued at the date of the execution hereof. In the event of any such consolidation, merger, sale, conveyance or transfer (but not in the case of a lease), upon compliance with this Article 11 the Person named as the “Company” in the first paragraph of this Indenture (or any successor that shall thereafter have become such in the manner prescribed in this Article 11) may be dissolved, wound up and liquidated at any time thereafter and, except in the case of a lease, such Person shall be released from its liabilities as obligor and maker of the Notes and from its obligations under this Indenture and the Notes.

In case of any such consolidation, merger, sale, conveyance, transfer or lease, such changes in phraseology and form (but not in substance) may be made in the Notes thereafter to be issued as may be appropriate.

ARTICLE 12

IMMUNITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS AND DIRECTORS

Section 12.01. Indenture and Notes Solely Corporate Obligations. No recourse for the payment of the principal of or accrued and unpaid interest on any Note, nor for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in this Indenture or in any supplemental indenture or in any Note, nor because of the creation of any indebtedness represented thereby, shall be had against any incorporator, stockholder, employee, agent, Officer or director or Subsidiary, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of the Notes.

ARTICLE 13

CONVERSION OF NOTES

Section 13.01. Conversion Privilege. Subject to and upon compliance with the provisions of this Article 13, each Holder of a Note shall have the right, at such Holder’s option, to convert all or any portion (if the portion to be converted is $1,000 principal amount or an integral multiple thereof) of such Note at any time prior to the close of business on the Scheduled Trading Day immediately preceding the Maturity Date, at an initial conversion rate of 20.4526 shares of Common Stock (subject to adjustment as provided in this Article 13, the “Conversion Rate”) per $1,000 principal amount of Notes (subject to, and in accordance with, the settlement provisions of Section 13.02, the “Conversion Obligation”).

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Section 13.02. Conversion Procedure; Settlement Upon Conversion.

(a) Subject to this Section 13.02, Section 13.03(b) and Section 13.07(a), upon conversion of any Note, the Company shall pay or deliver, as the case may be, to the converting Holder, in respect of each $1,000 principal amount of Notes being converted, cash (“Cash Settlement”), shares of Common Stock, together with cash, if applicable, in lieu of delivering any fractional share of Common Stock in accordance with subsection (j) of this Section 13.02 (“Physical Settlement”) or a combination of cash and shares of Common Stock, together with cash, if applicable, in lieu of delivering any fractional share of Common Stock in accordance with subsection (j) of this Section 13.02 (“Combination Settlement”), at its election, as set forth in this Section 13.02.

(i) All conversions for which the relevant Conversion Date occurs on or after [•], 2027 shall be settled using the same Settlement Method.

(ii) Except for any conversions described in the immediately preceding clause (i), the Company shall use the same Settlement Method for all conversions occurring on the same Conversion Date, but the Company shall not have any obligation to use the same Settlement Method with respect to conversions with different Conversion Dates.

(iii) If, in respect of any Conversion Date (or the period described in clause (i) above, as the case may be), the Company elects to deliver a notice (the “Settlement Notice”) of the relevant Settlement Method in respect of such Conversion Date (or such period, as the case may be), the Company shall deliver such Settlement Notice to converting Holders, the Trustee and the Conversion Agent (if other than the Trustee) no later than the close of business on the Trading Day immediately following the relevant Conversion Date (or, in the case of any conversions for which the relevant Conversion Date occurs on or after [•], 2027, no later than the close of business on Scheduled Trading Day immediately preceding [•], 2027). If the Company does not elect a Settlement Method prior to the deadline set forth in the immediately preceding sentence, the Company shall no longer have the right to elect Cash Settlement or Physical Settlement with respect to such conversion or during such period and the Company shall be deemed to have elected Combination Settlement in respect of its Conversion Obligation, and the Specified Dollar Amount per $1,000 principal amount of Notes shall be equal to $1,000. Such Settlement Notice shall specify the relevant Settlement Method and in the case of an election of Combination Settlement, the relevant Settlement Notice shall indicate the Specified Dollar Amount per $1,000 principal amount of Notes. If the Company delivers a Settlement Notice electing Combination Settlement (or is deemed to have elected Combination Settlement) in respect of its Conversion Obligation but does not indicate a Specified Dollar Amount per $1,000 principal amount of Notes to be converted in such Settlement Notice, the Specified Dollar Amount per $1,000 principal amount of Notes shall be deemed to be $1,000. Notwithstanding the foregoing, any conversion of Investor Notes shall be subject to Section 13.02(a)(v).

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(iv) The cash, shares of Common Stock or combination of cash and shares of Common Stock in respect of any conversion of Notes (the “Settlement Amount”) shall be computed as follows:

(A) if the Company elects to satisfy its Conversion Obligation in respect of such conversion by Physical Settlement, the Company shall deliver to the converting Holder in respect of each $1,000 principal amount of Notes being converted a number of shares of Common Stock equal to the Conversion Rate in effect on the Conversion Date;

(B) if the Company elects to satisfy its Conversion Obligation in respect of such conversion by Cash Settlement, the Company shall pay to the converting Holder in respect of each $1,000 principal amount of Notes being converted cash in an amount equal to the sum of the Daily Conversion Values for each of the 30 consecutive Trading Days during the related Observation Period; and

(C) if the Company elects (or is deemed to have elected) to satisfy its Conversion Obligation in respect of such conversion by Combination Settlement, the Company shall pay or deliver, as the case may be, to the converting Holder in respect of each $1,000 principal amount of Notes being converted, a Settlement Amount equal to the sum of the Daily Settlement Amounts for each of the 30 consecutive Trading Days during the related Observation Period.

(v) Notwithstanding anything herein to the contrary, the Company hereby initially elects to satisfy its Conversion Obligation with respect to any conversion of Investor Notes by Combination Settlement with a Specified Dollar Amount of $1,000 per $1,000 principal amount of Notes. The Company may change its Settlement Method election (and, in the case of Combination Settlement, the Specified Dollar Amount) with respect to any conversion of Investor Notes by delivering a notice that specifies the newly elected Settlement Method and, in the case of Combination Settlement, the applicable Specified Dollar Amount (the “Investor Settlement Notice”) to the Holders of the Investor Notes (with a copy to the Trustee and the Conversion Agent (if other than the Trustee), and such newly elected Settlement Method (and, in the case of Combination Settlement, the Specified Dollar Amount) shall be effective no earlier than 10 Trading Days after the date on which such Investor Settlement Notice was received by the Holder. In the event any Holder(s) of Investor Notes exercises its right to convert all or any portion of such Investor Notes, (A) the relevant Observation Period for purposes of determining the Daily Settlement Amount, in the case of Combination Settlement, and Daily Conversion Values, in the case of Cash Settlement, with respect to such Investor Notes shall be the 30 consecutive Trading Day period beginning on, and including, the 30th Trading Day immediately preceding the applicable Conversion Date and ending on the Trading Day immediately preceding such Conversion Date and (B) the Company shall promptly (x) determine the Daily Settlement Amount or the Daily Conversion Values, as the case may be, and the amount of cash payable in lieu of delivering any fractional shares of Common Stock and (y) notify the Trustee, the Conversion Agent (if other than the Trustee) and such Holder of Investor Notes being so converted of the Daily Settlement Amount or the Daily Conversion Values, as the case may be, and the amount of cash payable in lieu of delivering any fractional shares of Common Stock.

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(vi) With respect to Notes that are not Investor Notes, the Daily Settlement Amounts (if applicable) and the Daily Conversion Values (if applicable) shall be determined by the Company promptly following the last day of the Observation Period. Promptly after such determination of the Daily Settlement Amounts or the Daily Conversion Values, as the case may be, with respect to Notes that are not Investor Notes and the amount of cash payable in lieu of delivering any fractional share of Common Stock, the Company shall notify the Trustee and the Conversion Agent (if other than the Trustee) of the Daily Settlement Amounts or the Daily Conversion Values, as the case may be, and the amount of cash payable in lieu of delivering fractional shares of Common Stock. The Trustee and the Conversion Agent (if other than the Trustee) shall have no responsibility for any such determination.

(vii) Subject to Section 13.02(a)(v), at any time prior to [•], 2027, the Company may irrevocably elect Cash Settlement to satisfy its Conversion Obligation in respect of Notes to be converted after the date of such election, or irrevocably elect Combination Settlement and a Specified Dollar Amount (which amount shall be at least $1,000 per $1,000 principal amount of Notes) to satisfy its Conversion Obligation in respect of Notes to be converted after the date of such election. Upon making any election pursuant to this Section 13.02(a)(vii), the Company shall promptly (A) use its reasonable efforts to post information relating to such election on its website or otherwise publicly disclose such information, and (B) give written notice of such election to the Holders of the Notes (with a copy to the Trustee and the Conversion agent (if other than the Trustee)).

(b) Subject to Section 13.02(e), before any Holder of a Note shall be entitled to convert a Note as set forth above, such Holder shall (i) in the case of a Global Note, comply with the applicable procedures of the Depositary in effect at that time and, if required, pay funds equal to interest payable on the next Interest Payment Date to which such Holder is not entitled as set forth in Section 13.02(h) and (ii) in the case of a Physical Note (1) complete, manually sign and deliver an irrevocable notice to the Conversion Agent as set forth in the Form of Notice of Conversion (or a facsimile, PDF or other electronic transmission thereof) (a notice pursuant to the applicable procedures of the Depositary or a notice as set forth in the Form of Notice of Conversion, a “Notice of Conversion”) at the office of the Conversion Agent and state in writing therein the principal amount of Notes to be converted and the name or names (with addresses) in which such Holder wishes the certificate or certificates for any shares of Common Stock to be delivered upon settlement of the Conversion Obligation to be registered, (2) surrender such Notes, duly endorsed to the Company or in blank (and accompanied by appropriate endorsement and transfer documents), at the office of the Conversion Agent, (3) if required, furnish appropriate endorsements and transfer documents and (4) if required, pay funds equal to interest payable on the next Interest Payment Date to which such Holder is not entitled as set forth in Section 13.02(h). The Trustee (and, if different, the Conversion Agent) shall notify the Company of any conversion pursuant to this Article 13 on the Conversion Date for such conversion. No Notice of Conversion with respect to any Notes may be surrendered by a Holder thereof if such Holder has also delivered a Fundamental Change Repurchase Notice to the Company in respect of such Notes and has not validly withdrawn such Fundamental Change Repurchase Notice in accordance with Section 14.02.

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If more than one Note shall be surrendered for conversion at one time by the same Holder, the Conversion Obligation with respect to such Notes shall be computed on the basis of the aggregate principal amount of the Notes (or specified portions thereof to the extent permitted thereby) so surrendered.

(c) A Note shall be deemed to have been converted immediately prior to the close of business on the date (the “Conversion Date”) that the Holder has complied with the requirements set forth in subsection (b) above. Except as set forth in Section 13.03(b) and Section 13.07(a), in the case of any conversion of Notes other than Investor Notes, the Company shall pay or deliver, as the case may be, the consideration due in respect of the Conversion Obligation on the second Business Day immediately following the relevant Conversion Date, if the Company elects Physical Settlement, or on the second Business Day immediately following the last Trading Day of the relevant Observation Period, in the case of Cash Settlement or Combination Settlement. In the case of any conversion of Investor Notes, the Company shall pay or deliver, as the case may be, the consideration due in respect of the Conversion Obligation on the second Business Day immediately following the relevant Conversion Date unless otherwise specified in the written notice referred to in the proviso below; provided, however, that (i) to the extent all or a portion of the Conversion Obligation is paid in cash, such cash shall not be due until the earlier of (A) the 30th Business Day immediately following the relevant Conversion Date and (B) the Maturity Date, and (ii) to the extent all or a portion of the Conversion Obligation is to be paid in shares of Common Stock, such shares shall be delivered on the day specified in a written notice from the beneficial owner(s) of the Investor Notes being converted that is delivered to the Company on or prior to the Business Day immediately following the relevant Conversion Date, which delivery date (in respect of such shares of Common Stock) shall be no earlier than the second Business Day immediately following the relevant Conversion Date (it being understood that if no such notice is delivered to the Company, then the Company shall deliver such shares on the second Business Day immediately following the relevant Conversion Date). Such written notice shall include a certification therein that the beneficial owners delivering such written notice are holders that hold beneficial interests in the Investor Notes subject to conversion. The Company shall promptly notify the Trustee and the Conversion Agent (if other than the Trustee) in writing of the Conversion Date for such Investor Notes. If any shares of Common Stock are due to converting Holders, the Company shall issue or cause to be issued, and deliver to the Conversion Agent or to such Holder, or such Holder’s nominee or nominees, certificates or a book-entry transfer through the Depositary for the full number of shares of Common Stock to which such Holder shall be entitled in satisfaction of the Company’s Conversion Obligation.

(d) In case any Note shall be surrendered for partial conversion, the Company shall execute and the Trustee shall authenticate and deliver to or upon the written order of the Holder of the Note so surrendered a new Note or Notes in authorized denominations in an aggregate principal amount equal to the unconverted portion of the surrendered Note, without payment of any service charge by the converting Holder but, if required by the Company or Trustee, with payment of a sum sufficient to cover any documentary, stamp or similar issue or transfer tax or similar governmental charge required by law or that may be imposed in connection therewith as a result of the name of the Holder of the new Notes issued upon such conversion being different from the name of the Holder of the old Notes surrendered for such conversion.

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(e) If a Holder submits a Note for conversion, the Company shall pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of Common Stock upon conversion, unless the tax is due because the Holder requests such shares to be issued in a name other than the Holder’s name, in which case the Holder shall be required to pay that tax. The Conversion Agent may refuse to deliver or refuse to instruct the stock transfer agent to deliver the certificates representing the shares of Common Stock being issued in a name other than the Holder’s name until the Trustee receives a sum sufficient to pay any tax that is due by such Holder in accordance with the immediately preceding sentence.

(f) Except as provided in Section 13.04, no adjustment shall be made for dividends on any shares of Common Stock issued upon the conversion of any Note as provided in this Article 13.

(g) Upon the conversion of an interest in a Global Note, the Trustee, or the Custodian at the direction of the Trustee, shall make a notation on such Global Note as to the reduction in the principal amount represented thereby. The Company shall notify the Trustee in writing of any conversion of Notes effected through any Conversion Agent other than the Trustee.

(h) Upon conversion, a Holder shall not receive any separate cash payment for accrued and unpaid interest, if any, except as set forth below. The Company’s settlement of the full Conversion Obligation shall be deemed to satisfy in full its obligation to pay the principal amount of the Note and accrued and unpaid interest, if any, to, but excluding, the relevant Conversion Date. As a result, accrued and unpaid interest, if any, to, but excluding, the relevant Conversion Date shall be deemed to be paid in full rather than canceled, extinguished or forfeited. Upon a conversion of Notes into a combination of cash and shares of Common Stock, accrued and unpaid interest will be deemed to be paid first out of the cash paid upon such conversion. Notwithstanding the foregoing, if Notes are converted after the close of business on a Regular Record Date and prior to the open of business on the corresponding Interest Payment Date, Holders of such Notes as of the close of business on such Regular Record Date will receive the full amount of interest payable on such Notes on the corresponding Interest Payment Date notwithstanding the conversion. Notes surrendered for conversion during the period from the close of business on any Regular Record Date to the open of business on the immediately following Interest Payment Date must be accompanied by funds equal to the amount of interest payable on the Notes so converted; provided that no such payment shall be required (1) for conversions following the Regular Record Date immediately preceding the Maturity Date; (2) if the Company has specified a Fundamental Change Repurchase Date that is after a Regular Record Date and on or prior to the Business Day immediately following the corresponding Interest Payment Date; or (3) to the extent of any Defaulted Amounts, if any Defaulted Amounts exists at the time of conversion with respect to such Note. Therefore, for the avoidance of doubt, all Holders of record on the Regular Record Date immediately preceding the Maturity Date or any Fundamental Change Repurchase Date as described in the immediately preceding sentence shall receive the full interest payment due on the Maturity Date or any Fundamental Change Repurchase Date, as the case may be, or other applicable Interest Payment Date regardless of whether their Notes have been converted and/or repurchased, as applicable, following such Regular Record Date.

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(i) The Person in whose name the certificate for any shares of Common Stock delivered upon conversion is registered shall be treated as a stockholder of record as of the close of business on the relevant Conversion Date (if the Company elects to satisfy the related Conversion Obligation by Physical Settlement or in the case of a conversion of Investor Notes) or the last Trading Day of the relevant Observation Period (if the Company elects to satisfy the related Conversion Obligation by Combination Settlement other than with respect to Investor Notes), as the case may be. Upon a conversion of Notes, such Person shall no longer be a Holder of such Notes surrendered for conversion.

(j) The Company shall not issue any fractional share of Common Stock upon conversion of the Notes and shall instead pay cash in lieu of delivering any fractional share of Common Stock issuable upon conversion based on the Daily VWAP for the relevant Conversion Date (in the case of Physical Settlement or in the case of a conversion of Investor Notes) or based on the Daily VWAP for the last Trading Day of the relevant Observation Period (in the case of Combination Settlement other than with respect to Investor Notes). For each Note surrendered for conversion, if the Company has elected (or is deemed to have elected) Combination Settlement, the full number of shares that shall be issued upon conversion thereof shall be computed on the basis of the aggregate Daily Settlement Amounts for the relevant Observation Period and any fractional shares remaining after such computation shall be paid in cash.

Section 13.03. Increased Conversion Rate Applicable to Certain Notes Surrendered in Connection with Make-Whole Fundamental Changes.

(a) If the Effective Date of a Make-Whole Fundamental Change occurs prior to the Maturity Date and a Holder elects to convert its Notes in connection with such Make-Whole Fundamental Change, the Company shall, under the circumstances described below, increase the Conversion Rate for the Notes so surrendered for conversion by a number of additional shares of Common Stock (the “Additional Shares”), as described below. A conversion of Notes shall be deemed for these purposes to be “in connection with” such Make-Whole Fundamental Change if the relevant Notice of Conversion is received by the Conversion Agent from, and including, the Effective Date of the Make-Whole Fundamental Change up to, and including, the Business Day immediately prior to the related Fundamental Change Repurchase Date (or, in the case of an Exempted Fundamental Change or a Make-Whole Fundamental Change that would have been a Fundamental Change but for the proviso in clause (b) of the definition thereof, the 35th Trading Day immediately following the Effective Date of such Make-Whole Fundamental Change) (such period, the “Make-Whole Fundamental Change Period”).

(b) Upon surrender of Notes for conversion in connection with a Make-Whole Fundamental Change, the Company shall, at its option, satisfy the related Conversion Obligation by Physical Settlement, Cash Settlement or Combination Settlement in accordance with Section 13.02 based on the Conversion Rate as increased to reflect the Additional Shares pursuant to the table below; provided, however, that if, at the effective time of a Make-Whole Fundamental Change described in clause (b) of the definition of Fundamental Change, the Reference Property following such Make-Whole Fundamental Change is composed entirely of cash, for any conversion of Notes following the Effective Date of such Make-Whole Fundamental Change, the

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Conversion Obligation shall be calculated based solely on the Stock Price for the transaction and shall be deemed to be an amount of cash per $1,000 principal amount of converted Notes equal to the Conversion Rate (including any adjustment for Additional Shares), multiplied by such Stock Price. In such event, the Conversion Obligation shall be determined and paid to Holders in cash on the fifth Business Day following the Conversion Date. The Company shall notify the Holders of Notes, the Trustee and the Conversion Agent (if other than the Trustee) of the Effective Date of any Make-Whole Fundamental Change no later than five Business Days after such Effective Date.

(c) The number of Additional Shares, if any, by which the Conversion Rate shall be increased for conversion in connection with a Make-Whole Fundamental Change shall be determined by reference to the table below, based on the date on which the Make-Whole Fundamental Change occurs or becomes effective (the “Effective Date”) and the price (the “Stock Price”) paid (or deemed to be paid) per share of the Common Stock in the Make-Whole Fundamental Change. If the holders of the Common Stock receive in exchange for their Common Stock only cash in a Make-Whole Fundamental Change described in clause (b) of the definition of Fundamental Change, the Stock Price shall be the cash amount paid per share. Otherwise, the Stock Price shall be the average of the Last Reported Sale Prices of the Common Stock over the five consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Effective Date of the Make-Whole Fundamental Change. The Company, in good faith, shall make appropriate adjustments to the Stock Price to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate where the Ex-Dividend Date, Effective Date (as such term is used in Section 13.04) or expiration date of the event occurs, during such five consecutive Trading Day period.

(d) The Stock Prices set forth in the column headings of the table below shall be adjusted as of any date on which the Conversion Rate of the Notes is otherwise adjusted. The adjusted Stock Prices shall equal the Stock Prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Rate immediately prior to such adjustment giving rise to the Stock Price adjustment and the denominator of which is the Conversion Rate as so adjusted. The number of Additional Shares set forth in the table below shall be adjusted in the same manner and at the same time as the Conversion Rate as set forth in Section 13.04.

(e) The following table sets forth the number of Additional Shares of Common Stock by which the Conversion Rate shall be increased per $1,000 principal amount of Notes pursuant to this Section 13.03 for each Stock Price and Effective Date set forth below:

	Stock Price
Effective Date	$40.74	$44.00	$48.89	$55.00	$70.00	$90.00	$120.00	$150.00	$250.00	$350.00	$500.00
[•], 2022	4.0905	3.3777	2.6034	1.9651	1.1737	0.7540	0.4800	0.3328	0.1082	0.0259	0.0000
[•], 2023	4.0905	3.2630	2.4228	1.7547	0.9861	0.6224	0.3984	0.2779	0.0914	0.0213	0.0000
[•], 2024	4.0905	3.1048	2.1849	1.4880	0.7674	0.4779	0.3093	0.2172	0.0724	0.0164	0.0000
[•], 2025	4.0905	2.8691	1.8495	1.1340	0.5150	0.3226	0.2126	0.1500	0.0504	0.0108	0.0000
[•], 2026	4.0905	2.5516	1.3637	0.6558	0.2459	0.1636	0.1097	0.0777	0.0264	0.0052	0.0000
[•], 2027	4.0905	2.2723	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

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The exact Stock Price and Effective Date may not be set forth in the table above, in which case:

(i) if the Stock Price is between two Stock Prices in the table above or the Effective Date is between two Effective Dates in the table above, the number of Additional Shares by which the Conversion Rate shall be increased shall be determined by a straight-line interpolation between the number of Additional Shares set forth for the higher and lower Stock Prices and the earlier and later Effective Dates, as applicable, based on a 365-day year;

(ii) if the Stock Price is greater than $500.00 per share (subject to adjustment in the same manner as the Stock Prices set forth in the column headings of the table above pursuant to subsection (d) above), no Additional Shares shall be added to the Conversion Rate; and

(iii) if the Stock Price is less than $40.74 per share (subject to adjustment in the same manner as the Stock Prices set forth in the column headings of the table above pursuant to subsection (d) above), no Additional Shares shall be added to the Conversion Rate.

Notwithstanding the foregoing, in no event shall the Conversion Rate per $1,000 principal amount of Notes exceed 24.5431 shares of Common Stock, subject to adjustment in the same manner as the Conversion Rate pursuant to Section 13.04.

(f) Nothing in this Section 13.03 shall prevent an adjustment to the Conversion Rate pursuant to Section 13.04 in respect of a Make-Whole Fundamental Change.

Section 13.04. Adjustment of Conversion Rate. The Conversion Rate shall be adjusted from time to time by the Company if any of the following events occurs, except that the Company shall not make any adjustments to the Conversion Rate if the Holder of the Notes elects to participate (other than in the case of a share split or share combination), at the same time and upon the same terms as holders of the Common Stock and solely as a result of holding the Notes, in any of the transactions described in this Section 13.04, without having to convert their Notes, as if they held a number of shares of Common Stock equal to the Conversion Rate, multiplied by the principal amount (expressed in thousands) of Notes held by such Holder (the “Conversion Rate Adjustment Exception”).

(a) If the Company exclusively issues shares of Common Stock as a dividend or distribution on shares of the Common Stock, or if the Company effects a share split or share combination, the Conversion Rate shall be adjusted based on the following formula:

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where,

CR0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date of such dividend or distribution, or immediately prior to the open of business on the Effective Date of such share split or share combination, as applicable;

CR’	=	the Conversion Rate in effect immediately after the open of business on such Ex-Dividend Date or Effective Date, as the case may be;

OS0	=	the number of shares of Common Stock outstanding immediately prior to the open of business on such Ex-Dividend Date or Effective Date, as the case may be; and

OS1	=	the number of shares of Common Stock outstanding immediately after giving effect to such dividend, distribution, share split or share combination, as the case may be.

Any adjustment made under this Section 13.04(a) shall become effective immediately after the open of business on the Ex-Dividend Date for such dividend or distribution, or immediately after the open of business on the Effective Date for such share split or share combination, as applicable. If any dividend or distribution of the type described in this Section 13.04(a) is declared but not so paid or made, or any share split or combination of the type described in this Section 13.04(a) is announced but the outstanding shares of Common Stock are not split or combined, as the case may be, the Conversion Rate shall be immediately readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution, or not to split or combine the outstanding shares of Common Stock, as the case may be, to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared or such share split or combination had not been announced.

(b) If the Company distributes to all or substantially all holders of the Common Stock any rights, options or warrants entitling them, for a period of not more than 60 calendar days after the announcement date of such distribution, to subscribe for or purchase shares of the Common Stock at a price per share that is less than the average of the Last Reported Sale Prices of the Common Stock for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such distribution, the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date for such issuance;

CR’	=	the Conversion Rate in effect immediately after the open of business on such Ex-Dividend Date;

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OS0	=	the number of shares of Common Stock outstanding immediately prior to the open of business on such Ex-Dividend Date;

X	=	the total number of shares of Common Stock distributable pursuant to such rights, options or warrants; and

Y	=	the number of shares of Common Stock equal to the aggregate price payable to exercise such rights, options or warrants, divided by the average of the Last Reported Sale Prices of the Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of the announcement of the distribution of such rights, options or warrants.

Any increase made under this Section 13.04(b) shall be made successively whenever any such rights, options or warrants are distributed and shall become effective immediately after the open of business on the Ex-Dividend Date for such distribution. To the extent that shares of the Common Stock are not delivered after the expiration of such rights, options or warrants, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect had the increase with respect to the distribution of such rights, options or warrants been made on the basis of delivery of only the number of shares of Common Stock actually delivered. If such rights, options or warrants are not so distributed, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect if such Ex-Dividend Date for such distribution had not occurred.

For purposes of this Section 13.04(b), in determining whether any rights, options or warrants entitle the holders of Common Stock to subscribe for or purchase shares of the Common Stock at less than such average of the Last Reported Sale Prices of the Common Stock for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement for such distribution, and in determining the aggregate offering price of such shares of Common Stock, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Company in good faith.

(c) If the Company distributes shares of its Capital Stock, evidences of its indebtedness, other assets or property of the Company or rights, options or warrants to acquire its Capital Stock or other securities, to all or substantially all holders of the Common Stock, excluding (i) dividends, distributions or issuances as to which an adjustment was effected pursuant to Section 13.04(a) or Section 13.04(b), (ii) dividends or distributions paid exclusively in cash as to which an adjustment was effected pursuant to Section 13.04(d), (iii) distributions of Reference Property in a transaction described in Section 13.07, (iv) rights issued pursuant to a stockholder rights plan of the Company (other than pursuant to Section 13.11) and (v) Spin-Offs as to which the provisions set forth below in this Section 13.04(c) shall apply (any of such shares of Capital Stock, evidences of indebtedness, other assets or property or rights, options or warrants to acquire Capital Stock or other securities, the “Distributed Property”), then the Conversion Rate shall be increased based on the following formula:

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where,

CR0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date for such distribution;

CR’	=	the Conversion Rate in effect immediately after the open of business on such Ex-Dividend Date;

SP0	=	the average of the Last Reported Sale Prices of the Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Dividend Date for such distribution; and

FMV	=	the fair market value (as determined by the Company in good faith) of the Distributed Property with respect to each outstanding share of the Common Stock as of the open of business on the Ex-Dividend Date for such distribution.

Any increase made under the portion of this Section 13.04(c) above shall become effective immediately after the open of business on the Ex-Dividend Date for such distribution. If such distribution is not so paid or made, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect if such distribution had not been declared. Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each Holder of a Note shall receive (without having to convert its Notes), in respect of each $1,000 principal amount thereof, at the same time and upon the same terms as holders of the Common Stock receive the Distributed Property, the amount and kind of Distributed Property such Holder would have received if such Holder owned a number of shares of Common Stock equal to the Conversion Rate in effect on the Ex-Dividend Date for the distribution. If the Company in good faith determines the “FMV” (as defined above) of any distribution for purposes of this Section 13.04(c) by reference to the actual or when-issued trading market for any securities, it shall in doing so consider the prices in such market over the same period used in computing the Last Reported Sale Prices of the Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Dividend Date for such distribution.

With respect to an adjustment pursuant to this Section 13.04(c) where there has been an Ex-Dividend Date for a dividend or other distribution on the Common Stock of shares of Capital Stock of any class or series, or similar equity interest, of or relating to a Subsidiary or other business unit of the Company, that are, or, when issued, will be, listed or admitted for trading on a U.S. national securities exchange (a “Spin-Off”), the Conversion Rate shall be increased based on the following formula:

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where,

CR0	=	the Conversion Rate in effect immediately prior to the end of the Valuation Period;

CR’	=	the Conversion Rate in effect immediately after the end of the Valuation Period;

FMV0	=	the average of the Last Reported Sale Prices of the Capital Stock or similar equity interest distributed to holders of the Common Stock applicable to one share of the Common Stock (determined by reference to the definition of Last Reported Sale Price as set forth in Section 1.01 as if references therein to Common Stock were to such Capital Stock or similar equity interest) over the first 10 consecutive Trading Day period after, and including, the Ex-Dividend Date of the Spin-Off (the “Valuation Period”); and

MP0	=	the average of the Last Reported Sale Prices of the Common Stock over the Valuation Period.

The increase in the Conversion Rate under the preceding paragraph shall occur at the close of business on the last Trading Day of the Valuation Period; provided that in respect of any conversion of Notes during the Valuation Period, references in the portion of this Section 13.04(c) related to Spin-Offs with respect to 10 Trading Days shall be deemed to be replaced with such lesser number of Trading Days as have elapsed between the Ex-Dividend Date of such Spin-Off and the Conversion Date in determining the Conversion Rate. If the Ex-Dividend Date of the Spin-Off is after the 10th Trading Day immediately preceding, and including, the end of any Observation Period in respect of a conversion of Notes, references in this Section 13.04(c) related to Spin-Offs to 10 Trading Days will be deemed to be replaced, solely in respect of that conversion of Notes, with such lesser number of Trading Days as have elapsed from, and including, the Ex-Dividend Date for the Spin-Off to, and including, the last Trading Day of such Observation Period. If such Spin-Off does not occur, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect if such Ex-Dividend Date for such Spin-Off had not occurred, effective as of the date on which the Board of Directors determines not to consummate such Spin-Off.

For purposes of this Section 13.04(c) (and subject in all respect to Section 13.11), rights, options or warrants distributed by the Company to all holders of the Common Stock entitling them to subscribe for or purchase shares of the Company’s Capital Stock, including Common Stock (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Trigger Event”): (i) are deemed to be transferred with such shares of the Common Stock; (ii) are not exercisable; and (iii) are also issued in respect of future issuances of the Common Stock, shall be deemed not to have been distributed for purposes of this Section 13.04(c) (and no adjustment to the Conversion Rate under this Section 13.04(c) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 13.04(c). If any such rights, options or warrants, including any such existing rights, options or warrants distributed prior to the date of this Indenture, are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of

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indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Ex-Dividend Date with respect to new rights, options or warrants with such rights (in which case the existing rights, options or warrants shall be deemed to terminate and expire on such date without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Trigger Event or other event (of the type described in the immediately preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 13.04(c) was made, (1) in the case of any such rights, options or warrants that shall all have been redeemed or purchased without exercise by any holders thereof, upon such final redemption or purchase (x) the Conversion Rate shall be readjusted as if such rights, options or warrants had not been issued and (y) the Conversion Rate shall then again be readjusted to give effect to such distribution, deemed distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or purchase price received by a holder or holders of Common Stock with respect to such rights, options or warrants (assuming such holder had retained such rights, options or warrants), made to all holders of Common Stock as of the date of such redemption or purchase, and (2) in the case of such rights, options or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights, options and warrants had not been issued.

For purposes of Section 13.04(a), Section 13.04(b) and this Section 13.04(c), and subject to Section 13.05, if any dividend or distribution to which this Section 13.04(c) is applicable also includes one or both of:

(A) a dividend or distribution of shares of Common Stock to which Section 13.04(a) is applicable (the “Clause A Distribution”); or

(B) a dividend or distribution of rights, options or warrants to which Section 13.04(b) is applicable (the “Clause B Distribution”),

then, in either case, (1) such dividend or distribution, other than the Clause A Distribution and the Clause B Distribution, shall be deemed to be a dividend or distribution to which this Section 13.04(c) is applicable (the “Clause C Distribution”) and any Conversion Rate adjustment required by this Section 13.04(c) with respect to such Clause C Distribution shall then be made, and (2) the Clause A Distribution and Clause B Distribution shall be deemed to immediately follow the Clause C Distribution and any Conversion Rate adjustment required by Section 13.04(a) and Section 13.04(b) with respect thereto shall then be made, except that, if determined by the Company (I) the “Ex-Dividend Date” of the Clause A Distribution and the Clause B Distribution shall be deemed to be the Ex-Dividend Date of the Clause C Distribution and (II) any shares of Common Stock included in the Clause A Distribution or Clause B Distribution shall be deemed not to be “outstanding immediately prior to the open of business on such Ex-Dividend Date or Effective Date” within the meaning of Section 13.04(a) or “outstanding immediately prior to the open of business on such Ex-Dividend Date” within the meaning of Section 13.04(b).

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(d) If any cash dividend or distribution is made to all or substantially all holders of the Common Stock the Conversion Rate shall be adjusted based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date for such dividend or distribution;

CR’	=	the Conversion Rate in effect immediately after the open of business on the Ex-Dividend Date for such dividend or distribution;

SP0	=	the Last Reported Sale Price of the Common Stock on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution; and

C	=	the amount in cash per share the Company pays or distributes to all or substantially all holders of the Common Stock.

Any increase pursuant to this Section 13.04(d) shall become effective immediately after the open of business on the Ex-Dividend Date for such dividend or distribution. If such dividend or distribution is not so paid or made, the Conversion Rate shall be decreased, effective as of the date the Board of Directors determines not to make or pay such dividend or distribution, to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared. Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each Holder of a Note shall receive (without having to convert its Notes), for each $1,000 principal amount of Notes it holds, at the same time and upon the same terms as holders of shares of the Common Stock, the amount of cash that such Holder would have received if such Holder owned a number of shares of Common Stock equal to the Conversion Rate on the Ex-Dividend Date for such cash dividend or distribution.

(e) If the Company or any of its Subsidiaries makes a payment in respect of a tender or exchange offer for the Common Stock that is subject to the then applicable tender offer rules under the Exchange Act (other than any odd lot tender offer), to the extent that the cash and value of any other consideration included in the payment per share of the Common Stock exceeds the average of the Last Reported Sale Prices of the Common Stock over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Conversion Rate shall be increased based on the following formula:

where,

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CR0	=	the Conversion Rate in effect immediately prior to the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

CR’	=	the Conversion Rate in effect immediately after the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

AC	=	the aggregate value of all cash and any other consideration (as determined by the Company in good faith) paid or payable for shares of Common Stock purchased in such tender or exchange offer;

OS0	=	the number of shares of Common Stock outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer);

OS’	=	the number of shares of Common Stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all shares of Common Stock accepted for purchase or exchange in such tender or exchange offer); and

SP’	=	the average of the Last Reported Sale Prices of the Common Stock over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires.

The adjustment to the Conversion Rate under this Section 13.04(e) shall occur at the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires; provided that in respect of any conversion of Notes within the 10 Trading Days immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires, references in this Section 13.04(e) with respect to 10 Trading Days shall be deemed replaced with such lesser number of Trading Days as have elapsed between the date that such tender or exchange offer expires and the Conversion Date in determining the Conversion Rate. In addition, if the Trading Day next succeeding the date such tender or exchange offer expires is after the 10th Trading Day immediately preceding, and including, the end of any Observation Period in respect of a conversion of Notes, references in this Section 13.04(e) to 10 Trading Days shall be deemed to be replaced, solely in respect of that conversion of Notes, with such lesser number of Trading Days as have elapsed from, and including, the Trading Day next succeeding the date such tender or exchange offer expires to, and including, the last Trading Day of such Observation Period. If the Company is obligated to purchase Common Stock pursuant to any such tender offer or exchange offer, but the Company is permanently prevented by applicable law from effecting any such purchases or all such purchases are rescinded, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such tender offer or exchange offer had not been made or had been made only in respect of the purchases that have been effected.

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(f) Notwithstanding this Section 13.04 or any other provision of this Indenture or the Notes, if a Conversion Rate adjustment becomes effective on any Ex-Dividend Date, and a Holder that has converted its Notes on or after such Ex-Dividend Date and on or prior to the related Record Date would be treated as the record holder of the shares of Common Stock as of the related Conversion Date as described under Section 13.02(i) based on an adjusted Conversion Rate for such Ex-Dividend Date, then, notwithstanding the Conversion Rate adjustment provisions in this Section 13.04, the Conversion Rate adjustment relating to such Ex-Dividend Date shall not be made for such converting Holder. Instead, such Holder shall be treated as if such Holder were the record owner of the shares of Common Stock on an unadjusted basis and participate in the related dividend, distribution or other event giving rise to such adjustment.

(g) Except as stated herein, the Company shall not adjust the Conversion Rate for the issuance of shares of the Common Stock or any securities convertible into or exchangeable for shares of the Common Stock or the right to purchase shares of the Common Stock or such convertible or exchangeable securities.

(h) In addition to those adjustments required by clauses (a), (b), (c), (d) and (e) of this Section 13.04, and to the extent permitted by applicable law and subject to the applicable rules of any exchange on which any of the Company’s securities are then listed, the Company from time to time may increase the Conversion Rate by any amount for a period of at least 20 Business Days if the Company determines that such increase would be in the Company’s best interest. In addition, to the extent permitted by applicable law and subject to the applicable rules of any exchange on which any of the Company’s securities are then listed, the Company may (but is not required to) increase the Conversion Rate to avoid or diminish any income tax to holders of Common Stock or rights to purchase Common Stock in connection with a dividend or distribution of shares of Common Stock (or rights to acquire shares of Common Stock) or similar event. Whenever the Conversion Rate is increased pursuant to either of the preceding two sentences, the Company shall deliver to the Holder of each Note at its last address appearing on the Note Register (with a copy to the Trustee and the Conversion Agent (if other than the Trustee)) a notice of the increase at least 15 days prior to the date the increased Conversion Rate takes effect, and such notice shall state the increased Conversion Rate and the period during which it will be in effect.

(i) Notwithstanding anything to the contrary in this Article 13, the Conversion Rate shall not be adjusted:

(i) upon the issuance of any shares of Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities and the investment of additional optional amounts in shares of Common Stock under any plan;

(ii) upon the issuance of any shares of Common Stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Company or any of the Company’s Subsidiaries;

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(iii) upon the issuance of any shares of the Common Stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in clause (ii) of this subsection and outstanding as of the date the Notes were first issued;

(iv) upon the repurchase of shares of Common Stock pursuant to an open-market share repurchase program or other buy-back transaction that is not a tender offer or exchange offer of the nature described in Section 13.04(e), including through any structured or derivative transaction such as accelerated share repurchase derivative or similar forward derivative;

(v) solely for a change in the par value (or change to no par value) of the Common Stock; or

(vi) for accrued and unpaid interest, if any.

(j) Notwithstanding anything to the contrary in this Indenture, the Company shall not be required to make an adjustment pursuant to clauses (a), (b), (c), (d) or (e) of this Section 13.04 unless such adjustment would result in a change of at least 1% of the Conversion Rate. However, the Company shall carry forward any adjustments that are less than 1% of the Conversion Rate and make such carried forward adjustments with respect to the Notes (1) when the cumulative net effect of all adjustments not yet made will result in a change of 1% to the Conversion Rate and (2) regardless of whether the adjustment (or such cumulative net effect) is less than 1% of the Conversion Rate (i) (x) on the Conversion Date for any Notes (in the case of Physical Settlement) and (y) on each Trading Day of any Observation Period (in the case of Cash Settlement or Combination Settlement), including the Observation Period under Section 13.02(a)(v) for an Investor Note; (ii) annually on the anniversary of the Issue Date of the Notes; and (iii) on the effective date of any Fundamental Change or Make-Whole Fundamental Change. All calculations and other determinations under this Article 13 shall be made by the Company and shall be made to the nearest one-ten thousandth (1/10,000) of a share.

(k) Whenever the Conversion Rate is adjusted as herein provided, the Company shall promptly file with the Trustee (and the Conversion Agent if not the Trustee) an Officer’s Certificate setting forth the Conversion Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Unless and until a Responsible Officer of the Trustee shall have received such Officer’s Certificate, the Trustee shall not be deemed to have knowledge of any adjustment of the Conversion Rate and may assume without inquiry that the last Conversion Rate of which it has knowledge is still in effect. Promptly after delivery of such certificate, the Company shall prepare a notice of such adjustment of the Conversion Rate setting forth the adjusted Conversion Rate and the date on which each adjustment becomes effective and shall deliver such notice of such adjustment of the Conversion Rate to each Holder at its last address appearing on the Note Register of this Indenture. Failure to deliver such notice shall not affect the legality or validity of any such adjustment.

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(l) For purposes of this Section 13.04, the number of shares of Common Stock at any time outstanding shall not include shares of Common Stock held in the treasury of the Company so long as the Company does not pay any dividend or make any distribution on shares of Common Stock held in the treasury of the Company, but shall include shares of Common Stock issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock.

Section 13.05. Adjustments of Prices. Whenever any provision of this Indenture requires the Company to calculate the Last Reported Sale Prices, the Daily VWAPs, the Daily Conversion Values or the Daily Settlement Amounts over a span of multiple days (including an Observation Period and, if applicable, the period for determining the Stock Price for purposes of a Make-Whole Fundamental Change), the Company in good faith shall make appropriate adjustments to each to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate where the Ex-Dividend Date, Effective Date or expiration date of the event occurs, at any time during the period when the Last Reported Sale Prices, the Daily VWAPs, the Daily Conversion Values or the Daily Settlement Amounts are to be calculated.

Section 13.06. Shares to Be Fully Paid. The Company shall provide, free from preemptive rights, out of its authorized but unissued shares or shares held in treasury, sufficient shares of Common Stock to provide for conversion of the Notes from time to time as such Notes are presented for conversion (assuming delivery of the maximum number of Additional Shares pursuant to Section 13.03 and that at the time of computation of such number of shares, all such Notes would be converted by a single Holder and that Physical Settlement is applicable).

Section 13.07. Effect of Recapitalizations, Reclassifications and Changes of the Common Stock.

(a) In the case of:

(i) any recapitalization, reclassification or change of the Common Stock (other than changes resulting from a subdivision or combination),

(ii) any consolidation, merger, combination or similar transaction involving the Company,

(iii) any sale, lease or other transfer to a third party of the consolidated assets of the Company and the Company’s Subsidiaries substantially as an entirety or

(iv) any statutory share exchange,

in each case, as a result of which holders of the Common Stock would be entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) (any such event, a “Merger Event”), then, at and after the effective time of such Merger Event, the right to convert each $1,000 principal amount of Notes shall be changed into a right to convert such principal amount of Notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of Common Stock equal to the Conversion Rate immediately prior to such Merger Event would have owned or been entitled to receive (the “Reference Property,” with each “unit of Reference Property” meaning the kind and amount of Reference Property that a holder of one share of Common Stock is entitled to receive) upon such Merger Event and, prior to or at the

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effective time of such Merger Event, the Company or the successor or purchasing Person, as the case may be, shall execute with the Trustee a supplemental indenture permitted under Section 10.01(j) providing for such change in the right to convert each $1,000 principal amount of Notes; provided, however, that at and after the effective time of the Merger Event (A) the Company or the successor or purchasing Person, as the case may be, shall continue to have the right to determine the form of consideration to be paid or delivered, as the case may be, upon conversion of Notes in accordance with Section 13.02 and (B) (I) any amount payable in cash upon conversion of the Notes in accordance with Section 13.02 shall continue to be payable in cash, (II) any shares of Common Stock that the Company would have been required to deliver upon conversion of the Notes in accordance with Section 13.02 shall instead be deliverable in the amount and type of Reference Property that a holder of that number of shares of Common Stock would have received in such Merger Event and (III) the Daily VWAP shall be calculated based on the value of a unit of Reference Property.

If the Merger Event causes the Common Stock to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), then (i) the Reference Property into which the Notes will be convertible shall be deemed to be the weighted average of the types and amounts of consideration actually received by the holders of Common Stock, and (ii) the unit of Reference Property for purposes of the immediately preceding paragraph shall refer to the consideration referred to in clause (i) attributable to one share of Common Stock. If the holders of the Common Stock receive only cash in such Merger Event, then for all conversions for which the relevant Conversion Date occurs after the effective date of such Merger Event (A) the consideration due upon conversion of each $1,000 principal amount of Notes shall be solely cash in an amount equal to the Conversion Rate in effect on the Conversion Date (as may be increased by any Additional Shares pursuant to Section 13.03), multiplied by the price paid per share of Common Stock in such Merger Event and (B) the Company shall satisfy the Conversion Obligation by paying cash to converting Holders on the fifth Business Day immediately following the relevant Conversion Date. The Company shall notify Holders, the Trustee and the Conversion Agent (if other than the Trustee) in writing of such weighted average as soon as practicable after such determination is made.

Such supplemental indenture described in the second immediately preceding paragraph shall provide for the Investor Note, and anti-dilution and other adjustments that shall be as nearly equivalent as is possible to the adjustments provided for in this Article 13. If, in the case of any Merger Event, the Reference Property includes shares of stock, securities or other property or assets (including cash or any combination thereof) of a Person other than the successor or purchasing corporation, as the case may be, in such Merger Event, then such supplemental indenture shall also be executed by such other Person and shall contain such additional provisions to protect the interests of the Holders of the Notes as the Company in good faith shall reasonably consider necessary by reason of the foregoing.

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(b) When the Company executes a supplemental indenture pursuant to subsection (a) of this Section 13.07, the Company shall promptly file with the Trustee an Officer’s Certificate briefly stating the reasons therefor, the kind or amount of cash, securities or property or asset that will comprise a unit of Reference Property after any such Merger Event, any adjustment to be made with respect thereto and that all conditions precedent have been complied with and shall promptly deliver or cause to be delivered notice thereof to all Holders. The Company shall cause notice of the execution of such supplemental indenture to be delivered to each Holder, as provided for in this Indenture, within 20 days after execution thereof. Failure to deliver such notice shall not affect the legality or validity of such supplemental indenture.

(c) The Company shall not become a party to any Merger Event unless its terms are consistent with this Section 13.07. None of the foregoing provisions shall affect the right of a Holder of Notes to convert its Notes into cash, shares of Common Stock or a combination of cash and shares of Common Stock, as applicable, as set forth in Section 13.01 and Section 13.02 prior to the effective date of such Merger Event.

(d) The above provisions of this Section shall similarly apply to successive Merger Events.

(e) Upon the consummation of any Merger Event, references to “Common Stock” shall be deemed to refer to any Reference Property that constitutes capital stock after giving effect to such Merger Event.

Section 13.08. Certain Covenants.

(a) The Company covenants that all shares of Common Stock issued upon conversion of Notes will be fully paid and non-assessable by the Company and free from all taxes, liens and charges with respect to the issue thereof.

(b) The Company covenants that, if any shares of Common Stock to be provided for the purpose of conversion of Notes hereunder require registration with or approval of any governmental authority under any federal or state law before such shares of Common Stock may be validly issued upon conversion, the Company will, to the extent then permitted by the rules and interpretations of the Commission, secure such registration or approval, as the case may be.

(c) The Company further covenants that if at any time the Common Stock shall be listed on any national securities exchange or automated quotation system the Company will list and keep listed, so long as the Common Stock shall be so listed on such exchange or automated quotation system, any Common Stock issuable upon conversion of the Notes.

Section 13.09. Responsibility of Trustee. The Trustee and any other Conversion Agent shall not at any time be under any duty or responsibility to any Holder to determine the Conversion Rate (or any adjustment thereto) or whether any facts exist that may require any adjustment (including any increase) of the Conversion Rate, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed, or herein or in any supplemental indenture provided to be employed, in making the same. The Trustee and any other Conversion Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any shares of Common Stock, or of any securities, property or cash that may at any time be issued or delivered upon the conversion of any Note; and the Trustee and any other Conversion Agent make no representations with respect thereto. Neither the Trustee nor any Conversion Agent shall be responsible for any failure of the

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Company to issue, transfer or deliver any shares of Common Stock or stock certificates or other securities or property or cash upon the surrender of any Note for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of the Company contained in this Article. Without limiting the generality of the foregoing, neither the Trustee nor any Conversion Agent shall be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture entered into pursuant to Section 13.07 relating either to the kind or amount of shares of stock or securities or property (including cash) receivable by Holders upon the conversion of their Notes after any event referred to in such Section 13.07 or to any adjustment to be made with respect thereto, but, subject to the provisions of Section 7.01, may accept (without any independent investigation) as conclusive evidence of the correctness of any such provisions, and shall be protected in conclusively relying upon, the Officer’s Certificate and Opinion of Counsel (which the Company shall be obligated to file with the Trustee prior to the execution of any such supplemental indenture) with respect thereto.

Section 13.10. Notice to Holders Prior to Certain Actions. In case of any:

(a) action by the Company or one of its Subsidiaries that would require an adjustment in the Conversion Rate pursuant to Section 13.04 or Section 13.11;

(b) Merger Event (other than any Merger Event pursuant to which notice is provided pursuant to Section 14.01); or

(c) voluntary or involuntary dissolution, liquidation or winding-up of the Company or any of its Subsidiaries;

then, in each case (unless notice of such event is otherwise required pursuant to another provision of this Indenture), the Company shall cause to be filed with the Trustee and the Conversion Agent (if other than the Trustee) and to be delivered to each Holder as provided in this Indenture, as promptly as possible but in any event at least 10 days prior to the applicable date hereinafter specified, a notice stating (i) the date on which a record is to be taken for the purpose of such action by the Company or one of its Subsidiaries or, if a record is not to be taken, the date as of which the holders of Common Stock of record are to be determined for the purposes of such action by the Company or one of its Subsidiaries, or (ii) the date on which such Merger Event, dissolution, liquidation or winding-up is expected to become effective or occur, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their Common Stock for securities or other property deliverable upon such Merger Event, dissolution, liquidation or winding-up. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such action by the Company or one of its Subsidiaries, Merger Event, dissolution, liquidation or winding-up. For the avoidance of doubt, no failure to comply with this Section 13.10 shall be an Event of Default unless the 60-day period provided for in Section 6.01(f) has run and such Event of Default shall not have been cured prior to the expiration of such 60-day period.

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Section 13.11. Stockholder Rights Plans. To the extent the Company has a stockholder rights plan in effect upon conversion of the Notes, each share of Common Stock, if any, issued upon such conversion shall be entitled to receive the appropriate number of rights, if any, and the certificates representing the Common Stock issued upon such conversion shall bear such legends, if any, in each case as may be provided by the terms of any such stockholder rights plan, as the same may be amended from time to time. However, if, prior to any conversion of Notes, the rights have separated from the shares of Common Stock in accordance with the provisions of the applicable stockholder rights plan so that the Holders would not be entitled to receive any rights in respect of Common Stock, if any, issuable upon conversion of the Notes, the Conversion Rate shall be adjusted at the time of separation as if the Company distributed to all or substantially all holders of the Common Stock Distributed Property as provided in Section 13.04(c), subject to readjustment in the event of the expiration, termination or redemption of such rights.

Section 13.12. Exchange in Lieu of Conversion.

(a) When a Holder surrenders its Notes for conversion, the Company may, at its election, direct the Conversion Agent to surrender, on or prior to the Business Day following the relevant Conversion Date, such Notes to a financial institution designated by the Company (the “Designated Institution”) for exchange in lieu of conversion. In order to accept any Notes surrendered for conversion for exchange in lieu of conversion, the Designated Institution must agree to timely deliver, in exchange for such Notes, the cash, shares of Common Stock or combination of cash and shares of Common Stock, at the Company’s election, that would otherwise be due upon conversion as described in Section 13.02 above and in respect of which the Company has notified converting Holders. If the Company makes the election described above, the Company shall, by the close of business on the Business Day following the relevant Conversion Date, notify the Holder surrendering Notes for conversion, the Trustee and the Conversion Agent (if other than the Trustee) that it has made such election. In addition, the Company shall concurrently notify the Designated Institution of the relevant deadline for delivery of the consideration due upon conversion. Any Notes exchanged by the Designated Institution will remain outstanding.

(b) Any Notes delivered to the Designated Financial Institution(s) shall remain outstanding, subject to the applicable procedures of the Depositary. If the Designated Institution agrees to accept any Notes for exchange but does not timely deliver the related consideration due upon conversion to the Conversion Agent, or if the Designated Institution does not accept such Notes for exchange, the Company shall, within the time period specified in Section 13.02(c), convert such Notes into cash, shares of Common Stock or combination of cash and shares of Common Stock, at the Company’s election, in accordance with the provisions of Section 13.02.

(c) For the avoidance of doubt, in no event will the Company’s designation of a Designated Institution pursuant to this Section 13.12 require the Designated Institution to accept any Notes for exchange.

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ARTICLE 14

REPURCHASE OF NOTES AT OPTION OF HOLDERS

Section 14.01. Repurchase at Option of Holders Upon a Fundamental Change.

(a) If a Fundamental Change occurs at any time prior to the Maturity Date, each Holder shall have the right, at such Holder’s option, to require the Company to repurchase for cash all of such Holder’s Notes, or any portion thereof that is equal to $1,000 or an integral multiple of $1,000, on the date (the “Fundamental Change Repurchase Date”) specified by the Company that is not less than 20 or more than 35 days following the date of the Fundamental Change Company Notice at a repurchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the Fundamental Change Repurchase Date (the “Fundamental Change Repurchase Price”), unless the Fundamental Change Repurchase Date falls after a Regular Record Date but on or prior to the Interest Payment Date to which such Regular Record Date relates, in which case the Company shall instead pay the full amount of accrued and unpaid interest to Holders of record as of such Regular Record Date, and the Fundamental Change Repurchase Price shall be equal to 100% of the principal amount of Notes to be repurchased pursuant to this Article 14.

(b) Repurchases of Notes under this Section 14.01 shall be made, at the option of the Holder thereof, upon:

(i) delivery to the Paying Agent by a Holder of a duly completed notice (the “Fundamental Change Repurchase Notice”) in the form set forth in Attachment 2 to the Form of Note attached hereto as Exhibit A, if the Notes are Physical Notes, or in compliance with the Depositary’s applicable procedures for surrendering interests in Global Notes, if the Notes are Global Notes, in each case on or before the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date; and

(ii) delivery of the Notes, if the Notes are Physical Notes, to the Paying Agent at any time after delivery of the Fundamental Change Repurchase Notice (together with all necessary endorsements for transfer) at the Corporate Trust Office of the Paying Agent, or book-entry transfer of the Notes, if the Notes are Global Notes, in compliance with the applicable procedures of the Depositary, in each case such delivery being a condition to receipt by the Holder of the Fundamental Change Repurchase Price therefor.

The Fundamental Change Repurchase Notice in respect of any Notes to be repurchased shall state:

(i) in the case of Physical Notes, the certificate numbers of the Notes to be delivered for repurchase;

(ii) the portion of the principal amount of Notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

(iii) that the Notes are to be repurchased by the Company pursuant to the applicable provisions of the Notes and this Indenture;

provided, however, that if the Notes are Global Notes, the Fundamental Change Repurchase Notice must comply with appropriate Depositary procedures.

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Notwithstanding anything herein to the contrary, any Holder delivering to the Paying Agent the Fundamental Change Repurchase Notice contemplated by this Section 14.01 shall have the right to withdraw, in whole or in part, such Fundamental Change Repurchase Notice at any time prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date by delivery of a written notice of withdrawal to the Paying Agent in accordance with Section 14.02, in the case of Physical Notes, or through the applicable procedures of the Depositary, in the case of Global Notes.

The Paying Agent shall promptly notify the Company of the receipt by it of any Fundamental Change Repurchase Notice or written notice of withdrawal thereof.

(c) On or before the 20th Business Day after the occurrence of the effective date of a Fundamental Change, the Company shall provide to all Holders of Notes and the Trustee and the Paying Agent (in the case of a Paying Agent other than the Trustee) a notice (the “Fundamental Change Company Notice”) of the occurrence of the effective date of a Fundamental Change and of the repurchase right at the option of the Holders arising as a result thereof. In the case of Physical Notes, such notice shall be by first class mail or, in the case of Global Notes, such notice shall be delivered in accordance with the applicable procedures of the Depositary. Simultaneously with providing such notice, the Company shall publish such information on the Company’s website or through such other public medium as the Company may use at that time. Each Fundamental Change Company Notice shall specify:

(i) the events causing the Fundamental Change;

(ii) the effective date of the Fundamental Change;

(iii) the last date on which a Holder may exercise the repurchase right pursuant to this Article 14;

(iv) the Fundamental Change Repurchase Price;

(v) the Fundamental Change Repurchase Date;

(vi) the name and address of the Paying Agent and the Conversion Agent, if applicable;

(vii) if applicable, the Conversion Rate and any adjustments to the Conversion Rate as a result of the Fundamental Change (or related Make-Whole Fundamental Change);

(viii) that the Notes with respect to which a Fundamental Change Repurchase Notice has been delivered by a Holder may be converted only if the Holder withdraws the Fundamental Change Repurchase Notice in accordance with the terms of this Indenture; and

(ix) the procedures that Holders must follow to require the Company to repurchase their Notes.

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No failure of the Company to give the foregoing notices and no defect therein shall limit the Holders’ repurchase rights or affect the validity of the proceedings for the repurchase of the Notes pursuant to this Section 14.01.

At the Company’s written request given at least two (2) Business Days before such notice is to be sent (or such shorter period as shall be acceptable to the Trustee), the Trustee shall give such notice in the Company’s name and at the Company’s expense; provided, however, that, in all cases, the text of such Fundamental Change Company Notice shall be prepared by the Company.

(d) Notwithstanding the foregoing, no Notes may be repurchased by the Company on any date at the option of the Holders upon a Fundamental Change if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date (except in the case of an acceleration resulting from a Default by the Company in the payment of the Fundamental Change Repurchase Price with respect to such Notes). The Paying Agent will promptly return to the respective Holders thereof any Physical Notes held by it during the acceleration of the Notes (except in the case of an acceleration resulting from a Default by the Company in the payment of the Fundamental Change Repurchase Price with respect to such Notes), or any instructions for book-entry transfer of the Notes in compliance with the applicable procedures of the Depositary shall be deemed to have been canceled, and, upon such return or cancellation, as the case may be, the Fundamental Change Repurchase Notice with respect thereto shall be deemed to have been withdrawn.

(e) Notwithstanding anything to the contrary in this Section 14.01, the Company shall not be required to send a Fundamental Change Company Notice, or offer to repurchase or repurchase any Notes, as set forth in this Article 14, in connection with a Fundamental Change occurring pursuant to clause (b)(A) or (B) (or pursuant to clause (a) that also constitutes a Fundamental Change occurring pursuant to clause (b)(A) or (B)) of the definition thereof, if: (i) such Fundamental Change constitutes a Merger Event whose Reference Property consists entirely of cash in U.S. dollars; (ii) immediately after such Fundamental Change, the Notes become convertible (pursuant to Section 13.07 and, if applicable, Section 13.03) into consideration that consists solely of U.S. dollars in an amount per $1,000 principal amount of Notes that equals or exceeds the Fundamental Change Repurchase Price per $1,000 principal amount of Notes (calculated assuming that the same includes the maximum amount of accrued but unpaid interest payable as part of the Fundamental Change Repurchase Price for such Fundamental Change); and (iii) the Company timely sends the notice relating to such Fundamental Change required pursuant to Section 14.01(c). Any Fundamental Change with respect to which, in accordance with the provisions described in this Section 14.01(e), the Company is not required to offer to repurchase any Notes is referred to herein as an “Exempted Fundamental Change.”

(f) Additionally, the Company shall not be required to repurchase, or make an offer to repurchase Notes upon the occurrence of a Fundamental Change otherwise required under this Section 14.01 if a third party makes an offer to purchase Notes in a manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to such an offer by the Company and such third party purchases all Notes properly tendered and not validly withdrawn under such offer to purchase.

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Section 14.02. Withdrawal of Fundamental Change Repurchase Notice.

(a) A Fundamental Change Repurchase Notice may be withdrawn (in whole or in part) by means of a written notice of withdrawal delivered to the Paying Agent in accordance with this Section 14.02 at any time prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date, specifying:

(i) the aggregate principal amount of the Notes with respect to which such notice of withdrawal is being submitted, which must be $1,000 or an integral multiple thereof,

(ii) if Physical Notes have been issued, the certificate number of the Note in respect of which such notice of withdrawal is being submitted, and

(iii) the aggregate principal amount, if any, of such Note that remains subject to the original Fundamental Change Repurchase Notice, which portion must be in principal amounts of $1,000 or an integral multiple of $1,000;

provided, however, that if the Notes are Global Notes, the notice must comply with appropriate procedures of the Depositary.

Section 14.03. Deposit of Fundamental Change Repurchase Price.

(a) The Company will deposit with the Trustee (or other Paying Agent appointed by the Company, or if the Company is acting as its own Paying Agent, set aside, segregate and hold in trust as provided in Section 4.04) on or prior to 11:00 a.m., New York City time, on the Fundamental Change Repurchase Date an amount of money sufficient to repurchase all of the Notes to be repurchased at the appropriate Fundamental Change Repurchase Price. Subject to receipt of funds and/or Notes by the Trustee (or other Paying Agent appointed by the Company), payment for Notes surrendered for repurchase (and not withdrawn prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date) will be made on the later of (i) the Fundamental Change Repurchase Date (provided the Holder has satisfied the conditions in Section 14.01) and (ii) the time of book-entry transfer or the delivery of such Note to the Trustee (or other Paying Agent appointed by the Company) by the Holder thereof in the manner required by Section 14.01 by mailing checks for the amount payable to the Holders of such Notes entitled thereto as they shall appear in the Note Register; provided, however, that payments to the Depositary shall be made by wire transfer of immediately available funds to the account of the Depositary or its nominee. The Trustee shall, promptly after such payment and upon written demand by the Company, return to the Company any funds in excess of the Fundamental Change Repurchase Price.

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(b) If by 11:00 a.m. New York City time, on the Fundamental Change Repurchase Date, the Trustee (or other Paying Agent appointed by the Company) holds money sufficient to make payment on all the Notes or portions thereof that are to be repurchased on such Fundamental Change Repurchase Date, then, with respect to the Notes that have been properly surrendered for repurchase and have not been validly withdrawn in accordance with the provisions of this Indenture, (i) such Notes will cease to be outstanding, (ii) interest will cease to accrue on such Notes (whether or not book-entry transfer of the Notes has been made or the Notes have been delivered to the Trustee or Paying Agent) and (iii) all other rights of the Holders of such Notes will terminate (other than (x) the right to receive the Fundamental Change Repurchase Price and (y) if the Fundamental Change Repurchase Date falls after a Regular Record Date but on or prior to the Interest Payment Date to which such Regular Record Date relates, the right of the Holder of record on such Regular Record Date to receive the related interest payment).

(c) Upon surrender of a Note that is to be repurchased in part pursuant to Section 14.01, the Company shall execute and the Trustee shall authenticate and deliver to the Holder a new Note in an authorized denomination equal in principal amount to the unrepurchased portion of the Note surrendered.

Section 14.04. Covenant to Comply with Applicable Laws Upon Repurchase of Notes. In connection with any repurchase offer upon a Fundamental Change pursuant to this Article 14, the Company will, if required:

(a) comply with the tender offer rules under the Exchange Act;

(b) file a Schedule TO or any other required schedule under the Exchange Act; and

(c) otherwise comply in all material respects with all federal and state securities laws in connection with any offer by the Company to repurchase the Notes;

in each case, so as to permit the rights and obligations under this Article 14 to be exercised in the time and in the manner specified in this Article 14.

To the extent that the provisions of any securities laws or regulations enacted or adopted after the date of this Indenture conflict with the provisions of this Indenture relating to the Company’s obligations to repurchase the Notes upon a Fundamental Change, the Company shall comply with such securities laws and regulations and shall not be deemed to have breached its obligations under such provisions of this Indenture by virtue of such conflict.

ARTICLE 15

[INTENTIONALLY OMITTED]

ARTICLE 16

MISCELLANEOUS PROVISIONS

Section 16.01. Provisions Binding on Company’s Successors. All the covenants, stipulations, promises and agreements of the Company contained in this Indenture shall bind its successors and assigns whether so expressed or not.

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Section 16.02. Official Acts by Successor Corporation. Any act or proceeding by any provision of this Indenture authorized or required to be done or performed by any board, committee or Officer of the Company shall and may be done and performed with like force and effect by the like board, committee or officer of any corporation or other entity that shall at the time be the lawful sole successor of the Company.

Section 16.03. Addresses for Notices, Etc. Any notice or demand that by any provision of this Indenture is required or permitted to be given or served by the Trustee or by the Holders on the Company shall be deemed to have been sufficiently given or made, for all purposes if given or served by guaranteed overnight courier or by being deposited postage prepaid by registered or certified mail in a post office letter box addressed (until another address is filed by the Company with the Trustee) to Unity Software Inc., 30 3rd Street, San Francisco, CA 94103-3104, Attention: Nora Go, Assistant Corporate Secretary. Any notice, direction, request or demand hereunder to or upon the Trustee (in any capacity hereunder) shall be deemed to have been sufficiently given or made upon receipt by the Trustee.

The Trustee, by notice to the Company, may designate additional or different addresses for subsequent notices or communications.

Any notice or communication mailed to a Holder shall be mailed to it by first class mail, postage prepaid, at its address as it appears on the Note Register and shall be sufficiently given to it if so mailed within the time prescribed; provided that, notwithstanding anything to the contrary herein, notices given to Holders of Global Notes may be given electronically through the facilities of the Depositary in accordance with the Depositary’s applicable procedures.

Failure to mail or deliver a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed or delivered, as the case may be, in the manner provided above, it is duly given, whether or not the addressee receives it.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice to Holders by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

The Trustee may accept instructions or directions pursuant to this Indenture sent by unsecured e-mail, pdf, facsimile transmission or other similar unsecured electronic methods, provided, however, that the Trustee shall have received an incumbency certificate listing persons designated to give such instructions or directions and containing specimen signatures of such designated persons, which such incumbency certificate shall be amended and replaced whenever a person is to be added or deleted from the listing. If the Company elects to give the Trustee e-mail or facsimile instructions (or instructions by a similar electronic method) and the Trustee in its discretion elects to act upon such instructions, the Trustee’s understanding of such instructions shall be deemed controlling. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such instructions notwithstanding such instructions conflict or are inconsistent with a subsequent written instruction. The Company agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk or interception and misuse by third parties.

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Section 16.04. Governing Law; Jurisdiction. THIS INDENTURE AND EACH NOTE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS INDENTURE AND EACH NOTE, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

The Company irrevocably consents and agrees, for the benefit of the Holders from time to time of the Notes and the Trustee, that any legal action, suit or proceeding against it with respect to obligations, liabilities or any other matter arising out of or in connection with this Indenture or the Notes may be brought in the courts of the State of New York or the courts of the United States, in each case located in the Borough of Manhattan, New York City, New York and, until amounts due and to become due in respect of the Notes have been paid, hereby irrevocably consents and submits to the non-exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any action, suit or proceeding for itself in respect of its properties, assets and revenues.

The Company irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Indenture brought in the courts of the State of New York or the courts of the United States, in each case located in the Borough of Manhattan, New York City, New York and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 16.05. Evidence of Compliance with Conditions Precedent; Certificates and Opinions of Counsel to Trustee. Upon any application or demand by the Company to the Trustee to take any action under any of the provisions of this Indenture, the Company shall furnish to the Trustee an Officer’s Certificate and Opinion of Counsel stating that such action is permitted by the terms of this Indenture.

Each Officer’s Certificate and Opinion of Counsel provided for, by or on behalf of the Company in this Indenture and delivered to the Trustee with respect to compliance with this Indenture (other than the Officer’s Certificates provided for in Section 4.08) shall include:

(a) a statement that the person signing such certificate is familiar with the requested action and this Indenture;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statement contained in such certificate is based;

(c) a statement that, in the judgment of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed judgment as to whether or not such action is permitted by this Indenture; and

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(d) a statement as to whether or not, in the judgment of such person, such action is permitted by this Indenture and that all conditions precedent thereto have been complied with.

Section 16.06. Legal Holidays. In any case where any Interest Payment Date, Fundamental Change Repurchase Date or Maturity Date is not a Business Day or is a day on which financial institutions located in the state in which the Corporate Trust Office is located are authorized or required by law or executive order to close or be closed, then any action to be taken on such date need not be taken on such date, but may be taken on the next succeeding Business Day that is not a day on which financial institutions located in the state in which the Corporate Trust Office is located are authorized or required by law or executive order to close or be closed with the same force and effect as if taken on such date, and no interest shall accrue in respect of the delay.

Section 16.07. No Security Interest Created. Nothing in this Indenture or in the Notes, expressed or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation, as now or hereafter enacted and in effect, in any jurisdiction.

Section 16.08. Benefits of Indenture. Nothing in this Indenture or in the Notes, expressed or implied, shall give to any Person, other than the Holders, the parties hereto, any Paying Agent, any Conversion Agent, any authenticating agent, any Note Registrar and their successors hereunder, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 16.09. Table of Contents, Headings, Etc.. The table of contents and the titles and headings of the articles and sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 16.10. Authenticating Agent. The Trustee may appoint an authenticating agent that shall be authorized to act on its behalf and subject to its direction in the authentication and delivery of Notes in connection with the original issuance thereof and transfers and exchanges of Notes hereunder, including under Section 2.04, Section 2.05, Section 2.06, Section 2.07, Section 10.04 and Section 14.03 as fully to all intents and purposes as though the authenticating agent had been expressly authorized by this Indenture and those Sections to authenticate and deliver Notes. For all purposes of this Indenture, the authentication and delivery of Notes by the authenticating agent shall be deemed to be authentication and delivery of such Notes “by the Trustee” and a certificate of authentication executed on behalf of the Trustee by an authenticating agent shall be deemed to satisfy any requirement hereunder or in the Notes for the Trustee’s certificate of authentication. Such authenticating agent shall at all times be a Person eligible to serve as trustee hereunder pursuant to Section 7.08.

Any corporation or other entity into which any authenticating agent may be merged or converted or with which it may be consolidated, or any corporation or other entity resulting from any merger, consolidation or conversion to which any authenticating agent shall be a party, or any corporation or other entity succeeding to the corporate trust business of any authenticating agent, shall be the successor of the authenticating agent hereunder, if such successor corporation or other entity is otherwise eligible under this Section 16.10, without the execution or filing of any paper or any further act on the part of the parties hereto or the authenticating agent or such successor corporation or other entity.

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Any authenticating agent may at any time resign by giving written notice of resignation to the Trustee and to the Company. The Trustee may at any time terminate the agency of any authenticating agent by giving written notice of termination to such authenticating agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time any authenticating agent shall cease to be eligible under this Section, the Trustee may appoint a successor authenticating agent (which may be the Trustee), shall give written notice of such appointment to the Company and shall deliver notice of such appointment to all Holders in accordance with this Indenture.

The Company agrees to pay to the authenticating agent from time to time reasonable compensation for its services although the Company may terminate the authenticating agent, if it determines such agent’s fees to be unreasonable.

The provisions of Section 7.02, Section 7.03, Section 7.04, Section 8.03 and this Section 16.10 shall be applicable to any authenticating agent.

If an authenticating agent is appointed pursuant to this Section 16.10, the Notes may have endorsed thereon, in addition to the Trustee’s certificate of authentication, an alternative certificate of authentication in the following form:

__________________________, as Authenticating Agent, certifies that this is one of the Notes described in the within-named Indenture.

By: ____________________
Authorized signatory

Section 16.11. Execution in Counterparts. This Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Indenture and of signature pages by facsimile, PDF or other electronic transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile , PDF or other electronic transmission shall constitute effective execution and delivery of this Indenture as to the other parties hereto and shall be deemed to be their original signatures for all purposes.

Section 16.12. Severability. In the event any provision of this Indenture or in the Notes shall be invalid, illegal or unenforceable, then (to the extent permitted by law) the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired.

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Section 16.13. Waiver of Jury Trial. EACH OF THE COMPANY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 16.14. Force Majeure. In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, pandemics, epidemics, quarantine restrictions recognized public emergencies, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts that are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 16.15. Calculations. The Company shall be responsible for making all calculations called for under the Notes. These calculations include, but are not limited to, determinations of the Last Reported Sale Prices of the Common Stock, the Daily VWAPs, the Daily Conversion Values, the Daily Settlement Amounts, accrued interest payable on the Notes, any Additional Interest payable and the Conversion Rate of the Notes. The Company shall make all these calculations in good faith and, absent manifest error, the Company’s calculations shall be final and binding on Holders of Notes. The Company shall provide a schedule of its calculations to each of the Trustee, the Paying Agent (if other than the Company) and the Conversion Agent (if other than the Trustee), and each of the Trustee, the Paying Agent and the Conversion Agent is entitled to rely conclusively upon the accuracy of the Company’s calculations without independent verification. The Trustee will forward the Company’s calculations to any Holder of Notes upon the written request of that Holder at the sole cost and expense of the Company.

Section 16.16. U.S.A. Patriot Act. The parties hereto acknowledge that in accordance with Section 326 of the U.S.A. Patriot Act, the Trustee (in all of its capacities), like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The parties to this Indenture agree that they will provide the Trustee with such information as it may request in order for the Trustee to satisfy the requirements of the U.S.A. Patriot Act.

Section 16.17. Electronic Signatures. All notices, approvals, consents, requests and any communications hereunder must be in writing (provided that any communication sent to the Trustee hereunder must be in the form of a document that is signed manually or by way of a digital signature provided by DocuSign (or such other digital signature provider as specified in writing to Trustee by the authorized representative), in English). The Company agrees to assume all risks arising out of the use of using digital signatures and electronic methods to submit communications to Trustee, including without limitation the risk of Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties. Subject to the proviso in the first sentence of this Section 16.17, the words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Indenture or any document to be signed

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in connection with this Indenture shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

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IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the date first written above.

UNITY SOFTWARE INC.

By:
Name:
Title:

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, as Trustee

By:
Name:
Title:

[Signature Page – Indenture]

EXHIBIT A

[FORM OF FACE OF NOTE]

[INCLUDE FOLLOWING LEGEND IF A GLOBAL NOTE]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREUNDER IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

[INCLUDE FOLLOWING LEGEND IF A RESTRICTED SECURITY]

[THIS SECURITY AND THE COMMON STOCK, IF ANY, ISSUABLE UPON CONVERSION OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

(1) REPRESENTS THAT IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT, AND

(2) AGREES FOR THE BENEFIT OF UNITY SOFTWARE INC. (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE HEREOF OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THERETO AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

A-1

(B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME OR BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, OR

(C) TO A PERSON IT REASONABLY BELIEVES TO BE A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, OR

(D) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH CLAUSE (2)(D) ABOVE, THE COMPANY AND THE TRUSTEE RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.]

[THIS SECURITY IS AN INVESTOR NOTE WITHIN THE MEANING OF THE INDENTURE]

A-2

Unity Software Inc.

2.0% Convertible Senior Note due 2027

No. RA-[ ]	Initially $[_____]

CUSIP No. [__________]

ISIN No. [_____________]

Unity Software Inc., a corporation duly organized and validly existing under the laws of the State of Delaware (the “Company,” which term includes any successor corporation or other entity under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to CEDE & CO., or registered assigns, the principal sum as set forth in the “Schedule of Exchanges of Notes” attached hereto, which amount, taken together with the principal amounts of all other outstanding Notes, shall not, unless permitted by the Indenture, exceed $1,000,000,000 in aggregate at any time, in accordance with the rules and applicable procedures of the Depositary, on [•], 2027 and interest thereon as set forth below.

This Note shall bear interest at the rate of 2.0% per year from [•], 2022, or from the most recent date to which interest has been paid or provided for to, but excluding, the next scheduled Interest Payment Date until [•], 2027. Accrued interest on this Note shall be computed on the basis of a 360-day year composed of twelve 30-day months and, for partial months, on the basis of actual days elapsed over a 30-day month. Interest is payable semi-annually in arrears on each [•] and [•], commencing on [•], to Holders of record at the close of business on the preceding [•] and [•] (whether or not such day is a Business Day), respectively. Additional Interest will be payable as set forth in Section 6.03 of the within-mentioned Indenture, and any reference to interest on, or in respect of, any Note therein shall be deemed to include Additional Interest if, in such context, Additional Interest is, was or would be payable pursuant to Section 6.03, and any express mention of the payment of Additional Interest in any provision therein shall not be construed as excluding Additional Interest in those provisions thereof where such express mention is not made.

Any Defaulted Amounts shall accrue interest per annum at the rate borne by the Notes, from, and including, the relevant payment date to, but excluding, the date on which such Defaulted Amounts shall have been paid by the Company, at its election, in accordance with Section 2.03(c) of the Indenture.

The Company shall pay the principal of and interest on this Note, if and so long as such Note is a Global Note, in immediately available funds in lawful money of the United States at the time to the Depositary or its nominee, as the case may be, as the registered Holder of such Note. As provided in and subject to the provisions of the Indenture, the Company shall pay the principal of any Notes (other than Notes that are Global Notes) at the office or agency designated by the Company for that purpose. The Company has initially designated the Trustee as its Paying Agent and Note Registrar in respect of the Notes and its Corporate Trust Office, as a place where Notes may be presented for payment or for registration of transfer and exchange.

A-3

Reference is made to the further provisions of this Note set forth on the reverse hereof, including, without limitation, provisions giving the Holder of this Note the right to convert this Note into cash, shares of Common Stock or a combination of cash and shares of Common Stock, as applicable, on the terms and subject to the limitations set forth in the Indenture. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note, and any claim, controversy or dispute arising under or related to this Note, shall be construed in accordance with and governed by the laws of the State of New York.

In the case of any conflict between this Note and the Indenture, the provisions of the Indenture shall control and govern.

This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed by the Trustee or a duly authorized authenticating agent under the Indenture.

[Remainder of page intentionally left blank]

A-4

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed.

UNITY SOFTWARE INC.

By:
Name:
Title:

Dated:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION

as Trustee, certifies that this is one of the Notes described in the within-named Indenture.

By:_______________________________

Authorized Signatory

[FORM OF REVERSE OF NOTE]

Unity Software Inc.

2.0% Convertible Senior Note due 2027

This Note is one of a duly authorized issue of Notes of the Company, designated as its 2.0% Convertible Senior Notes due 2027 (the “Notes”), initially limited to the aggregate principal amount of $1,000,000,000 all issued or to be issued under and pursuant to an Indenture dated as of [•], 2022 (as amended or supplemented from time to time in accordance with its terms, the “Indenture”), between the Company and U.S. Bank Trust Company, National Association (the “Trustee”), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the Holders of the Notes. Capitalized terms used in this Note and not defined in this Note shall have the respective meanings set forth in the Indenture.

In case certain Events of Default shall have occurred and be continuing, the principal of, and interest on, all Notes may be declared, by either the Trustee or Holders of at least 25% in aggregate principal amount of Notes then outstanding, and upon said declaration shall become, due and payable, in the manner, with the effect and subject to the conditions and certain exceptions set forth in the Indenture.

Subject to the terms and conditions of the Indenture, the Company will make all payments and deliveries in respect of the Fundamental Change Repurchase Price on the Fundamental Change Repurchase Date and the principal amount on the Maturity Date, as the case may be, to the Holder who surrenders a Note to a Paying Agent to collect such payments in respect of the Note. The Company will pay cash amounts in money of the United States that at the time of payment is legal tender for payment of public and private debts.

The Indenture contains provisions permitting the Company and the Trustee in certain circumstances, without the consent of the Holders of the Notes, and in certain other circumstances, with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, evidenced as in the Indenture provided, to execute supplemental indentures modifying the terms of the Indenture and the Notes as described therein. It is also provided in the Indenture that, subject to certain exceptions, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding may on behalf of the Holders of all of the Notes waive any past Default or Event of Default under the Indenture and its consequences.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay or deliver, as the case may be, the principal (including the Fundamental Change Repurchase Price, if applicable) of, accrued and unpaid interest on, and the consideration due upon conversion of, this Note at the place, at the respective times, at the rate and in the lawful money herein prescribed.

The Notes are issuable in registered form without coupons in denominations of $1,000 principal amount and integral multiples thereof. At the office or agency of the Company referred to on the face hereof, and in the manner and subject to the limitations provided in the Indenture, Notes may be exchanged for a like aggregate principal amount of Notes of other authorized denominations, without payment of any service charge but, if required by the Company or Trustee, with payment of a sum sufficient to cover any transfer or similar tax that may be imposed in connection therewith as a result of the name of the Holder of the new Notes issued upon such exchange of Notes being different from the name of the Holder of the old Notes surrendered for such exchange.

No redemption or sinking fund is provided for the Notes.

Upon the occurrence of a Fundamental Change (other than an Exempted Fundamental Change) prior to the Maturity Date, the Holder has the right, at such Holder’s option exercised in the manner specified in the Indenture, to require the Company to repurchase for cash all of such Holder’s Notes or any portion thereof (in principal amounts of $1,000 or integral multiples thereof) on the Fundamental Change Repurchase Date at a price equal to the Fundamental Change Repurchase Price.

Subject to the provisions of the Indenture, the Holder hereof has the right, at its option, prior to the close of business on the Scheduled Trading Day immediately preceding the Maturity Date, to convert any Notes or portion thereof that is $1,000 or an integral multiple thereof, into, at the Company’s election, cash, shares of Common Stock or a combination of cash and shares of Common Stock, as applicable, as set forth in the Indenture at the Conversion Rate specified in the Indenture and as adjusted from time to time as provided in the Indenture.

ABBREVIATIONS

The following abbreviations, when used in the inscription of the face of this Note, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM = as tenants in common

UNIF GIFT MIN ACT = Uniform Gifts to Minors Act

CUST = Custodian

TEN ENT = as tenants by the entireties

JT TEN = joint tenants with right of survivorship and not as tenants in common

Additional abbreviations may also be used though not in the above list.

SCHEDULE A

SCHEDULE OF EXCHANGES OF NOTES

Unity Software Inc.

2.0% Convertible Senior Notes due 2027

The initial principal amount of this Global Note is [_____________________] DOLLARS ($[_______]). The following increases or decreases in this Global Note have been made:

Date of exchange	Amount of decrease in principal amount of this Global Note	Amount of increase in principal amount of this Global Note	Principal amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Custodian

ATTACHMENT 1

[FORM OF NOTICE OF CONVERSION]

To: Unity Software Inc.

To: U.S. Bank Trust Company, National Association

100 Wall Street, Suite 600

New York, New York 10005

Attention: J. Hall (Unity Software Inc.)

The undersigned registered owner of this Note hereby exercises the option to convert this Note, or the portion hereof (that is $1,000 principal amount or an integral multiple thereof) below designated, into, at the Company’s election, cash, shares of Common Stock or a combination of cash and shares of Common Stock, as applicable, in accordance with the terms of the Indenture referred to in this Note, and directs that any cash payable and any shares of Common Stock issuable and deliverable upon such conversion, together with any cash for any fractional share, and any Notes representing any unconverted principal amount hereof, be issued and delivered to the registered Holder hereof unless a different name has been indicated below. If any shares of Common Stock or any portion of this Note not converted are to be issued in the name of a Person other than the undersigned, the undersigned will pay all documentary, stamp or similar issue or transfer taxes, if any in accordance with Section 13.02(d) and Section 13.02(e) of the Indenture. Any amount required to be paid to the undersigned on account of interest accompanies this Note. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture.

Dated:

Signature(s)

Signature Guarantee

Signature(s) must be guaranteed

by an eligible Guarantor Institution

(banks, stock brokers, savings and

loan associations and credit unions)

with membership in an approved

signature guarantee medallion program

pursuant to Securities and Exchange

Commission Rule 17Ad-15 if shares

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of Common Stock are to be issued, or
Notes are to be delivered, other than to and in the name of the registered holder.

Fill in for registration of shares if to be issued, and Notes if to be delivered, other than to and in the name of the registered holder:

(Name)

(Street Address)

(City, State and Zip Code)
Please print name and address

Principal amount to be converted (if less than all): $______,000

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

Social Security or Other Taxpayer
Identification Number

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ATTACHMENT 2

[FORM OF FUNDAMENTAL CHANGE REPURCHASE NOTICE]

To: Unity Software Inc.

To: U.S. Bank Trust Company, National Association

100 Wall Street, Suite 600

New York, New York 10005

Attention: J. Hall (Unity Software Inc.)

The undersigned registered owner of this Note hereby acknowledges receipt of a notice from Unity Software Inc. (the “Company”) as to the occurrence of a Fundamental Change with respect to the Company and specifying the Fundamental Change Repurchase Date and requests and instructs the Company to pay to the registered holder hereof in accordance with Section 14.01 of the Indenture referred to in this Note (1) the entire principal amount of this Note, or the portion thereof (that is $1,000 principal amount or an integral multiple thereof) below designated, and (2) if such Fundamental Change Repurchase Date does not fall during the period after a Regular Record Date and on or prior to the corresponding Interest Payment Date, accrued and unpaid interest, if any, thereon to, but excluding, such Fundamental Change Repurchase Date. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture.

In the case of Physical Notes, the certificate numbers of the Notes to be repurchased are as set forth below:

Dated: _____________________

Signature(s)

Social Security or Other Taxpayer
Identification Number

Principal amount to be repurchased (if less than all): $______,000

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

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ATTACHMENT 3

[FORM OF ASSIGNMENT AND TRANSFER]

To: U.S. Bank Trust Company, National Association

as Trustee and Registrar

100 Wall Street, Suite 600

New York, New York 10005

Attention: J. Hall (Unity Software Inc.)

For value received ____________________________ hereby sell(s), assign(s) and transfer(s) unto _________________ (Please insert social security or Taxpayer Identification Number of assignee) the within Note, and hereby irrevocably constitutes and appoints _____________________ attorney to transfer the said Note on the books of Unity Software Inc. (the “Company”), with full power of substitution in the premises.

In connection with any transfer of the within Note occurring prior to the Resale Restriction Termination Date, as defined in the Indenture governing such Note, the undersigned confirms that such Note is being transferred:

☐ To the Company or a subsidiary thereof; or

☐ Pursuant to a registration statement that has become or been declared effective under the Securities Act of 1933, as amended; or

☐ Pursuant to and in compliance with Rule 144A under the Securities Act of 1933, as amended; or

☐ Pursuant to and in compliance with Rule 144 under the Securities Act of 1933, as amended, or any other available exemption from the registration requirements of the Securities Act of 1933, as amended.

☐ If such Note is an Investor Note, pursuant to and in accordance with Section 6.07 of the Investment Agreement to (i) a Purchaser’s Affiliate that executes and delivers to the Company a Joinder becoming a Purchaser party to the Investment Agreement and the Confidentiality Agreement and a duly completed and executed IRS Form W-9 (or a substantially equivalent form) or (ii) the Company or any of its Subsidiaries. Capitalized terms used in clauses (i) and (ii) of this paragraph but not defined in the Indenture shall have the meanings ascribed to such terms in the Investment Agreement.

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Dated: ________________________

Signature(s)

Signature Guarantee

Signature(s) must be guaranteed by an

eligible Guarantor Institution (banks, stock

brokers, savings and loan associations and

credit unions) with membership in an approved

signature guarantee medallion program pursuant

to Securities and Exchange Commission

Rule 17Ad-15 if Notes are to be delivered, other

than to and in the name of the registered holder.

NOTICE: The signature on the assignment must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

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EXHIBIT B

FORM OF JOINDER

The undersigned is executing and delivering this Joinder pursuant to that certain Investment Agreement, dated as of July 13, 2022 (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof, the “Investment Agreement”), by and among Unity Software, Inc., Silver Lake Alpine II, L.P., a Delaware limited partnership, Silver Lake Partners VI, L.P., a Delaware limited partnership and Sequoia Capital Fund, L.P., a Cayman Islands exempted limited partnership and the other parties named therein and any other Persons who become a party thereto in accordance with the terms thereof. Capitalized terms used but not defined in this Joinder shall have the respective meanings ascribed to such terms in the Investment Agreement.

[By executing and delivering this Joinder to the Investment Agreement, the undersigned hereby adopts and approves the Investment Agreement and agrees, effective commencing on the date hereof, to become a party to, and to be bound by and comply with the provisions of, the Investment Agreement and [the Confidentiality Agreement]1 applicable to the Purchasers in the same manner as if the undersigned were an original [Silver Lake][Sequoia] Purchaser signatory to the Investment Agreement and [the Confidentiality Agreement].]2

The undersigned acknowledges and agrees that Sections 6.02, 6.03, 6.07, 6.08 and 6.12 of the Investment Agreement are incorporated herein by reference, mutatis mutandis.

[Remainder of page intentionally left blank]

[1]	[Insert to the extent the transferee is an Affiliate of Silver Lake or Sequoia.]
[2]	[Insert for an Affiliate of the Purchasers who is a transferee of Notes or Company Common Stock after Closing.]

EXHIBIT C

Execution Version

FORM OF ISSUER AGREEMENT

[Date]

[Name of Lender]

[Address]

Re:	Loan Agreement entered into by [ ]

Ladies and Gentlemen:

This letter agreement is being entered into at the request of [Name of Borrower], a [Jurisdiction of Organization][Entity Type], (the “Borrower”), in connection with that certain Margin Loan and Security Agreement dated as of [Date] (as amended and supplemented from time to time, the “Margin Loan Agreement”), between the Borrower, the other borrowers thereunder (collectively with the Borrower, the “Borrowers”) and [Name of Lender], as lender (including any agent acting therefor, the “Lender”). For purposes of this letter agreement, “Business Day” shall mean any day on which commercial banks are open in New York City, “DTC” shall mean The Depository Trust Company, the “Exercise of Remedies” shall mean the exercise of remedies by the Lender following an Event of Default (as defined in the Margin Loan Agreement), including foreclosure on and, as part of effecting such foreclosure, any other assignments, transfers, dispositions or transactions with respect to the Pledged Convertible Notes or Pledged Common Stock (each as defined below) made following the occurrence of an Event of Default, and the “Transactions” shall mean the entry of the Borrower and the Lender into the Margin Loan Agreement and the transactions contemplated thereby, including the Exercise of Remedies.

Pursuant to the Margin Loan Agreement, the Lender is acquiring a first priority security interest in, inter alia, (x) [•]% Convertible Senior Notes due 2027 (the “Convertible Notes” and, upon crediting of such Convertible Notes to the Collateral Account, the “Pledged Convertible Notes”) of Unity Software, Inc. (the “Issuer”) issued pursuant to an indenture, dated [Date] (the “Indenture”) between the Issuer and U.S. Bank National Association, as trustee (the “Trustee”) and (y) certain shares of common stock of the Issuer that may be received upon conversion of the Convertible Notes from time to time (the “Common Stock” and, upon crediting of such shares of Common Stock to the Collateral Account, the “Pledged Common Stock”) to secure the Borrower’s obligations under the Margin Loan Agreement. The Borrower (or its affiliate) purchased the Convertible Notes directly from the Issuer in a private placement and, in connection therewith, became a party to the Investment Agreement (as defined in the Indenture). The Convertible Notes purchased by the Borrower are “Investor Notes” as defined in the Indenture. The Pledged Convertible Notes and any Pledged Common Stock will be credited or delivered to, and held in, one or more accounts of the Borrower at a third-party custodian (which may be the Lender or an affiliate thereof) (the “Custodian”) in each case subject to the security interest granted under the Margin Loan Agreement (each, a “Collateral Account”, and collectively, the “Collateral Accounts”).

In connection with the foregoing:

1. The Issuer confirms that, based on the information provided to the Issuer prior to its execution of this letter agreement:

(a) it has no objection to the Transactions and none of the Transactions is subject to any insider trading or other policy or rule of the Issuer; and

(b) the loan contemplated by the Margin Loan Agreement is a Permitted Loan as defined in the Investment Agreement, and further agrees and acknowledges that the Borrower shall have the right to pledge or sell the Pledged Convertible Notes or Pledged Common Stock to the extent permitted in connection with Permitted Loans as described in the Investment Agreement.

The Issuer further agrees that the Lender shall be entitled to cause the Pledged Convertible Notes to be converted in accordance with the terms of the Indenture in connection with any Exercise of Remedies without restriction under the Investment Agreement.

2. The Issuer acknowledges that, in accordance with the Margin Loan Agreement, the Borrower may assign to the Lender by way of security the Issuer’s rights under Article V of the Investment Agreement, as permitted by Section 6.07(iv)(z) of the Investment Agreement, and confirms that it has no objection to the assignment of such rights under Article V of the Investment Agreement pursuant to the Margin Loan Agreement or any transfers by the Lender of Pledged Convertible Notes or Pledged Common Stock under such Article V related thereto, or any assignment of such rights under Article V made in connection with any Exercise of Remedies.

3. Except as required by applicable law and stock exchange rules, as determined in good faith by the Issuer, the Issuer will not take any actions intended to hinder or delay any Exercise of Remedies by the Lender pursuant to the Margin Loan Agreement. Without limiting the generality of paragraphs 4 through 9 below, the Issuer agrees, upon Lender’s request after the occurrence of an Event of Default under the Margin Loan Agreement, to cooperate in good faith and a commercially reasonable manner (and in accordance with, and subject in all cases to, the terms of the Indenture and in accordance with applicable law and stock exchange rules) with the Lender, the Trustee and/or the transfer agent relating to the Common Stock in any transfer of Pledged Convertible Notes or Pledged Common Stock made pursuant to any exercise by the Lender of its remedies under the Margin Loan Agreement or otherwise, including with respect to the removal of any restrictive legends in accordance with applicable law.

4. In connection with any Exercise of Remedies, the Issuer shall take such actions as are within its reasonable control and reasonably requested by the Lender to cause the transfer and settlement of Pledged Convertible Notes (in accordance with, and subject in all cases to, the terms of the Indenture, applicable law and stock exchange rules) within two Business Days of receiving notice from the Lender. Upon consummation of such transfer and settlement to the purchaser(s) designated by the Lender, such Pledged Convertible Notes shall be (a) in book-entry DTC form if such Pledged Convertible Notes are (i) sold under a registration statement, (ii) sold under Rule 144 (“Rule 144”) under the Securities Act of 1933, as amended (the “Securities Act”) or (iii) then in book-entry DTC form, in each case with an unrestricted CUSIP or restricted CUSIP as appropriate based on the status of the purchaser or (b) otherwise, in certificated form bearing the restrictive

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legend set forth in Section 2.05(d) of the Indenture. [Notwithstanding anything to the contrary in the Indenture or any other agreement other than a non-waivable provision of the Indenture or any other agreement binding on the Issuer, for purposes of any transfer of Pledged Convertible Notes in the form of Physical Notes in connection with an Exercise of Remedies, the only documents required by the Issuer from the Lender or the Borrower are as follows: (x) a certificate executed by or on behalf of the Borrower, in the form set forth in [Attachment 1 to Exhibit A] attached to the Indenture (disregarding any amendments or modifications thereto subsequent to the date hereof), and (y) for any transfer of Restricted Securities (as defined in the Indenture) prior to the Resale Restriction Termination Date (as defined in the Indenture) (which, for all purposes hereunder and under the Indenture, shall be the date that is one year following the Closing Date), an opinion of Davis Polk & Wardwell LLP or other counsel reasonably satisfactory to the Issuer, in the form of (i) Exhibit 1 attached hereto and addressed to the Issuer and its transfer agent (in the case of any transfer of Physical Notes bearing the legend set forth in Section 2.05(d) of the Indenture (the “Convertible Note Legend”) to a transferee who will receive Physical Notes bearing the Convertible Note Legend that constitute Restricted Securities) or (ii) Exhibit 2 attached hereto (in the case of any transfer of Physical Notes bearing the Convertible Note Legend to a transferee who will receive Physical Notes not bearing the Convertible Note Legend or beneficial interests in a Global Security not bearing the Convertible Note Legend). Within two Business Days of receipt of such documents and the presentation of such Physical Notes at the Corporate Trust Office of the Trustee, together with any required payment in connection with such transfer as set forth in Section 2.05 of the Indenture, the Issuer shall cause the Trustee to register the transfer of the number of Pledged Convertible Notes being sold to the account(s) of the purchaser(s), in each case as specified in such certificate.]1

5. In connection with any Exercise of Remedies, the Issuer shall take such actions as are within its reasonable control and reasonably requested by the Lender to cause the transfer and settlement of any shares of Common Stock received upon conversion or repurchase of the Pledged Convertible Notes (in accordance with, and subject to, the terms of the Indenture, applicable law and stock exchange rules) within two Business Days of notice received from the Lender. Upon consummation of such transfer and settlement to the purchaser(s) designated by the Lender, if such shares are sold under a registration statement, under Rule 144 or pursuant to another available exemption from the registration requirements of the Securities Act, such shares of Common Stock shall be in book-entry DTC form, without any restricted legends and bearing an unrestricted CUSIP (unless such purchaser is an affiliate of the Issuer in which case customary restrictive legends and a restricted CUSIP shall apply) or (b) otherwise, in certificated form bearing the restrictive legend set forth in Section 2.05(d) of the Indenture. [Notwithstanding anything to the contrary in the Indenture or any other agreement other than a non-waivable provision of the Indenture or any other agreement binding on the Issuer, in connection with an Exercise of Remedies, for purposes of any conversion of Pledged Convertible Notes in the form of Physical Notes and concurrent transfer of shares of Common Stock received upon conversion of such Pledged Convertible Notes or any other transfer of Pledged Common Stock, the only documents required by the Issuer from the Lender or the Borrower are as follows: (i) a certificate executed by or on behalf of the Borrower, in the form set forth in [Attachment 1 to Exhibit A] attached to the Indenture (disregarding any amendments or modifications thereto subsequent to the date hereof) as if references therein to

[1]	To be included if Convertible Notes cannot be delivered in DTC form at closing.

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Convertible Notes were instead references to Common Stock issued upon conversion or exchange of Convertible Notes mutatis mutandis and (ii) for any transfer of Common Stock bearing the legend set forth in Section 2.05(d) of the Indenture (the “Common Stock Legend”) prior to the Resale Restriction Termination Date, an opinion of Davis Polk & Wardwell LLP or other counsel reasonably satisfactory to the Issuer, in the form of (x) Exhibit 1 attached hereto (in the case of any transfer of Common Stock in certificated form bearing the Common Stock Legend to a transferee who will receive Common Stock in certificated form bearing the Common Stock Legend) or (y) Exhibit 2 attached hereto (in the case of any transfer of Common Stock in certificated form bearing the Common Stock Legend to a transferee who will receive Common Stock in certificated form not bearing the Common Stock Legend or beneficial interests in Common Stock in global form not bearing the Common Stock Legend). The Issuer shall, within two Business Days of receipt of such documents and the surrender of such shares of Common Stock to the transfer agent for the Common Stock, cause the transfer agent for the Common Stock to register the transfer of the number of shares of Common Stock being sold to the account(s) of the purchaser(s), in each case as specified in such certificate or to DTC’s nominee in connection with the crediting of beneficial interests therein to the purchaser’s designated brokerage account.

6. The Issuer will cause the Pledged Convertible Notes and/or Pledged Common Stock to be put into book-entry DTC form as of the Closing Date and, if appropriate subject to a restricted CUSIP. [To the extent not already in book-entry DTC form, the Issuer will cause the Pledged Convertible Notes and/or Pledged Common Stock to be put into book-entry DTC form, without any restricted legends and bearing an unrestricted CUSIP (unless appropriate based on the Borrower’s status as an affiliate of the Issuer), promptly after the earlier of the Resale Restriction Termination Date (as defined in the Indenture) and, following the effectiveness of a registration statement under the Securities Act covering resale of the Pledged Convertible Notes and/or Pledged Common Stock, any sale pursuant to such registration statement. The Borrower instructs the Issuer that any payment or delivery made by it in respect of Pledged Convertible Notes, including pursuant to the Conversion Rate Adjustment Exception (as defined in the Indenture), shall be made to the Collateral Account of the Borrower and agrees that such instruction may not be modified without the express written consent of the Lender.]2

7. In connection with any Exercise of Remedies whereby all or any portion of the Pledged Convertible Notes or Pledged Common Stock is or may be sold in a private resale transaction exempt from registration under the Securities Act prior to the first anniversary of the date of issuance of the relevant Pledged Convertible Notes, the Issuer shall provide, within three business days following a request by the Lender, a reasonable opportunity for a customary business, legal and documentary diligence investigation to potential purchasers of such Pledged Convertible Notes and/or shares of Pledged Common Stock, as identified by the Lender in such notice, subject to customary non-disclosure agreements to be executed by any such purchaser; provided, that such diligence investigation is not unreasonably disruptive to the business of the Issuer and its subsidiaries.

[2]	To be included if Convertible Notes cannot be delivered in DTC form at closing.

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8. The Issuer agrees with respect to any purchaser of Pledged Convertible Notes or Pledged Common Stock in a foreclosure sale (including the Lender or its affiliates) that is not, and has not been for the immediately preceding three months, an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer, that, if (i) such notes or shares are then eligible for resale under Rule 144 (and such purchaser has satisfied the holding period set forth in Rule 144(d)) and (ii) for a sale occurring prior to the Resale Restriction Termination Date, the Issuer meets the condition set forth in Rule 144(c)(1), then the Issuer shall, upon request of such purchaser, remove or cause the removal of any restrictive legend relating to Securities Act restrictions from such notes or shares and, if applicable, cause any such notes to be exchanged for beneficial interests in global notes held by DTC or its nominee.

9. The Lender covenants and agrees with the Issuer that, to the extent the Pledged Convertible Notes consist of Investor Notes, then in connection with any Exercise of Remedies by the Lender whereby the Lender forecloses on, sells, or transfers the Pledged Convertible Notes to itself, any affiliate or a third party, the Issuer shall, in connection with any such foreclosure, sale or transfer, exchange or cause the exchange of such Investor Notes in accordance with the Indenture for (i) if the Investor Notes consist of beneficial interests in the Investor Global Notes, beneficial interests in another Global Note (as defined in the Indenture) or (ii) if the Investor Note is a Physical Note, for another Physical Note, such that, in either case, the transferee thereto does not own or hold any beneficial interest in any Investor Note. Without limiting the generality of the foregoing, the Lender agrees and acknowledges that neither it nor any transferee that is not an Affiliate of Borrower shall be allowed to hold a beneficial interest in the Investor Notes or exercise any conversion rights in respect thereof. The Issuer confirms that (a) the only requirement to effect the exchange described in this paragraph that will imposed by it or the Trustee is compliance with DTC’s customary procedures as from time to time in effect in connection with such exchange, (b) neither it nor the Trustee will require any certificate or instrument of transfer to effect such exchange and (c) if such exchange is effected after the Resale Restriction Termination Date, the notes delivered upon exchange shall bear an unrestricted CUSIP.

10. The Lender agrees and acknowledges that, prior to the occurrence of an Event of Default, the Lender shall not have the right to rehypothecate, use, borrow, lend, pledge or sell the Pledged Convertible Notes or Pledged Common Stock; provided that, subject to paragraph 12 below in the case of an assignment, the Lender may pledge or assign its rights under the Margin Loan Agreement.

11. Any assignee of Lender’s rights and obligations under the Margin Loan Agreement shall enter into a joinder to this Issuer Agreement in form and substance reasonably satisfactory to the Issuer, or shall deliver to the Issuer a counterpart, executed by the assignee, of a substantially identical agreement and the Issuer shall promptly accept such assignment.

12. The pledge by the Borrower of the Pledged Convertible Notes and the Pledged Common Stock pursuant to the Margin Loan Agreement, and any Exercise of Remedies by the Lender, are not restricted in any manner by the formation documents of the Issuer or any other agreement to which the Issuer is a party, other than the Investment Agreement and the Indenture.

13. To the knowledge of the Issuer, neither the Pledged Convertible Notes nor the Pledged Common Stock is subject to any pledge, interest, mortgage, lien, encumbrance or right of setoff other than any such as may be created and may exist in favor of the Lender as a result of the grant of security interests therein under the Margin Loan Agreement.

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14. The Issuer shall make all payments on the Pledged Convertible Notes and the Pledged Common Stock with a record date on and after the Closing Date to the Collateral Accounts (as irrevocably directed by the Borrower) or otherwise in accordance with the Margin Loan Agreement.

15. Subject to customary enforceability exceptions, the Convertible Notes are valid and binding obligations of the Issuer enforceable against the Issuer in accordance with their terms. The Common Stock, when issued upon conversion or exchange of the Convertible Notes, will be validly issued, fully paid and nonassessable and free of pre-emptive or similar rights.

[Remainder of page intentionally left blank.]

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Accepted and agreed,

Unity Software, Inc., as Issuer

By:
Name:
Title:

[Signature Page to Issuer Agreement]

EXHIBIT 1

Form of Opinion of Counsel

Unity Software, Inc.

[_______]

Ladies and Gentlemen:

We are acting as counsel for [_______] (“Secured Party”) in connection with the sale by it of [_____] [shares of common stock] (the “Securities”) of Unity Software, Inc., a Delaware corporation (“Issuer”), that were [received upon conversion or exchange of [•]% Convertible Senior Notes due 2027] pledged to it [_______] (“Borrower”) to secure Borrower’s obligations pursuant to the Margin Loan and Security Agreement dated as of [_____] among, inter alia, Borrower and Secured Party.

We have examined a representation letter from Secured Party dated as of [____] (the “Seller’s Letter”) with respect to the sale of the Securities. In rendering the opinion expressed herein, we have relied exclusively on the Seller’s Letter, a copy of which is attached hereto as Schedule I, as to matters of fact, and we have without independent inquiry or investigation assumed that (i) all documents submitted to us as originals are authentic and complete, (ii) all documents submitted to us as copies conform to authentic, complete originals, (iii) all signatures on all documents that we reviewed are genuine, (iv) all natural persons executing documents had and have the legal capacity to do so and (v) all statements in the Seller’s Letter were and are accurate.

Based on the foregoing, we are of the opinion that the Securities may be sold by Secured Party without registration under the Securities Act of 1933, as amended, it being understood that no opinion is expressed as to any subsequent offer or resale of any Securities.

This opinion is limited to the federal securities law of the United States of America.

This opinion is rendered solely to you in connection with the proposed sale of the Securities by Secured Party. This opinion may not be relied upon by you for any other purpose or relied upon by any other person or furnished to any other person without our prior written consent.

Very truly yours,

Schedule I to Exhibit 1

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Re:	Sale of [_____] [[•]% Convertible Senior Notes due 2027 / Shares of Common Stock] of Unity Software, Inc. (“Issuer”) to Qualified Institutional Buyers in a Private Placement

Ladies and Gentlemen:

We hereby refer to the Margin Loan and Security Agreement dated as of [_____] (the “Margin Loan Agreement”) among, inter alia, [______] (“we,” “our” or “us”) and SLA [______] (“Borrower”) pursuant to which Borrower has pledged to us, inter alia, [•]% Convertible Senior Notes due 2027 (the “Pledged Convertible Notes”) of Issuer to secure Borrower’s obligations to us under the Margin Loan Agreement.

In connection with our proposed sale, as pledgee under the Margin Loan Agreement, of [____] [Pledged Convertible Notes/shares of common stock of Issuer received upon conversion or exchange of Pledged Convertible Notes] (the “Securities”) in a private placement exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), we represent and warrant to you:

(a)

The Securities are being sold only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) or to purchasers that we and any person acting on our behalf reasonably believe are qualified institutional buyers. We have notified the purchaser of the restrictions on further transfer of the Securities, and the purchaser is aware that the Securities are being sold by us pursuant to an exemption from registration under the Securities Act for private placements of securities.

(b)	Issuer is subject to Section 13(a) and/or Section 15(d) of the Securities Exchange Act of 1934, as amended.

(c)	Neither we nor any person acting on our behalf has offered or sold the Securities by any form of general solicitation or general advertising.

Very truly yours,

[___________]

By: ______________________________
Name:
Title:

EXHIBIT 2

Form of Opinion of Counsel

Unity Software, Inc.

[_______]

Ladies and Gentlemen:

We are acting as counsel for [_______] (“Secured Party”) in connection with the sale by it of [_____] [[•]% Convertible Senior Notes due 2027 / shares of common stock] (the “Securities”) of Unity Software, Inc., a Delaware corporation (“Issuer”), that were [received upon conversion or exchange of [•]% Convertible Senior Notes due 2027] pledged to it by [_______] (“Borrower”) to secure Borrower’s obligations pursuant to the Margin Loan and Security Agreement dated as of [_____] among, inter alia, Borrower and Secured Party.

We have examined a representation letter from Secured Party dated as of [____] (the “Seller’s Letter”) with respect to the sale of the Securities. In rendering the opinion expressed herein, we have relied exclusively on the Seller’s Letter, a copy of which is attached hereto as Schedule I, as to matters of fact, and we have without independent inquiry or investigation assumed that (i) all documents submitted to us as originals are authentic and complete, (ii) all documents submitted to us as copies conform to authentic, complete originals, (iii) all signatures on all documents that we reviewed are genuine, (iv) all natural persons executing documents had and have the legal capacity to do so and (v) all statements in the Seller’s Letter were and are accurate.

Based on the foregoing, we are of the opinion that the Securities may be sold by Secured Party as described in the Seller’s Letter without registration under the Securities Act of 1933, as amended, in reliance of Rule 144 promulgated thereunder and that any restrictive legends concerning transfers of the Securities may be removed.

This opinion is limited to the federal securities law of the United States of America.

This opinion is rendered solely to you in connection with the proposed sale of the Securities by Secured Party. This opinion may not be relied upon by you for any other purpose or relied upon by any other person or furnished to any other person without our prior written consent.

Very truly yours,

Schedule I to Exhibit 2

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Re:	Sale of [_____] [[•]% Convertible Senior Notes due 2027 / Shares of Common Stock] of Unity Software, Inc. (“Issuer”)

Ladies and Gentlemen:

We hereby refer to the Margin Loan and Security Agreement dated as of [_____] (the “Margin Loan Agreement”) among, inter alia, [______] (“we,” “our” or “us”) and [_____] (“Borrower”) pursuant to which Borrower has pledged to us, inter alia, [[•]% Convertible Senior Notes due 2027 (the “Pledged Convertible Notes”) of Issuer to secure Borrower’s obligations to us under the Margin Loan Agreement.

In connection with our proposed sale, as pledgee under the Margin Loan Agreement, of [____] [Pledged Convertible Notes/shares of common stock of Issuer received upon conversion or exchange of Pledged Convertible Notes] pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), we represent and warrant to you:

(a)	We are not an “affiliate” of Issuer within the meaning of Rule 144 under the Securities Act and have not been such an affiliate within the preceding three months.

(b)

Issuer is, and has been for a period of at least 90 days immediately before the proposed sale, subject to the reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended.

(c)	A period of at least six months has elapsed for purposes of Rule 144(d) under the Securities Act since the date the Pledged Convertible Notes were pledged to us.

(d)	Issuer has satisfied the conditions set forth in Rule 144(c)(1) under the Securities Act at the time of the proposed sale.

(e)

If the shares of common stock to be sold were issued upon exchange of the Pledged Convertible Notes, no consideration other than Pledged Convertible Notes was delivered by the Borrower in such exchange.

Very truly yours,

[_______]

By: _____________________________
Name:
Title:

SCHEDULE I

NOTE PURCHASE AMOUNTS

Purchaser	Closing Date
Silver Lake Partners VI, L.P.	$752,000,000 in aggregate principal amount
Silver Lake Alpine II, L.P.	$188,000,000 in aggregate principal amount
Sequoia Capital Fund, L.P.	$60,000,000 in aggregate principal amount

ANNEX A

PLAN OF DISTRIBUTION

The selling securityholders, including their pledgees, donees, transferees, distributees, beneficiaries or other successors in interest, may from time to time offer some or all of the notes or shares of common stock (collectively, “Securities”) covered by this prospectus. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

The selling securityholders will not pay any of the costs, expenses and fees in connection with the registration and sale of the Securities covered by this prospectus, but they will pay any and all underwriting discounts, selling commissions and stock transfer taxes, if any, attributable to sales of the Securities. We will not receive any proceeds from the sale of Securities.

The selling securityholders may sell the Securities covered by this prospectus from time to time, and may also decide not to sell all or any of the Securities that they are allowed to sell under this prospectus. The selling securityholders will act independently of us in making decisions regarding the timing, manner and size of each sale. These dispositions may be at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at privately negotiated prices. Sales may be made by the selling securityholders in one or more types of transactions, which may include:

•

purchases by underwriters, dealers and agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling securityholders and/or the purchasers of the Securities for whom they may act as agent;

•

one or more block transactions, including transactions in which the broker or dealer so engaged will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•	ordinary brokerage transactions or transactions in which a broker solicits purchases;

•	purchases by a broker-dealer or market maker, as principal, and resale by the broker-dealer for its account;

•

the pledge of Securities for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of Securities, and, in the case of any collateral call or default on such loan or obligation, pledges or sales of Securities by such pledgees or secured parties;

•	short sales or transactions to cover short sales relating to the Securities;

Annex A-1

•	one or more exchanges or over the counter market transactions;

•

through distribution by a selling securityholder or its successor in interest to its members, general or limited partners or shareholders (or their respective members, general or limited partners or shareholders);

•	privately negotiated transactions;

•	the writing of options, whether the options are listed on an options exchange or otherwise;

•	distributions to creditors and equity holders of the selling securityholders; and

•	any combination of the foregoing, or any other available means allowable under applicable law.

A selling securityholder may also resell all or a portion of its Securities in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) provided it meets the criteria and conforms to the requirements of Rule 144 and all applicable laws and regulations.

The selling securityholders may enter into sale, forward sale and derivative transactions with third parties, or may sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with those sale, forward sale or derivative transactions, the third parties may sell securities covered by this prospectus, including in short sale transactions and by issuing securities that are not covered by this prospectus but are exchangeable for or represent beneficial interests in the common stock. The third parties also may use shares of common stock received under those sale, forward sale or derivative arrangements or shares of common stock pledged by the selling securityholder or borrowed from the selling securityholders or others to settle such third-party sales or to close out any related open borrowings of common stock. The third parties may deliver this prospectus in connection with any such transactions. Any third party in such sale transactions will be an underwriter and will be identified in a supplement or a post-effective amendment to the registration statement of which this prospectus is a part, as may be required.

In addition, the selling securityholders may engage in hedging transactions with broker-dealers in connection with distributions of Securities or otherwise. In those transactions, broker-dealers may engage in short sales of securities in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell securities short and redeliver securities to close out such short positions. The selling securityholders may also enter into option or other transactions with broker-dealers which require the delivery of securities to the broker-dealer. The broker-dealer may then resell or otherwise transfer such securities pursuant to this prospectus. The selling securityholders also may loan or pledge Securities, and the borrower or pledgee may sell or otherwise transfer the Securities so loaned or pledged pursuant to this prospectus. Such borrower or pledgee also may transfer those Securities to investors in our securities or the selling securityholders’ securities or in connection with the offering of other securities not covered by this prospectus.

To the extent necessary, the specific terms of the offering of Securities, including the specific Securities to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any underwriter, broker-dealer or agent, if any, and any applicable compensation in the form of discounts, concessions or commissions paid to underwriters or agents or paid or allowed to dealers will be set forth in a supplement to this prospectus or a post-effective amendment to this registration statement of which this prospectus forms a part. The selling securityholders may, or may authorize underwriters, dealers and agents to, solicit offers from specified institutions to purchase Securities from the selling securityholders. These sales may be made under “delayed delivery contracts” or other purchase contracts that provide for payment and delivery on a specified future date. If necessary, any such contracts will be described and be subject to the conditions set forth in a supplement to this prospectus or a post-effective amendment to this registration statement of which this prospectus forms a part.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling securityholders. Broker-dealers or agents may also receive compensation from the purchasers of Securities for whom they act as agents or to whom they sell as principals, or both. Compensation to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving securities. In effecting sales, broker-dealers engaged by the selling securityholders may arrange for other broker-dealers to participate in the resales.

In connection with sales of Securities covered hereby, the selling securityholders and any underwriter, broker-dealer or agent and any other participating broker-dealer that executes sales for the selling securityholders may be deemed to be an “underwriter” within the meaning of the Securities Act. Accordingly, any profits realized by the selling securityholders and any compensation earned by such underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions. Selling securityholders who are “underwriters” under the Securities Act must deliver this prospectus in the manner required by the Securities Act. This prospectus delivery requirement may be satisfied through the facilities of the NYSE in accordance with Rule 153 under the Securities Act or satisfied in accordance with Rule 174 under the Securities Act.

We and the selling securityholders have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. In addition, we or the selling securityholders may agree to indemnify any underwriters, broker-dealers and agents against or contribute to any payments the underwriters, broker-dealers or agents may be required to make with respect to, civil liabilities, including liabilities under the Securities Act. Underwriters, broker-dealers and agents and their affiliates are permitted to be customers of, engage in transactions with, or perform services for us and our affiliates or the selling securityholders or their affiliates in the ordinary course of business.

The selling securityholders will be subject to the applicable provisions of Regulation M of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Securities by the selling securityholders. Regulation M may also restrict the ability of any person engaged in the distribution of the Securities to engage in market-making activities with respect to the Securities.

These restrictions may affect the marketability of such Securities.

In order to comply with applicable securities laws of some states or countries, the Securities may only be sold in those jurisdictions through registered or licensed brokers or dealers and in compliance with applicable laws and regulations. In addition, in certain states or countries the Securities may not be sold unless they have been registered or qualified for sale in the applicable state or country or an exemption from the registration or qualification requirements is available. In addition, any Securities of a selling securityholder covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold in open market transactions under Rule 144 rather than pursuant to this prospectus.

In connection with an offering of Securities under this prospectus, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Securities offered under this prospectus. As a result, the price of the Securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the NYSE or another securities exchange or automated quotation system, or in the over-the-counter market or otherwise.

ANNEX B

PRIVILEGED & CONFIDENTIAL

SERVICES AGREEMENT

This SERVICES AGREEMENT (the “Agreement”) is dated as of [•], 2022 and is by and between Unity Software, Inc., a Delaware corporation (the “Company”), on behalf of itself and its direct and indirect subsidiaries, and Silver Lake Management Company VI, L.L.C. and Silver Lake Alpine Management Company II, L.L.C., each a Delaware limited liability company (each, an “SLM”). The capitalized terms used but not defined herein shall have the meaning set forth in the Investment Agreement (as defined below).

BACKGROUND

The Company and Silver Lake Partners VI, L.P. a Delaware limited partnership (“SLP VI”) and Silver Lake Alpine II, L.P. (“SLA II” and collectively with SLP VI, the “SL Investor”) and the other parties thereto, entered into that certain Investment Agreement, dated as of July 13, 2022, (as the same may be amended from time to time, the “Investment Agreement”), which provides for the issuance by the Company, and purchase by the Purchasers, of certain convertible senior unsecured notes (the “Notes”), among other transactions set forth therein (the “Transaction”).

The Company wishes to agree to certain parameters with respect to the potential future provision by each SLM of services to the Company and the Company’s direct and indirect subsidiaries (collectively, the “Company Entities”) following the Transaction.

In consideration of the premises and agreements contained herein and of other good and valuable consideration, the sufficiency of which are hereby acknowledged, the parties agree as follows:

AGREEMENT

SECTION 1. Services.

(a) Each SLM agrees that until the expiration of the Term or the earlier termination of its obligations under this Section 1 pursuant to Section 5 hereof, to the extent mutually agreed by the Company and such SLM, it may render to any of the Company Entities, by and through itself and its affiliates and such of their respective officers and employees, as such SLM in its sole discretion may designate from time to time (or, with the prior consent of the Company, by and through its and its affiliates’ representatives, agents and third parties), monitoring, advisory, strategic and consulting services in relation to the affairs of the Company Entities (the services of each SLM collectively, the “Services”). Any breach of this Agreement by any Person described in the immediately preceding sentence shall be deemed a breach of this Agreement by an SLM. Notwithstanding anything in this Agreement to the contrary, the service by any officer, employee, representative or agent of the SLMs or any of their respective affiliates on the board of directors (including as board observer) of any Company Entity, and any services or other activities or actions ancillary or related thereto, shall not be Services hereunder.

(b) Each SLM shall perform all Services to be provided hereunder as an independent contractor to each of the Company Entities and not as partner, fiduciary, employee, agent, joint venturer or representative of any of the Company Entities.

(c) Any advice or opinions provided by an SLM may not be disclosed or referred to by the Company Entities publicly or to any third party (other than to any of the Company Entities and their respective legal, tax, financial or other advisors and to the legal, tax, financial or other advisors of the Company Entities that are acting on behalf of the Company Entities and are bound by obligations of confidentiality to the Company Entities), except upon the prior written consent of such SLM or as otherwise required by required by applicable law, rule or regulation (including the rules and regulations of any stock exchange on which any Company Entity is listed, the terms of a valid and effective subpoena, interrogatory, civil investigative demand or similar legal process, or an order of a court, government or governmental agency or authority of competent authority).

(d) Subject to the terms of the Investment Agreement and the confidentiality agreement, dated January 12, 2018, entered into by and between the Company and Silver Lake Management Company V, L.L.C., a Delaware limited liability company (the “Confidentiality Agreement”) (i) the Company Entities hereby grant each SLM and its affiliates (other than any portfolio company affiliated with an SLM)a non-exclusive, royalty-free, non-transferable license, to use the Company Entities’ trademarks and logos in connection with describing such SLM’s relationship with the Company Entities and (ii) and, solely with the prior written approval of the applicable SLM prior to each such use, each SLM hereby grants the Company Entities a non-exclusive, royalty-free, non-transferable license to use each SLM’s trademarks and logos solely for the Company Entities’ use in connection with describing such Company Entity’s relationship with an SLM. Any use of an SLM’s trademarks and logos, and all goodwill associated therewith, shall inure solely to the benefit of such SLM. Any use of the Company Entities’ trademarks and logos, and all goodwill associated therewith, shall inure solely to the benefit of the Company Entities.

SECTION 2. Intellectual Property; Privacy

(a) All patents, inventions, trademarks, source indicators, copyrights, trade secrets, know-how, models, methods, processes, techniques, tools, utilities, procedures, software, manuals, documentation and any other intellectual property (collectively, “IP”) provided by an SLM or its affiliates to the Company Entities as part of the Services (the “SLM IP”) is owned by such SLM or its affiliates and is provided solely for the Company Entities’ use in connection with the Services provided hereunder and subject to the terms set forth in this Section 2. Solely to the extent required for the receipt of the Services, each SLM hereby grants the Company Entities a non-exclusive, royalty-free, non-transferable, non-sublicensable (other than as set forth in the following sentence) license during the Term under its respective SLM IP embodied or incorporated in information or materials provided to Company Entities as part of the Services but only to the extent and for the duration necessary for the Company Entities to receive the applicable Service and its benefits as permitted by this Agreement. The Company Entities may sublicense their rights under Section 1(d)(ii) and this Section 2(a) to subsidiaries, and, solely as agreed in writing by an SLM, to other third parties, in each case, solely for the purposes of receiving the benefit of and otherwise using the Services.

(b) To the extent an SLM or any of its affiliates or any of their employees, contractors or agents creates, invents, discovers, develops, authors or conceives any patents, inventions, trademarks, source indicators, copyrights, trade secrets, know-how, models, methods, processes, techniques, tools, utilities, procedures, software, manuals, documentation and any other intellectual property in connection with such SLM’s or its affiliates’ performance of the Services hereunder (excluding, for the avoidance of doubt, any Company IP (as defined below), the “SLM Services IP”), such SLM retains all right, title and interest in any such SLM Services IP. All IP provided by the Company Entities to an SLM or its affiliates or its and their respective officers, employees, representatives or agents or any third parties acting on their behalf in connection with the rendering of the Services (the “Company IP”) is owned by the Company Entities and is provided solely for the SLM’s use in connection with providing the Services hereunder. Solely to the extent required for the provision of the Services, the Company Entities hereby grant the each SLM a non-exclusive, royalty-free, non-

transferable, non-sublicensable (other than as set forth in the following sentence) license during the Term under its respective Company IP embodied or incorporated in information or materials provided to each SLM for the purposes of providing the Services but only to the extent and for the duration necessary for each SLM to render the applicable Service as permitted by this Agreement. Each SLM may sublicense its rights under Section 1(d)(i) and this Section 2(b) solely to affiliates (other than any portfolio companies affiliated with such SLM), and as agreed in writing by Company, other third parties, in each case, solely for the purposes of providing the Services.

(c) No IP Development. The parties hereto do not contemplate that the performance of the Services will entail, except as set forth in Section 1(d), Section 2(a) and Section 2(b), the licensing of intellectual property or intellectual property rights for or to the other party. Except for the express licenses granted in Section 1(d), Section 2(a) and Section 2(b), neither party grants to any other person any rights or licenses to any intellectual property or intellectual property rights, whether by implication, estoppel, statute, or otherwise.

(d) Confidentiality. Except for the express licenses granted in Section 1(d), Section 2(a) and Section 2(b), the parties agree that all nonpublic information and materials provided by either party hereunder shall be subject to the Confidentiality Agreement.

(e) Privacy. The parties agree to take all further actions and execute all further agreements that are necessary to comply with all applicable laws and regulations relating to privacy and personal information in connection with performing under this Agreement.

(f) Feedback. If SLM provides the Company Entities any suggestions for improvements or other feedback regarding the products, services, technology of the Company Entities then the Company Entities may use such feedback without restriction or obligation; provided, that, the Company Entities shall not disclose Confidential Information (as defined in the Confidentiality Agreement) of any SLM in connection therewith.

SECTION 3. Indemnification. The Company Entities agree to indemnify and hold harmless each SLM and its former, current and future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, affiliates (including those which hold equity interests in the Company), members, managers, general or limited partners or assignees and each of their respective affiliates (each such person being an “Indemnified Party”) from and against all loss, liability, suits, claims, costs, damages and expenses (including reasonable, out-of-pocket attorneys’ fees) arising from the performance of Services (“Liabilities”), except as a result of any Indemnified Parties’ fraud, bad faith, gross negligence or willful misconduct, as determined in a final, non-appealable determination of a court of competent jurisdiction. If any Person that is not a party to this Agreement shall assert a claim that would reasonably be likely to give rise to Liabilities for which indemnification may be sought by an Indemnified Party hereunder (a “Third-Party Claim”) against or with respect to an Indemnified Party, then such Indemnified Party shall promptly notify the Company in writing thereof; provided, however, that the failure to give such notice timely shall not relieve the Company of its obligations hereunder except to the extent it is materially prejudiced thereby. The Company Entities shall, at the Company’s election, defend at their own cost and expense any and all suits or actions (just or unjust) that may be brought against an Indemnified Party or in which an Indemnified Party may be impleaded with others upon any Third-Party Claim upon any matter, directly or indirectly, that would reasonably be likely to give rise to Liabilities for which indemnification may be sought by an Indemnified Party hereunder. The Company Entities agree that they will not without the prior written consent of the SLMs (not to be unreasonably withheld, conditioned or delayed), settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated hereby (if any Indemnified Party is a party thereto or has been threatened to be made a party thereto) that would reasonably be likely to give rise to Liabilities for which an Indemnified Party would be entitled to indemnification hereunder unless such settlement, compromise or consent includes an unconditional release of the Indemnified Parties from all liability, without future obligation or prohibition on the part of any Indemnified Party, arising or that may arise out of such claim, action or proceeding, and does not contain an admission of guilt or liability on the part of any Indemnified Party. In the event that the Company, after written notice from an Indemnified Party, fails to notify SLM of its election to defend a Third-Party Claim within fifteen (15) days of receiving notice of such Third Party Claim, such Indemnified Party shall have the right to defend such Third-Party Claim by counsel of its own choosing, but at the cost and expense of the Company; provided, that the Company shall not be responsible for the cost of expense of more than one firm of outside counsel (plus any local counsel) with respect to all Indemnified Parties. The rights of an Indemnified Party to indemnification hereunder will be in addition to any other rights and remedies any such person may have under any other agreement or instrument to which such Indemnified Party is or becomes a party or is or otherwise becomes a beneficiary or under any law or regulation. The Company hereby acknowledges that Indemnified Parties have certain rights to indemnification, advancement of expenses and/or insurance provided by certain corporations, limited liability companies, partnerships, joint ventures, trusts, employee benefit plans or other enterprises (other than any of the Company Entities, or the insurer under and pursuant to an insurance policy of any of the Company Entities) from whom an Indemnified Party may be entitled to indemnification with respect to which, in whole or in part, any of the Company Entities may also have an indemnification obligation (such entities, collectively, the “Indemnified Party-Related Entities”). The Company hereby agrees that, with respect to the matters for which an Indemnified Party would be entitled to indemnification hereunder, (i) it is the indemnitor of first resort (i.e., its obligations to Indemnified Parties are primary and any obligation of the Indemnified Party-Related Entities to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Indemnified Parties are secondary), (ii) to the extent legally permitted and as required by the terms of this Agreement (or any other agreement between the Company and the Indemnified Parties), it shall be required to advance the full amount of Liabilities incurred by Indemnified Parties and shall be liable for the full amount of all Liabilities, without regard to any rights the Indemnified Parties may have against the Indemnified Party-Related Entities, (iii) that Company, on behalf of itself and the Company Entities, irrevocably waives, relinquishes and releases the Indemnified Party-Related Entities from any and all claims against the Indemnified Party-Related Entities for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Indemnified Party-Related Entities on behalf of the Indemnified Parties with respect to any claim for which the Indemnified Parties would be entitled to indemnification hereunder shall affect the foregoing and the Indemnified Party-Related Entities shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of the Indemnified Parties against the Company. The Company agrees that the Indemnified Party-Related Entities are express third party beneficiaries of the terms of this Section 3.

SECTION 4. Accuracy of Information. The Company shall use commercially reasonable efforts to furnish or cause to be furnished to each SLM such information as such SLM believes reasonably appropriate to render the Services and other services contemplated by this Agreement and to comply with the U.S. Securities and Exchange Commission or other legal requirements relating to the beneficial ownership, directly or indirectly, by such SLM or its affiliates and their respective members, officers and employees of equity securities of the Company or any controlling person or subsidiary thereof (all such information so furnished, the “Information”). The Company recognizes and confirms that each SLM and its affiliates (other than any portfolio companies affiliated with such SLM) (a) will use and rely primarily on the Information and on information available from generally recognized public sources in performing the Services and other services contemplated by this Agreement without having independently verified the same, (b) do not assume responsibility for the accuracy or completeness of the Information and such other information and (c) are entitled to rely upon the Information without independent verification.

The Company hereby represents and warrants that, to its knowledge all Information is or will be, when furnished, complete and accurate in all material respects and does not or will not, when furnished, contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made.

SECTION 5. Term. This Agreement will become effective as of the Closing and (except as otherwise provided herein) will continue until the Purchasers or their affiliates (other than any portfolio companies affiliated with such SLM) do not hold any Notes (or any Company Common Stock) (the “Term”). Notwithstanding the foregoing, an SLM may end the Term with respect to the Services provided by such SLM (and not, for the avoidance of doubt, the Services provided by any other SLM) at any time by providing at least thirty (30) days advance written notice to the Company. Notwithstanding anything to the contrary set forth herein, (x) the expiration of the Term will not affect the obligations of the Company to pay, or cause to be paid, any amounts accrued under the terms of this Agreement (if any) but not yet paid as of the date of such expiration and (y)the provisions of Sections 2(a) – (d) and (f), 3, 5, 6, 7 and 8 hereof will survive the expiration of the Term or any other termination of this Agreement.

SECTION 6. Disclaimer, Limitation of Liability.

(a) Disclaimer; Standard of Care. None of the SLMs nor any of their respective affiliates make any representation or warranty, express or implied, in respect of the Services to be provided hereunder. In no event shall any SLM or any Indemnified Party be liable to the Company Entities for any act, alleged act, omission or alleged omission that does not constitute gross negligence, willful misconduct, bad faith or fraud of such SLM or any Indemnified Party as determined by a final, non-appealable determination of a court of competent jurisdiction.

(b) Limitation of Liability. In no event will any SLM or any Indemnified Party be liable to the Company Entities or any of their affiliates (or Company Entities be liable to any SLM or any of their affiliates) for any indirect, special, incidental or consequential damages, including, without limitation, lost profits or savings, whether or not such damages are foreseeable, or for any third-party claims (whether based in contract, tort or otherwise), related to or arising out of or in connection with the Services or other services contemplated by this Agreement or the engagement of such SLM pursuant to, and the performance by such SLM of the Services or other services contemplated by, this Agreement that the Company Entities (or an SLM or any of their affiliates) may have suffered or incurred, or may claim to have suffered or incurred prior to, on or after the date hereof, except with respect to (i) any act or omission that constitutes gross negligence, willful misconduct, bad faith or fraud as determined by a final, non-appealable determination of a court of competent jurisdiction and (ii) Third-Party Claims pursuant to Section 3.

SECTION 7. No Privilege Waiver. To the extent a SLM or any of SLM employees, contractors or agents receives information from the Company in the course of a SLM’s performance of its obligations of this Agreement, which information is protected by any applicable privilege (the “Privileged Information”), the Company and each SLM agree that such sharing of information including through electronic communications or other means shall not constitute a waiver of that privilege. For the avoidance of doubt, the parties agree that they have a common interest in connection with the Services and the planning and successful execution of the Transactions and any legal issues arising from the Services or the Transactions, and believe that the full sharing and exchange of information, including Privileged Information, is necessary for the protection of each party’s interests. Each SLM agrees that its employees, contractors or agents will not access Privileged Information, including in connection with any electronic communications, except to the extent reasonably necessary to perform its obligations under this Agreement.

SECTION 8. Miscellaneous.

(a) No amendment or waiver of any provision of this Agreement, or consent to any departure by any party hereto from any such provision, will be effective unless it is in writing and signed by each of the parties hereto. Any amendment, waiver or consent will be effective only in the specific instance and for the specific purpose for which given. The waiver by any party of any breach of this Agreement will not operate as or be construed to be a waiver by such party of any subsequent breach.

(b) Any notices or other communications required or permitted hereunder shall be made in writing and will be sufficiently given if delivered personally or sent e-mail, with confirmed receipt, or by overnight courier, addressed as follows or to such other address of which the parties may have given written notice:

if to the SLMs:

c/o Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, New York 10001

Attention: Andrew J. Schader and Jennifer Gautier

Email: andy.schader@silverlake.com; Jennifer.Gautier@SilverLake.com if to the Company:

[•]

[•]

[•]

Attention:     [•]

Email:     [•]

with a copy (which shall not constitute notice) to:

Unity Software Inc.

30 3rd Street

San Francisco, California 94103

Attn:     [•]

Email:     [•]

Unless otherwise specified herein, such notices or other communications will be deemed received (i) on the date delivered, if delivered personally or sent by email, and (ii) one business day after being sent by overnight courier.

(c) This Agreement and the agreements and documents referred to herein and other documents dated as of, or with effect as of, the date hereof related to the subject matter hereof constitute the entire agreement among the parties with respect to the subject matter hereof, and supersedes all previous oral and written (and all contemporaneous oral) negotiations, commitments, agreements and understandings relating hereto.

(d) This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflict of law rules or provisions (whether of the state of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(e) Each party to this Agreement, by its execution hereof, (i) hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts located in the State of Delaware, for the purpose of any action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation arising out of or based upon this Agreement or relating to the subject matter hereof, (ii) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, and agrees not to allow any of its subsidiaries to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such proceeding brought in one of the above-named courts is improper, or that this Agreement or the subject matter hereof or thereof may not be enforced in or by such court and (iii) hereby agrees not to commence or maintain any action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation arising out of or based upon this Agreement or relating to the subject matter hereof or thereof other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation to any court other than one of the above-named courts whether on the grounds of inconvenient forum or otherwise. Notwithstanding the foregoing, to the extent that any party hereto is or becomes a party in any litigation in connection with which it may assert indemnification rights set forth in this agreement, the court in which such litigation is being heard shall be deemed to be included in clause (i) above. Notwithstanding the foregoing, any party to this Agreement may commence and maintain an action to enforce a judgment of any of the above-named courts in any court of competent jurisdiction. Each party hereto hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 8(b) hereof is reasonably calculated to give actual notice.

(f) Each of the parties hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby.

(g) Neither this Agreement nor any of the rights or obligations hereunder may be assigned by the Company Entities or the SLMs without the other party’s prior written consent; provided, however, that any SLM may delegate its duties or interests hereunder to any of its affiliates (other than any portfolio companies affiliated with such SLM) approved in accordance with Section 1(a) of this Agreement, at the sole discretion of such SLM. Subject to the foregoing, the provisions of this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Subject to the next sentence, no person or party other than the parties hereto and their respective successors or permitted assigns is intended to be a beneficiary of this Agreement. The parties acknowledge and agree that (i) each of the Indemnified Party-Related Entities shall be third party beneficiaries with respect to Section 3 hereof and (ii) each of the Indemnified Parties shall be third-party beneficiaries with respect to Sections 3 and 6 hereof, in each case entitled to enforce such provisions as though each such Indemnified Party-Related Entity or Indemnified Party, as applicable, were a party to this Agreement.

(h) This Agreement may be executed by one or more parties to this Agreement on any number of separate counterparts, and all of said counterparts taken together will be deemed to constitute one and the same instrument. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document will have the same effect as physical delivery of the paper document bearing the original signature. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

(i) Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

[signature page follows]

IN WITNESS WHEREOF, the undersigned have executed, or have caused to be executed, this Services Agreement as of the date first written above.

SILVER LAKE MANAGEMENT COMPANY VI, L.L.C.

By:
Name:
Title:

SILVER LAKE ALPINE MANAGEMENT COMPANY II, L.L.C.

By:
Name:
Title:

[Signature page to Unity Software, Inc. Services Agreement]

UNITY SOFTWARE, INC.

By:
Name:
Title: